As filed with the Securities and Exchange Commission on January 14, 2008
Registration No. 333-148490

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

OREXIGEN THERAPEUTICS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	2834	65-1178822
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

12481 High Bluff Drive, Suite 160
San Diego, CA 92130
(858) 436-8600
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Gary D. Tollefson, M.D., Ph.D.
President and Chief Executive Officer
Orexigen Therapeutics, Inc.
12481 High Bluff Drive, Suite 160
San Diego, CA 92130
(858) 436-8600
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Charles K. Ruck, Esq. Cheston J. Larson, Esq. Latham & Watkins LLP 12636 High Bluff Drive Suite 400 San Diego, CA 92130 (858) 523-5400	Heather D. Turner, Esq. Vice President, General Counsel and Secretary Orexigen Therapeutics, Inc. 12481 High Bluff Drive, Suite 160 San Diego, CA 92130 (858) 436-8600	Kenneth L. Bressler, Esq. Elise M. Adams, Esq. Blank Rome LLP The Chrysler Building 405 Lexington Avenue New York, NY 10174 (212) 885-5000

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion
Preliminary Prospectus dated January 14, 2008

PROSPECTUS

7,000,000 Shares

Common Stock

We are offering 7,000,000 shares of common stock.

Our common stock is listed on the Nasdaq Global Market under the symbol “OREX.” On January 11, 2008, the last reported sale price of our common stock on the Nasdaq Global Market was $13.27 per share.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 10 of this prospectus.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The underwriters may also purchase up to an additional 1,050,000 shares of common stock from the selling stockholders identified in this prospectus at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover overallotments. We will not receive any proceeds from the sale of shares by the selling stockholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of common stock will be ready for delivery on or about          , 2008.

Merrill Lynch & Co.	Leerink Swann

JMP Securities	Lazard Capital Markets

Canaccord Adams	Natixis Bleichroeder Inc.

The date of this prospectus is          , 2008.

You should rely only on the information contained in this prospectus. Neither we, the selling stockholders nor any of the underwriters have authorized anyone to provide you with information different from or in addition to that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside the United States: neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

PROSPECTUS SUMMARY

This summary does not contain all of the information you should consider before buying shares of our common stock. You should read the entire prospectus carefully, especially the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before deciding to invest in shares of our common stock. Unless the context requires otherwise, references in this prospectus to “Orexigen,” “we,” “us” and “our” refer to Orexigen Therapeutics, Inc.

Orexigen Therapeutics, Inc.

Our Company

We are a biopharmaceutical company focused on the development of pharmaceutical product candidates for the treatment of central nervous system, or CNS, disorders, including obesity. Our lead product candidates targeted for obesity are Contrave, which is in Phase III clinical trials, and Empatic, which is in the later stages of Phase II clinical development. Each of these product candidates is a combination of generic drugs, which we have systematically screened for synergistic CNS activity. We seek to combine chemical entities that, individually, have already received regulatory approval and have been commercialized previously, into new product candidates that we believe address unmet medical needs and are patentable. We are testing these combinations in an effort to demonstrate adequate efficacy and safety for potential regulatory approval. We have not yet received regulatory approval for any product candidate. In addition, we plan to continue to screen drugs for synergistic CNS activity and, based on the results, we may advance other potential combination product candidates into clinical trials.

Our Product Pipeline

We are developing Contrave and Empatic for the treatment of obesity. In addition, we have begun developing other CNS-related product candidates for the mitigation of weight gain associated with antipsychotic therapy and for the treatment of obsessive-compulsive disorder. Our product pipeline is detailed as follows:

			Trials		Commercial
Product Candidate	Drug Components	Indication	Completed	Stage of Development	Rights

Contrave	Bupropion SR/ Naltrexone SR	Obesity	Phase II, Phase IIb	Phase III	Orexigen (worldwide)

Empatic	Bupropion SR/ Zonisamide SR	Obesity	Phase II, Phase IIb	Phase IIb	Orexigen (worldwide)

OREX-003	Olanzapine/ Zonisamide SR	Mitigation of weight gain associated with antipsychotic therapy	Preclinical	Phase II planned for 2008	Orexigen (worldwide)

OREX-004	Naltrexone SR/ Fluoxetine	Obsessive-compulsive disorder	Preclinical	Phase II planned for 2008	Orexigen (worldwide)

The Obesity Epidemic

Obesity is a serious condition that is growing in prevalence and afflicts populations worldwide. In 1980, approximately 15% of the adult population in the United States was obese, according to the National Health and Nutrition Examination Survey. By 2002, the obesity rate had doubled to approximately 30% of the U.S. adult population, according to a later installment of the same survey. In addition, the survey estimated that another 34% of the U.S. adult population was overweight in 2002. We expect that given current trends, many members of this group will become obese in coming years.

In 2004, the Centers for Disease Control and Prevention identified obesity as the number one health threat in the United States. Approximately 300,000 deaths per year in the United States are associated with obesity, according to the Department of Health and Human Services, or HHS. Obesity is also a significant health problem outside of the United States. According to the World Health Organization, there are as many as

1.6 billion people worldwide considered to be overweight, of whom at least 400 million are estimated to be obese. Research has established a new disease category called metabolic syndrome, which comprises the various co-morbidities, or related conditions, that often accompany obesity, such as diabetes, hypertension and high cholesterol. We believe there is a growing recognition within the medical community that obesity is a leading risk factor for these conditions. In addition, obesity and its co-morbidities are believed to cause significant added cost to the health care system. In 2000, HHS estimated the overall economic costs of obesity in the United States to be $117 billion. Despite the growing obesity rate, increasing public interest in the obesity epidemic and significant medical repercussions and economic costs associated with obesity, there continues to be a significant unmet need for more effective pharmacological interventions.

Our Product Candidates for Obesity

We have selected our product candidates for obesity based on our research regarding CNS regulation of appetite and energy expenditure, as well as the reward-based mechanisms in the brain that reinforce unhealthy eating behaviors. These product candidates exhibited strong synergy within our screening model, which enabled us to prioritize them over others considered. In particular, we have focused our clinical development programs on drug combinations that we expect will generate weight loss and attenuate, or limit the effect of, the pathways in the brain that prevent extended weight loss. Our combination approach contrasts with most currently-approved weight loss drug therapies, which utilize a single active ingredient and have typically shown early weight loss followed by a plateau after several months of treatment. We believe that our approach to obesity drug development will permit a sustained, clinically-relevant pattern of weight reduction. Results from our clinical trials to date for both Contrave and Empatic have supported this hypothesis. We believe that our strategy will increase our probability of technical success while reducing both the time and cost associated with development.

In addition, we are seeking to improve the profiles of our product candidates by developing proprietary sustained release, or SR, drug delivery formulations for their constituent drugs. In the clinical trials conducted to date, compositions of Contrave and Empatic using these proprietary SR formulations for the constituents naltrexone and zonisamide, respectively, have demonstrated improved patient tolerability compared to those using previously approved immediate release, or IR, formulations of naltrexone and zonisamide. Because of differences in pharmacokinetics between the generically-available formulations and our proprietary SR formulations, we believe we can enhance patient outcomes and our competitive position.

In April 2006, we met with the U.S. Food and Drug Administration, or FDA, to discuss the clinical trial requirements for submission of new drug application, or NDA, filings for both Contrave and Empatic. Based on feedback from the FDA, we are conducting clinical trials for Contrave, and intend to conduct clinical trials for Empatic, to provide substantial evidence of their safety and effectiveness in treating obesity. Our understanding of the NDA filing requirements for Contrave was confirmed in our end-of-Phase-II meeting with the FDA in October 2007. Accordingly, our clinical development plan for Contrave is designed to obtain data on 1,500 patients exposed to drug for one year under double-blind, placebo-controlled conditions. We expect the Phase III clinical development plan for Empatic will follow a similar design. Our clinical trials may not corroborate our earlier results. In addition, undesirable side effects of Contrave and Empatic may delay or prevent their regulatory approval. We expect to file an NDA with the FDA in late 2009 for Contrave and in early 2012 for Empatic, assuming that our clinical trials proceed as planned and are successful.

Contrave

Contrave is a fixed dose combination of naltrexone SR and bupropion SR. We chose these constituents based on the results of our screening model as well as our understanding of the circuitries in the brain that regulate appetite and energy balance. In particular, naltrexone was chosen as a complement to bupropion in order to block compensating mechanisms that attempt to prevent long-term, sustained weight loss. We hold the exclusive license to two issued U.S. patents covering the Contrave composition, and we have filed additional patents covering various compositions, methods of use and formulations.

Naltrexone was approved in the United States in 1984 for the treatment of opioid addiction and in 1995 for the treatment of alcoholism. Naltrexone works by blocking opioid receptors in the brain and inhibits the reinforcing aspects of addictive substances, reducing their perceived reward. Naltrexone has been shown to negatively alter the palatability of many foods, particularly sweets, including, for example, in a study published in the October 2002 issue of Neuroscience and Biobehavioral Reviews. However, nausea is a well-known side effect associated with naltrexone that affects its tolerability. In our Contrave Phase II clinical trials, we used the generic IR formulation of naltrexone. Commencing with our Phase III clinical trials, naltrexone is being delivered in our proprietary SR formulation in order to improve its tolerability.

Bupropion was approved for marketing in the United States in 1985 for depression and in 1997 for smoking cessation. Functionally, bupropion is thought to increase the level of dopamine activity at specific receptors of the brain, which appears to lead to a reduction in appetite and increase in energy expenditure. It is currently among the most commonly prescribed antidepressants in the United States, according to IMS Health. Bupropion has become popular in the treatment of depression not only for its clinical efficacy, but also its attractive side effect profile, including modest weight loss.

We initiated clinical testing of Contrave with a Phase II clinical trial in 2004. This trial enrolled 238 patients at eight U.S. clinical trial sites to evaluate the safety and efficacy of the Contrave combination. The primary endpoint for this trial was percent change in body weight 16 weeks after the start of treatment, with secondary endpoints that included the percent change in body weight 24 weeks after the start of treatment. Results from this trial are summarized as follows:

•	On an intent-to-treat basis, which includes all randomized patients who recorded at least one post-baseline body weight measurement, Contrave demonstrated mean weight loss of 4.0% of baseline body weight at 16 weeks and 5.2% at 24 weeks.

•	On a completer basis, which includes patients who completed treatment through particular milestones, Contrave demonstrated mean weight loss of 4.8% of baseline body weight at 16 weeks and 6.8% at 24 weeks.

•	Patients who received placebo in this trial showed mean weight loss of 1.0% at 16 weeks on both an intent-to-treat and completer basis. The placebo arm of the trial was discontinued at that point, as specified in the clinical trial protocol.

In July 2005, we proceeded to study Contrave in a larger Phase IIb trial exploring a higher dose of bupropion SR paired with three different doses of naltrexone IR. This trial enrolled 419 patients at eight U.S. clinical trial sites under placebo-controlled, double-blind conditions. The primary endpoint for this trial was percent change in body weight 24 weeks after the start of treatment. Results from this trial are summarized as follows:

•	On an intent-to-treat basis, the three Contrave dosage groups demonstrated mean weight loss of 4.3% to 5.4% of baseline body weight at 24 weeks, compared to mean weight loss of 0.8% among the placebo group.

•	On a completer basis, the three Contrave dosage groups demonstrated mean weight loss of 7.1% to 7.6% of baseline body weight at 24 weeks, compared to mean weight loss of 1.1% among the placebo group.

The protocol for this study permitted participants to continue on Contrave for an additional 24 weeks of open-label treatment. The placebo arm of the trial was discontinued at this point. The results at 48 weeks are summarized as follows:

•	On an intent-to-treat basis, the three Contrave dosage groups demonstrated mean weight loss of 5.0% to 6.6% of baseline body weight.

•	On a completer basis, the three Contrave dosage groups demonstrated mean weight loss of 8.0% to 10.7% of baseline body weight.

The most common side effects observed in our clinical trials of Contrave to date include nausea, dizziness, insomnia and headaches.

We are currently conducting four Phase III clinical trials for Contrave. Based on our Phase II and Phase IIb trial results and feedback from the FDA, these Phase III clinical trials are studying three doses of naltrexone SR in combination with a fixed dose of bupropion SR. Each of these four clinical trials has been designed for a specific purpose: to study the effect of Contrave (i) in generally healthy obese patients utilizing the two lower doses of Contrave, (ii) in generally healthy obese patients in combination with an intensive behavior modification protocol including dietary counseling, behavioral therapy and exercise, (iii) in generally healthy obese patients, with a provision for dose escalation for non-responders, and (iv) in obese patients who manifest Type II diabetes. We intend to analyze as co-primary endpoints for each of these clinical trials the percent change in body weight and percent of patients who achieve 5% weight loss, in each case 56 weeks after the start of treatment. We believe our Phase III program will provide the required efficacy, safety and exposure data required by the FDA for submission of an NDA.

Empatic

Empatic is a fixed dose combination of zonisamide SR and bupropion SR. The combination of zonisamide and bupropion, in our screening model, produced an eightfold increase in relevant neuronal activity, suggesting that this drug combination would enhance satiety and energy expenditure. Based on the strength of these results and the unique mechanism of action of Empatic, we selected this product combination to complement our Contrave clinical development program. We hold an exclusive license to an issued U.S. patent covering the Empatic composition and methods of use in obesity, and we have filed additional patents covering various compositions, methods of use and formulations.

Zonisamide IR was approved in the United States in 2000 for the adjunctive treatment of partial seizures, which is a form of epilepsy. The precise mechanism of zonisamide is unknown; however, it is believed that zonisamide has a number of pharmacologic mechanisms including sodium-channel modulation and enhancement of dopamine and serotonin neurotransmission. Zonisamide, given alone, has also shown weight loss in prior clinical trials conducted at Duke University.

We initiated clinical testing of Empatic, using fixed dosages of zonisamide IR and bupropion SR, with a Phase II clinical trial in 2004. This trial enrolled 127 patients across five clinical sites in a similar protocol to our Phase II clinical trial of Contrave. The primary endpoint for this trial was percent change in body weight 16 weeks after the start of treatment, with secondary endpoints that included percent change in body weight 24 weeks after the start of treatment. The placebo group from the Phase II trial of Contrave also served as the placebo arm in this trial. Results from this trial are summarized as follows:

•	On an intent-to-treat basis, Empatic demonstrated mean weight loss of 5.2% of baseline body weight at 16 weeks and 5.8% at 24 weeks.

•	On a completer basis, Empatic demonstrated mean weight loss of 8.3% of baseline body weight at 16 weeks and 9.2% at 24 weeks.

In June 2006, we proceeded to study Empatic in a larger Phase IIb clinical trial exploring several different dosage combinations of bupropion and zonisamide. This trial enrolled 623 patients at 15 U.S. clinical trial sites under placebo-controlled, double-blind conditions. The primary endpoint for this trial was percent change in body weight 24 weeks after the start of treatment. Results from this trial are summarized as follows:

•	On an intent-to-treat basis, the six Empatic dosage groups demonstrated mean weight loss of 4.5% to 8.6% of baseline body weight at 24 weeks, compared to mean weight loss of 1.1% among the placebo group.

•	On a completer basis, the six Empatic dosage groups demonstrated mean weight loss of 5.3% to 10.3% of baseline body weight at 24 weeks, compared to mean weight loss of 1.2% among the placebo group.

The trial protocol permitted all patients who completed 24 weeks of treatment to continue on their existing double-blind therapy for an additional 24 weeks. Alternatively, patients who failed to achieve at least a 5% response 24 weeks after the start of treatment were permitted to switch to the highest Empatic dose in a 24-week open label extension. Most patients receiving Empatic therapy elected to continue on their existing double-blind therapy for an additional 24 weeks and continued to lose weight in the time period from weeks 24 to 48. Analysis of their weight loss, as specified by the study protocol, is referred to as the intent-to-treat—double blind extension. Patients from this group who completed treatment through week 48 are referred to as completers—double blind extension. The double-blind extension results for the 48 weeks are summarized as follows:

•	On an intent-to-treat—double blind extension basis, the six Empatic dosage groups demonstrated mean weight loss of 10.1% to 14.0% of baseline body weight.

•	On a completer—double blind extension basis, the six Empatic dosage groups demonstrated mean weight loss of 11.0% to 15.1% of baseline body weight.

The most common side effects observed in our clinical trials of Empatic to date include headache, insomnia, nausea and dry mouth, all of which were considered non-serious.

We plan to initiate an additional Phase II clinical trial in mid-2008, evaluating Empatic against individual monotherapies and placebo. Based on the results of our completed Phase IIb clinical trial, we expect to take the highest dose ratio of Empatic, potentially with one lower dose ratio, into this upcoming clinical trial.

Earlier Stage Programs

We have begun developing two additional product candidates: OREX-003 for the mitigation of weight gain associated with antipsychotic therapy and OREX-004 for the treatment of obsessive-compulsive disorder. We believe there is a substantial unmet medical need in both of these areas, and we expect that a combination approach may improve the therapeutic options available for both patient groups. Preclinical data on both programs appear to have substantiated the validity of our initial hypotheses. We expect to initiate Phase II clinical trials for each product candidate in the first half of 2008.

Commercialization

We currently retain worldwide marketing rights for both Contrave and Empatic. If approved, we may consider marketing these product candidates to select specialists; however, we expect that Contrave and Empatic have the potential to be prescribed to a significant extent by primary care physicians. In order to target this large group of potential prescribers, we may consider entering into a collaboration with a pharmaceutical company with the sales force and marketing resources to adequately address this physician audience. However, for the foreseeable future, we expect to maintain commercial rights to our product candidates and to continue to develop them independently. We expect to position Contrave for mild to moderate weight loss, particularly in women who report food craving. We believe that Empatic may be especially well-suited for men and post-menopausal women who are heavier and require greater weight reduction. However, the FDA does not distinguish between these types of obesity and, if approved, any potential label for Contrave or Empatic would be expected to refer to obesity generally.

Risk Factors

We are a development stage company with no product revenues and only limited revenues from licensing and collaborative agreements, and our operations to date have generated substantial and increasing needs for cash. Our business and our ability to execute on our business strategy are subject to a number of risks that you should be aware of before you decide to buy our common stock. In particular, you should consider the following risks, which are discussed more fully in “Risk Factors” beginning on page 10:

•	We are largely dependent on the success of our Contrave and Empatic product candidates, and we cannot be certain that our planned clinical development programs will be sufficient to support NDA submissions or that either of these product candidates will receive regulatory approval or be successfully commercialized.

•	Delays in the commencement, enrollment or completion of clinical testing for our product candidates could result in increased costs to us and delay or limit our ability to obtain regulatory approval.

•	Contrave and Empatic may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or commercialization.

•	We rely primarily on third parties to conduct our clinical trials and manufacture our product candidates, and we cannot be sure that they will successfully carry out their contractual duties or meet expected deadlines.

•	Our product candidates have not been, and may not be, approved for sale by regulatory authorities.

•	Even if Contrave and Empatic are approved by regulatory authorities, we expect intense competition in the obesity marketplace.

•	Although we have exclusive licenses to composition of matter patents covering the combinations of drug products in Contrave and Empatic, physicians may nevertheless seek to prescribe the individual components of our product candidates in different, generically-available forms, and pharmacies and benefit managers may seek to substitute generic products, in either case diminishing our market opportunity.

•	We have had a history of losses since our inception and we expect that losses will continue and increase in future periods. Our net losses were $1.9 million in 2003, $7.7 million in 2004, $12.1 million in 2005 and $27.5 million in 2006. As of September 30, 2007, we had an accumulated deficit of $87.5 million.

Corporate Information

We were incorporated in Delaware in September 2002. Our principal executive offices are located at 12481 High Bluff Drive, Suite 160, San Diego, California 92130, and our telephone number is (858) 436-8600. Our website address is http://www.orexigen.com. The information on or accessible through our website is not part of this prospectus.

The U.S. Patent and Trademark Office, or PTO, has accepted our statement of use for our trademark application for our corporate logo for use in connection with pharmaceutical preparations and substances for the treatment of obesity, inducement of weight loss and prevention of weight gain and indicated that a registration for such will issue in due course. In addition, we have a Notice of Allowance from the PTO for the intent-to-use trademark application for our corporate logo for use in connection with pharmaceutical preparations for the treatment of disorders of the central nervous system. We have obtained trademark registrations in Europe and Japan, and have a trademark application pending in Canada, for the same mark. We have obtained foreign trademark registrations for the corporate name Orexigen Therapeutics, Inc. and the mark OREXIGEN in Europe and Japan and have pending trademark applications for the same marks in the United States and Canada. We have received a Notice of Allowance from the PTO for the intent-to-use trademark applications for the marks CONTRAVE and EMPATIC for use in connection with pharmaceutical preparations, including for the treatment of obesity and inducing weight loss. We have also obtained foreign trademark registrations for the mark CONTRAVE in Europe and Japan and an application for this mark is pending in Canada. Applications for the mark EMPATIC are pending in Europe, Canada and Japan. This prospectus also includes trademarks of other persons, including Acomplia®, alli®, Cymbalta®, Depade®, Meridia®, Prozac®, Revia®, Serafem®, Strattera®, Symbyax®, Trexan®, Vivitrol®, Wellbutrin®, Xenical®, Zonegran®, Zyprexa® and Zyban®.

THE OFFERING

Common stock offered by us	7,000,000 shares

Common stock to be outstanding after this offering	33,982,601 shares

Use of proceeds	We expect to use the net proceeds from this offering to fund clinical development of our product candidates and for working capital and other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products.

Nasdaq Global Market symbol	OREX

The number of shares of common stock to be outstanding after this offering is based on 26,982,601 shares outstanding as of December 31, 2007, and excludes:

•	2,873,362 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $4.19 per share; and

•	3,634,608 shares of our common stock reserved for future issuance under our 2007 equity incentive award plan.

Except as otherwise indicated, all information in this prospectus assumes no exercise by the underwriters of their option to purchase up to an additional 1,050,000 shares of common stock to cover overallotments. If the overallotment option is exercised, the additional shares are expected to be sold by the selling stockholders. We will not receive any proceeds from the sale of shares of our common stock, if any, by the selling stockholders in this offering. However, if the underwriters exercise all or part of their overallotment option, and for any reason one or more of the selling stockholders fails to sell its shares as currently contemplated, we will issue a sufficient number of shares at the public offering price, less the underwriting discount, to allow the underwriters to complete such exercise of their overallotment option.

SUMMARY FINANCIAL DATA

The following table summarizes certain of our financial data. The summary financial data are derived from our audited financial statements for the period from September 12, 2002 (inception) through December 31, 2002, and the years ended December 31, 2003, 2004, 2005 and 2006. The statement of operations data for the nine-month periods ended September 30, 2006 and 2007 and the period from September 12, 2002 (inception) through September 30, 2007, and the balance sheet data as of September 30, 2007, have been derived from our unaudited financial statements. The data should be read together with our financial statements and related notes, “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The as adjusted balance sheet data gives effect to our proposed sale of 7,000,000 shares of our common stock in this offering at the assumed public offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

								Period
								From
	September							September
	12, 2002							12, 2002
	(Inception)							(Inception)
	Through					Nine Months Ended		Through
	December 31,	Years Ended December 31,				September 30,		September
	2002	2003	2004	2005	2006	2006	2007	30, 2007
						(Unaudited)		(Unaudited)
	(In thousands, except per share amounts)

Statement of Operations Data:
Revenues:
Collaborative agreement	$—	$—	$—	$174	$—	$—	$—	$174
License revenue	—	—	—	88	88	62	66	243

Total revenues	—	—	—	262	88	62	66	417
Operating expenses:
Research and development	—	1,164	6,145	9,709	22,586	14,990	33,215	72,819
General and administrative	1	667	1,590	3,386	5,870	3,764	7,402	18,916

Total operating expenses	1	1,831	7,735	13,095	28,456	18,754	40,617	91,735

Loss from operations	(1)	(1,831)	(7,735)	(12,833)	(28,368)	(18,692)	(40,551)	(91,318)
Other income (expense):
Interest income	—	—	47	744	872	649	2,800	4,463
Interest expense	—	(50)	(5)	—	(8)	—	(596)	(660)

Total other income (expense)	—	(50)	42	744	864	649	2,204	3,803

Net loss	(1)	(1,881)	(7,693)	(12,089)	(27,504)	(18,043)	(38,347)	(87,515)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(13)	(24)	(31)	(23)	(11)	(78)
Deemed dividend of beneficial conversion for Series C preferred stock	—	—	—	—	(13,860)	—	—	(13,860)

Net loss attributable to common stockholders	$(1)	$(1,881)	$(7,706)	$(12,113)	$(41,395)	$(18,066)	$(38,358)	$(101,453)

Basic and diluted net loss per share(1)	$(0.00)	$(2.31)	$(5.01)	$(6.12)	$(18.87)	$(8.36)	$(2.40)

Shares used to calculate net loss per share(1)	644	814	1,539	1,980	2,193	2,160	16,003

(1)	See Note 2 of Notes to Financial Statements for an explanation of the method used to calculate the net loss per share and the number of shares used in the computation of the per share amounts.

	As of September 30, 2007
	Actual	As Adjusted(1)(2)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents and investment securities, available-for-sale	$98,085	$184,302
Working capital	88,026	174,243
Total assets	100,525	186,742
Long-term debt, less current portion	5,278	5,278
Deficit accumulated during the development stage	(87,515)	(87,515)
Total stockholders’ equity	82,674	168,891

(1)	Does not include $8.0 million borrowed in December 2007 under our credit and security agreement, as amended, with Merrill Lynch Capital. An additional $7.0 million is available for future borrowings under the terms of, and subject to the conditions in, the credit and security agreement, as amended. See Notes 3 and 11 of Notes to Financial Statements.

(2)	Each $1.00 increase or decrease in the assumed offering price of $13.27, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, would increase or decrease, respectively, the amount of cash and cash equivalents and securities available-for-sale, working capital, total assets and total stockholders’ equity by $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks could harm our business, financial condition, results of operations and/or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business and Industry

We are largely dependent on the success of our two obesity product candidates in clinical development: Contrave (naltrexone/bupropion, each in a sustained release, or SR, formulation) and Empatic (zonisamide SR/bupropion SR). We cannot be certain that either product candidate will receive regulatory approval or be successfully commercialized.

We currently have only a limited number of product candidates in clinical development, and our business currently depends entirely on their successful development and commercialization. We currently have no drug products for sale and we may never be able to develop marketable drug products. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the U.S. Food and Drug Administration, or FDA, and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market our product candidates in the United States until we receive approval of a new drug application, or NDA, from the FDA, or in any foreign countries until we receive the requisite approval from the regulatory authorities of such countries. We have not submitted an NDA or received marketing approval for any of our product candidates. Obtaining approval of an NDA is a lengthy, expensive and uncertain process. The FDA also has substantial discretion in the drug approval process, including the ability to delay, limit or deny approval of a product candidate for many reasons. For example:

•	the FDA may not deem a product candidate safe and effective;

•	the FDA may not find the data from preclinical studies and clinical trials sufficient to support approval;

•	the FDA may require additional preclinical or clinical studies;

•	the FDA may not approve of our third-party manufacturers’ processes and facilities; or

•	the FDA may change its approval policies or adopt new regulations.

Contrave is currently being evaluated in Phase III clinical trials for the treatment of obesity and will require the successful completion of at least two pivotal clinical trials before we are able to submit an NDA with respect to Contrave to the FDA for potential approval. Empatic is in the later stages of Phase II development and, following its Phase II clinical trials, also will need to successfully complete two or more pivotal trials prior to our submission of an NDA to the FDA for potential approval. Our product candidates may not be approved even if they achieve their specified endpoints in these and future clinical trials. The FDA may disagree with our trial design and our interpretation of data from clinical trials, or may change the requirements for approval even after it has reviewed and commented on the design for our clinical trials. The FDA may also approve a product candidate for fewer or more limited indications than we request, or may grant approval contingent on the performance of costly post-approval clinical trials. In addition, the FDA may not approve the labeling claims that we believe are necessary or desirable for the successful commercialization of our product candidates. Any failure to obtain regulatory approval of Contrave or Empatic would limit our ability to ever generate revenues (and any failure to obtain such approval for all of the indications and labeling claims we deem desirable could reduce our potential revenue) and would have a material and adverse impact on our business.

Our clinical trials may fail to demonstrate acceptable levels of safety and efficacy of our product candidates, which could prevent or significantly delay their regulatory approval.

Our product candidates are prone to the risks of failure inherent in drug development. Before obtaining regulatory approvals for the commercial sale of Contrave, Empatic or any other product candidate for a target indication, we must demonstrate with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA and, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use for that target indication.

With respect to Contrave, we submitted to the FDA in October 2006 the 24 week results of our Phase II clinical trial, which we characterize as a Phase IIb trial because we believe the results from this clinical trial provide sufficient evidence of the superiority of the combination drug therapy to the individual monotherapies in the treatment of obesity. We received correspondence from the FDA in December 2006 in which the FDA agreed that our future pivotal studies for Contrave could be performed against placebo only. While the FDA has provided us with guidance on the general efficacy benchmarks required in pivotal trials for comparison against placebo, we may not be able to achieve these requirements or replicate the results observed in our earlier Phase II and IIb clinical trials. Furthermore, the FDA’s guidelines were set forth in correspondence and not in the form of a special protocol assessment and, therefore, may change in the future. However, the FDA issued draft guidance on developing products for weight management in February 2007. The draft guidance provides recommendations on the design of studies evaluating the efficacy and safety of products intended to treat obesity. We believe the design of our ongoing and planned pivotal clinical trials for Contrave is consistent with the recommendations made by the FDA in the draft guidance, and we therefore have not revised, and do not intend to revise, the design of our trials in response to the guidance.

With respect to Empatic, we intend to conduct an additional Phase II clinical trial to establish that the combination is more effective than the individual components. It is not clear what magnitude of superiority the FDA will require Empatic to demonstrate versus the most active individual component in order to agree that Phase III clinical trials may be conducted against placebo only. We have not yet commenced any Phase III clinical trials for this product candidate.

In addition, before we can submit an NDA to the FDA for potential regulatory approval, we may need to complete additional preclinical testing of our product candidates to evaluate safety and toxicity. The results from the preclinical and clinical trials that we have completed for Contrave and Empatic may not be replicated in future trials, or we may be unable to demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for either product candidate. A number of companies in the biotechnology and pharmaceutical industries have suffered significant setbacks in advanced clinical trials, even after promising results in earlier trials. If our drug candidates are not shown to be safe and effective in clinical trials, our clinical development programs could be delayed or terminated. Any delays could also result in the need for additional financing, and our failure to adequately demonstrate the efficacy and safety of Contrave, Empatic or any other product candidates that we may develop, in-license or acquire would prevent receipt of regulatory approval and, ultimately, the commercialization of that product candidate.

Our bioequivalence studies may fail to demonstrate acceptable comparability between different bupropion SR formulations used in our clinical trials and between bupropion SR formulations manufactured at different manufacturing facilities and used in our clinical trials.

Before we can submit an NDA to the FDA for potential regulatory approval we will need to demonstrate comparable bioavailability and bioequivalence of any components of our obesity product candidates used in various stages of clinical testing and planned commercial launch if the formulations, manufacturing methods or manufacturers have changed. If we fail to demonstrate that each product used in our Phase III clinical trials is bioequivalent to the product we intend to launch commercially we may be required to repeat some or all of our Phase III clinical trials or develop an alternative formulation that is bioequivalent.

The bupropion SR formulation used in our Phase II clinical trials for Contrave was manufactured for us by the University of Iowa. Previously, the bupropion SR formulation used in our Phase III clinical trials for

Contrave was manufactured for us by Pharmaceutical Manufacturing Research Services, Inc. or PMRS, and Patheon Pharmaceuticals, Inc., or Patheon. Patheon is currently, and we expect going forward will continue to be, the manufacturer of our long-term clinical and commercial quantities of bupropion SR as well as finished Contrave tablets. We believe we have demonstrated the bioequivalence of the bupropion SR provided by each of the University of Iowa, PMRS and Patheon through in vitro/in vivo correlation studies and Phase I bioequivalence studies. However, we have not finalized a bupropion SR formulation for use in our commercial launch materials if Contrave is approved. As such, we have not initiated the required bioequivalence studies to show that such commercial product is bioequivalent to both the PMRS and Patheon products used in our Phase III clinical trials. If the FDA determines that the bupropion SR formulation we anticipate using commercially is not bioequivalent to these clinical trial formulations, we may be required to repeat our Phase III clinical trials or develop an alternative formulation that is bioequivalent, and our ability to obtain approval of Contrave, if any, may be delayed.

The University of Iowa provided bupropion SR for our previous Empatic Phase II clinical trials, and PMRS will provide bupropion SR for use in our upcoming Empatic Phase II clinical trials. We have not yet selected a bupropion manufacturer for our Phase III Empatic clinical trials or for Empatic commercial supply.

Our product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval or limit the commercial profile of any approved label.

Undesirable side effects caused by our product candidates could cause us or regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restricted label or the delay or denial of regulatory approval by the FDA or other regulatory authorities. For example, in each trial evaluating Contrave, some patients experienced nausea. We have developed new formulations and techniques in an effort to reduce the frequency and magnitude of this side effect; however, we are only in the early stages of blinded testing of these methods in four current Phase III clinical trials. Other less common side effects reported in our Contrave trials were dizziness, insomnia and headaches. The most common side effects reported in our Phase IIb trial of Empatic have been headache, nausea, insomnia, anxiety and dry mouth. In addition, the constituent drugs of each of our product candidates each has its own side effect profile that is included in its current product label. If our product candidates are approved by the FDA we would anticipate that their labels would include the side effect profiles of each of the constituent drugs. Moreover, patients in our clinical trials may experience side effects that are indicated in the constituent drugs’ labels. In addition, while the constituent drugs that make up Contrave and Empatic have post-marketing safety records and while we have tested these constituent drugs in combination in our clinical trials of Contrave and Empatic to date, the combination of these constituent drugs is still being tested and has not received regulatory approval. Accordingly, the safety of their combined use is not yet fully known. The approvability and eventual labeling of Contrave and Empatic will be determined by the safety experience with the drugs in the context of their relative merits (efficacy) in an obese population. For example, the Endocrinologic and Metabolic Drugs Advisory Committee convened by the FDA recently reviewed another company’s obesity product candidate, rimonabant, and determined not to recommend approval of the product candidate to the FDA, based on concerns regarding the safety profile of the product candidate (in particular, depression, suicidality and seizures) and the potential for long-term use of the product by patients.

A key constituent of Contrave and Empatic is bupropion, which has been approved by the FDA for the treatment of depression and to assist smoking cessation. The FDA has directed manufacturers of all antidepressant drugs to include in their product labels a “black box” warning and expanded warning statements regarding an increased risk of suicidal thinking and behavior in children and adolescents being treated with these drugs. The package insert for bupropion includes such a “black box” warning statement. Although neither Contrave nor Empatic is intended to be promoted for or used in the treatment of primary depression, many obese patients may experience depression and it is likely that there will be depressed obese patients who use these product candidates, if approved. We expect that a similar warning statement will be required on labeling for both Contrave and Empatic. In December 2006, the FDA held an advisory committee meeting regarding suicidal thinking and behavior in adults being treated with antidepressant drugs. The advisory committee recommended that the “black box” warning be extended to cover adults up to their mid-20’s. We expect that any additional warnings or other labeling changes related to suicidal thinking and behavior in adults will be required on labeling for both Contrave and Empatic. The FDA has also directed manufacturers of antidepressant drugs to create Medication Guides to be distributed to patients regarding the risk of suicidal thinking and behavior in children and adolescents. Although we have not designed either the Contrave or Empatic programs for the treatment of children or adolescents, it is possible that the FDA will require a Medication Guide for both Contrave and Empatic. These warnings and other requirements may have the effect of limiting the market acceptance by our targeted physicians and patients of Contrave and Empatic, if these product candidates are approved.

In addition, each of the constituent drugs included in the Contrave and Empatic combinations has in its package insert a “Category C” pregnancy precaution. This means that animal studies have shown that each of these constituent drugs has the potential to cause birth defects and that there have been no adequate and well-controlled studies of the constituent drugs in pregnant women, but that the FDA has determined that the benefits from the use of such drugs in pregnant women may be acceptable despite the potential risks.

Zonisamide, a constituent drug of Empatic, also has a warning that women of childbearing age should be advised to use contraception due to the teratogenicity seen in animal studies. In addition, because of published concerns in academic journals regarding the possible developmental effects of zonisamide in animals as well as reports from Japan in which women receiving zonisamide combined with other anticonvulsants had children with birth defects, it is likely that Empatic, if approved, will receive a “Category X” pregnancy precaution and thus, would be contraindicated for use by pregnant or nursing women with warnings about use of Empatic in women of childbearing age. This means that there could be a limitation on the use of Empatic without adequate contraception or perhaps a prohibition on the use of Empatic by all women of childbearing age. Although we have designed our clinical trials to educate women about the necessity of using adequate contraception while taking, and for a period of time after taking, our product candidates, women may not take the necessary precautions to prevent pregnancy and as a result, women taking our product candidates may risk bearing children with birth defects.

If any of our product candidates receives marketing approval and we or others later identify undesirable side effects caused by the product, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their approval of the product;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning with Contrave or Empatic or a contraindication;

•	we may be required to create a Medication Guide outlining the risks of such side effects for distribution to patients;

•	we may be required to change the way the product is administered, conduct additional clinical trials or change the labeling of the product;

•	we could be asked to formulate a risk evaluation mitigation strategy that could include a program of post-marketing surveillance or restricted distribution for patients receiving our products;

•	we could be sued and held liable for injury caused to individuals exposed to or taking our product candidates; and

•	our reputation may suffer.

Any of these events could prevent us from achieving or maintaining market acceptance of the affected product candidate and could substantially increase the costs of commercializing our product candidates.

Delays in the commencement or completion of clinical testing could result in increased costs to us and delay or limit our ability to generate revenues.

Delays in the commencement or completion of clinical testing could significantly affect our product development costs. We do not know whether planned clinical trials will begin on time or be completed on schedule, if at all. The commencement and completion of clinical trials can be delayed for a number of reasons, including delays related to:

•	obtaining regulatory approval to commence a clinical trial;

•	reaching agreement on acceptable terms with prospective contract research organizations, or CROs, and trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	manufacturing sufficient quantities of a product candidate for use in clinical trials;

•	obtaining institutional review board, or IRB, approval to conduct a clinical trial at a prospective site;

•	recruiting and enrolling patients to participate in clinical trials for a variety of reasons, including competition from other clinical trial programs for the treatment of obesity or similar indications; and

•	retaining patients who have initiated a clinical trial but may be prone to withdraw due to side effects from the therapy, lack of efficacy or personal issues, or who are lost to further follow-up.

Clinical trials may also be delayed as a result of ambiguous or negative interim results. In addition, a clinical trial may be suspended or terminated by us, the FDA, the IRB overseeing the clinical trial at issue, any of our clinical trial sites with respect to that site, or other regulatory authorities due to a number of factors, including:

•	failure to conduct the clinical trial in accordance with regulatory requirements or our clinical protocols;

•	inspection of the clinical trial operations or trial sites by the FDA or other regulatory authorities resulting in the imposition of a clinical hold;

•	unforeseen safety issues; and

•	lack of adequate funding to continue the clinical trial.

Additionally, changes in regulatory requirements and guidance may occur and we may need to amend clinical trial protocols to reflect these changes. For instance, the FDA issued draft guidance on developing products for weight management in February 2007, after we had established the design of our first Phase III clinical trial for Contrave. In addition, the Endocrinologic and Metabolic Drugs Advisory Committee convened by the FDA recently reviewed another company’s obesity product candidate, known as rimonabant, and determined not to recommend its approval to the FDA. In connection with its review of rimonabant, the committee discussed various aspects of the rimonabant development program, and these discussions provided further insight on the FDA’s view of what is and is not acceptable in connection with a clinical trial protocol for obesity product candidates. While we believe the designs of our ongoing and planned pivotal clinical trials for Contrave are consistent with the current recommendations made by the FDA in the draft guidance and the advisory committee’s recent discussions, we cannot guarantee that the FDA will ultimately deem the design of one or more of our clinical trials to be sufficient to support regulatory approval, and that we will not be required to modify our ongoing clinical trials or to conduct additional clinical trials in order to obtain approval. Amendments in response to changes in regulatory requirements or guidance may require us to resubmit our clinical trial protocols to IRBs for reexamination, which may impact the costs, timing or successful completion of a clinical trial. If we experience delays in completion of, or if we terminate, any of our clinical trials, the commercial prospects for our product candidates may be harmed and our ability to generate product revenues will be delayed. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of a product candidate.

Our product candidates are combinations of generically-available pharmaceutical products, and our success is dependent on our ability to compete against off-label generic substitutes and demonstrate the advantages of our proprietary combination products.

The patents we have in-licensed and our pending patent applications do not prevent physicians from prescribing the generic constituents of our product candidates. We believe that a practitioner seeking safe and effective therapy is not likely to prescribe such off-label generics in place of Contrave or Empatic because the dosage strengths, pharmacokinetic profiles and titration regimens recommended for our Contrave and Empatic product candidates are not available using existing generic preparations of immediate release, or IR, naltrexone, zonisamide IR and bupropion SR, and there are no oral generic SR formulations of naltrexone or zonisamide. However, a physician could seek to prescribe off-label generics in place of Contrave or Empatic. Off-label use occurs when physicians prescribe a drug that is approved by the FDA for one indication for a different, unapproved indication.

With regard to off-label substitution at the pharmacy level, we expect to rely on the novel dose ratios and novel pharmacokinetic properties of our product candidates, as well as the differences in their approved indications, to provide sufficient distinction such that generic preparations are not considered therapeutic equivalents by the FDA. State pharmacy laws in many instances only permit pharmacists to substitute generic products for branded products if the products are therapeutic equivalents. Therefore, the lack of therapeutic equivalency limits generic substitution by pharmacies and/or pharmacy benefit managers. However, we cannot be certain that pharmacists and/or pharmacy benefit managers will not seek prescriber authorization to substitute generics in place of Contrave and Empatic, which could significantly diminish their market potential.

In addition, although we believe the current market prices for the generic forms of naltrexone and zonisamide make generic substitution by physicians, pharmacists or pharmacy benefit managers unlikely, should the prices of the generic forms decline, the motivation for generic substitution may become stronger. Wide scale generic substitution by physicians and at the pharmacy level could have substantial negative consequences to our business.

We rely primarily on third parties to conduct our clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our product candidates within our expected timeframes or at all.

We currently rely primarily on Metropolitan Research Associates, or MRA, a CRO, to conduct our clinical trials for Contrave and Empatic, and we may depend on other CROs and independent clinical investigators to conduct our clinical trials in the future. We utilize the services of HHI Clinical & Statistical Services to conduct our data management. The third parties with which we contract for execution of our clinical trials play a significant role in the conduct of these trials and the subsequent collection and analysis of data. CROs and investigators are not our employees, and we have limited ability to control the amount or timing of resources that they devote to our programs. If MRA, other CROs, consultants or independent investigators fail to devote sufficient time and resources to our drug development programs, or if their performance is substandard, it will delay the potential approval of our regulatory applications and the commercialization of our product candidates. In addition, the execution of clinical trials, and the subsequent compilation and analysis of the data produced, requires coordination among various parties. In order for these functions to be carried out effectively and efficiently, it is imperative that these parties communicate and coordinate with one another. If these third parties are unable to coordinate and communicate with one another, our clinical trials may be delayed or the completion and analysis of the data may be delayed or compromised. Moreover, these independent investigators and CROs may also have relationships with other commercial entities, some of which may compete with us. If independent investigators and CROs also contract to provide services for our competitors, it could adversely affect our business.

We expect intense competition in the obesity marketplace for Contrave and Empatic, and new products may emerge that provide different or better therapeutic alternatives for obesity and weight loss.

If approved and commercialized, both Contrave and Empatic will compete with well established prescription drugs for the treatment of obesity, including Xenical (orlistat), marketed by Roche Laboratories Inc., and Meridia (sibutramine), marketed by Abbott Laboratories. Orlistat has also been launched by GlaxoSmithKline in over-the-counter form under the brand name alli, which represents additional competition and potential negative pricing pressure. Both orlistat and sibutramine are marketed by pharmaceutical companies with substantially greater resources than we have. In addition, a number of generic pharmaceutical products are prescribed for obesity, including phentermine, phendimetrazine, benzphetamine and diethylpropion. Some of these generic drugs, and others, are prescribed in combinations that have shown anecdotal evidence of efficacy. These products are sold at much lower prices than we intend to charge for our product candidates, if approved. The availability of a large number of branded prescription products, generic products and over-the-counter products could limit the demand for, and the price we are able to charge for, our product candidates.

Currently there are a number of products in development for obesity which could become competitors against our product candidates. These include products being developed by Arena Pharmaceuticals, Inc., Amgen Inc., Amylin Pharmaceuticals, Inc., Alizyme plc, Merck & Co., Inc., Nastech Pharmaceutical Co., Inc., Neurosearch A/S, Peptimmune, Inc., Sanofi-Aventis, and Vivus, Inc., among others. Based on reports from these companies, it appears that some of these product candidates are entering into later stage clinical trials.

Rimonabant, the Sanofi-Aventis compound, has been approved in certain countries outside of the United States. On June 13, 2007, the Endocrinologic and Metabolic Drugs Advisory Committee convened by the FDA recommended unanimously against approval of rimonabant for use in obese patients. Although such recommendations are not binding on the FDA, on June 29, 2007, Sanofi-Aventis announced its decision to withdraw the rimonabant NDA in the United States. Sanofi-Aventis could, however, resubmit an amended NDA at some point in the future.

New developments, including the development of other drug technologies and methods of preventing the incidence of disease, occur in the pharmaceutical and medical technology industries at a rapid pace. These developments may render our product candidates less competitive. Some of our potential competitors are large pharmaceutical or device firms and have substantially greater resources than we have. These resources could be directed toward the obesity market and include:

•	research and development resources, including personnel and technology;

•	regulatory experience;

•	drug development and clinical trial experience;

•	experience and expertise in exploitation of intellectual property rights; and

•	capital resources.

As a result of these factors, our competitors may obtain regulatory approval of their products more rapidly than we do or may obtain patent protection or other intellectual property rights that limit our ability to develop or commercialize our product candidates. Our competitors may also develop drugs that are more effective, more useful and less costly than ours and may also be more successful in manufacturing and marketing their products. We currently outsource our manufacturing and therefore rely on third parties for that competitive expertise. There can be no assurance that we will be able to develop or contract for these capabilities on acceptable economic terms, or at all.

In addition, should both Contrave and Empatic be approved to treat obesity, these product candidates may compete with one another. We are developing Contrave to treat mild to moderate obesity, especially in women with food craving. We are developing Empatic to treat more severe obesity, especially in men and in women beyond the childbearing years. While we intend to direct each product candidate to specific segments of the obesity marketplace, the FDA does not distinguish between these types of obesity and, if approved, any potential label for Contrave and Empatic would be expected to refer to obesity generally. There is no guarantee that we will be successful in marketing Contrave and Empatic to their respective target markets or minimizing competition between them.

We have limited sales and marketing experience or resources, and we may not be able to effectively market and sell our products.

We are developing our obesity product candidates for large markets traditionally served by general and family practitioners and internists. Generalist physicians number in the several hundred thousand in the United States. Traditional pharmaceutical companies employ groups of sales representatives numbering in the thousands to call on this large generalist physician population. In order to adequately address these physician groups, we must either establish sales and marketing collaborations or co-promotion arrangements or expend significant resources to develop our own sales and marketing presence. We currently possess limited resources and may not be successful in establishing collaborations or co-promotion arrangements on acceptable terms, if at all. We also face competition in our search for collaborators, co-promoters and sales force personnel. By entering into strategic collaborations or similar arrangements, we may rely on third parties for financial resources and for development, commercialization, sales and marketing and regulatory expertise. Our collaborators may fail to develop or effectively commercialize our product candidates because they cannot obtain the necessary regulatory approvals or decide to pursue a competitive potential product that may be developed outside of the collaboration. Even if we are able to identify suitable collaborators to assist in the commercialization of our product candidates, they may fail to devote the resources necessary to realize the full commercial potential of our product candidates.

Our development and commercialization strategy depends upon access to findings of safety and effectiveness based on data not developed by us but which the FDA may reference in reviewing our U.S. marketing applications. In territories outside the United States, we must either negotiate access to these safety and effectiveness findings or develop them ourselves.

The Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act, added Section 505(b)(2) to the Federal Food, Drug, and Cosmetic Act. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. This statutory provision expressly allows the FDA to rely, for purposes of approving an NDA, on findings of safety and effectiveness based on data not developed by the filer of the NDA. Under these guidelines, we were able to move directly into Phase II clinical trials for each of our drug combinations, because our planned NDAs will rely, in part, upon the FDA’s findings of safety and effectiveness for the previously-approved products that are incorporated into Contrave and Empatic. Analogous legislation does not exist in other countries. In territories where data are not freely available, we may not have the ability to commercialize our products without negotiating rights from third parties to refer to their clinical data in our regulatory applications, which could require the expenditure of significant additional funds to generate our own data. We may be unable to obtain rights to the necessary clinical data and may be required to develop our own proprietary safety and manufacturing dossiers. In addition, even though we can take advantage of Section 505(b)(2) to support potential U.S. approval for our Contrave and Empatic product candidates, the FDA may also require us to perform additional studies or measurements to support changes from the previously-approved products incorporated into our product candidates.

To the extent that a Section 505(b)(2) application relies on the FDA’s finding of safety and effectiveness of a previously-approved drug, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s publication called “Approved Drug Products with Therapeutic Equivalence Evaluations,” otherwise known as the “Orange Book.” Specifically, the applicant must certify when the application is submitted that: (1) there is no patent information listed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use, or sale of the new product. A certification that the new product will not infringe the already approved product’s Orange Book listed patents or that such patents are invalid is called a paragraph IV certification. If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the NDA holder and patent owner. When we file our NDAs for Contrave and Empatic, we intend to make paragraph IV certifications that our products do not infringe the bupropion SR formulation patents listed in the Orange Book, and send the appropriate notice to the patent holder and NDA holder. In the event that the patent holder or NDA holder files a patent infringement lawsuit against us within 45 days of its receipt of our paragraph IV certification, such lawsuit would automatically prevent the FDA from approving our Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent (2013), settlement of the lawsuit or a decision in the infringement case that is favorable to us. Any such patent infringement lawsuit could be costly, take a substantial amount of time to resolve and divert management resources. If we obtain FDA approval for either Contrave or Empatic, we could obtain three years of Hatch-Waxman marketing exclusivity for such product, assuming we obtain the first approval for either product candidate for the indication supported by the clinical studies we conducted. Under this form of exclusivity, the FDA would be precluded from approving a marketing application for a duplicate drug product (for example, a product that incorporates the change or innovation represented by our product) for a period of three years, although the FDA may accept and commence review of such applications. However, this form of exclusivity might not prevent the FDA from approving an NDA that relies on its own clinical data to support the change or innovation. Further, if another company obtains approval for either product candidate for the same indication we are studying before we do, our approval could be blocked until the other company’s Hatch-Waxman marketing exclusivity expires.

Even if our product candidates receive regulatory approval, they may still face future development and regulatory difficulties.

Even if U.S. regulatory approval is obtained, the FDA may still impose significant restrictions on a product’s indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. For example, the label ultimately approved for Contrave or Empatic, if any, may include restrictions on use, including restrictions based on pregnancy status, level of obesity and duration of treatment or a “black box” warning related to general concerns regarding antidepressants or otherwise. The FDA may also require the distribution of a Medication Guide to patients outlining the increased risk of suicidal thinking or behavior in children and adolescents or other populations. The FDA could also require a registry to track the patients utilizing the product. Our product candidates will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising, promotion, recordkeeping and submission of safety and other post-market information. In addition, manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current good manufacturing practices, or cGMP, regulations. If we or a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, a regulatory agency may impose restrictions on that product, the manufacturer or us, including requiring withdrawal of the product from the market or suspension of manufacturing. If we, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may:

•	issue warning letters or untitled letters;

•	impose civil or criminal penalties;

•	suspend regulatory approval;

•	suspend any ongoing clinical trials;

•	refuse to approve pending applications or supplements to applications filed by us;

•	impose restrictions on operations, including costly new manufacturing requirements; or

•	seize or detain products or require us to initiate a product recall.

Even if our product candidates receive regulatory approval in the United States, we may never receive approval or commercialize our products outside of the United States.

In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may have a negative effect on the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects detailed above regarding FDA approval in the United States. As described above, such effects include the risks that our product candidates may not be approved for all indications requested, which could limit the uses of our product candidates and have an adverse effect on their commercial potential or require costly, post-marketing follow-up studies.

If the suppliers upon whom we rely for active pharmaceutical ingredients, or API, fail to produce such ingredients in the volumes that we require on a timely basis, or to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the conduct of our clinical trials.

We do not manufacture any of our API nor do we plan to develop any capacity to do so. Instead, we rely on suppliers of API to provide component materials to our other contract manufacturers, who produce finished pharmaceutical products incorporating the API for use in our clinical trials. Currently, we have only one supplier for zonisamide API, a component in our Empatic product candidate, one supplier of naltrexone API, a component in our Contrave product candidate, and one supplier of bupropion API, a component in each of our Empatic and Contrave product candidates.

While a number of manufacturers are FDA-qualified to produce zonisamide and bupropion, and we have already entered into negotiations with other suppliers to act as secondary or supplemental suppliers of these ingredients, we may not be successful in securing these additional supply arrangements on a timely or commercially reasonable basis or at all. The failure or inability of our API suppliers to satisfy our API requirements on a timely basis could cause a disruption of our trials and delay our development program.

Although naltrexone itself is not addictive, synthesis of naltrexone is a multi-step process with a natural opiate starting material that has the potential for abuse and is therefore regulated as a controlled substance under the Federal Controlled Substance Act. As such, manufacturers of naltrexone API must be registered by the Drug Enforcement Administration, or DEA. Manufacturers making naltrexone also must obtain annual quotas from the DEA for the opiate starting material. Because of the DEA-related requirements and modest current demand for naltrexone API, there exist few current manufacturers of this API. Therefore, API costs for naltrexone are greater than for the other constituents of our product candidates. Demand for Contrave may require amounts of naltrexone greater than the currently available worldwide supply. Any lack of sufficient quantities of naltrexone would limit our ability to complete our planned clinical trials and commercially launch Contrave. Although we are evaluating additional possible manufacturers to supplement our current naltrexone manufacturing capacity, including those in the United States, Europe and Asia, we may not be successful in accessing additional manufacturing supply of naltrexone API or other necessary components of our product candidates at the appropriate quantities, quality or price.

To date, all of our purchases of API have been completed by purchase orders. We have no long-term commitments or supply agreements with any of our API suppliers. Although we may seek to establish long-term supply commitments in the future, we may be required to agree to minimum volume requirements, exclusivity arrangements or other restrictions. We may not be able to enter into long-term agreements on commercially reasonable terms, or at all. Consequently, even if and when our product candidates are approved, we may not be able to successfully commercialize these product candidates if we are unable to secure long-term supply commitments for their API components.

If the contract manufacturers upon whom we rely fail to produce our product candidates in the volumes that we require on a timely basis, or fail to comply with stringent regulations applicable to pharmaceutical drug manufacturers, we may face delays in the development and commercialization of our product candidates.

We do not currently possess nor do we plan to implement manufacturing processes internally. We currently utilize the services of contract manufacturers to manufacture our clinical supplies. These clinical supplies include the formulations of our product candidates’ components using the API from our API suppliers, the tablets combining those components and the Contrave Titration Packs, Empatic Titration Packs and bottles used to package these tablets for use in clinical trials. To date, all of these contract manufacturers have performed services under short-term purchase orders or similar arrangements. We have no long-term commitments or supply agreements with these contract manufacturers. For example, Patheon currently manufactures bupropion SR as well as finished Contrave tablets for our Contrave Phase III clinical trials on a proposal by proposal basis under a master agreement for pharmaceutical development services that we entered into in February 2007. Either party may terminate the agreement upon notice if the other party commits a material breach of its obligations and fails to remedy the breach within 30 days. In addition, we may terminate the agreement immediately for any business reason.

With respect to the manufacturing for our commercial scale product, we intend to eventually pursue long-term agreements with our current manufacturers or transfer the manufacturing to other larger manufacturers. There can be no assurance we will be able to transfer any manufacturing processes to other larger manufacturers. Furthermore, we may be required to agree to minimum volume requirements, exclusivity arrangements or other restrictions. We may not be able to enter into long-term agreements on commercially reasonable terms, or at all. If we change to other manufacturers, the FDA and comparable foreign regulators must approve these manufacturers’ facilities and processes prior to use, which would require new testing and compliance inspections, and the new manufacturers would have to be educated in or independently develop the processes necessary for the production of our product candidates.

The manufacture of pharmaceutical products requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product candidate and quality assurance testing, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. If our manufacturers were to encounter any of these difficulties or otherwise fail to comply with their obligations to us, our ability to provide product candidates to patients in our clinical trials would be jeopardized. Any delay or interruption in the supply of clinical trial supplies could delay the completion of our clinical trials, increase the costs associated with maintaining our clinical trial program and, depending upon the period of delay, require us to commence new trials at significant additional expense or terminate the trials completely.

In addition, all manufacturers of our products must comply with cGMP requirements enforced by the FDA through its facilities inspection program. These requirements include, among other things, quality control, quality assurance and the generation and maintenance of records and documentation. Manufacturers of our products may be unable to comply with these cGMP requirements and with other FDA, state and foreign regulatory requirements. We have little control over our manufacturers’ compliance with these regulations and standards. A failure to comply with these requirements may result in fines and civil penalties, suspension of production, suspension or delay in product approval, product seizure or recall, or withdrawal of product approval. If the safety of any product supplied is compromised due to our manufacturers’ failure to adhere to applicable laws or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize our products, and we may be held liable for any injuries sustained as a result. Any of these factors could cause a delay of clinical trials, regulatory submissions, approvals or commercialization of our product candidates, entail higher costs or result in our being unable to effectively commercialize our products.

Furthermore, if our manufacturers fail to deliver the required commercial quantities on a timely basis, pursuant to provided specifications and at commercially reasonable prices, we may be unable to meet demand for our products and would lose potential revenues.

Bupropion, which is an API in both Contrave and Empatic, is known to have issues with stability.

Bupropion, which is an API in both Contrave and Empatic, is known to have issues with stability that require manufacturing processes that minimize exposure to moisture and limit oxidation. We are performing stability testing to ensure that our combination tablet of Contrave has sufficient stability to provide the customary two-year stability characteristics and shelf life expected of a conventional pharmaceutical product. Although we are currently conducting stability studies, we cannot be sure that either Contrave or Empatic will be stable, and we may not be able to demonstrate sufficient long-term stability to provide at least two years of shelf life for these product candidates, which could jeopardize our ability to bring such product candidates to market.

We face potential product liability exposure, and, if successful claims are brought against us, we may incur substantial liability.

The use of our product candidates in clinical trials and the sale of any products for which we obtain marketing approval expose us to the risk of product liability claims. Product liability claims might be brought against us by consumers, health care providers, pharmaceutical companies or others selling or otherwise coming into contact with our products. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

•	decreased demand for our product candidates;

•	impairment of our business reputation;

•	withdrawal of clinical trial participants;

•	costs of related litigation;

•	distraction of management’s attention from our primary business;

•	substantial monetary awards to patients or other claimants;

•	loss of revenues; and

•	the inability to commercialize our product candidates.

We have obtained product liability insurance coverage for our clinical trials with a $10.0 million annual aggregate coverage limit. Our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. If and when we obtain marketing approval for any of our product candidates, we intend to expand our insurance coverage to include the sale of commercial products; however, we may be unable to obtain this product liability insurance on commercially reasonable terms. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and adversely affect our business.

If any of our product candidates for which we receive regulatory approval does not achieve broad market acceptance, the revenues that we generate from their sales will be limited.

The commercial success of our product candidates for which we obtain marketing approval from the FDA or other regulatory authorities will depend upon the acceptance of these products by both the medical community and patient population. Coverage and reimbursement of our product candidates by third-party payors, including government payors, generally is also necessary for optimal commercial success. The degree of market acceptance of any of our approved products will depend on a number of factors, including:

•	our ability to provide acceptable evidence of safety and efficacy;

•	the relative convenience and ease of administration;

•	the prevalence and severity of any adverse side effects;

•	limitations or warnings contained in a product’s FDA-approved labeling, including, for example, potential “black box” warnings or pregnancy precautions associated with the APIs in Contrave and/or Empatic;

•	availability of alternative treatments, including, in the case of Contrave and/or Empatic, a number of competitive products already approved for the treatment of weight loss or expected to be commercially launched in the near future;

•	pricing and cost effectiveness;

•	the effectiveness of our or any future collaborators’ sales and marketing strategies;

•	our ability to obtain sufficient third-party coverage or reimbursement; and

•	the willingness of patients to pay out of pocket in the absence of third-party coverage.

If our product candidates are approved but do not achieve an adequate level of acceptance by physicians, health care payors and patients, we may not generate sufficient revenue from these products, and we may not become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of our product candidates may require significant resources and may never be successful.

We are subject to uncertainty relating to reimbursement policies which, if not favorable to our product candidates, could hinder or prevent our product candidates’ commercial success.

Our ability to commercialize our product candidates successfully will depend in part on the extent to which governmental authorities, private health insurers and other third-party payors establish appropriate coverage and reimbursement levels for our product candidates and related treatments. As a threshold for coverage and reimbursement, third-party payors generally require that drug products have been approved for marketing by the FDA. Third-party payors also are increasingly challenging the effectiveness of and prices charged for medical products and services. We cannot provide any assurances that we will be able to obtain third-party coverage or reimbursement for our product candidates in whole or in part.

The obesity market, in particular, continues to be marked by limited coverage and reimbursement from health insurers and other payors, who have historically viewed obesity as a lifestyle issue. For example, state Medicaid programs, administered by individual states for qualifying low income individuals, are permitted to exclude coverage for weight loss drugs. In addition, weight loss drugs are excluded from coverage under the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 designed for eligible seniors and disabled individuals and which went into effect on January 1, 2006.

Currently, our competitors’ drug products have limited third-party payor coverage. This means that individuals prescribed such drug products often either have significant out-of-pocket costs or pay for the products entirely by themselves. If our product candidates do not receive adequate coverage or reimbursement, the market acceptance and commercial success of our products may be limited.

Recently, the Medicare program, a federal governmental third-party payor whose policies often are emulated or adopted by other payors, has removed longstanding policy language that obesity itself cannot be considered an illness. This deletion did not alter the statutory prohibition on drug reimbursement by Medicare or result in a change to coverage for particular obesity-related procedures, and treatment for obesity alone remains uncovered. However, the Medicare program has since issued a national policy recognizing coverage for bariatric surgery for co-morbid conditions associated with obesity. Although third-party payor attitudes regarding obesity-related products and services appear to be changing, as exemplified by Medicare changes, we may continue to face a poor coverage and reimbursement environment.

Our failure to successfully acquire, develop and market additional product candidates or approved products would impair our ability to grow.

As part of our growth strategy, we intend to acquire, in-license, develop and/or market additional products and product candidates. Because our internal research capabilities are limited, we may be dependent upon pharmaceutical and biotechnology companies, academic scientists and other researchers to sell or license products or technology to us. The success of this strategy depends partly upon our ability to identify, select and acquire promising pharmaceutical product candidates and products.

The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing and sales resources, may compete with us for the license or acquisition of product candidates and approved products. We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies and integrate them into our current infrastructure. Moreover, we may devote resources to potential acquisitions or in-licensing opportunities that are never completed, or we may fail to realize the anticipated benefits of such efforts. We may not be able to acquire the rights to additional product candidates on terms that we find acceptable, or at all.

In addition, future acquisitions may entail numerous operational and financial risks, including:

•	exposure to unknown liabilities;

•	disruption of our business and diversion of our management’s time and attention to develop acquired products or technologies;

•	incurrence of substantial debt or dilutive issuances of securities to pay for acquisitions;

•	higher than expected acquisition and integration costs;

•	increased amortization expenses;

•	difficulty and cost in combining the operations and personnel of any acquired businesses with our operations and personnel;

•	impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership; and

•	inability to retain key employees of any acquired businesses.

Further, any product candidate that we acquire may require additional development efforts prior to commercial sale, including extensive clinical testing and approval by the FDA and applicable foreign regulatory authorities. All product candidates are prone to risks of failure typical of pharmaceutical product development, including the possibility that a product candidate will not be shown to be sufficiently safe and effective for approval by regulatory authorities. In addition, we cannot provide assurance that any products that we develop or approved products that we may acquire will be commercialized profitably or achieve market acceptance.

Healthcare reform measures could hinder or prevent our product candidates’ commercial success.

Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in health care systems to contain health care costs and improve quality. While reform proposals often involve expanding coverage to more individuals, health care reform may also involve increased government price controls, additional regulatory mandates and other measures designed to lower medical and pharmaceutical costs. Within the United States, the pharmaceutical industry has been a particular focus of both the U.S. Congress, as well as state governments. Proposed reforms include, but are not limited to, increasing regulation of pharmaceutical representatives, restricting direct to consumer advertising and off-label uses, limiting manufacturers’ access to marketing data, requiring greater reliance on comparative effectiveness reviews of competing drugs, increasing use of electronic prescribing and authorizing the re-importation of drugs from Canada and other foreign countries to lower pharmaceutical costs to U.S. consumers.

We cannot predict the initiatives that may be adopted in the future. The continuing efforts of the government, insurance companies, managed care organizations and other payors of health care services to contain or reduce costs of health care may adversely affect:

•	our ability to set a price we believe is fair for our products;

•	our ability to generate revenues and achieve or maintain profitability; and

•	the availability of capital.

We will need to increase the size of our organization, and we may experience difficulties in managing growth.

As of December 31, 2007, we had 20 full-time employees and three part-time employees. We will need to continue to expand our managerial, operational, financial and other resources in order to manage our operations and clinical trials, continue our development activities and commercialize our current and any of our future product candidates. Our management and personnel and systems currently in place may not be adequate to support this future growth. Our need to effectively execute our growth strategy requires that we:

•	manage our clinical trials effectively, including our ongoing Phase III clinical trials for Contrave which are being conducted at numerous clinical trial sites and our upcoming Phase II clinical trial for Empatic;

•	manage the manufacturing and development of Contrave and Empatic;

•	manage our internal development efforts effectively while carrying out our contractual obligations to licensors, contractors, collaborators and other third parties;

•	continue to improve our operational, financial and management controls, reporting systems and procedures; and

•	attract and retain the breadth and depth of sufficient numbers of talented employees.

We have traditionally utilized the services of outside vendors to perform tasks including clinical trial management, statistics, regulatory affairs, formulation development, pharmacokinetics and other drug development functions. For example, we have engaged part-time individual consultants and the consulting firm PharmaDirections, Inc. to assist us with certain initiatives relating to pharmacology and product development, among others. Our growth strategy may also entail expanding our group of contractors to implement these tasks going forward. Because we rely on a substantial number of consultants, effectively outsourcing many key functions of our business, we will need to be able to effectively manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials or other development activities may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, or at all.

We may not be able to manage our business effectively if we are unable to attract and retain key personnel.

We may not be able to attract or retain qualified management and scientific and clinical personnel in the future due to the intense competition for qualified personnel among biotechnology, pharmaceutical and other businesses, particularly in the San Diego, California area. Our industry has experienced a high rate of turnover of management personnel in recent years. If we are not able to attract, retain and motivate necessary personnel to accomplish our business objectives, we may experience constraints that will significantly impede the achievement of our development objectives, our ability to raise additional capital and our ability to implement our business strategy.

We are highly dependent on the development, regulatory, commercial and financial expertise of our senior management, particularly Gary D. Tollefson, M.D., Ph.D., our President and Chief Executive Officer, Anthony A. McKinney, our Chief Operating Officer, Graham K. Cooper, our Chief Financial Officer and Treasurer, Michael A. Cowley, Ph.D., our Chief Scientific Officer, Eduardo Dunayevich, M.D., our Chief Medical Officer, and Ronald P. Landbloom, M.D., our Vice President of Medical and Regulatory Affairs. If we lose any members of our senior management team, we may not be able to find suitable replacements, and our business may be harmed as a result. However, we are not aware of any key personnel who have plans to retire or leave our company in the near future. In addition to the competition for personnel, the San Diego area in particular is characterized by a high cost of living. As such, we could have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Although we have employment agreements with each of our executive officers, these agreements are terminable at will at any time with or without notice and, therefore, we may not be able to retain their services as expected. In addition, certain of our executive officers are only required to devote a portion of their full business time to our business, and therefore may not contribute as much to our growth and development as a full-time member of management could.

In addition, we have scientific and clinical advisors who assist us in formulating our product development and clinical strategies. These advisors are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us, or may have arrangements with other companies to assist in the development of products that may compete with ours.

We will need to obtain FDA approval of our proposed product names, Contrave and Empatic, and any failure or delay associated with such approval may adversely impact our business.

Any name we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the U.S. Patent and Trademark Office, or PTO. The FDA typically conducts a rigorous review of proposed product names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims. If the FDA objects to the product names Contrave or Empatic, we may be required to adopt an alternative name for our initial product candidates. If we adopt an alternative name, we would lose the benefit of our existing trademark applications for Contrave and/or Empatic and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If we fail to comply with healthcare regulations, we could face substantial penalties and our business, operations and financial condition could be adversely affected.

As a manufacturer of pharmaceuticals, even though we do not and will not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, certain federal and state healthcare laws and regulations pertaining to fraud and abuse and patients’ rights are and will be applicable to our business. We could be subject to healthcare fraud and abuse and patient privacy regulation by both the federal government and the states in which we conduct our business, without limitation. The regulations that may affect our ability to operate include:

•	the federal healthcare program Anti-Kickback Law, which prohibits, among other things, persons from soliciting, receiving or providing remuneration, directly or indirectly, to induce either the referral of an individual, for an item or service or the purchasing or ordering of a good or service, for which payment may be made under federal healthcare programs such as the Medicare and Medicaid programs;

•	federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, and which may apply to entities like us which provide coding and billing advice to customers;

•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which prohibits executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters and which also imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information;

•	the Federal Food, Drug, and Cosmetic Act, which among other things, strictly regulates drug product marketing, prohibits manufacturers from marketing drug products for off-label use and regulates the distribution of drug samples; and

•	state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines and the curtailment or restructuring of our operations. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Although compliance programs can mitigate the risk of investigation and prosecution for violations of these laws, the risks cannot be entirely eliminated. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Moreover, achieving and sustaining compliance with applicable federal and state privacy, security and fraud laws may prove costly.

Our business involves the use of hazardous materials and we and our third-party manufacturers must comply with environmental laws and regulations, which can be expensive and restrict how we do business.

Our third-party manufacturers’ activities involve the controlled storage, use and disposal of hazardous materials owned by us, including the components of our product candidates and other hazardous compounds. We and our manufacturers are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these hazardous materials. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials comply with the standards prescribed by these laws and regulations, we cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident, state or federal authorities may curtail the use of these materials and interrupt our business operations. We do not currently maintain hazardous materials insurance coverage. If we are subject to any liability as a result of our third-party manufacturers’ activities involving hazardous materials, our business and financial condition may be adversely affected. In the future we may seek to establish longer term third-party manufacturing arrangements, pursuant to which we would seek to obtain contractual indemnification protection from such third-party manufacturers potentially limiting this liability exposure.

Our business and operations would suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our CROs and other contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. While we have not experienced any such system failure, accident or security breach to date, if such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our drug development programs. For example, the loss of clinical trial data from completed or ongoing clinical trials for Contrave or Empatic could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

Risks Related to Intellectual Property

The issued patent rights that we have in-licensed covering Contrave and Empatic are limited to the United States and although we have international patent applications pending, our market opportunity for Contrave and Empatic may be limited by the lack of patent protection in other territories. In addition, although we have additional U.S. and international patent applications pending which seek further protection of all of our product candidates, these applications may not issue on a timely basis or at all.

Contrave is currently protected by U.S. patent number 5,512,593 issued in April 1996 and U.S. patent number 5,817,665 issued in October 1998, which we have licensed on an exclusive basis from Dr. Lee Dante and which we collectively refer to as the Dante patents. Provided maintenance fees are paid, U.S. patent number 5,512,593 is expected to expire in April 2013 and U.S. patent 5,817,665 is expected to expire in March 2013. The Dante patents do not protect our Contrave product candidate outside of the United States. The Dante patents cover compositions of certain specified opioid antagonists (including naltrexone) combined with certain specified antidepressants (including bupropion and fluoxetine), and thus provide coverage for both our Contrave and OREX-004 (naltrexone SR/fluoxetine) product candidates.

In addition to the Dante patents, we own a U.S. patent application and related continuation patent applications, which we refer to as the Weber/Cowley patent applications and which are the subject of an agreement with Oregon Health & Science University, or OHSU. The claims currently pending in the Weber/Cowley patent applications are directed to the current composition of our Contrave product candidate and methods for using that composition to effect weight loss. The Weber/Cowley patent applications have not yet issued and we cannot provide assurance that they will issue on a timely basis or at all. We have filed a number of international counterparts to the Weber/Cowley patent applications in foreign countries and also cannot provide assurance that they will issue on a timely basis or at all.

Two of the pending Weber/Cowley patent applications have received interim rejections from the PTO, one on the basis that the composition claims were obvious, and the other on the basis that the claimed methods of treatment were disclosed in and obvious in light of the prior art. Although we believe that we have sufficient arguments, and are working with the PTO to amend our applications in such a way as to overcome these interim rejections of claims, there can be no assurance that these rejections and any future rejections will ultimately be overcome or that any claims that may issue will be sufficiently broad to protect our Contrave product candidate in the United States. If these U.S. patent applications and their international counterparts ultimately issue, we expect to have protection extended to April 2024. However, we cannot be certain that the scope of any issued U.S. or foreign patent will be consistent with the currently pending claims, as there is a significant likelihood that the scope of the currently pending claims will be modified. A European counterpart application to the Weber/Cowley patents applications is currently pending in the European Patent Office where we have received an indication of patentability. However, there is no assurance that the claims in this application, or any other claims, will issue in their currently pending form or at all, or that once issued, they will not be successfully opposed or otherwise challenged by a third party.

We have filed patent applications in the United States and certain foreign countries and under the Patent Cooperation Treaty, or PCT, which is an international treaty providing a unified procedure under which the initial filing of a single patent application can provide an effective filing date in each participating country in which appropriate steps are subsequently taken. These filings seek to protect the formulations and use of SR oral naltrexone, an ingredient in our Contrave and OREX-004 product candidates, but we cannot provide assurance that the claims in these patent applications will issue in their current form or at all. Accordingly, unless the Weber/Cowley patent applications or our other pending patent applications ultimately issue with a scope of protection that protects our Contrave product candidate, a competitor could file an NDA for the development of naltrexone in combination with bupropion, seeking approval as early as 2013, when the Dante patents expire. Alternatively, if a competitor is willing to challenge the scope or validity of the Dante patents, the competitor could file an NDA seeking approval any time before we obtain approval from the FDA of an NDA for Contrave and three years after we obtain such approval. If issued, the Weber/Cowley patent applications and other patent filings have the potential to protect Contrave for an additional 11 years following the expiration of the Dante patents.

Our intellectual property protection for Empatic derives from U.S. patent number 7,109,198, which was issued in September 2006 and which we refer to as the Gadde patent. We in-license this patent on an exclusive basis from Duke University, or Duke, together with several related patent applications. This patent provides composition coverage for the Empatic zonisamide/bupropion combination and also covers methods for using Empatic to treat obesity and to reduce the risk of hypertension, diabetes or dyslipidemia. Provided maintenance fees are paid, this U.S. patent is expected to expire in May 2023. In addition, Duke has filed international counterparts to the Gadde patent that are currently pending; however, there is no assurance that the claims in these applications will issue in their currently pending form or at all. We have also filed patent applications in the United States, under the PCT and in certain foreign countries with the goal of protecting the formulations and use of zonisamide SR, an ingredient in our Empatic and OREX-003 product candidates, but we cannot provide assurance that the claims in these patent applications will issue in their currently pending form or at all.

We and Duke have filed patent applications in the United States and certain foreign countries with claims directed to compositions and methods for the prevention of drug associated weight gain, with the goal of protecting our Empatic and OREX-003 product candidates and methods of using them. In the United States, this application has received interim rejections from the PTO on the basis that the composition claims were obvious. Although we believe that we have sufficient arguments to, and have amended our application in such a way as to, overcome these interim rejections of claims, there can be no assurance that these rejections and any future rejections will ultimately be overcome or that any claims that may issue will be sufficiently broad to protect the use of our Empatic or OREX-003 product candidates. Likewise, we cannot provide assurance that the claims in the corresponding foreign patent application will issue in their currently pending form or at all.

In addition to the Dante patents and the naltrexone SR patent application mentioned above, we have also filed patent applications in the United States, under the PCT and in certain foreign countries with the goal of protecting the use of our OREX-004 product candidate to treat obsessive-compulsive disorder. Although we have received a favorable preliminary indication of patentability in our PCT application with respect to this indication, we cannot provide assurance that the claims in these patent applications will issue in their currently pending form or at all.

Even if the international patent applications for our product candidates issue or receive approval, we may face additional competition outside of the United States as a result of a lack of patent enforcement in foreign countries and off-label use of other dosage forms of the generic components in our product candidates.

While we have filed patent applications in many countries outside the United States, we do not currently have patent protection for our Contrave, Empatic, OREX-003 or OREX-004 product candidates in any of these foreign jurisdictions. Even if international patents ultimately issue or receive approval, it is likely that the scope of protection provided by such patents will be different from, and possibly less than, the scope provided by our corresponding U.S. patents. The success of our international market opportunity is dependent upon the enforcement of patent rights in various other countries. A number of countries in which we have filed or intend to file patent applications have a history of weak enforcement of intellectual property rights. Even if we have patents issued in these jurisdictions, there can be no assurance that our patent rights will be sufficient to prevent generic competition or unauthorized use.

We may face competition from the off-label use of other dosage forms of the generic components in our product candidates. In addition, others may attempt to commercialize our product candidate combinations in the countries of the European Union, Canada, Mexico, Japan or other markets where we do not have patent protection for our product candidates. Due to the lack of patent protection for these combinations in territories outside the United States and the potential for correspondingly lower prices for the drugs in those markets, it is possible that patients will seek to acquire the generic IR components of our product candidates (naltrexone IR and zonisamide IR), in those other territories. The off-label use of the generic IR components in the United States or the importation of the generic IR components from foreign markets could adversely affect the commercial potential for our product candidates and adversely affect our overall business and financial results.

We have in-licensed all or a portion of the rights to our product candidates from third parties. If we default on any of our material obligations under those licenses, we could lose rights to our product candidates.

We have in-licensed and otherwise contracted for rights to our product candidates, and we expect to enter into similar licenses in the future to supplement our product candidate pipeline. Under the relevant agreements, we are subject to commercialization, development, sublicensing, royalty, insurance and other obligations. If we fail to comply with any of these requirements, or otherwise breach these license agreements, the licensor may have the right to terminate the license in whole or to terminate the exclusive nature of the license. Loss of any of these licenses or the exclusive rights provided therein could harm our financial condition and operating results. For example, our license agreement with Dr. Dante requires us to use commercially reasonable efforts to develop, obtain regulatory approval of and commercialize our Contrave product candidate. To the extent we are unable to comply with these obligations, the license may be terminated.

Restrictions on our patent rights relating to our product candidates may limit our ability to prevent third parties from competing against us.

Our success will depend on our ability to obtain and maintain patent protection for our product candidates, preserve our trade secrets, prevent third parties from infringing upon our proprietary rights and operate without infringing upon the proprietary rights of others. Composition of matter patents on APIs are generally considered to be the strongest form of intellectual property protection for pharmaceutical products as they apply without regard to any method of use. Entirely new individual chemical compounds, often referred to as new chemical entities, are typically entitled to composition of matter coverage. Current law also allows novel and unobvious combinations of old compounds to receive composition of matter coverage for the combination. However, we cannot be certain that the current law will remain the same, or that our product candidates will be considered novel and unobvious by the PTO and courts.

In addition to composition of matter patents and patent applications, we also have filed method of use patent applications. This type of patent protects the use of the product only for the specified method. However, this type of patent does not prevent a competitor from making and marketing a product that is identical to our product for an indication that is outside the scope of the patented method. Moreover, even if these competitors do not actively promote their product for our targeted indication, physicians may prescribe these products “off-label.” Although off-label prescriptions may infringe or contribute to the infringement of method of use patents, the practice is common and such infringement is difficult to prevent or prosecute.

Although we believe we and our licensors have conducted appropriate prior art searches relating to our method of use patents and patent applications, there is no assurance that all of the potentially relevant prior art has been found. Moreover, because the constituents of our combination product candidates have been on the market as separate monotherapeutic products for many years, it is possible that these monotherapies have previously been used off-label in such a manner that such prior usage would affect the validity of our method of use patents.

Patent applications in the United States and most other countries are confidential for a period of time until they are published, and publication of discoveries in scientific or patent literature typically lags actual discoveries by several months or more. As a result, we cannot be certain that we and the inventors of the issued patents and applications that we in-licensed were the first to conceive inventions covered by the patents and pending patent applications or that we and those inventors were the first to file patent applications for such inventions.

We also rely upon unpatented trade secrets, unpatented know-how and continuing technological innovation to develop and maintain our competitive position, which we seek to protect, in part, by confidentiality agreements with our employees and our collaborators and consultants, some of whom assist with the development of other obesity drugs. We also have agreements with our employees and selected consultants that obligate them to assign their inventions to us. It is possible that technology relevant to our business will be independently developed by a person that is not a party to such an agreement. Furthermore, if the employees and consultants that are parties to these agreements breach or violate the terms of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets through such breaches or violations. Further, our trade secrets could otherwise become known or be independently discovered by our competitors.

If we are sued for infringing intellectual property rights of third parties, it will be costly and time consuming, and an unfavorable outcome in that litigation would have a material adverse effect on our business.

Our commercial success depends upon our ability and the ability of our collaborators to develop, manufacture, market and sell our product candidates and use our proprietary technologies without infringing the proprietary rights of third parties. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing products. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that our product candidates and/or proprietary technologies may give rise to claims of infringement of the patent rights of others. There may be issued patents of third parties of which we are currently unaware that may be infringed by our product candidates or proprietary technologies. Because patent applications can take many years to issue, there may be currently pending applications, unknown to us, which may later result in issued patents that our product candidates or proprietary technologies may infringe.

We may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that our product candidates and/or proprietary technologies infringe their intellectual property rights. If one of these patents is found to cover our product candidates, proprietary technologies or their uses, we or our collaborators could be enjoined by a court and required to pay damages and could be unable to commercialize our product candidates or use our proprietary technologies unless we or they obtained a license to the patent. A license may not be available to us or our collaborators on acceptable terms, if at all. In addition, during litigation, the patent holder could obtain a preliminary injunction or other equitable relief which could prohibit us from making, using or selling our products, technologies or methods pending a trial on the merits, which could be years away.

There is a substantial amount of litigation involving patent and other intellectual property rights in the biotechnology and pharmaceutical industries generally. If a third party claims that we or our collaborators infringe its intellectual property rights, we may face a number of issues, including, but not limited to:

•	infringement and other intellectual property claims which, regardless of merit, may be expensive and time-consuming to litigate and may divert our management’s attention from our core business;

•	substantial damages for infringement, which we may have to pay if a court decides that the product at issue infringes on or violates the third party’s rights, and if the court finds that the infringement was willful, we could be ordered to pay treble damages and the patent owner’s attorneys’ fees;

•	a court prohibiting us from selling or licensing the product unless the third party licenses its product rights to us, which it is not required to do;

•	if a license is available from a third party, we may have to pay substantial royalties and fees and/or grant cross-licenses to intellectual property rights for our products; and

•	redesigning our products or processes so they do not infringe, which may not be possible or may require substantial monetary expenditures and time.

We will be obtaining our bupropion SR, zonisamide SR, naltrexone SR, our finished Contrave and Empatic tablets combining these components, and our Contrave Titration Packs, Empatic Titration Packs and bottles used to package these tablets from third-party manufacturers. Similarly, it is likely that we will be obtaining the components of our OREX-003 and OREX-004 product candidates from third parties as well. Each aspect of product design, formulation, manufacturing, packaging, and use has the potential to implicate third-party patent rights. For example, we are currently negotiating with potential licensors for rights to new formulations of bupropion SR for commercial purposes that we believe may improve the intellectual property profile of our Contrave and Empatic product candidates and avoid potential infringement of third-party patent rights. In order to secure rights to a new formulation of bupropion SR, we may choose to pay a combination of up-front fees, milestone payments and/or royalties on net sales of products. However, we cannot be certain that we will be able to enter into a definitive license agreement on commercially reasonable terms or at all. Accordingly, we are also developing our own formulation of bupropion SR that we believe will not infringe third-party patent rights. If we do not obtain licensed rights to a bupropion SR formulation or successfully complete the development of our own formulation, we could be exposed to potential patent infringement liability from third parties who hold patents on various formulations of bupropion. In addition, even if we successfully complete the development of our own formulation, we could still be exposed to potential patent infringement liability from third parties who hold patents on various formulations of bupropion. Because we intend to use a formulation of bupropion SR in our commercial Contrave and Empatic products that is different from the formulation we are currently using in our clinical trials, we will need to demonstrate in clinical trials and/or additional preclinical studies that its bioavailability and bioequivalence is comparable to that of the bupropion SR formulation used in our clinical trials. We expect we will be able to conduct these trials and these studies concurrently with our pivotal trials.

No assurance can be given that patents do not exist, have not been filed, or could not be filed or issued, which contain claims covering these or other aspects of our products, technology or methods, as implemented by us or by third-party manufacturers with whom we contract. Because of the large number of patents issued and patent applications filed in our field, we believe there is a risk that third parties may allege they have patent rights encompassing our products, technology or methods. Such third-party patent rights, if relevant, could prevent us from adopting or marketing a particular formulation or product, or could expose us to patent infringement liability.

Although we have entered into a settlement agreement designed to prevent the parties to the agreement from asserting infringement and other specified claims against our Empatic product candidate in the United States, and abroad, disputes with third parties relating to our Empatic product could nevertheless affect our intellectual property rights.

In June 2004, we jointly filed a lawsuit with Duke, against Elan Corporation, plc, Elan Pharma International Ltd. and Elan Pharmaceuticals, Inc., which we refer to collectively as Elan, Eisai, Inc. and Eisai Co., Ltd., which we refer to together as Eisai, and Julianne E. Jennings, a former employee of Elan, in the U.S. District Court for the Middle District of North Carolina, Durham Division, to resolve a dispute over rights in an invention relating to the use of zonisamide to treat obesity. We alleged in this lawsuit that scientists at Duke made the invention, and that Elan improperly used information supplied by the Duke scientists to file a U.S. patent application on the invention, in which Ms. Jennings (then an Elan product manager) is named as the sole inventor. This patent application was later assigned by Elan to Eisai. Duke also filed a U.S. patent application on the invention at issue, which patent application is exclusively licensed to us. In December 2006, we, Elan, Eisai, Duke and Ms. Jennings entered into a settlement agreement to settle the lawsuit. Upon execution of the settlement agreement, the lawsuit was dismissed with prejudice.

Under the terms of the settlement agreement, the parties have, subject to limitations set forth in the agreement, released each other from all claims and demands arising under the laws of the United States or any state within the United States existing as of the date of the settlement agreement that arise out of or relate to the lawsuit or the specified Duke and Eisai patents that may issue from certain patent applications claiming the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions. In addition, if Elan, Eisai or Ms. Jennings obtains a U.S. patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the Eisai patent application, Elan, Eisai and Ms. Jennings have each agreed that they will not assert such patent against any of our products containing zonisamide in combination with any other active pharmaceutical agent, including bupropion. Likewise, if Duke obtains a U.S. patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the Duke patent application, we and Duke have agreed that we will not assert any such patent against Elan, Eisai or Ms. Jennings for any conduct relating to Zonegran, which is a zonisamide product currently marketed by Eisai.

In September 2007, we and Duke entered into a settlement agreement with Eisai which resolves the foreign aspects of the dispute referenced in the paragraph above. Under the terms of the settlement agreement, the parties have, subject to limitations set forth in the agreement, released each other from all claims and demands arising under the laws of any country outside of the United States existing as of the date of the agreement that arise out of or relate to the lawsuit or certain specified Duke and Eisai foreign patents that may issue from certain patent applications claiming the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions. In addition, if Eisai obtains a foreign patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the specified Eisai foreign patent applications, Eisai has agreed that it will not assert any such patent against any product of ours containing zonisamide in combination with any other active pharmaceutical agent, including bupropion. Likewise, if Duke obtains a foreign patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the specified Duke foreign patent applications, we and Duke have agreed that we will not assert any such patent against Eisai for any conduct relating to Zonegran, which is a zonisamide product currently marketed by Eisai.

Although we have resolved the U.S. lawsuit and entered into a settlement agreement containing terms that would prevent Eisai, Elan and Ms. Jennings from asserting specified U.S. patents against our Empatic product and have entered into a settlement agreement containing terms that would prevent Eisai from asserting specified foreign patents against our Empatic product, there is no assurance that the parties will abide by these settlement agreements. There also is no assurance that Eisai, Elan and/or Ms. Jennings do not have, or will not in the future obtain, other patent rights not covered by the settlement agreements that could be asserted against our Empatic product candidate or our other product candidates. Furthermore, Elan and Ms. Jennings are not parties to the settlement agreement which resolves the foreign aspects of the dispute. In addition, both Duke and Eisai have thus far maintained their pending U.S. patent applications for use of zonisamide to treat obesity or other weight-related disorders, which may lead to initiation of a patent interference to determine which party invented first. We are not relying on any patent Duke may obtain directed to zonisamide as the sole active ingredient to treat obesity or other weight disorder to protect our Empatic product candidate. The U.S. settlement agreement also contains terms that would not allow Eisai, Elan or Ms. Jennings to use any patent they may obtain by winning an interference to prevent the sale of our Empatic product, if approved. However, if Duke loses the interference or abandons its patent application covering the use of zonisamide as the sole active ingredient to treat obesity or other weight disorder, then the potential additional protection for our Empatic product candidate that could result from such a patent will not be available to us.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

Periodic maintenance fees on the Gadde patent covering Empatic are due to be paid to the PTO in several stages over the lifetime of the patent. Future maintenance fees will also need to be paid on the Dante patents. We have systems in place to remind us to pay these fees, and we employ an outside firm, Computer Patent Annuities, to pay annuity fees due to foreign patent agencies on our pending foreign patent applications. The PTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and in many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, our competitors might be able to enter the market and this circumstance would have a material adverse effect on our business.

We have not yet registered our trademarks in all of our potential markets, and failure to secure those registrations could adversely affect our business.

The PTO has accepted our statement of use for our trademark application for our corporate logo for use in connection with pharmaceutical preparations and substances for the treatment of obesity, inducement of weight loss and prevention of weight gain and indicated that a registration for such will issue in due course. In addition, we have a Notice of Allowance from the PTO for the intent-to-use trademark application for our corporate logo for use in connection with pharmaceutical preparations for the treatment of disorders of the central nervous system. We have a foreign trademark application pending in Canada for the same mark and have obtained trademark registrations in Europe and Japan for the same mark. We have obtained foreign trademark registrations for the corporate name Orexigen Therapeutics, Inc. and the mark OREXIGEN in Europe and Japan and have pending trademark applications for the same marks in the United States and Canada. The application for CONTRAVE in the United States for use in connection with pharmaceutical preparations for use in the treatment of obesity and inducing weight loss has been allowed for registration, and we expect the registration to issue shortly. We have received a Notice of Allowance from the PTO for the intent-to-use trademark application for the marks CONTRAVE and EMPATIC for use in connection with pharmaceutical preparations, for the treatment of obesity and inducing weight loss, various printed materials, and medical information services. We have also obtained foreign trademark registrations for the mark CONTRAVE in Europe and Japan and an application for this mark is pending in Canada. Applications for the mark EMPATIC are pending in Europe, Canada and Japan. However, no assurance can be given that our allowed trademark applications will actually become registered, or that our registered trademarks can be maintained or enforced. During trademark registration proceedings in the various countries, we have received and expect to receive rejections. Although we are given an opportunity to respond to those rejections, there can be no assurance that the rejections can be successfully overcome. In addition, in the PTO and in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to cancel registered trademarks. For example, another pharmaceutical company opposed the registration of Excalia, the prior mark for the product candidate that we now call Empatic. No assurance can be given that opposition or cancellation proceedings will not be filed against our trademarks, nor can there be any assurance that our trademarks would survive such proceedings.

We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

As is common in the biotechnology and pharmaceutical industries, we employ individuals who were previously employed at other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management.

Risks Related to Our Finances and Capital Requirements

We have incurred significant operating losses since our inception and anticipate that we will incur continued losses for the foreseeable future.

We are a development stage company with a limited operating history. We have focused primarily on developing our first two product candidates, Contrave and Empatic, with the goal of supporting regulatory approval for these product candidates. We have financed our operations almost exclusively through the sale of our preferred and common stock and debt and have incurred losses in each year since our inception in September 2002. Net losses were $1.9 million in 2003, $7.7 million in 2004, $12.1 million in 2005 and $27.5 million in 2006. As of September 30, 2007, we had an accumulated deficit of $87.5 million. These losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders’ equity and working capital. We expect our development expenses, as well as clinical product manufacturing expenses, to increase in connection with our ongoing and planned clinical trials for our product candidates. In addition, if we obtain regulatory approval for any of our product candidates, we may incur significant sales, marketing and outsourced manufacturing expenses as well as continued development expenses. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

We have not generated any revenue from our product candidates and may never be profitable.

Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our development-stage product candidates, and we do not know when, or if, we will generate any revenue. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

•	successfully complete our ongoing and planned clinical trials for Contrave and Empatic;

•	obtain regulatory approval for Contrave and Empatic;

•	manufacture commercial quantities of our product candidates at acceptable cost levels if regulatory approvals are received; and

•	identify and enter into one or more strategic collaborations to effectively market and sell our product candidates.

Even if one or more of our product candidates is approved for commercial sale, which we do not expect to occur for several years (we do not expect to file our first NDA until late 2009 at the earliest), we anticipate incurring significant costs associated with commercializing any approved product. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenues, we will not become profitable and may be unable to continue operations without continued funding.

Our short operating history makes it difficult to evaluate our business and prospects.

We were incorporated in September 2002. Our operations to date have been limited to organizing and staffing our company and conducting product development activities primarily for our first two product candidates, Contrave and Empatic. We have not yet demonstrated an ability to obtain regulatory approval for or commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

We will need additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

Developing products for the obesity market, conducting clinical trials, establishing outsourced manufacturing relationships and successfully manufacturing and marketing drugs that we may develop is expensive. We believe that our existing cash and cash equivalents, along with the borrowing capacity under our credit and security agreement, as amended, with Merrill Lynch Capital, will be sufficient to meet our projected operating requirements through at least the next 12 months. With the addition of the net proceeds from this offering, we believe that we will be able to fund the completion of our Phase III clinical trials for Contrave, the initiation and completion of our second Phase IIb clinical trial for Empatic and the initiation of our Phase II proof-of-concept clinical trials for OREX-003 and OREX-004. However, we have based these estimates on assumptions that may prove to be wrong, and we could spend our available financial resources much faster than we currently expect. Further, we will need to raise additional capital to:

•	fund our operations and continue to conduct clinical trials to support potential regulatory approval of marketing applications;

•	qualify and outsource the commercial-scale manufacturing of our products under cGMPs; and

•	commercialize Contrave, Empatic or any other product candidates that we may develop, in-license or acquire, if any of these product candidates receive regulatory approval.

The amount and timing of our future funding requirements will depend on many factors, including, but not limited to:

•	the rate of progress and cost of our clinical trials and other product development programs for Contrave, Empatic and any other product candidates that we may develop, in-license or acquire;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights associated with our product candidates;

•	the costs and timing of completion of outsourced commercial manufacturing supply arrangements for each product candidate;

•	the timing of regulatory approval of our product candidates, if at all;

•	the costs of establishing sales, marketing and distribution capabilities, should we elect to do so;

•	the effect of competing technological and market developments; and

•	the terms and timing of any collaborative, licensing, co-promotion or other arrangements that we may establish.

Future capital requirements will also depend on the extent to which we acquire or invest in additional complementary businesses, products and technologies. We currently have no commitments or agreements relating to any of these types of transactions.

Until we can generate a sufficient amount of product revenue and achieve profitability, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash and investment balances. We cannot be certain that additional funding will be available on acceptable terms, or at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate one or more of our development programs or our commercialization efforts.

Our quarterly operating results may fluctuate significantly.

We expect our operating results to be subject to quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	variations in the level of expenses related to our two existing product candidates or future development programs;

•	addition or termination of clinical trials or funding support;

•	any intellectual property infringement lawsuit in which we may become involved;

•	regulatory developments affecting our product candidates or those of our competitors;

•	our execution of any collaborative, licensing or similar arrangements, and the timing of payments we may make or receive under these arrangements; and

•	if any of our product candidates receives regulatory approval, the level of underlying demand for our product candidates and wholesalers’ buying patterns.

If our quarterly operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially. We believe that quarterly comparisons of our financial results are not necessarily meaningful and should not be relied upon as an indication of our future performance.

Raising additional funds by issuing securities may cause dilution to existing stockholders and raising funds through lending and licensing arrangements may restrict our operations or require us to relinquish proprietary rights.

To the extent that we raise additional capital by issuing equity securities, our existing stockholders’ ownership will be diluted. Debt financing typically contains covenants that restrict operating activities. Our credit and security agreement, as amended, with Merrill Lynch Capital is secured by a pledge of all of our assets other than, subject to certain limited exceptions, intellectual property, and contains a variety of operational covenants, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make certain investments and engage in certain merger, consolidation or asset sale transactions, among other restrictions. Any future debt financing we enter into may involve similar or more onerous covenants that restrict our operations. Any borrowings under the credit and security agreement, as amended, with Merrill Lynch Capital or any future debt financing will need to be repaid, which creates additional financial risk for our company, particularly if our business or prevailing financial market conditions are not conducive to paying-off or refinancing our outstanding debt obligations.

If we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our current product candidates, potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available, our ability to achieve profitability or to respond to competitive pressures would be significantly limited and we may be required to delay, significantly curtail or eliminate the development of one or more of our product candidates.

We incur significant costs as a result of operating as a public company, and our management is required to devote substantial time to public company compliance initiatives.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission, or the SEC, and the Nasdaq Stock Market, Inc., have imposed various new requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these new compliance initiatives. Moreover, these rules and regulations will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure. In particular, commencing in this fiscal year 2008, we must perform system and process evaluation and testing of our internal controls over financial reporting to allow management and our independent registered public accounting firm to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404. We currently do not have an internal audit function, and we will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identifies deficiencies in our internal controls that are deemed to be material weaknesses, the market price of our stock could decline and we could be subject to sanctions or investigations by Nasdaq, the SEC or other regulatory authorities, which would entail expenditure of additional financial and management resources.

Risks Relating to Securities Markets and Investment in Our Stock

As a new investor, you will experience immediate and substantial dilution in the net tangible book value of your shares. In addition, we are likely to issue substantial additional equity in the future to help fund our continuing clinical development programs, among other things, which may result in additional dilution to investors.

The offering price of our common stock in this offering is considerably more than the net tangible book value per share of our outstanding common stock. Investors purchasing shares of common stock in this offering will pay a price that substantially exceeds the value of our tangible assets after subtracting liabilities. As a result, investors will:

•	incur immediate dilution of $8.29 per share, based on an assumed offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008; and

•	contribute 35.0% of the total amount invested to date to fund our company based on an assumed offering price to the public of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, but will own only 20.6% of the shares of common stock outstanding after the offering.

To the extent outstanding stock options are exercised, there will be further dilution to new investors.

In addition, we believe that our existing cash, cash equivalents and short-term investments, along with the borrowing capacity under our credit and security agreement, as amended, with Merrill Lynch Capital, will be sufficient to meet our projected operating requirements through at least the next 12 months and, with the addition of the net proceeds from this offering, we believe that we will be able to fund the completion of our Phase III clinical trials for Contrave, the initiation and completion of our second Phase IIb clinical trial for Empatic and the initiation of our Phase II proof-of-concept clinical trials for OREX-003 and OREX-004. However, we will likely need to raise significant additional capital to fund, among other things, our continuing clinical development programs. Any additional financing we undertake could impose covenants upon us that restrict our operating flexibility and, to the extent such capital is raised through our issuance of additional equity securities, our then existing stockholders may experience dilution or the new securities may have rights senior to those of our common stock.

Since our initial public offering, the market price of our common stock has fluctuated and is likely to continue to fluctuate, which could reduce the market price of our common stock.

The market prices for securities of biotechnology and pharmaceutical companies have historically been highly volatile, and the market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. Since the commencement of trading in connection with our initial public offering, or IPO, through December 31, 2007, the publicly traded shares of our common stock have themselves experienced significant price and volume fluctuations. During this approximately nine-month period, the price per share for our common stock on the Nasdaq Global Market has ranged from a low sale price of $12.50 to a high sale price of $19.15. This market volatility is likely to continue and could reduce the market price of our common stock, regardless of our operating performance. In addition, the trading price of our common stock could change significantly over short periods of time in response to many factors, including:

•	the results from our clinical trials, including our current Phase III clinical trials for Contrave and our upcoming Phase II clinical trial for Empatic;

•	FDA or international regulatory actions, including failure to receive regulatory approval for any of our product candidates;

•	announcements regarding manufacturing or supply developments for Contrave or Empatic;

•	failure of any of our product candidates, if approved, to achieve commercial success;

•	announcements of the introduction of new products by us or our competitors;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements concerning product development results or intellectual property rights of others;

•	litigation or public concern about the safety of our potential products;

•	actual and anticipated fluctuations in our quarterly operating results;

•	deviations in our operating results from the estimates of securities analysts or other analyst comments;

•	additions or departures of key personnel;

•	third-party coverage and reimbursement policies;

•	developments concerning current or future strategic collaborations; and

•	discussion of us or our stock price by the financial and scientific press and in online investor communities.

The realization of any of the risks described in these “Risk Factors” could also have a dramatic and material adverse impact on the market price of our common stock.

Our management team may invest or spend the proceeds of this offering in ways with which you may not agree or in ways which may not yield a significant return.

Our management will have broad discretion over the use of proceeds from this offering. The net proceeds from this offering will be used to fund clinical trials and other research and development activities, and to fund working capital and for other general corporate purposes. We may also use a portion of the net proceeds to in-license, acquire or invest in complementary businesses or products. We have no present understandings, commitments or agreements with respect to any such in-licenses, acquisitions or investments and no portion of the net proceeds from this offering has been allocated for any specific transaction. Our management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce significant income or that may lose value.

Future sales of our common stock may depress our stock price.

Persons who were our stockholders prior to the sale of shares in our IPO continue to hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares, or the expectation that such sales may occur, could significantly reduce the market price of our common stock. For example, certain of our executive officers have established selling plans under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, for the purpose of effecting specified sales of our common stock over a specified period of time. Moreover, the holders of a substantial number of shares of common stock may have rights, subject to certain conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders.

We have also registered all common stock that we may issue under our employee benefits plans. As a result, these shares can be freely sold in the public market upon issuance, subject to restrictions under the securities laws. In addition, our directors and executive officers may in the future establish programmed selling plans under Rule 10b5-1 of the Exchange Act for the purpose of effecting sales of our common stock, in addition to the already established plans. If any of these events cause a large number of our shares to be sold in the public market, the sales could reduce the trading price of our common stock and impede our ability to raise future capital.

After this offering, we will have 33,982,601 outstanding shares of common stock based on the number of shares outstanding as of December 31, 2007. This also includes the shares that we are selling in this offering, which may be resold in the public market immediately. The 26,982,601 shares of our common stock outstanding prior to this offering are, or, following the expiration of the lock-up agreements described below, will be, eligible for sale in the public market (subject, as applicable, to the terms of our insider trading policy described below) as follows:

•	11,395,987 shares are eligible for immediate sale, including restricted shares eligible for sale under Rule 144(k), as amended effective February 15, 2008, of the Securities Act, without restriction or limitation;

•	685,000 shares are not restricted shares but, because they are owned by our affiliates, may only be sold in accordance with the volume, manner of sale and/or other provisions applicable to sales of restricted shares under Rule 144 of the Securities Act (and 160,000 of such shares are subject to the lock-up agreements described below); and

•	14,901,614 shares are restricted shares but are eligible for sale under Rule 144 and/or Rule 701 of the Securities Act subject to the volume, manner of sale and/or other provisions thereof, except that 6,432,728 of such shares are or may become subject to the lock-up agreements described below.

We and each of our directors and executive officers have each agreed, subject to certain exceptions, not to sell or otherwise dispose of, directly or indirectly any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 90 days from the date of this prospectus without the prior written consent of Merrill Lynch. In addition, in the event, and upon, the underwriters’ exercise of all or a portion of their overallotment option, the non-management selling stockholders will become subject to a similar lock-up through the 90th day following the date of this prospectus.

Our directors, officers and employees are subject to the terms of our insider trading policy which precludes them from trading in our securities, including any sales of our common stock for the period beginning one week before the end of any fiscal quarter and ending two days after the public release of financial results for that quarter whether or not we or any of our officers, directors, or employees is in possession of material, non-public information. Although the venture funds that are affiliated with members of our board of directors are not directly bound by our insider trading policy, the knowledge of our directors and any trading restrictions imposed on them generally are imputed to the affiliated venture funds and, accordingly, we would not expect any of these stockholders to sell their shares of our common stock prior to the date that we release financial results for the year ending December 31, 2007. Although, we have not determined the date that we will release the financial results for the year ending December 31, 2007, we would expect the release to occur no earlier than March 10, 2008. However, the terms of our insider trading policy may be amended by our board of directors in its sole discretion at any time.

As of the date of this prospectus, the holders of approximately 15,511,350 shares of common stock have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. These rights will continue following this offering and will terminate upon the earlier of May 2013 or for any particular holder, at such time when all securities held by that stockholder subject to registration rights may be sold in a transaction or series of transactions within one trading day pursuant to Rule 144 under the Securities Act. We have also registered all shares of common stock that we may issue under our equity compensation plans. As a result, these shares can be freely sold in the public market upon issuance, subject to the lock-up agreements described above.

Our executive officers and directors and their affiliates will exercise significant influence over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

Immediately following this offering, our executive officers and directors and their affiliates will together control approximately 36.9% of our outstanding common stock. As a result, these stockholders will collectively be able to significantly influence all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of some stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

Anti-takeover provisions under our charter documents and Delaware law could delay or prevent a change of control which could limit the market price of our common stock and may prevent or frustrate attempts by our stockholders to replace or remove our current management.

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that could delay or prevent a change of control of our company or changes in our board of directors that our stockholders might consider favorable. Some of these provisions include:

•	a board of directors divided into three classes serving staggered three-year terms, such that not all members of the board will be elected at one time;

•	a prohibition on stockholder action through written consent;

•	a requirement that special meetings of stockholders be called only by the chairman of the board of directors, the chief executive officer, the president or by a majority of the total number of authorized directors;

•	advance notice requirements for stockholder proposals and nominations;

•	a requirement of approval of not less than 66 2/3% of all outstanding shares of our capital stock entitled to vote to amend any bylaws by stockholder action, or to amend specific provisions of our certificate of incorporation; and

•	the authority of the board of directors to issue preferred stock on terms determined by the board of directors without stockholder approval.

In addition, we are governed by the provisions of Section 203 of the Delaware General Corporate Law, which may prohibit certain business combinations with stockholders owning 15% or more of our outstanding voting stock. These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors, including to delay or impede a merger, tender offer or proxy contest involving our company. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have never paid dividends on our capital stock, and because we do not anticipate paying any cash dividends in the foreseeable future, capital appreciation, if any, of our common stock will be your sole source of gain on an investment in our stock.

We have paid no cash dividends on any of our classes of capital stock to date and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Furthermore, our credit and security agreement, as amended, with Merrill Lynch Capital restricts our ability to pay dividends. As a result, capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

The stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because biotechnology and biopharmaceutical companies have experienced significant stock price volatility in recent years. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, including statements regarding the progress and timing of clinical trials, the safety and efficacy of our product candidates, the goals of our development activities, estimates of the potential markets for our product candidates, estimates of the capacity of manufacturing and other facilities to support our products, projected cash needs and our expected future revenues, operations and expenditures. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that could cause our actual results, levels of activity, performance or achievement to differ materially from those expressed or implied by these forward-looking statements. These risks and uncertainties include, among others:

•	our ability to successfully complete clinical development of our product candidates, Contrave and Empatic, on expected timetables, or at all, which includes enrolling sufficient patients in our clinical trials and demonstrating the safety and efficacy of these product candidates in such trials;

•	the content and timing of submissions to and decisions made by the FDA and other regulatory agencies, including foreign regulatory agencies, demonstrating to the satisfaction of the FDA and such other agencies the safety and efficacy of our product candidates;

•	intense competition in the obesity market and the ability of our competitors, many of whom have greater resources than we do, to offer different, better or lower cost therapeutic alternatives than our product candidates;

•	market acceptance of and future development and regulatory difficulties relating to any product candidates for which we do receive regulatory approval;

•	our ability to develop sales, distribution and marketing capabilities or enter into agreements with third parties to sell, distribute and market any of our product candidates that may be approved for sale;

•	our ability to obtain coverage and reimbursement for any of our product candidates that may be approved for sale from the government or third-party payors, and the extent of such coverage and reimbursement, and the willingness of third-party payors to pay for our product candidates versus less expensive therapies;

•	the willingness of consumers to pay out-of-pocket for our products, if approved, in the absence of third-party coverage;

•	our compliance with the agreements under which we license certain patents and other rights related to our product candidates;

•	our reliance on third parties to conduct our clinical trials and manufacture our product candidates;

•	our ability to grow our business by identifying and acquiring or in-licensing new product candidates, increasing the size of our organization and attracting and retaining key personnel;

•	our and our licensors’ ability to obtain, maintain and successfully enforce adequate patent and other intellectual property protection of our product candidates and the rights relating thereto; and

•	our short operating history, our lack of significant revenue and profitability, our significant historical operating losses and our ability to obtain additional funding to continue to operate our business, which funding may not be available on commercially reasonable terms, or at all.

Forward-looking statements include all statements that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “predict,” “potential,” or the negative of those terms, and similar expressions and comparable terminology intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus and, except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise after the date of this prospectus.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $86.2 million from the sale of the shares of common stock offered in this offering, based on an assumed offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us. Each $1.00 increase or decrease in the assumed offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, would increase or decrease, respectively, the net proceeds to us from this offering by approximately $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The principal purposes for this offering are to fund clinical development of our product candidates, Contrave and Empatic and to fund working capital and other general corporate purposes.

We currently expect to use our net proceeds from this offering as follows:

•	approximately $75.0 million to fund clinical trials for Contrave and Empatic and other research and development activities, including approximately $10.0 million for Phase II proof-of-concept clinical trials for OREX-003 and OREX-004; and

•	the remainder to fund working capital and other general corporate purposes, including rent, salaries and benefits, insurance and professional fees.

We anticipate that the net proceeds from this offering together with the interest thereon, along with our existing cash, cash equivalents and short-term investments and the borrowing capacity under our $25.0 million credit and security agreement, as amended, with Merrill Lynch Capital, will allow us to complete our Phase III clinical trials for Contrave, initiate and complete our second Phase IIb clinical trial for Empatic and initiate our Phase II proof-of-concept clinical trials for OREX-003 and OREX-004.

We may also use a portion of the net proceeds set aside for our general corporate purposes to in-license, acquire or invest in complementary businesses or products. However, we have no current understandings, commitments or agreements to do so.

The amounts and timing of our actual expenditures will depend on numerous factors, including the progress in, and costs of, our clinical trials and other product development programs. We therefore cannot estimate the amount of net proceeds to be used for all of the purposes described above. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

If the underwriters exercise their overallotment option, the selling stockholders may sell up to 1,050,000 shares of their common stock. We will not receive any proceeds from the sale of shares of common stock, if any, by the selling stockholders. However, if the underwriters exercise all or part of their overallotment option, and for any reason one or more of the selling stockholders fails to sell its shares as currently contemplated, we will issue a sufficient number of shares at the public offering price, less the underwriting discount, to allow the underwriters to complete such exercise of their overallotment option and the net proceeds of any such issuance by us will be used to fund working capital and other general corporate purposes.

PRICE RANGE OF COMMON STOCK

Our common stock has been traded on the Nasdaq Global Market under the symbol “OREX” since April 26, 2007. The following table sets forth for the period indicated the high and low sale price of our common stock, as reported by the Nasdaq Global Market.

	Market Price Range
	High	Low

Fiscal Year Ended December 31, 2007:
Fourth Quarter	$18.45	$12.83
Third Quarter	17.86	12.83
Second Quarter (beginning April 26, 2007)	19.15	12.50
First Quarter	N/A	N/A

On January 11, 2008, the last reported sale price of our common stock on the Nasdaq Global Market was $13.27. As of January 11, 2008, there were 37 holders of record of our common stock.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. The payment of dividends by us on our common stock is limited by our credit and security agreement, as amended, with Merrill Lynch Capital. Any future determination to pay dividends on our common stock will be at the discretion of our board of directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and investment securities, available for sale, and capitalization as of September 30, 2007:

•	on an actual basis; and

•	on an as adjusted basis to reflect our sale of 7,000,000 shares of common stock in this offering and our receipt of the estimated net proceeds therefrom, calculated as described under “Use of Proceeds.”

The pro forma information below is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual public offering price and other terms of this offering to be determined at pricing. You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted(1)
	(In thousands)

Cash and cash equivalents and investment securities, available-for-sale	$98,085	$184,302

Long-term debt, less current portion	$5,278	$5,278
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value: actual and as adjusted — 10,000,000 shares authorized, no shares issued or outstanding	—	—
Common stock, $0.001 par value; actual — 100,000,000 shares authorized, 26,910,270 shares issued and outstanding; as adjusted — 100,000,000 shares authorized, 33,910,270 shares issued and outstanding	27	34
Additional paid-in capital	170,061	256,271
Accumulated other comprehensive income	101	101
Deficit accumulated during the development stage	(87,515)	(87,515)

Total stockholders’ equity	82,674	168,891

Total capitalization	$87,952	$174,169

(1)	Each $1.00 increase or decrease in the assumed offering price of $13.27, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, would increase or decrease, respectively, the amount of cash and cash equivalents and securities available-for-sale, working capital, total assets and total stockholders’ equity by $6.6 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The number of shares of common stock shown as issued and outstanding in the table excludes:

•	2,873,362 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $4.19 per share; and

•	3,634,608 shares of our common stock reserved for future issuance under our 2007 equity incentive award plan as of December 31, 2007.

The cash and cash equivalents, investment securities, available-for-sale and long-term debt shown in the table do not include $8.0 million borrowed in December 2007 under our credit and security agreement, as amended, with Merrill Lynch Capital. An additional $7.0 million is available for future borrowings under the terms of, and subject to the conditions in, the credit and security agreement, as amended. See Notes 3 and 11 of Notes to Financial Statements.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the net tangible book value per share of our common stock after this offering. As of September 30, 2007, our historical net tangible book value was $82.7 million, or $3.07 per share of common stock, based on 26,910,270 shares of our common stock outstanding at September 30, 2007. Our historical net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the total number of shares of our common stock outstanding as of September 30, 2007. After giving effect to our sale in this offering of 7,000,000 shares of our common stock at an assumed public offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, and after deducting estimated underwriting discounts and commissions and estimated offering costs payable by us, our net tangible book value as of September 30, 2007 would have been $168.9 million, or $4.98 per share of our common stock. This represents an immediate increase of net tangible book value of $1.91 per share to our existing stockholders and an immediate dilution of $8.29 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed public offering price per share		$13.27
Historical net tangible book value per share at September 30, 2007	$3.07
Increase per share attributable to investors purchasing shares in this offering	1.91

Pro forma net tangible book value per share, as adjusted to give effect to this offering		4.98

Dilution to investors in this offering		$8.29

Each $1.00 increase or decrease in the assumed public offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, would increase or decrease, the net tangible book value by approximately $6.6 million, the net tangible book value per share after this offering by approximately $0.19 per share and the dilution in net tangible book value per share to investors in this offering by approximately $0.19 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us.

The following table summarizes, as of September 30, 2007, the differences between the number of shares of common stock purchased from us, after giving effect to the total effective cash consideration paid, and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at an assumed public offering price of $13.27 per share, the last reported sale price of our common stock on the Nasdaq Global Market on January 11, 2008, before deducting the estimated underwriting discounts and commissions and estimated offering costs payable by us:

	Shares Purchased		Total Consideration		Average Price per
	Number	Percent	Amount	Percent	Share

Existing stockholders before this offering	26,910,270	79.4%	$172,660,866	65.0%	$6.42
Investors participating in this offering	7,000,000	20.6	92,890,000	35.0	13.27

Total	33,910,270	100.0%	$265,550,866	100.0%

If the underwriters exercise their overallotment option in full, our existing stockholders would own 76.3% and our new investors would own 23.7% of the total number of shares of our common stock outstanding after this offering if the exercise of the overallotment option is, as currently contemplated, fully satisfied by the sale of shares by the selling stockholders, and they would own 77.0% and 23.0%, respectively, if the exercise of the overallotment option for any reason had to be fully satisfied by the issuance of shares by us.

The above information excludes:

•	2,873,362 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2007 at a weighted average exercise price of $4.19 per share; and

•	3,634,608 shares of our common stock reserved for future issuance under our 2007 equity incentive award plan as of December 31, 2007.

SELECTED FINANCIAL DATA

The following selected statement of operations data for the years ended December 31, 2005 and 2006 and the balance sheet data as of December 31, 2005 and 2006 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statement of operations data for the period from September 12, 2002 (inception) through December 31, 2002 and the year ended December 31, 2003, and the balance sheet data as of December 31, 2002, 2003 and 2004, have been derived from our audited financial statements not included in this prospectus. The statement of operations data for the nine-month periods ended September 30, 2006 and 2007 and the period from September 12, 2002 (inception) through September 30, 2007, and the balance sheet data as of September 30, 2007, have been derived from our unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements have been prepared on a basis consistent with our audited financial statements and, in the opinion of management, contain all adjustments, consisting only of normal recurring adjustments, we consider necessary for the fair presentation of the financial data. The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

								Period
	September							from
	12, 2002							September
	(Inception)							12, 2002
	Through							(Inception)
	December 31,	Years Ended December 31,				Nine Months Ended September 30,		September 30,
	2002	2003	2004	2005	2006	2006	2007	2007
						(Unaudited)		(Unaudited)
	(In thousands, except per share amounts)

Statement of Operations Data:
Revenues:
Collaborative agreement	$—	$—	$—	$174	$—	$—	$—	$174
License revenue	—	—	—	88	88	62	66	243

Total revenues	—	—	—	262	88	62	66	417
Operating expenses:
Research and development	—	1,164	6,145	9,709	22,586	14,990	33,215	72,819
General and administrative	1	667	1,590	3,386	5,870	3,764	7,402	18,916

Total operating expenses	1	1,831	7,735	13,095	28,456	18,754	40,617	91,735

Loss from operations	(1)	(1,831)	(7,735)	(12,833)	(28,368)	(18,692)	(40,551)	(91,318)
Other income (expense):
Interest income	—	—	47	744	872	649	2,800	4,463
Interest expense	—	(50)	(5)	—	(8)	—	(596)	(660)

Total other income (expense)	—	(50)	42	744	864	649	2,204	3,803

Net loss	(1)	(1,881)	(7,693)	(12,089)	(27,504)	(18,043)	(38,347)	(87,515)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(13)	(24)	(31)	(23)	(11)	(78)
Deemed dividend of beneficial conversion for Series C preferred stock	—	—	—	—	(13,860)	—	—	(13,860)

Net loss attributable to common stockholders	$(1)	$(1,881)	$(7,706)	$(12,113)	$(41,395)	$(18,066)	$(38,358)	$(101,453)

Basic and diluted net loss per share(1)	$(0.00)	$(2.31)	$(5.01)	$(6.12)	$(18.87)	$(8.36)	$(2.40)

Shares used to calculate net loss per share(1)	644	814	1,539	1,980	2,193	2,160	16,003

(1)	See Note 2 of Notes to Financial Statements for an explanation of the method used to calculate the net loss per share and the number of shares used in the computation of the per share amounts.

						As of
	As of December 31,					September
	2002	2003	2004	2005	2006	30, 2007
						(Unaudited)
	(In thousands)

Balance Sheet Data:
Cash and cash equivalents and investment securities, available-for-sale	$—	$19	$1,674	$27,647	$34,413	$98,085
Working capital (deficit)	—	(188)	1,318	26,412	29,644	88,026
Total assets	—	46	1,750	28,114	36,810	100,525
Long-term debt, less current portion	—	—	—	—	—	5,278
Redeemable convertible preferred stock	—	—	10,928	45,866	45,897	—
Deficit accumulated during the development stage	(1)	(1,882)	(9,576)	(21,664)	(49,168)	(87,515)
Total stockholders’ equity (deficit)	—	(1,877)	(9.537)	(20,576)	(15,847)	82,674

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Financial Data” and our financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

Background

We are a biopharmaceutical company focused on the development of pharmaceutical product candidates for the treatment of central nervous system, or CNS, disorders, including obesity. Our lead product candidates targeted for obesity are Contrave, which is in Phase III clinical trials, and Empatic, which is in the later stages of Phase II clinical development. Each of these product candidates is a combination of generic drugs, which we have systematically screened for synergistic CNS activity. We seek to combine chemical entities that, individually, have already received regulatory approval and have been commercialized previously, into new product candidates that we believe address unmet medical needs and are patentable. We are testing these combinations in an effort to demonstrate adequate efficacy and safety for potential regulatory approval. We have not yet received regulatory approval for any product candidate. In addition, we plan to continue to screen drugs for synergistic CNS activity and, based on the results, we may advance other potential combination product candidates into clinical trials.

In addition, we have begun developing two additional product candidates: OREX-003 for the mitigation of weight gain associated with antipsychotic therapy and OREX-004 for the treatment of obsessive-compulsive disorder.

We are a development stage company. We have incurred significant net losses since our inception in September 2002. As of September 30, 2007, we had an accumulated deficit of $87.5 million. These losses have resulted principally from costs incurred in connection with research and development activities, primarily costs of clinical trial activities associated with our current product candidates, and general and administrative expenses. We expect to continue to incur operating losses for the next several years as we pursue the clinical development and market launch of our product candidates and acquire or in-license additional products and technologies, and add the necessary infrastructure to support our growth.

In May 2007, we completed our initial public offering, or IPO, of 7,000,000 shares of common stock at a public offering price of $12.00 per share. Net cash proceeds from the IPO were approximately $76.2 million, after deducting underwriting discounts, commissions and estimated offering expenses payable by us. In connection with the closing of the IPO, all of the Company’s shares of convertible preferred stock outstanding at the time of the offering were automatically converted into 16,462,231 shares of common stock.

Also in May 2007, the underwriters exercised their overallotment option and purchased an additional 1,050,000 shares of our common stock, from which we received cash proceeds, net of underwriting discounts, of approximately $11.7 million.

Revenues

We have generated approximately $417,000 in revenue from inception through September 30, 2007, resulting from the sublicensing of technology and amounts earned under a collaborative agreement. During 2005, we sublicensed technology to Cypress Bioscience, Inc., or Cypress, for an upfront payment of $1.5 million, and this amount is being recognized ratably over the estimated life of the sublicensed patent. In addition, we recognized revenue of approximately $174,000 during the year ended December 31, 2005 related to a collaborative agreement with Eli Lilly and Company, or Eli Lilly, the term of which has since expired. We do not expect to generate any significant revenues from licensing, achievement of milestones or product sales unless and until we are able to obtain regulatory approval of, and commercialize, our product candidates either ourselves or with a collaborator. However, we may never generate revenues from our product candidates as we may never succeed in obtaining regulatory approval or commercializing our product candidates.

Research and Development Expenses

The majority of our operating expenses to date have been incurred in research and development activities. Our research and development expenses consist primarily of costs associated with clinical trials managed by our contract research organizations, or CROs, product development efforts and manufacturing costs. License fees, salaries and related employee benefits for certain personnel, and costs associated with certain non-clinical activities such as regulatory expenses, are also included in this amount. Our most significant costs to date are expenses incurred in connection with the clinical trials for Contrave and Empatic. The clinical trial expenses include payments to vendors such as CROs, investigators, suppliers of clinical drug materials and related consultants. We charge all research and development expenses to operations as incurred because the underlying technology associated with these expenditures relates to our research and development efforts and has no alternative future uses.

At any time, we have several ongoing research projects. Our internal research and development resources are not directly tied to any individual research project and are primarily deployed across our Contrave and Empatic programs, both of which target the obesity market. We are developing our product candidates in parallel and, due to the fact that we use shared resources across projects, we do not maintain information regarding the costs incurred for our research and development programs on a program-specific basis. Our external service providers similarly have not generally billed us on a program-specific basis.

At this time, due to the risks inherent in the clinical trial process and given the early stage of our product development programs, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. While we are currently focused on advancing each of our product development programs, our future research and development expenses will depend on the clinical success of each product candidate, as well as ongoing assessments as to each product candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which product candidates will be subject to future collaborations, when such arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

We expect our development expenses to grow over the next few years as we continue the advancement of our product development programs. We initiated our Phase IIb clinical trial program for Contrave in July 2005 and our Phase IIb clinical trial for Empatic in July 2006. In the second quarter of 2007, we initiated our first two Phase III clinical trials for Contrave and in the fourth quarter of 2007, we initiated our last two Phase III clinical trials for Contrave. The lengthy process of completing our clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure by us or delay in completing our clinical trials, or in obtaining regulatory approvals, could cause a delay in the commencement of product revenues and cause our research and development expenses to increase and, in turn, have a material adverse effect on our results of operations. We do not expect any of our current product candidates to be commercially available in major markets before 2010, if at all.

General and Administrative

Our general and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance, accounting and internal support functions. In addition, general and administrative expenses include professional fees for legal, consulting and accounting services. We anticipate increases in general and administrative expenses as we add personnel, comply with the reporting obligations applicable to publicly-held companies, and continue to build our corporate infrastructure in support of our continued development and preparation for the potential commercialization of our product candidates.

Other Income (Expense)

Other income consists of interest earned on our cash, cash equivalents and investment securities. Interest expense consists of interest incurred in connection with the $25.0 million credit and security agreement, as amended, with Merrill Lynch Capital.

Income Taxes

As of December 31, 2006, we had federal and state net operating loss carryforwards of approximately $42.1 million and $42.6 million, respectively. If not utilized, the net operating loss carryforwards will begin expiring in 2022 for federal purposes and 2012 for state purposes. As of December 31, 2006, we had federal and state research and development tax credit carryforwards of approximately $2.2 million and $1.7 million, respectively. The federal tax credits will begin expiring in 2023 unless previously utilized and the state tax credits carry forward indefinitely. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income. Any such annual limitation may significantly reduce the utilization of the net operating losses before they expire. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, we have not recorded any federal or state income tax benefit in our statement of operations.

Beneficial Conversion Feature

During November 2006, we completed the sale of 8,771,930 shares of Series C convertible preferred stock for net proceeds of approximately $29.9 million. The Series C convertible preferred stock was sold at a price per share below the anticipated IPO price. Accordingly, pursuant to EITF Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, we recorded a deemed dividend on the Series C convertible preferred stock of $13,859,649, which is equal to the number of shares of Series C convertible preferred stock sold multiplied by the difference between the estimated fair value of the underlying common stock and the Series C conversion price per share.

Critical Accounting Policies and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in conformity with generally accepted accounting principles in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, expenses and related disclosures. Actual results could differ from those estimates.

We believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Research and Development Expenses

A substantial portion of our ongoing research and development activities are performed under agreements we enter into with external service providers, including CROs, who conduct many of our research and development activities. We accrue for costs incurred under these contracts based on factors such as estimates of work performed, patient enrollment, progress of patient studies and other events. However, the level of estimates can be significant. To date, we have not made any material adjustments to our estimates of clinical trial expenses. We make good faith estimates that we believe to be accurate, but the actual costs and timing of clinical trials are highly uncertain, subject to risks and may change depending upon a number of factors, including our clinical development plan.

Stock-Based Compensation

On January 1, 2006, we adopted Statement of Financial Accounting Standards, or SFAS, No. 123(R), Share-Based Payment , which revises SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123(R) requires that share-based payment transactions with employees be recognized in the financial statements based on their fair value and recognized as compensation expense over the vesting period. Prior to SFAS No. 123(R), we disclosed the pro forma effects of applying SFAS No. 123 under the minimum value method. We adopted SFAS No. 123(R) effective January 1, 2006, prospectively for new equity awards issued subsequent to January 1, 2006.

The adoption of SFAS 123(R) for the year ended December 31, 2006 resulted in the recognition of additional stock-based compensation expense of $834,500. Of this amount, $372,000 is included in research and development expense and $462,500 is included in general and administrative expense for the year ended December 31, 2006.

Under SFAS No. 123(R), we calculate the fair value of stock option grants using the Black-Scholes option-pricing model. The weighted average assumptions used in the Black-Scholes model were 6.2 years for the expected term, 70% for the expected volatility, 4.7% for the risk free rate and 0% for dividend yield for the year ended December 31, 2006. Future expense amounts for any particular quarterly or annual period could be affected by changes in our assumptions.

The weighted average expected option term for 2006 reflects the application of the simplified method set out in SEC Staff Accounting Bulletin, or SAB, No. 107 which was issued in March 2005. The simplified method defines the life as the average of the contractual term of the options and the weighted average vesting period for all option tranches.

Estimated volatility for fiscal 2006 also reflects the application of SAB No. 107 interpretive guidance and, accordingly, incorporates historical volatility of similar public entities.

At December 31, 2006, total unrecognized share-based compensation costs related to non-vested option awards was $11.0 million, of which $8.4 million arose from the adoption of SFAS No. 123(R). This $8.4 million is expected to be recognized over a weighted average period of approximately 3.6 years. The remaining $2.6 million relates to stock awards granted prior to the adoption of SFAS No. 123(R) and is expected to be recognized over a weighted average period of 2.2 years.

As of December 31, 2006, there were outstanding options to purchase 2,297,062 shares of common stock. Of these, options to purchase 503,892 shares were vested with a weighted-average exercise price of $0.60 per share and options to purchase 1,793,170 shares were unvested with a weighted-average exercise price of $1.42 per share. The intrinsic value of outstanding vested and unvested options based on an estimated IPO price of $12.00 per share was $24.7 million.

Prior to January 1, 2006, we applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25 and related interpretations. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors. If the exercise price of the award was below the fair value of the underlying stock on the measurement date, then compensation cost was recorded, using the intrinsic-value method, and was generally recognized in the statements of operations over the vesting period of the award.

However, in connection with the preparation of our financial statements necessary for our IPO and based on the preliminary valuation information presented by the underwriters for such offering, we retrospectively reassessed the estimated fair value of our common stock in light of the potential completion of that offering. The valuation methodology that most significantly impacted our reassessment of fair value at September 30, 2006 was our market-based assessment of the valuation of existing comparable small capitalization, recently public biopharmaceutical companies along with the valuation information presented by the underwriters. In determining the reassessed fair value of our common stock during 2006, we established $10.00 as the reassessed fair value at December 31, 2006. We also then reassessed our estimate of fair value for the period from April 1, 2005 to December 31, 2005 and the year ended 2006 based on the nature of our operations and our achievements in executing against our operating plan during 2006 and market trends. Because of the impact that achievement of unique milestones had on our valuation during the various points in time before the reassessment, certain additional adjustments for factors unique to us were considered in the reassessed values determined for the 21 months ended December 31, 2006, including:

•	during April and May 2005, we completed our Series B redeemable convertible preferred stock financing;

•	during April 2005, we hired our current President and Chief Executive Officer, formerly the President of the Neuroscience Product Group at Eli Lilly;

•	during March of 2006, we received data to support the tolerability of the sustained release formulation of zonisamide;

•	during June 2006, we completed and compiled data from a significant subset of our Phase IIb clinical trial for Contrave;

•	during June 2006, we began enrolling patients in our Phase IIb clinical trial for Empatic;

•	during September 2006, we expanded our management team by hiring additional senior officers; and

•	during November 2006, we completed the sale of our Series C preferred stock financing.

Stock-based compensation expense for the period from April 1, 2005 to December 31, 2005 includes the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized over the vesting period of the underlying option, generally four years, using the straight-line method. There are significant judgments and estimates inherent in the determination of the reassessed fair values. For this and other reasons, the reassessed fair value used to compute the stock-based compensation expense may not be reflective of the fair market value that would result from the application of other valuation methods, including accepted valuation methods for tax purposes.

During the period from April 1, 2005 to December 31, 2005, we granted options to employees to purchase a total of 1,113,396 shares of common stock at an exercise price of $0.60 per share. During the year ended December 31, 2006, we granted options to employees to purchase a total of 1,235,444 shares of common stock at exercise prices ranging from $0.70 to $6.00 per share. These fair market values of our common stock were established by our board of directors. We did not use a contemporaneous valuation from an unrelated valuation specialist because, at the time these stock options were issued, we believed our estimates of the fair value of the common stock to be reasonable and consistent with our understanding of how similarly situated companies in our industry were valued. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including the price of $4.72 per share at which Series B redeemable convertible preferred stock was issued to investors in April and May 2005, on an as-converted basis, the rights, preferences and privileges of the preferred stock relative to the common stock, important developments relating to the results of the clinical trials, our stage of development and business strategy, and the likelihood of achieving a liquidity event for our outstanding shares of stock. Of the $35.0 million in gross proceeds received from the sale of Series B redeemable convertible preferred stock, approximately $15.0 million was received from related parties, including 5%-or-greater stockholders and certain investors affiliated with members of our board of directors. The rights, preferences and privileges of each series of preferred stock include a liquidation preference, dividend provisions, antidilution protective provisions and voting preferences, among other rights, while the common stock has none of these features. On the date of issuance, these preferences were considered significant and our board of directors concluded at that time that the common stock had a nominal fair value compared to the preferred stock, primarily because the likelihood of achieving a liquidity event could not be determined at that time. In reassessing the fair values of our common stock in connection with our IPO, including the milestones leading up to the initiation of such offering, we concluded that the value of the preferences of our Series B preferred stock should not be given as much weight and the reassessed fair value of our common stock starting April 2005 was equal to 90% of $4.72 per share, the price at which we sold our Series B redeemable convertible preferred stock, on an as-converted basis, or $4.24 per share. The reassessed fair value of our common stock was increased from $4.24 per share in April 2005 to $10.00 per share in September 2006 based on the estimated increase in valuation resulting from achieving the specific milestones outlined above.

We granted options in May 2005 at $0.60 per share, in May 2006 at $0.70 per share, in September 2006 at $2.00 per share and in November 2006 at $6.00 per share. Based upon the reassessment discussed above, we determined that the reassessed fair value of the options to purchase 1,113,396 shares of common stock granted to employees during May 2005 was $6.00 per share and the 262,944 options granted in May 2006 and 972,500 options granted to employees in September and November 2006 were at $7.00 and $10.00 per share, respectively.

In February 2007, based on additional clinical information, we increased the grant price for options granted in February 2007 to $10.72.

Since the closing of our IPO in May 2007, the exercise price for all option grants have been consistent with the corresponding closing price of our common stock on the Nasdaq Global Market on the date of grant, as required by the terms of our 2007 equity incentive award plan.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123(R) and Emerging Issues Task Force 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period.

Accounting for Income Taxes

In July 2006, the Financial Accounting Standards Board, or FASB, issued Financial Interpretation No. 48, or FIN 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under FIN 48, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, FIN 48 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006 and was adopted by us on January 1, 2007. The adoption of FIN 48 did not impact our financial condition, results of operations or cash flows. We do not anticipate that the adoption of FIN 48 will have a material effect on our effective tax rate in future periods.

Results of Operations

Comparison of nine months ended September 30, 2007 to nine months ended September 30, 2006

Revenues.  Revenues for the nine months ended September 30, 2007 and September 30, 2006 were $66,000 and $62,000, respectively, and were related to our sublicensed technology to Cypress.

Research and Development Expenses.  Research and development expenses increased to $33.2 million for the nine months ended September 30, 2007 from $15.0 million for the comparable period during 2006. This increase of $18.2 million was due primarily to increased expenses in connection with our Contrave Phase III clinical trials, related proprietary product formulation work and consulting activities totaling approximately $15.4 million. The remaining increase is primarily the result of increases in salaries and personnel related costs totaling approximately $1.4 million and stock-based compensation costs totaling approximately $938,000.

General and Administrative Expenses.  General and administrative expenses increased to $7.4 million for the nine months ended September 30, 2007 from $3.8 million for the comparable period during 2006. This increase of $3.6 million was principally due to increases in salaries and personnel related costs totaling approximately $1.1 million, increases in stock-based compensation costs totaling approximately $815,000, increases in legal fees totaling approximately $582,000, increases in other professional fees totaling approximately $524,000, and increases in rent totaling approximately $148,000.

Interest and Other Income.  Interest income increased to $2.8 million for the nine months ended September 30, 2007 from $649,000 for the comparable period during 2006. This increase of $2.2 million was due to the increase in average cash and investment balances as a result of our IPO in May 2007 and our Series C financing in November 2006.

Interest Expense.  Interest expense increased to $596,000 for the nine months ended September 30, 2007 primarily due to the amortization of debt issuance costs incurred in connection with the $25.0 million credit and security agreement, as amended, with Merrill Lynch Capital and interest expense on the $10.0 million borrowed under the credit and security agreement in March 2007.

Comparison of year ended December 31, 2006 to year ended December 31, 2005

Revenues.  Revenues for the year ended December 31, 2006 were $88,000 and were related to our sublicensed technology to Cypress. Revenues decreased $174,000 as a result of the completion of the collaborative agreement with Eli Lilly as of December 31, 2005. Cypress accounted for 34% and 100% of our revenue for the year ended December 31, 2005 and the year ended December 31, 2006, respectively. Eli Lilly accounted for 66% of our revenue for the year ended December 31, 2005.

Research and Development Expenses.  Research and development expenses increased to $22.6 million for the year ended December 31, 2006 from $9.7 million for the comparable period during 2005. This increase of $12.9 million was due primarily to increased expenses in connection with clinical trials and consulting expenses totaling approximately $12.5 million. The remaining increase is the result of increases in salaries and personnel related costs and stock-based compensation costs totaling approximately $1.1 million, offset by a decrease in licensing fees of approximately $560,000.

General and Administrative Expenses.  General and administrative expenses increased to $5.9 million for the year ended December 31, 2006 from $3.4 million for the comparable period during 2005. This increase of $2.5 million was primarily due to an increase in stock-based compensation costs of $751,000, and an increase in legal fees, salaries and personnel related costs, other professional fees, travel, and consulting fees totaling $1.3 million.

Interest and Other Income.  Interest income increased to $872,000 for the year ended December 2006 from $744,000 for the year ended December 31, 2005. This increase of $128,000 was due to the increase in average cash and investment balances as a result of investing the proceeds received from the sale of Series B preferred stock in May 2005 and higher interest rates in 2006.

Interest Expense.  Interest expense increased to $8,000 for the year ended December 31, 2006 primarily due to the amortization of debt issuance costs incurred in connection with the $25.0 million credit and security agreement, as amended, with Merrill Lynch Capital.

Comparison of year ended December 31, 2005 to year ended December 31, 2004

Revenues.  Revenues for the year ended December 31, 2005 consisted of $88,000 resulting from a sublicensing of technology and $174,000 from amounts earned under a collaborative agreement. We received no revenues in prior years. During 2005, we sublicensed technology to Cypress for an upfront payment of $1.5 million and this amount is being recognized ratably over the estimated life of the patent. In addition, we recognized revenue of approximately $174,000 during the year ended December 31, 2005 related to a collaborative agreement with Eli Lilly. Cypress accounted for 34% and Eli Lilly accounted for 66% of our revenue for the year ended December 31, 2005.

Research and Development Expenses.  Research and development expenses increased to $9.7 million for the year ended December 31, 2005 from $6.1 million for the year ended December 31, 2004. This increase of $3.6 million was due primarily to increased expenses in connection with clinical trials and consulting expenses totaling approximately $2.9 million. In addition, salaries and related personnel costs increased by approximately $229,000 and stock-based compensation costs increased by approximately $214,000.

General and Administrative Expenses.  General and administrative expenses increased to $3.4 million for the year ended December 31, 2005 from $1.6 million for year ended December 31, 2004. This increase of $1.8 million was primarily due to an increase of approximately $900,000 related to stock-based compensation charges and $600,000 for salaries and related personnel costs as we expanded our general and administrative functions to support our operations.

Interest and Other Income.  Interest income increased to $744,000 for the year ended December 31, 2005 from $47,000 for the year ended December 31, 2004. This increase of $697,000 was due to the increase in average cash and investment balances as a result investing the proceeds received from the sale of Series B Preferred stock in May 2005.

Liquidity and Capital Resources

Since inception, our operations have been financed primarily through the sale of equity securities. Through September 30, 2007, we received net proceeds of approximately $163.7 million from the sale of shares of our preferred and common stock as follows:

•	from September 12, 2002 to December 31, 2006, we issued and sold a total of 1,053,572 shares of common stock for aggregate net proceeds of $14,801;

•	in March 2004, we issued and sold a total of 9,322,035 shares of Series A redeemable convertible preferred stock for aggregate net proceeds of $9.2 million and the conversion of promissory notes and interest thereon totaling $1.7 million;

•	from April 2005 to May 2005, we issued and sold 14,830,509 shares of Series B redeemable convertible preferred stock for aggregate net proceeds of $34.9 million;

•	in November 2006, we issued and sold a total of 8,771,930 shares of Series C convertible preferred stock for aggregate net proceeds of $29.9 million; and

•	in May 2007, we issued and sold a total of 8,050,000 shares of common stock for aggregate net proceeds of $87.9 million.

As of September 30, 2007, we had $33.8 million in cash and cash equivalents and an additional $64.3 million in investment securities, available-for-sale. We have invested a substantial portion of our available cash in money market funds placed with reputable financial institutions for which credit loss is not anticipated and in corporate debt obligations. In addition, we have established guidelines relating to diversification and maturities of our investments to preserve principal and maintain liquidity.

Net cash used in operating activities was $34.9 million and $16.1 million for the nine months ended September 30, 2007 and 2006, respectively. Net cash used in each of these periods was primarily a result of external research and development expenses, clinical trial costs, personnel-related costs, third-party supplier expenses and professional fees.

Net cash used by investing activities was $47.8 million for the nine months ended September 30, 2007 compared to net cash provided by investing activities of $12.3 million for the nine months ended September 30, 2006. These amounts are the result of the net purchases, sales and maturities of investment securities.

Net cash provided by financing activities was $97.1 million for the nine months ended September 30, 2007 as a result of the sale of common stock in our IPO in May 2007 for aggregate net proceeds of $87.9 million and a $10.0 million draw against the credit and security agreement, as amended, with Merrill Lynch Capital in March 2007.

We cannot be certain if, when or to what extent we will receive cash inflows from the commercialization of our product candidates. We expect our development expenses to be substantial and to increase over the next few years as we continue the advancement of our product development programs.

As a biopharmaceutical company focused on in-licensing and developing proprietary pharmaceutical product candidates, we have entered into license agreements to acquire the rights to develop and commercialize our Contrave and Empatic product candidates. Pursuant to these agreements, we obtained exclusive licenses to the patent rights and know-how for selected indications and territories. Under our license agreement with Duke University, we issued 442,624 shares of our common stock in March 2004 and may be required to make future milestone payments totaling up to $1.7 million upon the achievement of various milestones related to regulatory or commercial events. Under our license agreement with Lee Dante, M.D., we issued an option to purchase 73,448 shares of our common stock in April 2004 at an exercise price of $0.10 per share, which expires in April 2014. In April 2006, Dr. Dante exercised options with respect to 35,000 of these shares. We also paid Dr. Dante an upfront fee of $100,000 and may be required to make future milestone payments totaling up to $1.0 million upon the achievement of a milestone related to a regulatory event. Under our license agreement with Oregon Health & Science University, we issued 76,315 shares of our common stock in December 2003 and paid an upfront fee of $65,000. Under these three agreements, we are also obligated to pay royalties on any net sales of the licensed products.

Our future capital uses and requirements depend on numerous factors. These factors include but are not limited to the following:

•	the progress of our clinical trials, including expenses to support the trials and milestone payments that may become payable;

•	our ability to establish and maintain strategic collaborations, including licensing and other arrangements;

•	the costs involved in enforcing or defending patent claims or other intellectual property rights;

•	the costs and timing of regulatory approvals;

•	the costs of establishing sales or distribution capabilities;

•	the successful commercialization of our products; and

•	the extent to which we in-license, acquire or invest in other indications, products, technologies and businesses.

In December 2006, we entered into a credit and security agreement with Merrill Lynch Capital providing for potential borrowing until June 30, 2007 of up to $17.0 million. In July 2007, we entered into a first amendment to the credit and security agreement with Merrill Lynch Capital. The first amendment provides for, among other things, the extension of the period during which Merrill Lynch Capital is obligated to make advances under the credit and security agreement to us from June 30, 2007 to December 31, 2007. In November 2007, we entered into a second amendment to the credit and security agreement with Merrill Lynch Capital. The second amendment provides for, among other things, the increase of the total amount available for advances under the credit and security agreement from $17.0 million to $25.0 million, our obligation to request an advance of $8.0 million on or before December 31, 2007, and the extension of the period during which Merrill Lynch Capital is obligated to make advances to us under the credit and security agreement from December 31, 2007 to December 31, 2008.

In March 2007, we drew down $10.0 million under the credit and security agreement, and in December 2007, we drew down $8.0 million. Under the credit and security agreement, we are required to make monthly payments of principal and interest and all amounts then outstanding will become due and payable upon the earlier to occur of July 1, 2011 or three years from the funding of any amounts under the agreement. Interest accrues on amounts outstanding under the agreement at a base rate set forth in the agreement plus an applicable margin, which ranges from 3.75% to 4.25% based on the date of borrowing. Amounts outstanding under the credit and security agreement at September 30, 2007 bear interest at a rate of 9.32%. The loan is collateralized by substantially all of our assets other than, subject to certain limited exceptions, intellectual property. Subject to certain limited exceptions, amounts prepaid under the credit and security agreement are subject to a prepayment fee equal to 3% of the amount prepaid. In addition, upon repayment of the amounts borrowed for any reason, we will be required to pay an exit fee equal to the greater of $900,000 or 5% of the total amounts borrowed under the credit facility. Under the terms of the agreement, we are subject to operational covenants, including limitations on our ability to incur liens or additional debt, pay dividends, redeem our stock, make specified investments and engage in merger, consolidation or asset sale transactions, among other restrictions.

We believe that our existing cash and cash equivalents, along with the borrowing capacity under our credit and security agreement, as amended, with Merrill Lynch Capital, will be sufficient to meet our projected operating requirements through at least the next 12 months.

Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources, proceeds of potential offerings of our equity securities, potential borrowings and potential corporate collaborations. In addition, we may finance future cash needs through the sale of additional equity securities, strategic collaboration agreements and other debt financing. In addition, we cannot be sure that our existing cash and investment resources will be adequate, that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our development programs, relinquish some or even all rights to product candidates or renegotiate less favorable terms than we would otherwise choose. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial requirements that may restrict our ability to operate our business.

Contractual Obligations and Commitments

The following table describes our long-term contractual obligations and commitments as of September 30, 2007 (in thousands):

	Payments Due by Periods
		Less Than 1 Year	1-3 Years	4-5 Years	After
	Total	(Remainder of 2007)	(2008-2010)	(2011-2012)	5 Years

Long-term debt obligations(1)	$8,611	$833	$7,778	$—	$—
Long-term liabilities(2)	540	—	520	20	—
Operating lease obligations(3)	874	50	636	188	—
License obligations(4)	—	—	—	—	—

Total	$10,025	$883	$8,934	$208	$—

(1)	In December 2006, we entered into a credit and security agreement with Merrill Lynch Capital providing for the potential borrowing of up to $17.0 million. In November 2007, the amount available for borrowing under the credit and security agreement was increased to $25.0 million. In March 2007, we drew down $10.0 million under the credit and security agreement, and in December 2007, we drew down $8.0 million.

(2)	Primarily represents fees due to the lender incurred in connection with our credit and security agreement with Merrill Lynch Capital due on the earlier of the repayment of total amounts borrowed or termination of the agreement. In connection with the amendment executed in November 2007, these fees increased by $400,000 to $900,000.

footnotes continued on following page

(3)	In December 2007, we entered into a lease agreement for approximately 22,229 square feet of office space which we intend to use as our corporate headquarters in La Jolla, California. Operating lease obligations do not include $5.64 million of non-cancelable operating lease payments related to this lease. Future minimum payments under the operating lease total approximately $451,000, $1,085,000, $1,122,000, $1,162,000, $1,202,000 and $618,000 for the years ended December 31, 2008, 2009, 2010, 2011, 2012, and 2013, respectively.

(4)	License obligations do not include additional payments of up to $2.7 million due upon the occurrence of certain milestones related to regulatory or commercial events or potential payments of up to $5.7 million to Duke University should we receive milestone payments from Cypress under our agreement with Cypress (up to $3.7 million excluding milestone payments unrelated to sleep apnea). We may also be required to pay royalties on any net sales of the licensed products. License payments may be increased based on the timing of various milestones and the extent to which the licensed technologies are pursued for other indications. These milestone payments and royalty payments under our license agreements are not included in the table above because we cannot, at this time, determine when or if the related milestones will be achieved or the events triggering the commencement of payment obligations will occur.

We also enter into agreements with third parties to manufacture our product candidates, conduct our clinical trials and perform data collection and analysis. Our payment obligations under these agreements depend upon the progress of our development programs. Therefore, we are unable at this time to estimate with certainty the future costs we will incur under these agreements.

Related Party Transactions

For a description of our related party transactions, see the “Certain Relationships and Related Party Transactions” section of this prospectus.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for the Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109, or FIN 48, which clarifies the accounting uncertainty in tax positions. This interpretation requires that we recognize in our consolidated financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The provisions of FIN 48 are effective as of the beginning of 2007. The adoption of FIN 48 did not affect our financial position, results of operations or cash flows.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, or SFAS 157. This statement defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, or GAAP, and expands disclosure related to the use of fair value measures in financial statements. SFAS 157 does not expand the use of fair value measures in financial statements, but standardizes its definition and guidance in GAAP. The standard emphasizes that fair value is a market-based measurement and not an entity-specific measurement based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). SFAS 157 establishes a fair value hierarchy from observable market data at the highest level, to fair value based on an entity’s own fair value assumptions, at the lowest level. SFAS 157 will be effective for us beginning in 2008. We are currently evaluating the impact, if any, that the adoption of SFAS 157 will have on our financial position, results of operations and our cash flows.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities — including an Amendment of FASB Statement No. 115, or SFAS 159, which permits, but does not require, entities to measure certain financial instruments and other assets and liabilities at fair value on an instrument-by-instrument basis. Unrealized gains and losses on items for which the fair value option has been elected should be recognized in earnings at each subsequent reporting date. SFAS 159 is effective for us as of January 1, 2008 and cannot be adopted early unless SFAS 157 is also adopted. We are currently evaluating the impact, if any, the adoption of SFAS 159 may have on our financial position, results of operations and our cash flows.

Off-Balance Sheet Arrangements

We have not engaged in any off-balance sheet activities.

Quantitative and Qualitative Disclosures About Market Risk

Our cash and cash equivalents as of September 30, 2007 consisted primarily of money market funds and corporate debt obligations. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the majority of our investments are in short-term marketable debt securities. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities including commercial paper, money market funds and government and non-government debt securities, all with various maturities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate.

BUSINESS

Overview

We are a biopharmaceutical company focused on the development of pharmaceutical product candidates for the treatment of central nervous system, or CNS, disorders, including obesity. Our lead product candidates targeted for obesity are Contrave, which is in Phase III clinical trials, and Empatic, which is in the later stages of Phase II clinical development. Each of these product candidates is a combination of generic drugs, which we have systematically screened for synergistic CNS activity. We seek to combine chemical entities that, individually, have already received regulatory approval and have been commercialized previously, into new product candidates that we believe address unmet medical needs and are patentable. We are testing these combinations in an effort to demonstrate adequate efficacy and safety for potential regulatory approval. We have not yet received regulatory approval for any product candidate. In addition, we plan to continue to screen drugs for synergistic CNS activity and, based on the results, we may advance other potential combination product candidates into clinical trials.

We have selected our product candidates for obesity based on our research regarding CNS regulation of appetite and energy expenditure, as well as the reward-based mechanisms in the brain that reinforce unhealthy eating behaviors. These product candidates exhibited strong synergy within our screening model, which enabled us to prioritize them over others considered. In particular, we have focused our clinical development programs on drug combinations that we expect will generate weight loss and attenuate, or limit the effect of, the pathways in the brain that prevent extended weight loss. Our combination approach contrasts with most currently-approved weight loss drug therapies, which utilize a single active ingredient and have typically shown early weight loss followed by a plateau after several months of treatment. We believe that our approach to obesity drug development will permit a sustained, clinically-relevant pattern of weight reduction. Results from our clinical trials to date for both Contrave and Empatic have supported this hypothesis. We believe that our strategy will increase our probability of technical success while reducing both the time and cost associated with development.

In addition, we are seeking to improve the profiles of our product candidates by developing proprietary sustained release, or SR, drug delivery formulations for their constituent drugs. In the clinical trial data collected to date, compositions of Contrave and Empatic using these proprietary SR formulations for the constituents naltrexone and zonisamide, respectively, have demonstrated improved patient tolerability compared to those using previously approved immediate release, or IR, formulations of naltrexone and zonisamide. Because of differences in pharmacokinetics between the generically available formulations and our proprietary SR formulations, we believe we can enhance patient outcomes and our competitive position.

We have begun developing two additional product candidates: OREX-003 for the mitigation of weight gain associated with antipsychotic therapy and OREX-004 for the treatment of obsessive-compulsive disorder. We believe there is a substantial unmet medical need in both of these areas, and we expect that a combination approach may improve the therapeutic options available for both patient groups. Preclinical data on both programs appear to have substantiated the validity of our initial hypotheses. We expect to initiate Phase II clinical trials for each product candidate in the first half of 2008.

We maintain an aggressive intellectual property strategy, which includes patent and trademark filings in multiple jurisdictions including the United States and other commercially significant markets. We hold exclusive licenses to two issued U.S. patents covering the Contrave composition and an exclusive license to an issued U.S. patent covering the Empatic composition and methods of use in obesity. In addition, we own or have exclusive rights to numerous patent applications currently pending in the United States and in jurisdictions outside of the United States with respect to various compositions, methods of use and formulations relating to Contrave and/or Empatic.

In April 2006, we met with the U.S. Food and Drug Administration, or FDA, to discuss the clinical trial requirements for submission of new drug application, or NDA, filings for both Contrave and Empatic. Based on feedback from the FDA, we are conducting clinical trials for Contrave, and intend to conduct clinical trials for Empatic, to provide substantial evidence of their safety and effectiveness in treating obesity.

Our understanding of the NDA filing requirements for Contrave was confirmed in our end-of-Phase-II meeting with the FDA in October 2007. Accordingly, our clinical development plan for Contrave is designed to obtain data on 1,500 patients exposed to drug for one year, under double-blind, placebo-controlled conditions. We expect the Phase III clinical development plan for Empatic will follow a similar design. Our clinical trials may not corroborate our earlier results. In addition, undesirable side effects of Contrave and Empatic may delay or prevent their regulatory approval. We expect to file an NDA with the FDA in late 2009 for Contrave and in early 2012 for Empatic, assuming that our clinical trials proceed as planned and are successful.

We currently retain worldwide marketing rights for both Contrave and Empatic. If approved, we may consider marketing these product candidates to select specialists; however, we expect that Contrave and Empatic have the potential to be prescribed to a significant extent by primary care physicians. In order to target this large group of potential prescribers, we may consider entering into a collaboration with a pharmaceutical company with the sales force and marketing resources to adequately address this physician audience. We expect to position Contrave for mild to moderate weight loss, particularly in women who report food craving. Empatic, in contrast, may be better suited for moderate to severe obesity in men and post-menopausal women.

The Obesity Epidemic

Obesity is a serious condition that is growing in prevalence and afflicts populations worldwide. In 1980, approximately 15% of the adult population in the United States was obese, according to the National Health and Nutrition Examination Survey. By 2002, the obesity rate had doubled to approximately 30% of the U.S. adult population, according to a later installment of the same survey. In addition, the survey estimated that another 34% of the U.S. adult population was overweight in 2002. We expect that given current trends, many members of this group will become obese in coming years. These estimates are based on thresholds of Body Mass Index, or BMI, which measures weight on a height-adjusted basis. A BMI level exceeding 30, or a BMI over 27 with other risk factors, is typically classified as obese, while a BMI between 25 and 30 is typically categorized as overweight. As an example, an individual who is six feet tall weighing 220 pounds would have a BMI of approximately 30. BMI is generally accepted within the medical community as a reliable indicator of body fat and is the standard for measurement used to determine if a person is overweight or obese, according to the National Institutes of Health, or NIH. Moreover, it is a relative risk predictor of the morbidity and mortality associated with being obese.

The growing prevalence of obesity has increasingly been recognized as a significant public health problem. In 2004, the Centers for Disease Control and Prevention identified obesity as the number one health threat in the United States. Approximately 300,000 deaths per year in the United States are associated with obesity, according to the Department of Health and Human Services, or HHS. Obesity is also a significant health problem outside of the United States. According to the World Health Organization, there are as many as 1.6 billion people worldwide considered to be overweight, of whom at least 400 million are estimated to be obese. Despite recognition of obesity as a public health crisis, we believe that the obesity epidemic will continue to grow in the United States given the trend towards larger meals, higher calorie foods and a sedentary lifestyle.

Excessive body weight is also associated with various physical complications that are often present and exacerbated by the obese condition. Diabetes, cancer, hypertension, high cholesterol, coronary artery disease, sleep apnea, liver and pulmonary disease, among others, are seen in greater prevalence among the obese than the general population, according to HHS and the North American Association for the Study of Obesity. In addition, research has established a new disease category called metabolic syndrome, which comprises the various co-morbidities, or related conditions, that often accompany obesity. Beyond these consequences, a number of co-morbidities involving the CNS may be complicated by obesity. These co-morbidities include anxiety, depression, substance abuse, chronic pain and insomnia. We believe there is a growing recognition within the medical community that obesity significantly exacerbates these conditions. Obesity and its co-morbidities are believed to cause significant added cost to the health care system. In 2000, HHS estimated the overall economic costs of obesity in the United States to be $117 billion. We expect that more effective treatment of obesity may also be a cornerstone in managing its co-morbidities.

Despite the growing obesity rate, increasing public interest in the obesity epidemic and significant medical repercussions and economic costs associated with obesity, there continues to be a significant unmet need for more effective pharmacological interventions.

Limitations of Current Obesity Therapies

Treatments for obesity consist of behavioral modification, pharmaceutical therapies, surgery and device implantation. Modifications to diet and exercise are the preferred initial treatment in obesity according to the NIH. However, the rigors of behavioral modification often cause significant attrition over time and thus suboptimal weight loss outcomes. Additionally, such an approach is not optimal for every individual. When pharmaceutical therapies are recommended, it is generally after behavioral modification alone has failed. Bariatric surgery, including gastric bypass and gastric banding procedures, is employed in more extreme cases, typically for obese individuals with a BMI over 40. Surgery can be effective in helping patients to lose 50% or more of their total body weight. However, surgery can be associated with significant side effects, potential complications including mortality, and substantial costs and recovery time. In addition, while surgery may be effective in achieving weight loss, recent research has identified “addiction transfer,” where patients begin heavy alcohol consumption, drug use or other addictive habits in response to the reduced ability to consume food after gastric bypass surgery. Device implantation, such as neurostimulation, is a newer therapy which has yet to be widely adopted within the medical community.

Several pharmaceutical products have been approved for obesity marketing in the United States. Approved obesity drugs are generally prescribed for short-term use; only a select few have been approved for longer-term maintenance therapy. Several older drugs, indicated for short-term administration, have an amphetamine-like profile, including phentermine, phendimetrazine, benzphetamine and diethylpropion, according to the FDA approved product information. However, according to that same product information, these drugs have an increased risk for abuse potential and may be associated with adverse cardiovascular or CNS effects. Of these drugs, phentermine, a Class IV controlled substance indicated for short-term use, is the most widely used. Like diet alone, these older treatments, according to a December 1996 issue of the Journal of the American Medical Association, are generally associated with the classic weight loss plateau typically seen after several months of use.

Two drugs approved in the United States for long-term use in the treatment of obesity are sibutramine and orlistat. Sibutramine is marketed in the United States by Abbott Laboratories under the brand name Meridia. An extensive meta-analysis of various clinical trials published in The Annals of Internal Medicine in April 2005 indicates that sibutramine produces average weight loss in patients of approximately 4.5 kg; however, patients typically experience a weight loss plateau after approximately 12 weeks. Sibutramine has been associated with increased risk of hypertension and tachycardia as evidenced in the FDA approved product information.

Orlistat is marketed in the United States by Roche Laboratories, Inc. under the brand name Xenical. The above meta-analysis reported that orlistat produces average weight loss of approximately 2.75 kg. Orlistat is associated with gastrointestinal side effects, the nature of which can be socially constraining, as evidenced in the FDA approved product information. These include flatulence, fecal incontinence and urgency. Orlistat was also launched in 2007 by GlaxoSmithKline in over-the-counter form under the brand name alli.

Due to the side effects and limited efficacy of these approved drugs, less than 2% of the obese population in the United States was treated with a pharmaceutical intervention in 2005, according to a September 2006 report by Frost & Sullivan. This represented approximately five million total U.S. prescriptions, which we believe substantially understates the potential demand for effective treatments. In the mid-1990s, fenfluramine or dexfenfluramine were used off-label in combination with phentermine, together known as “fen-phen,” and demonstrated significant weight loss. At its peak in 1996 before fenfluramine and dexfenfluramine were withdrawn for safety issues, fen-phen, along with other prescribed pharmaceuticals, represented over 20 million total U.S. prescriptions, according to IMS Health. We believe this history, combined with the substantial economic cost associated with obesity, underscores the unmet need and the potential for novel therapeutics to dramatically grow the market for obesity therapies.

The Orexigen Solution for Obesity

Obesity is increasingly recognized within the medical community as a disorder of CNS regulation of appetite and energy expenditure. The brain, specifically the hypothalamus, plays a critical role in governing many fundamental processes throughout the body. The hypothalamus receives chemical and hormonal stimuli from various sources, including glucose, insulin, leptin and the peptides secreted by the gut as it processes food. These inputs govern a person’s appetite, satiety and energy expenditure. The brain governs body weight by establishing a setpoint, much like a thermostat in an air conditioning system. The body then tries to maintain this value even when the food supply varies a great deal. However, malfunctioning of this system may allow the setpoint to slide up or down, causing overeating and obesity on the one hand or progressive weight loss and cachexia, a physical wasting disorder, on the other.

The brain contains numerous redundant circuits and compensatory mechanisms to preserve body weight, which should not be surprising given that maintenance of body weight is essential to survival. Such mechanisms are invoked in the presence of weight loss whether intentional (in the case of diet) or not (in the case of starvation). This explains the cause of a weight loss plateau. Moreover, in order to appropriately motivate humans to seek food, reward circuitries in the brain stimulate the urge to consume higher calorie food and in turn reward that behavior. The craving cycle is particularly intense with highly palatable foods, such as sweets.

Existing products cause some weight loss for most patients. We believe their modest effect stems from their failure to address these natural compensatory mechanisms in the body. As a result, most of these products have been vulnerable to a classic early weight loss plateau typically seen after several months of therapy. In addition, they generally do not address the psycho-behavioral elements that contribute to unhealthy eating behaviors and, ultimately, obesity. We have designed our product candidates to circumvent the body’s natural compensating mechanisms and drive weight loss further, beyond this commonly seen plateau. In addition, with Contrave in particular, we are attempting to go beyond the traditional approach to weight reduction by also targeting the underlying behavioral mechanisms of craving and reward that drive excess consumption.

The combinations we have chosen are based on the output of a low-throughput screening model developed by our co-founder and Chief Scientific Officer, Michael Cowley, Ph.D. We have obtained an exclusive license to this technology from Oregon Health & Science University, or OHSU. This screening technology uses a mouse model that allows us to quantify firing rates for specific neuronal populations using green fluorescent protein tagging. In particular, research has shown that there is one group of hypothalamic neurons called proopiomelanocortin, or POMC, neurons that play a critical role in managing weight. By exposing POMC neurons in our mouse model to varying concentrations of one or more drug products, we are able to measure the difference in firing activity of these neurons at baseline and over time. This permits us to predict whether a drug will produce weight loss and, more importantly, whether the addition of a second drug has a previously undiscovered synergistic effect on POMC firing rates. We have screened several known compounds as part of the model’s validation. Our lead compounds, Contrave and Empatic, both demonstrated a strong synergistic profile with respect to POMC firing rates in the model. Additionally, we have verified this predicted synergy in more traditional animal feeding studies. Both combinations have subsequently demonstrated this synergy in human clinical trials.

Our Product Candidates

We are developing Contrave and Empatic for the treatment of obesity. Both of these product candidates have been prepared with combinations of chemical entities that, individually, have already received regulatory approval and have been commercialized previously. If we receive approval to market these product candidates in the United States or elsewhere, we anticipate that they will be produced and sold as single tablets to be taken orally twice a day. In addition, we have begun developing other CNS-related product candidates for the mitigation of weight gain associated with antipsychotic therapy and for the treatment of obsessive-compulsive disorder. Our product pipeline is detailed as follows:

Product				Stage of
Candidate	Drug Components	Indication	Trials Completed	Development	Commercial Rights

Contrave	Bupropion SR/ Naltrexone SR	Obesity	Phase II, Phase IIb	Phase III	Orexigen (worldwide)

Empatic	Bupropion SR/ Zonisamide SR	Obesity	Phase II, Phase IIb	Phase IIb	Orexigen (worldwide)

OREX-003	Olanzapine/ Zonisamide SR	Mitigation of weight gain associated with antipsychotic therapy	Preclinical	Phase II Planned for 2008	Orexigen (worldwide)

OREX-004	Naltrexone SR/ Fluoxetine	Obsessive-compulsive disorder	Preclinical	Phase II Planned for 2008	Orexigen (worldwide)

Contrave

Contrave is a fixed dose combination of naltrexone SR and bupropion SR. We chose these constituents based on the results of our screening model as well as our understanding of the circuitries in the brain that regulate appetite and energy balance. In particular, naltrexone was chosen as a complement to bupropion in order to block compensating mechanisms that attempt to prevent long-term, sustained weight loss. We hold the exclusive license to two issued U.S. patents covering the Contrave composition, and we have filed additional patents covering various compositions, methods of use and formulations.

Naltrexone was approved in the United States in 1984 for the treatment of opioid addiction and in 1995 for the treatment of alcoholism. It is marketed under the brand names Trexan, Depade, Revia, and in an injectable extended release formulation, Vivitrol. Naltrexone IR became available in generic form in the United States in 1998. Naltrexone works by blocking opioid receptors in the brain and inhibits the reinforcing aspects of addictive substances, reducing their perceived reward. Naltrexone was evaluated in the 1980s for weight loss and was shown to have negligible effects in clinical trials. However, it has been shown to negatively alter the palatability of many foods, particularly sweets, including, for example, in a study published in the October 2002 issue of Neuroscience and Biobehavioral Reviews. Nausea is a well-known side effect associated with IR naltrexone that affects its tolerability. In our Contrave Phase II clinical trials, we used the generic IR formulation of naltrexone. Commencing with our Phase III clinical trials, naltrexone is being delivered in our proprietary SR formulation in order to improve its tolerability.

Bupropion was approved for marketing in the United States in 1985 for depression, marketed under the brand name Wellbutrin, and in 1997 for smoking cessation, marketed under the brand name Zyban. The IR version became available in generic form in the United States in 1999. Bupropion SR became available in generic form in the United States in 2004 and bupropion XL became available in generic form in the United States in December 2006. Bupropion is active at the neuronal uptake site for the neurotransmitters dopamine and norepinephrine. Functionally, bupropion is thought to increase the level of dopamine activity at specific receptors in the brain, which appears to lead to a reduction in appetite and increase in energy expenditure. Bupropion is currently among the most commonly prescribed antidepressants in the United States; in 2006, its sales totaled approximately $2.4 billion and approximately 9% of the total prescriptions written for depression, according to IMS Health. Bupropion has become popular in the treatment of depression not only for its clinical efficacy, but also its attractive side effect profile relative to other antidepressants on the market. One of the reported side effects of bupropion clinical trials was modest weight loss. Subsequently, bupropion has been studied for weight loss; results have shown approximately 3% weight loss before reaching plateau, according to a study published in the October 2002 issue of Obesity Research.

Scientific Rationale

The two drug constituents of Contrave were chosen in order to leverage the brain’s normal circuitry and biochemistry to reduce appetite, expend more calories, diminish food craving and food-based reward, and block compensating mechanisms that attempt to prevent long-term, sustained weight loss. Bupropion has been shown in studies to activate the POMC neurons within an area in the hypothalamus known as the arcuate nucleus. As bupropion increases firing of POMC neurons, two important chemical products are released. One is alpha-Melanocyte Stimulating Hormone, or -MSH, which activates a receptor in the hypothalamus known as the melanocortin-4, or MC-4, receptor which appears to lead to a reduction of appetite and an increase in energy expenditure. This is a major pathway by which naturally occurring peptides such as leptin regulate body weight. However, in obese patients, a resistance to circulating leptin prevents the body from acting in its normal way to regulate weight. Bupropion-induced stimulation of POMC circumvents leptin resistance and activates this weight loss pathway.

In addition to -MSH, stimulation of POMC also produces beta-endorphin, an opioid occurring naturally in the body. Our co-founder and Chief Scientific Officer, Michael Cowley, Ph.D., identified an auto-receptor on the POMC neuron that recognizes beta-endorphin. Dr. Cowley discovered that by binding to this receptor, beta-endorphin serves as a brake on the POMC system. Left unchecked, this braking system acts to reduce POMC firing rates, thus moderating potential weight loss and likely explaining the characteristic plateau in weight loss. Based on this discovery, we chose naltrexone as the second component in Contrave. Naltrexone is a potent opioid receptor antagonist which competes with beta-endorphin, thus limiting its access at the auto-receptor on the POMC neuron. When bupropion and naltrexone are co-administered, they both induce an increase in POMC firing that is maintained for an extended duration. This is expected to translate into a greater weight loss that should be sustained over an extended time period.

As a second benefit, both bupropion and naltrexone are known to act on the reward pathways in the brain that have been implicated in addiction to a number of substances, including food. These reward pathways are primarily regulated by dopamine and endogenous opioids, which are the targets of bupropion and naltrexone, respectively. Given that both drugs are approved for addiction-related disorders, we expect that together they may attenuate food craving and reward. As a result, we expect that Contrave may have an additional therapeutic benefit in patients who report food craving or obsession, which drives them to eat even when not hungry.

Contrave Clinical Results

Phase II Clinical Trial.  We initiated clinical testing of Contrave with a Phase II clinical trial in 2004. This trial enrolled 238 patients at eight U.S. clinical trial sites to evaluate the safety and efficacy of the Contrave combination. Patients accepted for the trial had a BMI in the range of 30 to 40, were non-smokers and did not have diabetes or other significant medical complications. On average, patients enrolled in this trial weighed approximately 95 kilograms, or 209 pounds, at the beginning of the trial, or baseline. Patients were randomly placed into one of four treatment groups:

•	combination therapy, which consisted of 50mg naltrexone IR plus 300mg bupropion SR;

•	bupropion monotherapy, which consisted of 300mg bupropion SR plus placebo;

•	naltrexone monotherapy, which consisted of 50mg naltrexone IR plus placebo; and

•	placebo, which consisted of two placebo pills.

The primary endpoint for this trial was percent change in body weight measured 16 weeks after the start of treatment, with secondary endpoints that included the percent change in body weight 24 weeks after the start of treatment and response rates based on the percentage of patients who lost at least 5% and 10% of their baseline weight 16 and 24 weeks after the start of treatment. The outcomes for patients receiving the combination regimen were compared to each individual monotherapy and placebo. We also monitored the safety and tolerability of Contrave in this trial. The statistical analysis plans for the first Phase II clinical trials for Contrave and Empatic specified the use of an adjusted least-squares mean methodology for analysis of the primary endpoints. Accordingly, we have reported our results for these trials using this methodology. Least-squares mean methodology is based on a linear regression technique applied by statisticians to clinical trial data. We note, however, that graphs that show weight loss over time for each treatment group in our Contrave and Empatic clinical trials utilize arithmetic mean data.

On an intent-to-treat basis, which includes all randomized patients who recorded at least one post-baseline body weight measurement, Contrave demonstrated in this trial mean weight loss of 4.0% of baseline body weight at 16 weeks, compared to 3.6% for bupropion alone, 2.0% for naltrexone alone and 1.0% for placebo. One important observation in this trial was that the benefit of adding naltrexone became more apparent over time, as weight loss curves for the combination therapy group gradually diverged from the bupropion monotherapy group. Accordingly, by 24 weeks, Contrave showed 5.2% weight loss on an intent-to-treat basis, compared to 4.0% for bupropion alone. When this analysis is restricted to those patients who completed 16 weeks of treatment, Contrave demonstrated mean weight loss of 4.8% of baseline body weight, compared to 3.9% for bupropion alone, 2.3% for naltrexone alone and 1.0% for placebo. By 24 weeks, Contrave showed 6.8% weight loss among completers, compared to 4.5% for bupropion alone.

Weight loss, plotted over time on both an intent-to-treat basis as well as for completers, is as follows:

Contrave Phase II Mean Weight Loss through 24 Weeks
Intent-to-Treat Population

Contrave Phase II Mean Weight Loss through 24 Weeks
Completer Population

There were three serious adverse events identified in this trial, all reported by the investigators as unrelated to the study drugs. At 16 weeks, approximately 17.6% of the patients receiving Contrave had discontinued its use due to a treatment-related adverse event, compared to 16.4% for the bupropion monotherapy group, 24.1% for the naltrexone monotherapy group and 9.4% for the placebo group. The most common side effect reported for Contrave was nausea, which was experienced early in treatment and generally resolved over time. Most cases of nausea were reported to be mild; a few were rated as moderate. Nausea is a well-known side effect associated with naltrexone.

Phase IIb Clinical Trial.  Based on the results of our initial Phase II clinical trial for Contrave, we concluded that Contrave showed sufficient efficacy and an acceptable safety and tolerability profile to warrant continued development. In July 2005, we proceeded to study Contrave in a larger Phase IIb trial exploring a higher dose of bupropion SR and lower doses of naltrexone IR. This trial enrolled 419 patients at eight clinical sites in the United States. This trial was submitted to the FDA as a Phase II clinical trial. However, because we believe that the results from this clinical trial provide sufficient evidence of the superiority of the combination drug therapy to the individual monotherapies and placebo in the treatment of obesity, we have characterized this study as a Phase IIb clinical trial. In correspondence with the FDA, the agency has indicated that the results from this trial enable future pivotal studies to be conducted based on a comparison of the combination therapy to placebo only. This determination will limit the amount of additional data we need to collect to support our future NDA filing. Furthermore, we believe that the use of placebo as a comparator for evaluating the efficacy of Contrave should increase the likelihood that Contrave will demonstrate efficacy in our Phase III program.

Prior to the commencement of the Phase IIb clinical trial, in an effort to determine the optimal dose of naltrexone, we evaluated in a Positron Emission Tomography, or PET, study three doses that were lower than the 50mg employed in the previous Phase II clinical trial. PET permits quantification of the extent to which a given drug dosage occupies its target receptors. In general, an antagonist such as naltrexone should occupy 70% to 80% of the relevant receptor population in order to be functionally effective. We tested naltrexone dosages of 16mg, 32mg and 48mg in this PET trial. Results indicated that each of these three doses would be predicted to be effective and we therefore believed that there was little rationale to go either above or below this dose range. Accordingly, these three doses were taken into our Phase IIb clinical trial for Contrave.

The Phase IIb clinical trial was designed to evaluate patients for 24 weeks under double-blind conditions. Patients accepted for the trial had a BMI in the range of 30 to 40, were non-smokers and did not have diabetes or other significant medical complications. On average, patients enrolled in this trial weighed approximately 95 kilograms, or 209 pounds, at baseline. Patients were initially placed randomly into one of five treatment groups:

•	48mg naltrexone IR plus 400mg bupropion SR;

•	16mg naltrexone IR plus 400mg bupropion SR;

•	bupropion monotherapy, which consisted of 400mg bupropion SR plus placebo;

•	naltrexone monotherapy, which consisted of 48mg naltrexone IR plus placebo; and

•	placebo, which consisted of two placebo pills.

The primary endpoint for this trial was percent change in body weight measured 24 weeks after the start of treatment, with secondary endpoints that included the percentage of patients who lost at least 5% and 10% of their baseline weight 24 weeks after the start of treatment. The outcomes for patients receiving the combination regimen were compared to each individual monotherapy and placebo. We also monitored the safety and tolerability of Contrave in this trial. For the Contrave Phase IIb clinical trial, the statistical analysis plan specified the use of an unadjusted least-squares mean methodology for analysis of the primary endpoint. Accordingly, we have reported our results for this trial using this methodology.

In addition, on the basis of the PET results, we added a second set of patients randomized either to 32mg naltrexone plus 400mg bupropion SR or a double placebo. While these patients were enrolled subsequent to the initial group of patients, the clinical sites, investigators and study procedures remained constant. The statistical analysis plan submitted to the FDA included specifications for a pooled analysis of both groups of patients. In total, 361 patients between the two sets were randomized and had at least one post-baseline body weight measurement. These patients represent the intent-to-treat population.

After 24 weeks, patients were permitted to continue in the study for an additional 24 weeks of open-label treatment. Patients that were initially randomized to placebo or naltrexone monotherapy were crossed over to naltrexone 32mg plus bupropion 400mg therapy; all other patients that remained with the study continued to receive their originally assigned treatment. Data for the crossover group have been segregated and are not considered in the 48 week efficacy analyses presented below.

We believe the 24 week data show significant advantages of Contrave therapy for the treatment of obesity compared to the efficacy demonstrated by the respective monotherapies and placebo. The 24 week results are depicted graphically for the intent-to-treat and completer populations as follows:

Contrave Phase IIb Mean Weight Loss at 24 Weeks
Intent-to-Treat Population

* Calculated on the basis of unadjusted least-squares mean methodology.

“N” indicates the number of patients in the treatment group. “P”-values indicate the likelihood that clinical trial results were due to random statistical fluctuations rather than true cause and effect. The lower the p-value, the more likely there is a true cause-and-effect relationship. Typically, the FDA requires a p-value of less than 0.05 to establish the statistical significance of a clinical trial.

Contrave Phase IIb Mean Weight Loss at 24 Weeks
Completer Population

* Calculated on the basis of unadjusted least-squares mean methodology.

As noted, the p-values were statistically significant among all comparisons (intent-to-treat and completers) with the exception of a single comparison for the intent-to-treat population between 48mg naltrexone IR plus 400mg bupropion SR compared to 400mg bupropion SR alone where the p-value was 0.0684.

With regard to the 5% and 10% categorical response rates, patients in the three Contrave combination therapy groups performed substantially better than monotherapy as well as placebo patients. For the intent-to-treat population at 24 weeks, between 39% and 52% of patients on the three dosages of Contrave lost at least 5% of their body weight, compared to 26% for bupropion alone, 10% for naltrexone alone and 15% for placebo. Between 15% and 19% of patients on the three dosages of Contrave in the intent-to-treat group lost at least 10% of their body weight, compared to 7% for bupropion alone, 2% for naltrexone alone and 2% for placebo. For the completer population, between 64% and 70% of patients on the three dosages of Contrave lost at least 5% of their body weight, compared to 32% for bupropion alone, 15% for naltrexone alone and 20% for placebo. Between 24% and 32% of patients on the three dosages of Contrave in the completer group lost at least 10% of their body weight, compared to 9% for bupropion alone, 3% for naltrexone alone and 3% for placebo.

There were three serious adverse events in this trial through the 24 week primary endpoint, all reported by investigators as unrelated to the study drugs. There were five additional serious adverse events in four patients in the 24-week continuation period. One of these, atrial fibrillation, in a patient receiving bupropion monotherapy, was considered by the investigator as possibly related to the bupropion monotherapy; the others were all considered to be unrelated to any of the study drugs. Of the intent-to-treat population, approximately 68% of patients completed treatment through 24 weeks. The rates of discontinuation of study drug due to adverse events at 24 weeks ranged from 15.9% to 29.5% for the three Contrave dosages, compared to 8.3% for bupropion monotherapy, 10.7% for naltrexone monotherapy and 8.2% for placebo. As in the previous Phase II clinical trial with naltrexone IR, nausea was the most common adverse event leading to discontinuation of therapy. The rate of discontinuation of study drug due to nausea appeared to be dose-dependent, with the lower doses of naltrexone demonstrating a substantially lower rate of discontinuation at 24 weeks than the highest Contrave dose (48mg naltrexone IR/400mg bupropion SR). All other adverse event-related causes of study drug discontinuation at 24 weeks were below a 7% frequency.

Discontinuation of study drug due to an adverse event generally occurred early in treatment. As a result, in the intent-to-treat analysis, the 48mg naltrexone IR plus 400mg bupropion SR treatment appears somewhat less effective than other Contrave dosages. Use of the last-observation-carried-forward, or LOCF, method implies that data for patients who drop out of the study prior to completion are carried forward in the analysis. Thus, limited weight loss observed early in the course of treatment in patients who discontinue treatment early averages down the efficacy observed in patients who remained on therapy for longer periods of time. This effect is illustrated when comparing the intent-to-treat results to the completer analysis.

As noted, weight loss at 24 weeks was the primary endpoint for this trial. However, the protocol permitted study participants to continue on Contrave or bupropion for an additional 24 week period. Data through 48 weeks of treatment indicates that patients, particularly those assigned to the Contrave treatment groups with the two highest naltrexone dosages (48mg and 32mg), continued to lose weight in the interval from weeks 24 to 48. For the intent-to-treat and completer populations, the results were as follows:

Contrave Phase IIb Mean Weight Loss at 48 Weeks
Intent-to-Treat Population

* Calculated on the basis of unadjusted least-squares mean methodology.

Contrave Phase IIb Mean Weight Loss at 48 Weeks
Completer Population

* Calculated on the basis of unadjusted least-squares mean methodology.

As noted, the p-values were statistically significant among all comparisons (intent-to-treat and completers) with the exception of a single comparison for the intent-to-treat population between 48mg naltrexone IR plus 400mg bupropion SR compared to 400 mg bupropion SR alone where the p-value was 0.0892. Weight loss through 48 weeks, plotted for the intent-to-treat and completer populations, is as follows:

Contrave Phase IIb Mean Weight Loss Over 48 Weeks
Intent-to-Treat Population

Contrave Phase IIb Mean Weight Loss Over 48 Weeks
Completer Population

As these results imply, most patients continued to lose weight between 24 weeks and 48 weeks. No serious adverse events related to the Contrave combination occurred during this trial.

A subset of patients participating in our Phase IIb clinical trial for Contrave also participated in a study assessing the effects of Contrave therapy on visceral fat. Visceral fat is the fat that surrounds the organs in the abdomen, and is particularly worrisome as it is associated with increased risk for cardiovascular disease, insulin resistance, hypertension and hyperlipidemia. In this sub-study, patients from all study arms (Contrave at three different naltrexone dosages, bupropion monotherapy, naltrexone monotherapy and placebo) received body scans to measure body composition at the start of treatment and 24 weeks after the start of treatment. These measurements enabled determination of patients’ total fat, visceral fat and lean tissue composition at the beginning of treatment and at the 24 week point. Of the patients analyzed, the three Contrave-treated groups experienced a mean decrease in total body fat at 24 weeks of between 12.2% and 16.0%, compared to a 3.2% to 4.1% mean decrease for patients receiving either of the monotherapies or placebo. Patients in the three Contrave therapy groups experienced a mean decrease in visceral body fat at 24 weeks of between 13.7% and 16.7%, compared to a 0.1% to 4.6% mean decrease for patients receiving either of the monotherapies or placebo. These results suggest that weight loss associated with Contrave therapy results primarily from fat tissue loss, including loss of visceral fat.

In addition, Contrave demonstrated improvements in both serum lipids and glycemic indices at week 24. In particular, the Contrave 32/400mg dose group demonstrated statistically significantly greater improvement compared to either the placebo or monotherapy groups on measures of fasting glucose and insulin resistance (log (HOMA)) and the insulin check index (QUICKI). Significant improvements were also observed when compared with the control groups in waist circumference, insulin and triglycerides.

We are conducting additional clinical trials as described below, the results of which may not corroborate our earlier results, in order to provide enough evidence regarding efficacy and safety to submit an NDA to the FDA for potential regulatory approval. In addition, the occurrence of one or more serious side effects associated with Contrave may delay or prevent regulatory approval. The most common side effects observed in our clinical trials of Contrave to date include nausea, dizziness, insomnia and headaches, all of which were considered non-serious.

Contrave Phase III Clinical Development Program

In April 2006, we met with the FDA to discuss the clinical trial requirements for submission of NDA filings for both Contrave and Empatic. Based on feedback from the FDA, we are conducting clinical trials for Contrave, and intend to conduct clinical trials for Empatic, to provide substantial evidence of their safety and effectiveness in treating obesity. Our understanding of the NDA filing requirements for Contrave was confirmed in our end-of-Phase-II meeting with the FDA in October 2007. Accordingly, our clinical development plan for Contrave is designed to obtain data on 1,500 patients exposed to drug for one year, under double-blind, placebo-controlled conditions. We expect the Phase III clinical development plan for Empatic will follow a similar design. Our clinical trials may not corroborate our earlier results. In addition, undesirable side effects of Contrave and Empatic may delay or prevent their regulatory approval. We expect to file an NDA with the FDA in late 2009 for Contrave and in early 2012 for Empatic, assuming that our clinical trials proceed as planned and are successful.

We are currently conducting four Phase III clinical trials for Contrave. Based on our Phase II and Phase IIb trial results and feedback from the FDA, these Phase III clinical trials are designed to assess three doses of naltrexone SR (16mg, 32mg and 48mg) in combination with a 360mg dose of bupropion SR. We believe this dose of bupropion SR, which is in the mid-range of the doses used in our earlier trials, will provide an optimal efficacy-to-side-effects ratio. In addition, as explained further below, we believe that the use of our proprietary naltrexone SR formulation in these trials, as opposed to the IR formulation used in our Phase II clinical trials for Contrave, may lower the incidence of nausea. We believe our Phase III program will provide the required efficacy, safety and exposure data required by the FDA for submission of an NDA. In correspondence with the FDA, the agency agreed that based on the results of our Phase IIb clinical trial for Contrave, our Phase III clinical trials need to evaluate the safety and efficacy of Contrave relative to placebo only, and do not need to compare Contrave to the individual constituent drugs.

Our Phase III clinical trials for Contrave include:

•	NB-301: This trial is designed to study the effect of Contrave in generally healthy obese patients utilizing the two lower doses of Contrave. We commenced enrollment for this trial in the second quarter of 2007 and expect to enroll approximately 1,650 patients at 34 sites. Patients are being blindly randomized to one of two doses of Contrave (16mg naltrexone SR or 32mg naltrexone SR plus 360mg bupropion SR) or placebo. We intend to analyze as co-primary endpoints for this trial the percent change in body weight and percent of patients who achieve 5% weight loss, in each case 56 weeks after the start of treatment.

•	NB-302: This trial is designed to study the effect of Contrave in generally healthy obese patients in combination with an intensive behavior modification protocol, including dietary counseling, behavioral therapy and exercise. We completed enrollment of this trial in November 2007 with 793 patients at nine sites. Patients have been blindly randomized to one of two treatment arms: Contrave (32mg naltrexone SR plus 360mg bupropion SR) plus behavior modification or placebo plus behavior modification. We intend to analyze as co-primary endpoints for this trial the percent change in body weight and percent of patients who achieve 5% weight loss, in each case 56 weeks after the start of treatment.

•	NB-303: This trial is designed to study the effect of Contrave in generally healthy obese patients, with a provision for dose escalation for non-responders. We commenced enrollment for this trial in the fourth quarter of 2007 and expect to enroll approximately 1,500 patients at 37 sites. Patients are being blindly randomized initially to either Contrave (32mg naltrexone SR plus 360mg bupropion SR) or placebo. After 28 weeks of treatment, Contrave patients who have not achieved at least 5% weight loss will be blindly re-randomized to receive either a higher dose of Contrave (48mg naltrexone SR plus 360mg bupropion SR) or remain on the original dose. We intend to analyze as co-primary endpoints for this trial the percent change in body weight and percent of patients who achieve 5% weight loss, in each case 56 weeks after the start of treatment.

•	NB-304: This trial is designed to study the effect of Contrave in obese patients with Type II diabetes. We commenced enrollment for this trial in the fourth quarter of 2007 and expect to enroll approximately 525 patients at 49 sites. Patients are being blindly randomized to either Contrave (32mg naltrexone SR plus 360mg bupropion SR) or placebo. We intend to analyze as co-primary endpoints for this trial the percent change in body weight and percent of patients who achieve 5% weight loss, in each case 56 weeks after the start of treatment. Recent studies have demonstrated that obesity is a leading risk factor for various metabolic disorders, such as diabetes, and this trial will evaluate several factors related to glucose metabolism as secondary endpoints.

We expect to begin receiving results from Phase III clinical trials of Contrave beginning in late 2008 or early 2009.

We believe that our clinical trial experience with Contrave has demonstrated and replicated the validity of our naltrexone hypothesis, specifically, that the addition of naltrexone to bupropion permits greater weight loss than bupropion alone and sustains weight loss beyond 24 weeks. Moreover, in our clinical trials, Contrave has demonstrated significantly greater weight loss than naltrexone alone as well as placebo. The rate of response (greater than 5% and 10% reduction in body weight from baseline) has also favored Contrave and provides additional support for our belief that Contrave will provide a clinically relevant alternative for clinicians and obese patients.

Contrave SR Formulation Development.  While Contrave has generally been well tolerated, the principal adverse event across our trials to date has been nausea. Nausea is typically seen early upon initiating treatment and appears to be transient in most cases. Patients have generally rated their nausea as mild and, on occasion, moderate in severity. Clinical results from our studies suggest that the incidence of nausea has generally been related to the dose of naltrexone IR, particularly at dosages of 48mg or higher. The pharmacology of naltrexone suggests that nausea is related to both gastrointestinal motility and a dose-related CNS effect. There are a number of ways in which we can attempt to address this issue, including lowering the dose, titrating the drug more slowly and adjusting the formulation to release the drug more gradually. Concerning the latter, we hypothesized that, if the drug could be released beyond the stomach, such as in the small bowel, and the maximum blood concentration, or Cmax, lowered, the incidence and/or intensity of nausea and other adverse events may be reduced.

Accordingly, we have successfully developed and tested an SR formulation of naltrexone which achieves similar exposure or area under-the-curve, referred to as AUC, to that obtained with naltrexone IR but with a lowered Cmax. This SR preparation is primarily absorbed in the small bowel where the density of opioid receptors is lower, thus reducing the local effects of naltrexone in the gut. In a recent Phase I pharmacokinetic study that we conducted, this SR preparation demonstrated an improvement in tolerability across various measures. These included overall adverse events and gastrointestinal-related events. Not only were the rates of reported adverse events lower in the SR group, the severity of reported adverse events was also lower. We have incorporated this proprietary SR formulation into the Contrave tablet for our Phase III clinical trials.

Planned Mechanistic Study.  As part of the exploration of the putative effect of Contrave on food craving, we plan to initiate a study utilizing functional magnetic resonance imaging, or fMRI. This technique is a brain imaging technology that permits the regional localization and quantification of changes in neuronal activation. Based on emerging literature demonstrating that the brain’s basic reward mechanisms are activated when exposed to individualized food cues (picture, image, smell, etc.), we believe the potential exists to demonstrate such a regional activation in select brain centers with select food cues, and in turn, the ability of Contrave to reduce this activation relative to placebo. The constituents of Contrave have been shown individually to be effective in attenuating craving-associated behaviors (bupropion in smoking under the brand name Zyban, and naltrexone in alcoholism and opioid drug addiction under the brand names Vivitrol, Trexan and Revia). Our proposed study would be conducted in a randomized, double-blind fashion at an academic neuroimaging center. Under current plans, patients receiving either Contrave or placebo will receive an fMRI at baseline and at study termination at week eight. It is anticipated that this study, to the extent that it substantiates our hypothesis, may be useful in positioning Contrave as a treatment that reduces the craving-based consumption of select high calorie foods among obese individuals.

Empatic

Empatic is a fixed dose combination of zonisamide SR and bupropion SR. The combination of zonisamide and bupropion, in our screening model, produced a synergistic increase in POMC neuronal firing, suggesting that this drug combination would enhance satiety and energy expenditure. We have also validated this synergy in rodent models of obesity. Based on the strength of these results and the unique mechanism of action of Empatic, we selected this product combination to complement our Contrave clinical development program. We hold an exclusive license to an issued U.S. patent covering the Empatic composition and methods of use in obesity, and we have filed additional patents covering various compositions, methods of use and formulations.

Zonisamide IR was approved in the United States in 2000 for the adjunctive treatment of partial seizures, a form of epilepsy. It is marketed under the brand name Zonegran by Eisai Inc., which acquired the rights to the product from Elan Pharmaceuticals in 2004. Zonegran became available in generic form in the United States in 2005, and at its peak produced approximately $177 million in annual sales, according to IMS Health. The precise mechanism of zonisamide is unknown; however, it is believed that zonisamide has a number of pharmacologic mechanisms including sodium-channel modulation and enhancement of dopamine and serotonin neurotransmission. Zonisamide, given alone, has also shown weight loss in prior clinical trials conducted at Duke University, or Duke.

We have developed a proprietary SR formulation of zonisamide in order to improve its tolerability. Controlling the release of zonisamide via our novel SR formulation reduces the Cmax while retaining a similar AUC to zonisamide IR. We have shown in a single-dose, double-blind, crossover Phase I clinical trial that zonisamide SR exhibits a considerably improved side effect profile compared to the IR form. Specifically, we have shown a reduction in frequency of spontaneously reported adverse events from 44% to 8% in this trial. Our initial Phase II clinical trial of Empatic used an IR formulation of zonisamide. Our more recent Phase IIb clinical trial of Empatic utilized our proprietary zonisamide SR formulation. In commercial form, if approved, zonisamide SR and bupropion SR would be paired in a single tablet given orally twice a day.

Scientific Rationale

Like Contrave, Empatic employs bupropion to increase -MSH secretion via POMC stimulation. The second component in Empatic, zonisamide, has been shown in our research to synergistically increase the firing rate of POMC neurons by up to eightfold in the presence of bupropion. However, we also believe that zonisamide may have one or more additional effects. Within the hypothalamus, a set of neurons acts in a reciprocal way to POMC. These are referred to as the Neuropeptide Y/Agouti-related peptide, or NPY/AgRP, neurons. Stimulation of NPY/AgRP neurons results in the release of AgRP, which competes with -MSH for access to the MC-4 receptor. Binding of AgRP at the MC-4 receptor results in an increase in appetite and energy conservation, which tends to counteract the weight loss promoting activity of -MSH. The pharmacology of zonisamide has been hypothesized to also inhibit the firing of NPY/AgRP neurons. Strategies that minimize AgRP competition for the MC-4 receptor and maximize -MSH activation of the MC-4 receptor thus may have the potential to lead to substantive weight loss. We plan to continue to explore the combination of increased POMC firing and reduced NPY/AgRP activity in our clinical development of Empatic.

Empatic Clinical Results

Phase II Clinical Trial.  We initiated clinical testing of Empatic with a Phase II proof-of-concept clinical trial in 2004. This trial enrolled 127 patients across five clinical sites in a similar protocol to our Phase II clinical trial of Contrave. Patients accepted for the Empatic Phase II clinical trial had a BMI between 30 to 40, were non-smokers and did not have diabetes or other significant medical complications. On average, patients enrolled in this trial weighed approximately 94 kilograms, or 207 pounds, at baseline. Patients were randomly placed into one of two treatment groups:

•	combination therapy, which consisted of 300mg bupropion SR plus 400mg zonisamide IR; or

•	zonisamide monotherapy, which consisted of 400mg zonisamide IR plus placebo.

Since the design was nearly identical to our Phase II clinical trial of Contrave, and because it was performed immediately following that trial and conducted at a subset of the same investigative sites, the analysis plan anticipated utilizing the placebo and bupropion monotherapy data from the Contrave Phase II clinical trial for comparative purposes. The primary endpoint for the Empatic Phase II clinical trial was percent change in body weight measured 16 weeks after the start of treatment, with secondary endpoints that included the percent change in body weight 24 weeks after the start of treatment and the percent of patients who lost at least 5% and 10% of their baseline weight 16 and 24 weeks after the start of treatment.

On an intent-to-treat basis, Empatic demonstrated in this trial mean weight loss of 5.2% from baseline at 16 weeks, compared to 4.3% for zonisamide alone. On a completers analysis, Empatic patients demonstrated mean weight loss of 8.3% from baseline 16 weeks after the start of treatment, compared to 5.7% for zonisamide alone. At 24 weeks, the advantage of Empatic treatment in weight loss became more apparent. By 24 weeks, Empatic showed 5.8% weight loss on an intent-to-treat basis, compared to 4.5% for zonisamide alone. When this analysis is restricted to those patients who completed 24 weeks of treatment, Empatic demonstrated mean weight loss of 9.2% of baseline body weight, compared to 6.5% for zonisamide alone.

Weight loss, plotted over time for the intent-to-treat and completer populations, was as follows:

Empatic Phase II Mean Weight Loss Over 24 Weeks
Intent-to-Treat Population

Empatic Mean Weight Loss Over 24 Weeks
Phase II Completer Population

There were two serious adverse events reported in this trial, both of which were designated by the investigators as unrelated to the study drugs. In addition, two patients (one patient in the combination group and one patient in the zonisamide plus placebo group) experienced suicidal ideation, which is a labeled adverse event for both bupropion and zonisamide. The symptoms resolved after discontinuation of study drugs. Among patients receiving Empatic, the rate of discontinuation of the trial at 24 weeks due to an adverse event was 37.3%, compared to 20.3% for the zonisamide IR monotherapy group. Adverse events were typically reported shortly after initiation of therapy and tended to resolve over time.

Phase IIb Clinical Trial.  Based on the results of our initial Phase II clinical trial for Empatic, we concluded that Empatic showed sufficient efficacy and an acceptable safety and tolerability profile to warrant continued development. In June 2006, we proceeded to study Empatic in a larger Phase IIb clinical trial exploring several different dosage combinations of bupropion and zonisamide at 15 clinical sites in the United States. Prior to the commencement of the Phase IIb clinical trial, in an effort to improve the tolerability profile of the Empatic combination, we developed and tested a proprietary SR formulation of zonisamide. We employed this SR formulation in three dosages of zonisamide SR paired with one of two dosages of bupropion SR. Patients accepted into this randomized, double-blind, placebo-controlled clinical trial had a BMI between 29 to 45, were non-smokers and did not have diabetes or other significant medical complications. On average, patients enrolled in this trial weighed approximately 100 kilograms, or 220 pounds, at baseline. The trial enrolled 623 patients, of which 599 are included in the intent-to-treat population, meaning they received at least one post-baseline measurement. The trial included only minimal diet and exercise intervention. Patients were randomized into seven treatment groups:

•	120mg zonisamide SR plus 280mg bupropion SR;

•	240mg zonisamide SR plus 280mg bupropion SR;

•	360mg zonisamide SR plus 280mg bupropion SR;

•	120mg zonisamide SR plus 360mg bupropion SR;

•	240mg zonisamide SR plus 360mg bupropion SR;

•	360mg zonisamide SR plus 360mg bupropion SR; and

•	placebo, which consisted of two placebo pills.

The primary endpoint for this trial was percent change in body weight measured 24 weeks after the start of treatment. For the intent-to-treat and completer populations, the results at 24 weeks were as follows:

Empatic Phase IIb Mean Weight Loss at 24 Weeks
Intent-to-Treat Population

Empatic Phase IIb Mean Weight Loss at 24 Weeks
Completer Population

Results of the trial indicated that Empatic was safe and generally well tolerated. The discontinuation rate for spontaneously reported adverse events across the six Empatic dosages ranged from 9.2% to 20.7% through 24 weeks, with an average of 14.0%, which was meaningfully lower than the rate in our earlier Phase II clinical trial employing an older immediate-release form of zonisamide (37.3%). The discontinuation rate due to adverse events through 24 weeks for the dose combination that we intend to continue in clinical trials was 16.9%, which was not statistically different than the 9.1% rate seen with placebo. Adverse events were consistent with the existing package labels for the two constituents and most commonly included headache, nausea, insomnia, anxiety or dry mouth. Of the intent-to-treat population, approximately 80.0% of patients completed treatment through 24 weeks.

As noted above, weight loss at 24 weeks was the primary endpoint for this trial. However, the trial protocol permitted all patients who completed 24 weeks of treatment to continue on their existing double-blind therapy for an additional 24 weeks. Alternatively, patients who failed to achieve at least a 5% response 24 weeks after the start of treatment were permitted to switch to the highest Empatic dose in a 24-week open label extension. Most patients receiving Empatic therapy elected to continue on their existing double-blind therapy for an additional 24 weeks and continued to lose weight in the time period from weeks 24 to 48. Analysis of their weight loss, as specified by the study protocol, is referred to as the intent-to-treat—double blind extension. Patients from this group who completed treatment through week 48 are referred to as completer—double blind extension. Except with respect to the placebo patients, as explained below, only data for patients remaining on double-blind treatment beyond week 24 were included in the analysis and data from patients discontinuing blinded therapy through week 24 were not imputed. The double-blind extension results are detailed as follows:

Empatic Phase IIb Mean Weight Loss at 48 Weeks
Intent-to-Treat—Double Blind Extension Population

(*)	Placebo weight loss at 24 weeks; see discussion of study design below.

Empatic Phase IIb Mean Weight Loss at 48 Weeks
Completer—Double Blind Extension Population

(*)	Placebo weight loss at 24 weeks; see discussion of study design below.

The study design for the trial permitted patients who did not achieve a 5% weight loss from baseline to switch to the highest Empatic dose after 24 weeks. Because most (approximately 88%) of the placebo patients did not achieve a 5% clinical response at 24 weeks, most (approximately 79%) of the placebo patients who completed 24 weeks switched to the highest Empatic dose. This aspect of the trial, which permitted patients not achieving a 5% response to switch to the highest Empatic dose after 24 weeks, introduces selection bias for patients most likely to lose weight and enhances the results for all groups in the trial. However, the impact is greatest in the placebo arm because of the significantly higher proportion of placebo patients who switched to the highest Empatic dose after 24 weeks. As such, data for the actual 48-week double-blind placebo treatment arm are not presented.

Weight loss, plotted over time for the highest dosage group on an intent-to-treat basis, was as follows:

The discontinuity after 24 weeks in the above graph relates to the trial design. As noted above, patients who did not achieve 5% weight loss after 24 weeks were permitted to switch to the highest dosage group (Z360/B360). Hence, we show the group of patients who remained in the highest dosage group, in double-blind treatment, separately from those who opted to enter the open label extension after week 24.

Results of this trial also indicated that Empatic was safe and generally well tolerated. Between 24 and 48 weeks, the overall rate of discontinuation due to adverse events among the double-blind extension group receiving Empatic was less than 2.0%. Moreover, the discontinuation rate due to adverse events in each of the Empatic treatment arms was lower than placebo, with the exception of the zonisamide 240mg plus bupropion 360mg dose, where the rate was slightly higher than placebo. The discontinuation rate due to adverse events in the double-blind extension group receiving the highest Empatic dose between weeks 24 and 48 was 0%. Adverse events were consistent with the existing package labels for one or both of the Empatic constituents and most commonly included headache, insomnia, nausea or dry mouth. There were no serious adverse events that were attributed by investigators to Empatic, and there was no statistically significant increase in treatment-associated depression or suicidality with Empatic relative to placebo.

We will need to conduct additional clinical trials of Empatic, the results of which may not corroborate our earlier results, in order to provide enough evidence regarding efficacy and safety to submit an NDA to the FDA for potential regulatory approval. In addition, the emergence of serious side effects associated with Empatic may delay or prevent regulatory approval. The most common side effects observed in our clinical trials of Empatic to date include headache, insomnia, nausea and dry mouth, all of which were considered non-serious.

Future Empatic Clinical Development Plans

We recently submitted to the FDA the results of this trial at 24 weeks, the primary endpoint. In subsequent correspondence, the FDA confirmed the design of our next planned Phase IIb clinical trial. We plan to initiate this trial in mid-2008, evaluating Empatic against individual monotherapies and placebo. Based on the above results of our completed Phase IIb clinical trial, we expect to take the highest dose ratio of Empatic, potentially with one lower dose ratio, into this upcoming clinical trial.

Based on our correspondence with the FDA and the FDA’s recent draft guidance, we expect that our Phase III clinical development program for Empatic will be designed, similar to the Contrave Phase III program, to provide exposure for approximately 1,500 patients for one year under double-blind, placebo-controlled conditions. Given the clinically significant magnitude of weight loss experienced in our Phase II clinical trials to date, we anticipate including patients in future pivotal trials with higher BMI levels, including, for example, patients who might be candidates for surgical intervention. We may also conduct studies that include patients with dyslipidemia, hypertension and/or diabetes. In addition, zonisamide carries a Category C pregnancy rating and there have been published concerns in academic journals regarding the possible developmental effects of zonisamide in animals as well as reports from Japan in which women receiving zonisamide combined with other anticonvulsants had children with birth defects. It is therefore likely that Empatic, if approved, will receive a Category X pregnancy precaution and thus, would be contraindicated for use by pregnant or nursing women with warnings about use of Empatic by women of childbearing age. As a result, women of childbearing age will be required to meet pre-stated pregnancy prevention criteria. We expect that we will initiate our Phase III clinical trials in 2009 and expect that these trials would compare Empatic to placebo. We anticipate that the results of these trials, if they commence and progress as we anticipate, will begin to become available in mid-2011 and provide the basis of an NDA submission for Empatic in early 2012.

Earlier Stage Programs

We have begun developing two additional product candidates: one in mitigation of weight gain associated with antipsychotic therapy and the other for the treatment of obsessive-compulsive disorder. We believe there is a substantial unmet medical need in both of these areas, and we expect that a combination approach may improve the therapeutic options available for both patient groups.

OREX-003: Olanzapine/Zonisamide SR for the Mitigation of Weight Gain Associated with Antipsychotic Therapy

OREX-003 is the working name we have given to the olanzapine/zonisamide SR combination product candidate that we are currently developing for the mitigation of weight gain associated with antipsychotic therapy. We own or have exclusive rights to two patent applications currently pending in the United States and a number of corresponding patent applications currently pending in various foreign countries with respect to various compositions, methods of use and formulations relating to this product candidate.

The market for antipsychotic medications has grown dramatically over the last 10 years, as the second generation or “atypical” group of medications has been increasingly prescribed for schizophrenia and bipolar disorder. These are severe, chronic and often disabling disorders that affect over 8.0 million adults in the United States, according to the National Institute of Mental Health. The current group of medications has been called atypical because they are not associated with the adverse event profile of the first generation antipsychotic agents, which have been prescribed since the 1950s. The antipsychotic drug with the highest sales over the last five years has been olanzapine, which is marketed under the brand name Zyprexa. At its peak in 2004, worldwide Zyprexa sales totaled approximately $4.4 billion, according to Eli Lilly and Company. Despite the historical commercial success of Zyprexa, new prescriptions have declined as a result of its side effects, particularly excessive weight gain and metabolic effects. The Zyprexa package insert reports that in an analysis of 13 placebo-controlled trials of olanzapine, 56% of patients gained 7% or more of baseline body weight in long-term trials. Consequently, we believe there is currently a high degree of concern about Zyprexa among patients and physicians, resulting in poor compliance and a growing reluctance to prescribe it.

Evidence that zonisamide could be an effective complement to address olanzapine-associated weight gain and related metabolic effects derives from human and animal studies. According to a study published by Wang et al in the July 2007 issue of the Journal of Psychiatric Research, zonisamide has shown potential as an effective and generally well-tolerated treatment for psychotropic-induced weight gain in bipolar disorder patients. Further evidence for the potential benefit of zonisamide use in conjunction with olanzapine derives from a preclinical animal study led by Michael A. Cowley, Ph.D., our co-founder and Chief Scientific Officer, in which zonisamide attenuated olanzapine-associated increase in appetite, weight gain and elevated blood glucose. The study also showed that zonisamide normalized the activation of the appetite-associated orexin circuitry in the rat brain associated with olanzapine treatment.

We plan to initiate a Phase II proof-of-concept clinical trial for OREX-003 in the first half of 2008. We anticipate that this trial will be designed to enroll approximately 75 patients across multiple sites. Patients will be randomized to receive olanzapine plus zonisamide SR or olanzapine alone (plus placebo). The primary objective of this clinical trial is to compare the change in body weight of the two treatments at Week 16. We anticipate that the results of this clinical trial, if it progresses as we anticipate, will be available in late 2009.

OREX-004: Naltrexone SR/Fluoxetine for Obsessive-Compulsive Disorder

OREX-004 is the working name we have given to the naltrexone SR/fluoxetine combination product candidate that we are currently developing for the treatment of obsessive-compulsive disorder, or OCD. We hold the exclusive license to two issued U.S. patents covering the Contrave composition and expect that they will similarly cover OREX-004, and we own or have exclusive rights to two patent applications currently pending in the United States and a number of corresponding patent applications currently pending in various foreign countries with respect to various compositions, methods of use and formulations relating to this product candidate.

OCD is an anxiety disorder characterized by recurrent, unwanted thoughts (obsessions) and/or repetitive behaviors (compulsions) that lead to significant psychological stress. Individuals with OCD may be plagued by persistent, unwelcome thoughts or images, or by the urgent need to engage in certain rituals. Such rituals may take the form of repetitive behaviors such as hand washing, counting, checking or cleaning and are often performed with the hope of preventing obsessive thoughts or making them go away. Performing these rituals, however, provides only temporary relief, and not performing them markedly increases anxiety. In the United States, OCD is a common mental disorder, affecting approximately 2.2 million adults, according to the National Institute of Mental Health. The disorder is often under-diagnosed and untreated and it is estimated that at least half of those with OCD receive no treatment.

OCD is often treated with behavioral therapy and medication, usually a selective serotonin reuptake inhibitor, or SSRI, such as fluoxetine. SSRIs are a class of medication that is typically used for treating depression. Use of an SSRI for OCD ordinarily requires a higher dose administered for a longer duration than is typically used for depression. Many patients do not respond to SSRIs, and those who do respond often achieve only a partial response. In particular, the compulsive symptoms of the condition tend to be less well controlled by SSRI therapy.

We believe that the addition of naltrexone to an SSRI may improve outcomes for some sufferers of OCD. The compulsive features of the disease have been theorized to have a reward-based component, which is likely influenced by a balance of endogenous dopamine and opioids. The addition of an opioid antagonist such as naltrexone may dampen dopamine-based reward and thereby decrease compulsive behaviors. Naltrexone, in particular, has been reported to be useful with repetitive and impulsive behaviors including alcoholism, self-injurious behavior, kleptomania, trichotillomania (hair pulling) and compulsive gambling.

We have conducted a preclinical study examining the effect of the combination of naltrexone and fluoxetine, a commonly prescribed SSRI marketed under the brand name Prozac, in an established animal model of OCD. In this study, we showed a statistically significant reduction of compulsive behavior compared to either naltrexone or fluoxetine alone after seven days of treatment. In addition, the combination demonstrated a robust synergy in behavior improvement relative to either naltrexone or fluoxetine alone. We believe that this preclinical model may have validity in terms of predicting efficacy in humans.

We plan to initiate a Phase II proof-of-concept clinical trial for OREX-004 in the first half of 2008. We anticipate that this trial will be designed to enroll approximately 90 patients across multiple sites. Patients will be randomized to receive the naltrexone SR/fluoxetine combination therapy, naltrexone SR alone (plus placebo), fluoxetine alone (plus placebo) or placebo. We anticipate that the primary endpoint will be a measurement of change in OCD symptoms at 10 weeks. We anticipate that the results of this clinical trial, if it progresses as we anticipate, will be available in mid-2009.

Sales and Marketing

We maintain worldwide commercial rights to our product candidates, and have the opportunity to build a specialty sales force to market and sell these products independently. However, we expect that Contrave and Empatic, if approved, will be prescribed predominantly by primary care physicians, including general practitioners, family practitioners and internists. In order to target this large group of potential prescribers, we may consider entering into a collaboration, either in the United States, outside the United States or both, with a pharmaceutical company that has the sales force and marketing resources to adequately address this physician audience. We may also consider a collaboration with a pharmaceutical company that has greater development resources than we do to expand or accelerate one or both of our clinical development programs. However, we cannot assure you that we will complete any collaboration or other strategic transaction, or that, if completed, any collaboration or other strategic transaction will be successful or on attractive terms. For the foreseeable future, we expect to maintain commercial rights to our product candidates and to continue to develop them independently.

While both Contrave and Empatic are designed to produce weight loss, we expect to position them to target different segments of the obese population. The two components of Contrave, bupropion and naltrexone, are both approved to treat addictive disorders: smoking in the case of bupropion, and alcoholism and opioid addiction in the case of naltrexone. Recent research suggests that for many obese patients, overconsumption of food is an addiction, much like smoking and alcoholism. Notably, women report substantially greater food craving than men, according to a 1991 study. In addition, women were responsible for 90% of all weight loss prescriptions written in the United States from 1998 to 2003, according to IMS Health. Given its profile, we believe that Contrave may be particularly well-suited for mild-to-moderately obese women who report food cravings.

We believe that Empatic, given its profile, may be more effective than Contrave in reducing weight, at least in the early stages of treatment. The overall tolerability of Empatic has yet to be determined. However, it is likely to have labeling which would recommend appropriate birth control for women of childbearing age and to be contraindicated in women who are pregnant or breast feeding. As a result, we believe that Empatic may be especially well-suited for men and post-menopausal women who are heavier and require greater weight reduction. We expect that the experience gained from future clinical trials will enable us to further refine the positioning and brand characteristics of both products.

To date, we have focused our clinical development efforts exclusively in the United States. This appears to be the largest commercial market for obesity therapeutics and the market which we believe we best understand. However, we have also sought to establish intellectual property covering our obesity product candidates, primarily in the form of patent application filings, in various foreign markets. We recognize that there is a significant emerging obesity market in Europe, Asia and Latin America. We believe that conducting the necessary supplemental trials, engaging in local regulatory dialogue and conducting local market research is likely best done through strategic collaborators in territories outside the United States or possibly in partnership with a global pharmaceutical company. We will continue to consider international opportunities, and appropriately prioritize these opportunities in the context of the opportunity in the United States.

Intellectual Property

We rely on a combination of in-licensed patent rights, our own patent rights, trademarks, trade secrets and know-how to protect Contrave and Empatic. We own or have exclusive rights to 14 patent application families currently pending in the United States with respect to various compositions, methods of use and formulations relating to Contrave and/or Empatic. We also have a number of patent applications currently pending in various foreign countries that correspond to some of the pending U.S. applications. We also seek to protect our trade secrets and our know-how relating to our products and our business. These intellectual property rights are in addition to any regulatory exclusivity that we may be able to obtain.

Contrave is currently protected in the United States by U.S. Patent Nos. 5,817,665 and 5,512,593, which we have in-licensed on an exclusive basis from Dr. Lee Dante pursuant to a patent license agreement described in further detail below. These patents, which we refer to as the Dante patents, provide basic composition of matter coverage for the Contrave naltrexone/bupropion combination, and are also expected to provide similar coverage for our OREX-004 product candidate.

In addition to the Dante patents, we own a U.S. patent application and a related continuation patent application, each of which stem from a provisional patent application that we own but that is the subject of agreements with OHSU and Duke requiring us to pay them specified royalties on sales of products covered by the patent applications. These agreements are described in further detail below. These patent applications, which we refer to as the Weber/Cowley patent applications, are directed to the current composition of our Contrave product candidate, including our SR formulation of naltrexone, and methods for using that composition to effect weight loss. We and/or our licensors have also filed a number of international counterparts to these patent applications in foreign countries. If patents ultimately issue from these U.S. patent applications and their international counterparts, we expect to have coverage to at least April 2024.

The U.S. Patent and Trademark Office, or PTO, has allowed our intent-to-use trademark application for the CONTRAVE mark for registration in connection with pharmaceutical preparations for use in the treatment of obesity and inducing weight loss, and a registration is expected to issue shortly. An application for the CONTRAVE mark remains pending in connection with certain printed materials and medical information services. We have also obtained foreign trademark registration for the mark CONTRAVE in Europe and Japan. The CONTRAVE mark is also the subject of trademark applications that we have filed in certain other countries overseas.

Empatic is currently protected in the United States by U.S. Patent Number 7,109,198, which is based on the work of Dr. Kishore Gadde, and which we refer to as the Gadde patent and have licensed on an exclusive basis from Duke pursuant to a patent license described in further detail below. The Gadde patent, which is expected to expire in 2023, provides basic composition of matter coverage for the Empatic zonisamide/bupropion combination and also covers methods of using Empatic to treat obesity and to reduce the risk of hypertension, diabetes or dyslipidemia. We have also exclusively licensed from Duke an international patent application that was filed as a counterpart to the Gadde patent in foreign countries, and this international application has now matured into national applications pending in several foreign countries. We have received a Notice of Allowance from the PTO for the intent-to-use trademark application for the EMPATIC mark. The EMPATIC mark is also the subject of trademark applications that we have filed in certain countries overseas.

We own or have exclusive rights to two patent applications currently pending in the United States with respect to various compositions, methods of use and formulations relating to our OREX-003 product candidate (olanzapine/zonisamide SR). One of the applications is directed to the olanzapine/zonisamide combination and methods of using it, and the other is directed to the zonisamide SR formulation. We also have a number of patent applications currently pending in various foreign countries that correspond to the pending U.S. applications. Likewise, in addition to the coverage provided by the Dante patents mentioned above, we own two patent applications currently pending in the United States with respect to various compositions, methods of use and formulations relating to our OREX-004 product candidate (naltrexone SR/fluoxetine). One of the applications contains claims directed to the naltrexone/fluoxetine combination and methods of using it to treat OCD, and the other is directed to the naltrexone SR formulation. We also have a number of patent applications currently pending in various foreign countries that correspond to the pending U.S. applications.

Licensing Agreements

Oregon Health & Science University License Agreement

In June 2003, we entered into a license agreement with OHSU whereby we acquired an assignment of any rights OHSU may have to a U.S. provisional patent application that we filed, which formed the basis for our subsequently filed and currently pending Weber/Cowley patent applications. These applications cover the current composition of our Contrave product candidate, including our SR formulation of naltrexone and methods for using that composition to effect weight loss. OHSU and the inventors have assigned all rights in the underlying invention to us. This license agreement was amended in November 2003, December 2006 and December 2007.

As consideration for this license agreement, we paid an upfront fee of $65,000 and issued 76,315 shares of our common stock to OHSU. We are also obligated to pay a royalty to OHSU on net sales for Contrave and any other products covered by the assigned patent rights.

The term of the agreement generally extends until the last of the subject patent rights expire, which is expected to occur in 2024 assuming patents issue with respect to our pending Weber/Cowley patent applications. We may unilaterally terminate the agreement and/or any licenses in any country upon specified written notice to OHSU. OHSU may terminate the agreement upon delivery of written notice if we commit a material breach of our obligations and fail to remedy the breach within a specified period or may immediately terminate the agreement upon the delivery of written notice concerning the occurrence of specified bankruptcy proceedings. In addition, upon written notice and our failure to remedy any of the following breaches within a specified period, OHSU may terminate or modify the agreement: if we cannot demonstrate to OHSU’s satisfaction that we have taken, or can be expected to take within a reasonable time, effective steps to achieve practical application of the licensed products and/or licensed processes; or if we have willfully made a false statement of, or willfully omitted, a material fact in any report required by the agreement; or if we commit a substantial breach of a covenant or agreement contained in the license. Under the terms of the agreement, we are responsible for all prosecution and maintenance (including all costs associated with the enforcement) of any patent applications, including the Weber/Cowley patent applications, that stem from the assigned rights, and for any patents that may issue with respect thereto. If and when issued, we will also be responsible for enforcing any such patents.

In addition to assigning us any rights it had in our provisional patent application directed to the Contrave combination of naltrexone and bupropion, OHSU has licensed to us, on an exclusive basis, the issued patent underlying the in vitro model that we have used for screening combination therapies for impact on neuronal activity. Our rights to this model extend through the expiration of the patent, which is expected to occur in 2024. We have the right to grant sublicenses to third parties for this patented technology, subject to our obligation to pay OHSU a royalty on revenue received by us from the sale of any products covered under such sublicensing arrangements. Under the terms of the agreement, OHSU is solely responsible for the prosecution, maintenance and enforcement (including all costs associated therewith) of this patent; however, we are required to pay 100% of the prosecution and maintenance expenses incurred by OHSU in connection with these patent rights. As of December 31, 2007, we have paid a total of approximately $36,000 in connection with the maintenance and prosecution of this patent and owe OHSU an additional $42,181 in connection with the amendment to the agreement effected in December 2007. In addition, OHSU has the right to not file any patent application or to abandon any patent or patent application included in the patent rights, in which case it must provide us 60 days prior written notice and, in response, we may elect at our sole cost to pursue these actions.

In August 2006, we entered into a research agreement with OHSU for the continuation of the original research underlying the Weber/Cowley patent applications. The term of the agreement generally extends until October 2008. We currently expect to pay OHSU up to approximately $847,500 over the 30 month term of the agreement and have paid approximately $556,000 through December 31, 2007. Either party may terminate the agreement upon written notice if the other party commits a material breach of its obligations and fails to remedy the breach within 30 days or upon 90 days’ written notice for any reason. In addition, either party may terminate the agreement at any time if the principal investigator departs and a mutually acceptable replacement cannot be found, or if the other party ceases, discontinues or indefinitely suspends its business activities related to the services provided under the agreement or the other party voluntarily or involuntarily files for bankruptcy.

Lee Dante License Agreement

In June 2004, we entered into a patent license agreement with Lee G. Dante, M.D., whereby we acquired an exclusive worldwide license to two U.S. patents covering compositions of specified opioid antagonists (including naltrexone) combined with specified antidepressants (including bupropion) and, as such, provide basic composition of matter coverage for the Contrave naltrexone/bupropion combination.

As consideration for this license, we paid upfront fees totaling $100,000 and granted Dr. Dante an option to purchase 73,448 shares of our common stock at an exercise price of $0.10 per share which expires in April 2014. In April 2006, Dr. Dante exercised options with respect to 35,000 of these shares. We are also obligated to pay a royalty on net sales of products covered by the license. We will be required to make a one-time milestone payment to Dr. Dante in the amount of $1.0 million upon the occurrence of a specified regulatory event. We have the right to grant sublicenses of the patented technology to third parties, subject to our obligation to pay Dr. Dante a royalty on any revenue we receive from such arrangements.

The term of the agreement generally extends until the last licensed patent right expires, which is expected to occur in 2013. Either party may terminate the agreement upon delivery of written notice if the other party commits fraud, willful misconduct, or illegal conduct with respect to the subject matter of the agreement. In addition, either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. We may also voluntarily terminate the agreement upon delivery of written notice within a specified time period. In addition, Dr. Dante may terminate the agreement upon specified bankruptcy, liquidation or receivership proceedings.

Under this agreement, we have the responsibility to defend and/or settle any third-party patent infringement claims, assume all costs associated therewith and, to the extent these claims result from our activities or those of our sublicensees and not from Dr. Dante’s activities, indemnify him for any damages resulting therefrom. In the case of third-party infringement of the licensed patents, we have the right, but not the obligation, to either settle or prosecute at our own expense any such infringement. Dr. Dante has the right, but not the obligation, to join any suit we commence at our expense and, if we do not undertake action within three months of being made aware of infringing activity, the right to commence his own suit at his expense.

Duke University License Agreement

In March 2004, we entered into a patent license agreement with Duke whereby we acquired an exclusive worldwide license to the Gadde patent. The Gadde patent is a U.S. patent covering the composition of our Empatic product candidate and methods for using Empatic to treat obesity and reduce the risk of hypertension, diabetes or dyslipidemia. Under the agreement, we also acquired a license to several related patent applications, including an international patent application, and any patents or patent applications that ultimately issue therefrom. The license agreement was amended in December 2004 and July 2006.

As consideration for this license, we issued 442,624 shares of our common stock to Duke and may be required to make future milestone payments totaling $1.7 million upon the achievement of various milestones related to regulatory or commercial events. We are also obligated to pay a royalty on net sales of products covered by the license. We have the right to grant sublicenses to third parties, subject to our obligation to pay Duke a royalty on any revenue we receive from such sublicensing arrangements. In addition, under this agreement we are obligated to pay Duke a specified royalty on sales of products covered by the Weber/Cowley patent applications.

The term of the agreement generally extends until the last licensed patent right expires, which is expected to occur in 2023. Either party may terminate the agreement upon delivery of written notice if the other party commits fraud, willful misconduct, or illegal conduct of the other party with respect to the subject matter of the agreement. In addition, either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. We may also voluntarily terminate the agreement upon delivery of written notice within a specified time period. Duke may terminate the agreement upon delivery of written notice if we fail to meet certain specified milestones of the agreement and fail to remedy such a breach within the specified period. In addition, Duke may terminate the agreement upon specified bankruptcy, liquidation or receivership proceedings.

Under this agreement, we have the responsibility to defend and/or settle any third-party patent infringement claims, assume all costs associated therewith and, to the extent these claims result from our activities or those of our sublicensees and not from Duke’s activities, indemnify Duke for any damages resulting therefrom. In the case of third-party infringement of the licensed patents, we have the right, but not the obligation, to either settle or prosecute at our own expense any such infringement. Duke has the right, but not the obligation, to join in any suit we commence at our expense and, if we do not undertake action within three months of being made aware of infringing activity, the right to commence its own suit at Duke’s expense.

Cypress Bioscience, Inc. License Agreement

In January 2005, we entered into a license agreement with Cypress Bioscience, Inc., or Cypress, whereby we sublicensed certain of our rights under the Duke agreement to Cypress for specified uses. The technology sublicensed relates to the use of zonisamide with either of two specified therapeutics: mirtazapine and setipiline. As consideration for this license, Cypress paid us non-refundable upfront fees of $1.5 million. In addition, Cypress is obligated to pay us a royalty on net sales of any products covered by the sublicensed technology. Cypress may also be required to make future milestone payments to us of up to $57.0 million upon its achievement of various regulatory milestones. In June 2006, Cypress announced that the results of a completed Phase IIa trial did not support continuing its development program for obstructive sleep apnea, one of the specified uses under the agreement. Therefore, we do not expect to be paid the $20.0 million portion of the milestones related to sleep apnea.

The term of the Cypress agreement generally extends until the last licensed patent right expires, which is expected to occur in 2023. Either party may terminate the agreement upon delivery of written notice if the other party commits fraud, willful misconduct, or illegal conduct of the other party with respect to the subject matter of the agreement. In addition, either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. Cypress may terminate the agreement for any reason upon delivery of written notice within the specified period. Cypress may also terminate with no notice if an unfavorable judgment is entered against us or any other party relating to the patents we have sublicensed to Cypress. In addition, Cypress may terminate the agreement upon specified bankruptcy, liquidation or receivership proceedings.

Under this agreement, each party has the sole right to control the defense, at its own expense, of any third-party patent infringement claim asserted against it. In the case of third-party infringement of the licensed patents, Cypress has the right, but not the obligation, to settle or prosecute at its own expense any such infringement. We have the right, but not the obligation, to join any suit commenced by Cypress, at its expense, and if Cypress does not undertake action within three months of having been made aware of infringing activity, the right to commence suit ourselves at our expense.

As a result of our sublicensing of the Duke technology to Cypress for specified uses, we may be required to make future payments to Duke of up to $5.7 million ($3.7 million, excluding those related to sleep apnea) upon Cypress’s achievement of various regulatory milestones.

Manufacturing

To date, our products used in clinical trials have been produced by outside contractors under our supervision. PharmaDirections is our primary drug development consultant and manages subcontractors on our behalf.

In December 2005, we entered into a consulting agreement with PharmaDirections under which PharmaDirections agreed to serve as our primary drug development consultant with responsibility for managing subcontractors and assisting us with management and coordination of regulatory matters, new formulation development, chemistry, manufacturing and research, among other matters. Under this agreement, we pay fees to PharmaDirections on a per-project basis as approved on corresponding work orders. In addition, during any wind-down period in connection with the termination of the agreement, we will be required to make specific minimum monthly payments. This agreement was amended in January 2006 and June 2007. The term of this agreement generally extends until June 15, 2008. However, we may terminate the agreement upon 30 days written notice.

The University of Iowa provided the bupropion SR formulation for our Contrave Phase II clinical trials and for our previous Phase II Empatic clinical trials using bupropion active pharmaceutical ingredient, or API, from Solmag S.p.A., which also continues to provide bupropion API to our manufacturers for all of our ongoing clinical trials. Previously, the bupropion SR formulation used in our Phase III clinical trials for Contrave was manufactured by Pharmaceutical Manufacturing Research Services, Inc. or PMRS, and Patheon Pharmaceuticals, Inc., or Patheon. Patheon is currently, and we expect going forward will continue to be, the manufacturer of our long-term clinical and commercial quantities of bupropion SR as well as finished Contrave tablets. Patheon currently provides our clinical quantities on a proposal by proposal basis under a master agreement for pharmaceutical development services that we entered into in February 2007. Either party may terminate the agreement upon notice if the other party commits a material breach of its obligations and fails to remedy the breach within 30 days. In addition, we may terminate the agreement immediately for any business reason.

PMRS will provide bupropion SR and finished Empatic tablets for use in our upcoming Empatic Phase IIb clinical trial. We have not yet selected a bupropion SR or finished tablet manufacturer for our Phase III Empatic clinical trials or for Empatic commercial supply.

Pharm Ops, Inc. produces our naltrexone SR requirements using API supplied by Organon (formerly known as Diosynth). Pharm Ops, Inc. also produces our zonisamide SR using API from ChemAgis. In addition, Pharm Ops, Inc. produced our finished Contrave tablets for our earlier clinical trials. We utilize the services of Almac Clinical Services to package our clinical supplies into Contrave Titration Packs, Empatic Titration Packs and bottles for use in our clinical trials. To date, all of our contract manufacturers have performed services under short-term purchase order or similar arrangements. We have no long-term commitments or supply agreements with these contract manufacturers.

In the future, if we are able to achieve approval in the United States or other countries to market and sell our products, we intend to continue to rely on outside contractors for the production of necessary supplies. We do not currently intend to establish our own manufacturing capabilities.

Competition

Treatments for obesity consist of behavioral modification (diet and exercise), pharmaceutical therapies, surgery and device implantation. Modifications to diet and exercise are the preferred initial treatment in obesity. However, the demands of behavioral modification tend to cause significant attrition over time and, frequently, suboptimal weight loss outcomes. When pharmaceutical therapies are recommended it is generally after behavioral modification alone has failed. Bariatric surgery, including gastric bypass and gastric banding procedures, is employed in more extreme cases, typically for patients with a BMI exceeding 40 or who are experiencing obesity-related complications such as diabetes. Surgery can be effective in helping patients to lose 50% or more of their body weight. However, surgery is associated with significant side effects, potential complications and high costs. In addition, while surgery may be effective in achieving weight loss, recent research has identified “addiction transfer,” where patients begin heavy alcohol consumption, drug use or other addictive habits in response to the reduced ability to consume food following gastric bypass surgery. Device implantation is a newer therapy which has yet to be widely adopted within the medical community.

Several pharmaceutical products are approved for marketing in the United States with an obesity indication. These pharmaceutical products generally are prescribed for short-term use; fewer agents have been approved for longer-term maintenance therapy. Several older agents, indicated for short-term administration, are amphetamine-like compounds including phentermine, phendimetrazine, benzphetamine and diethylpropion. Of these, phentermine is the most widely used, accounting for approximately 3,456,000 prescriptions in the United States in 2006, or approximately $35 million in sales, according to IMS Health.

Sibutramine is marketed in the United States by Abbott Laboratories under the brand name Meridia. Sibutramine appears to suppress appetite by inhibiting the reuptake of serotonin, norepinephrine and dopamine in the brain. In 2006, Meridia accounted for approximately 542,000 prescriptions in the United States, or approximately $59 million in sales, according to IMS Health.

Orlistat is marketed in the United States by Roche Laboratories, Inc. under the brand name Xenical. Orlistat works by inhibiting lipase, an enzyme that blocks the absorption of fat in the gastrointestinal tract. In 2006, Xenical accounted for approximately 623,000 prescriptions in the United States, or approximately $93 million in sales, according to IMS Health. Orlistat was launched in 2007 over-the-counter in the United States by GlaxoSmithKline under the brand name alli.

Despite the large market opportunity for anti-obesity agents, there are relatively few competitive products in late stage clinical development. In June 2007, an FDA advisory panel determined not to recommend approval for rimonabant, which was developed by Sanofi-Aventis under the brand name Acomplia. Subsequently, Sanofi-Aventis has withdrawn the U.S. application for rimonabant. Rimonabant is part of a new class of anti-obesity drugs that work as antagonists at the cannabinoid type 1, or CB-1, receptor. Other pharmaceutical companies, including Merck & Co., Inc. and Pfizer Inc., continue late stage testing of obesity product candidates targeting this receptor.

A number of other biotechnology and pharmaceutical companies have drugs in development for obesity. These include Arena Pharmaceuticals, Inc., Amgen Inc., Amylin Pharmaceuticals, Inc., Alizyme plc, Nastech Pharmaceutical Co., Inc., Neurosearch A/S, Peptimmune, Inc. and Vivus, Inc., among others. With the exception of Vivus, Inc., most of these efforts are directed toward a monotherapeutic approach which we would expect to be subject to the same early plateau typically seen.

In addition, we may face competition from generic products. Each of bupropion, naltrexone and zonisamide is available in generic form. However, we have undertaken strategies which we believe may impede potential competition from generic products. Supplementing our existing composition patents and patent applications, we have developed formulations and dosages of Contrave and Empatic that we believe may improve patient outcomes and provide further barriers to entry for potential competitors. We believe there cannot be an AB-equivalence designation for the generic versions of the constituents comprising Contrave and Empatic because of differences in pharmacokinetics between the existing generically available formulations and doses and the formulations and doses we plan to use. For naltrexone and zonisamide, we have selected dosages and are using formulations that are not currently available in generic form and create a different pharmacokinetic profile from the generic forms of these drugs. For bupropion, we are utilizing dosages that are not currently generically available. We believe that our existing in-licensed composition patents and, if issued, our pending composition patents, will prevent generic firms from manufacturing comparable formulations and from marketing the constituent compounds together. In addition, we believe that practitioners who are seeking to prescribe safe and effective therapy are not likely to prescribe off-label generics in place of Contrave or Empatic because the dosages, pharmacokinetic profile and titration regimens for our Contrave and Empatic product candidates would not be available using existing generic preparations. Moreover, while general practitioners are the primary prescribers of anti-obesity therapies and are generally familiar with bupropion, they are not the primary prescribers of the other constituents of our product candidates, naltrexone and zonisamide. Accordingly, we believe that general practitioners will be unlikely to prescribe generic compounds with which they are unfamiliar. As a result, we believe that we have established a position with both Contrave and Empatic that will limit generic competition.

Third-Party Reimbursement

Despite the recognition of obesity as a chronic disease and its enormous cost to our health care system, universal coverage of and reimbursement for drugs to treat obesity by both public and private payors is lacking. However, third-party reimbursement for anti-obesity drugs appears to be evolving, including among state Medicaid programs and private commercial plans and pharmacy benefit managers.

Medicaid

The Medicaid program provides health insurance coverage for individuals who are poor and meet certain other eligibility criteria. The program is a federal and state partnership. Within broad federal parameters, each state designs and administers its own program. The federal government shares in the cost of the program by reimbursing states a percentage of their costs.

States provide outpatient prescription drug coverage under their Medicaid programs, although it is an optional service. States that elect to offer outpatient prescription drug coverage must do so through the Medicaid Rebate Program. Under the Medicaid Rebate Program, states must provide coverage for all FDA-approved drugs of every manufacturer that has entered into a rebate agreement with HHS. However, states may exclude coverage for certain drugs including drugs to treat anorexia, weight gain and weight loss. In 2000, 32 out of 44 Medicaid programs surveyed by the Kaiser Commission excluded these drugs. More recent data suggests that state Medicaid programs may have increased coverage for certain anti-obesity drugs. For example, Meridia (sibutramine) and Xenical (orlistat) are listed on the formularies of 52% and 58% of state Medicaid programs, respectively.

Medicare

The Medicare program provides health insurance for individuals aged 65 and over and those with serious disability or end-stage renal disease, regardless of income. However, Medicare coverage of obesity treatments is limited. Current policy authorizes coverage of non-pharmacologic obesity treatments but only when such treatments are an integral and necessary part of a course of treatment for a co-morbid medical condition. Pursuant to this policy, in February 2006, Medicare began covering certain designated bariatric surgical services for Medicare patients with a BMI equal to or greater than 35, who have at least one co-morbidity and have been previously unsuccessful with the medical treatment of obesity. However, the policy reiterates that treatments for obesity alone are not covered because such treatments are not considered reasonable and necessary. In addition, by statute, Medicare’s prescription drug benefit does not cover either outpatient prescription weight loss drugs or over-the-counter drugs.

Private Commercial Plans

There is a wide range of coverage by private commercial plans for Meridia and Xenical. Based on data obtained from Fingertip Formulary databases, almost half of commercial plans reviewed (excluding Blue Cross Blue Shield) listed Meridia and Xenical on their formularies. Over 85% of the Blue Cross Blue Shield plans reviewed listed Meridia and over 90% listed Xenical. In addition, over 90% of the pharmacy benefit management companies, or PBMs, reviewed listed both Meridia and Xenical on their formularies. The amount of coverage provided by these commercial plans varies, however, and significant out-of-pocket payments are often still required.

Although third-party payor attitudes regarding obesity-related products and services appear to be changing, as exemplified by the coverage of Meridia and Xenical by PBMs and Blue Cross Blue Shield plans, our product candidates for obesity, if approved, may not achieve broad coverage. Moreover, the amount of any coverage provided under the various plans may be minimal. We do not, however, expect the success of our obesity product candidates to be contingent upon third-party payor coverage and reimbursement, but rather on their acceptance by physicians and by people who want to lose weight and are willing to pay for the drugs out of pocket.

Government Regulation

Prescription drug products are subject to extensive pre- and post-market regulation by the FDA, including regulations that govern the testing, manufacturing, safety, efficacy, labeling, storage, record keeping, advertising and promotion of such products under the Federal Food Drug and Cosmetic Act, or FFDCA, and its implementing regulations, and by comparable agencies and laws in foreign countries. Failure to comply with applicable FDA or other requirements may result in civil or criminal penalties, recall or seizure of products, partial or total suspension of production or withdrawal of the product from the market.

FDA approval is required before any new unapproved drug or dosage form, including a new use of a previously approved drug, can be marketed in the United States. All applications for FDA approval must contain, among other things, information relating to pharmaceutical formulation, stability, manufacturing, processing, packaging, labeling, and quality control.

New Drug Approval (NDA)

A new drug approval by the FDA is generally required before a drug may be marketed in the United States. This process generally involves:

•	completion of preclinical laboratory and animal testing in compliance with the FDA’s good laboratory practice, or GLP, regulations;

•	submission to the FDA of an investigational new drug, or IND, application for human clinical testing which must become effective before human clinical trials may begin;

•	performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug product for each intended use;

•	satisfactory completion of an FDA pre-approval inspection of the facility or facilities at which the product is produced to assess compliance with the FDA’s current Good Manufacturing Practice, or cGMP, regulations; and

•	submission to and approval by the FDA of an NDA application.

The preclinical and clinical testing and approval process requires substantial time, effort and financial resources, and we cannot be certain that any approvals for our product candidates will be granted on a timely basis, if at all.

Preclinical tests include laboratory evaluation of product chemistry, formulation and stability, as well as studies to evaluate toxicity in animals. The results of preclinical tests, together with manufacturing information and analytical data, are submitted as part of an IND application to the FDA. The IND automatically becomes effective 30 days after receipt by the FDA, unless the FDA, within the 30 day time period, raises concerns or questions about the conduct of the clinical trial, including concerns that human research subjects will be exposed to unreasonable health risks. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Our submission of an IND may not result in FDA authorization to commence a clinical trial. A separate submission to an existing IND must also be made for each successive clinical trial conducted during product development. Further, an independent institutional review board, or IRB, for each medical center proposing to conduct the clinical trial must review and approve the plan for any clinical trial before it commences at that center and it must monitor the study until completed. The FDA, the IRB, or the sponsor may suspend a clinical trial at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk. Clinical testing also must satisfy extensive Good Clinical Practice, or GCP, regulations, including regulations for informed consent.

For purposes of an NDA submission and approval, human clinical trials are typically conducted in the following three sequential phases, which may overlap:

•	Phase I: Studies are initially conducted in a limited population to test the product candidate for safety, dose tolerance, absorption, metabolism, distribution and excretion in healthy humans or, on occasion, in patients, such as cancer patients.

•	Phase II: Studies are generally conducted in a limited patient population to identify possible adverse effects and safety risks, to determine the efficacy of the product for specific targeted indications and to determine dose tolerance and optimal dosage. Multiple Phase II clinical trials may be conducted by the sponsor to obtain information prior to beginning larger and more expensive Phase III clinical trials.

•	Phase III: These are commonly referred to as pivotal studies. When Phase II evaluations demonstrate that a dose range of the product is effective and has an acceptable safety profile, Phase III clinical trials are undertaken in large patient populations to further evaluate dosage, to provide substantial evidence of clinical efficacy and to further test for safety in an expanded and diverse patient population at multiple, geographically-dispersed clinical trial sites.

•	Phase IV: In some cases, FDA may condition approval of an NDA for a product candidate on the sponsor’s agreement to conduct additional clinical trials after NDA approval. Such post approval trials are typically referred to as Phase IV studies.

Because our product candidates are fixed-combination prescription drugs, we will need to comply with the FDA’s regulation that requires each component of each product to make a contribution to the claimed effects. This means that our clinical trials for our product candidates will need to evaluate the combination as compared to each component separately and to placebo. The results of product development, preclinical studies and clinical trials are submitted to the FDA as part of an NDA. NDAs must also contain extensive manufacturing information. The cost of preparing and submitting an NDA is substantial. Under federal law the submission of most NDAs is additionally subject to a substantial application fee, currently exceeding $1.17 million. The FDA has agreed to certain performance goals in the review of NDAs. It is likely that the NDAs, if any, for our Contrave and Empatic product candidates will be reviewed on a ten-month cycle by the FDA. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may refer the application to an advisory committee for review, evaluation and recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. The FDA may deny approval of an NDA if the applicable regulatory criteria are not satisfied, or it may require additional clinical data and/or an additional pivotal Phase III clinical trial. Even if such data are submitted, the FDA may ultimately decide that the NDA does not satisfy the criteria for approval. Data from clinical trials are not always conclusive and FDA may interpret data differently than us.

Manufacturers and sponsors of approved drugs are subject to annual product and establishment fees currently exceeding $390,000 per manufacturing establishment and $65,000 per product.

Section 505(b)(2) New Drug Applications

As an alternate path to FDA approval for modifications to products previously approved by the FDA, an applicant may file an NDA under Section 505(b)(2) of the FFDCA. Section 505(b)(2) was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, also known as the Hatch-Waxman Act. This statutory provision permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Act permits the applicant to rely upon the FDA’s findings of safety and effectiveness based on certain preclinical or clinical studies. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. We intend to submit our initial NDAs for Contrave and Empatic under Section 505(b)(2), based on the extensive safety information that has been collected for the approved drug products that are incorporated in these product candidates. To the extent that a Section 505(b)(2) application relies on the FDA’s finding of safety and effectiveness of a previously-approved drug, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s publication called “Approved Drug Products with Therapeutic Equivalence Evaluations,” otherwise known as the “Orange Book.” Specifically, the applicant must certify when the application is submitted that: (1) there is no patent information listed; (2) the listed patent has expired; (3) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (4) the listed patent is invalid or will not be infringed by the manufacture, use or sale of the studies conducted for an approved product. A certification that the new product will not infringe the already approved product’s Orange Book listed patents or that such patents are invalid is called a paragraph IV certification. If the applicant has provided a paragraph IV certification to the FDA, the applicant must also send notice of the paragraph IV certification to the patent holder and the NDA holder. When we file our NDAs for Contrave and Empatic, we intend to make paragraph IV certifications that our products do not infringe the bupropion patents listed in the Orange Book and send the appropriate notice to the patent holder and NDA holder. In the event that the patent holder or NDA holder files a patent infringement lawsuit against us within 45 days of its receipt of our paragraph IV certification, such lawsuit would automatically prevent the FDA from approving our Section 505(b)(2) NDA until the earliest of 30 months, expiration of the patent (2013), settlement of the lawsuit or a decision in the infringement case that is favorable to us. Any such patent infringement lawsuit could be costly, take a substantial amount of time to resolve and divert management resources.

The Prescription Drug User Fee Act, which has been reauthorized three times by Congress, requires the payment of user fees with the submission of NDAs, including 505(b)(2) NDAs. These application fees are substantial ($1,178,000 in the FDA’s Fiscal Year 2008) and will likely increase in future years. The statute provides for waiver of the application fee for the first NDA for a small business under certain circumstance, and we may meet the requirements for this waiver for our first NDA. If we obtain FDA approval for either Contrave or Empatic, we could obtain three years of Hatch-Waxman marketing exclusivity for such product, assuming we obtain the first approval for either product candidate for the indication supported by the clinical studies we conducted. Under this form of exclusivity, the FDA would be precluded from approving a generic drug application or another 505(b)(2) application for a duplicate drug product for the protected indication (for example, a product that incorporates the change or innovation represented by our product) for a period of three years, although the FDA may accept and commence review of such applications. However, this form of exclusivity would not prevent the FDA from approving an NDA that relies on its own clinical data to support the change or innovation. Further, if another company obtains approval for either product candidate for the same indication we are studying before we do, our approval could be blocked until the other company’s Hatch-Waxman marketing exclusivity expires.

Manufacturing cGMP Requirements

We and our contract manufacturers are required to comply with applicable FDA manufacturing requirements contained in the FDA’s current Good Manufacturing Practice, or cGMP, regulations. cGMP regulations require among other things, quality control, and quality assurance as well as the corresponding maintenance of records and documentation. The manufacturing facilities for our products must meet cGMP requirements to the satisfaction of the FDA pursuant to a pre-approval inspection before we can use them to manufacture our products. We and our third-party manufacturers are also subject to periodic inspections of facilities by the FDA and other authorities, including procedures and operations used in the testing and manufacture of our products to assess our compliance with applicable regulations.

Failure to comply with statutory and regulatory requirements subjects a manufacturer to possible legal or regulatory action, including Warning Letters, the seizure or recall of products, injunctions, consent decrees placing significant restrictions on or suspending manufacturing operations, and civil and criminal penalties. Adverse experiences with the product must be reported to the FDA and could result in the imposition of market restriction through labeling changes or in product removal. Product approvals may be withdrawn if compliance with regulatory requirements is not maintained or if problems concerning safety or efficacy of the product occur following approval.

Other Regulatory Requirements

The recently enacted Food and Drug Administration Amendments Act of 2007, or FDAAA, gives the FDA the authority to require a drug-specific risk evaluation mitigation strategy, or REMS, to ensure the safe use of the drug. In determining whether a REMS is necessary, the FDA must consider the size of the population likely to use the drug, the seriousness of the disease or condition to be treated, the expected benefit of the drug, the duration of treatment, the seriousness of known or potential adverse events and whether the drug is a new molecular entity. If the FDA determines a REMS is necessary, the drug sponsor must propose the REMS plan at the time of approval. A REMS may be required to include various elements, such as a medication guide or patient package insert, a communication plan to educate health care providers of the drug’s risks, limitations on who may prescribe or dispense the drug or other measures that the FDA deems necessary to assure the safe use of the drug.

FDAAA also expands the FDA’s authority to require post-approval studies and clinical trials if the FDA finds, after approving the drug, that scientific data, including information regarding related drugs, deem it appropriate. The purpose of such studies would be to assess a known serious risk or signals of serious risk related to the drug or to identify an unexpected serious risk when available data indicates the potential for a serious risk. The FDA may also require a labeling change if it becomes aware of new safety information that it believes should be included in the labeling of a drug.

With respect to post-market product advertising and promotion, the FDA imposes a number of complex regulations on entities that advertise and promote pharmaceuticals, which include, among others, standards for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities, and promotional activities involving the internet. The FDA has very broad enforcement authority under the FFDCA, and failure to abide by these regulations can result in penalties, including the issuance of a warning letter directing entities to correct deviations from FDA standards, a requirement that future advertising and promotional materials be pre-cleared by the FDA, and state and federal civil and criminal investigations and prosecutions.

We are also subject to various laws and regulations regarding laboratory practices, the experimental use of animals, and the use and disposal of hazardous or potentially hazardous substances in connection with our research. In each of these areas, as above, the FDA has broad regulatory and enforcement powers, including the ability to levy fines and civil penalties, suspend or delay issuance of approvals, seize or recall products, and withdraw approvals, any one or more of which could have a material adverse effect on us.

Outside the United States, our ability to market a product is contingent upon receiving marketing authorization from the appropriate regulatory authorities. The requirements governing marketing authorization, pricing and reimbursement vary widely from country to country. At present, foreign marketing authorizations are applied for at a national level, although within the European Union registration procedures are available to companies wishing to market a product in more than one European Union member state. The regulatory authority generally will grant marketing authorization if it is satisfied that we have presented it with adequate evidence of safety, quality and efficacy.

DEA Regulation

Naltrexone, one of the components of our Contrave product candidate, is manufactured from semi-synthetic opiates. Although naltrexone is not a narcotic or a controlled substance, manufacturing of naltrexone active pharmaceutical ingredient, or API, is subject to regulation by the U.S. Drug Enforcement Administration, or DEA, because the starting material is regulated. Controlled substances are those drugs that appear on one of five schedules promulgated and administered by the DEA under the Controlled Substances Act, or CSA. The CSA governs, among other things, the distribution, recordkeeping, handling, security, and disposal of controlled substances. Our third-party suppliers of naltrexone must be registered by the DEA in order to engage in these activities, and are subject to periodic and ongoing inspections by the DEA and similar state drug enforcement authorities to assess ongoing compliance with the DEA’s regulations. The manufacturers must also obtain an annual quota from the DEA to obtain sufficient material to manufacture substances derived from opiates. Any failure to comply with these regulations could lead to a variety of sanctions, including the revocation, or a denial of renewal, of DEA registration, injunctions, or civil or criminal penalties. The failure to obtain adequate quota can also limit the manufacturing capacity of the manufacturer.

Employees

As of December 31, 2007, we had 20 full-time employees and three part-time employees, consisting of clinical and preclinical development, regulatory affairs, marketing and administration. We consider our relations with our employees to be good.

Facilities

In December 2007, we entered into a lease agreement covering approximately 22,229 square feet of office space which we intend to use as our corporate headquarters in La Jolla, California. The term of the lease will begin on the day of substantial completion of the tenant improvements, which date is not anticipated to be sooner than March 1, 2008. In addition, we lease approximately 4,369 square feet of space in our current headquarters in San Diego, California under a lease that expires in October 2011. We intend to sublease these premises. We have no laboratory, research or manufacturing facilities. We believe that our current facilities are adequate for our needs for the immediate future and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms.

Legal Proceedings

In June 2004, we jointly filed a lawsuit with Duke against Elan Corporation, plc, Elan Pharma International Ltd. and Elan Pharmaceuticals, Inc., which we refer to collectively as Elan, Eisai, Inc. and Eisai Co., Ltd., which we refer to together as Eisai, and Julianne E. Jennings, a former employee of Elan, in the U.S. District Court for the Middle District of North Carolina, Durham Division, to resolve a dispute over rights in an invention relating to the use of zonisamide to treat obesity. We alleged in this lawsuit that scientists at Duke made the invention, and that Elan improperly used information supplied by the Duke scientists to file a U.S. patent application on the invention, in which Ms. Jennings (then an Elan product manager) is named as the sole inventor. This patent application was later assigned by Elan to Eisai. Duke also filed a U.S. patent application on the invention at issue, which patent application has been exclusively licensed to us. In December 2006, we, Elan, Eisai, Duke and Ms. Jennings entered into a settlement agreement to settle the lawsuit. Upon execution of the settlement agreement, the lawsuit was dismissed with prejudice.

Under the terms of the settlement agreement, the parties have, subject to limitations set forth in the agreement, released each other from all claims and demands arising under the laws of the United States or any state within the United States existing as of the date of the settlement agreement that arise out of or relate to the lawsuit or the specified Duke and Eisai patents that may issue from certain patent applications claiming the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions. In addition, each of Elan and Ms. Jennings have represented that they are not currently seeking and do not currently possess any patent rights in the United States relating to the use of zonisamide for the treatment of obesity or other weight-related disorders or conditions. In addition, if Elan, Eisai or Ms. Jennings obtains a U.S. patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the Eisai patent application, Elan, Eisai and Ms. Jennings have each agreed that they will not assert such patent against any of our products containing zonisamide in combination with any other active pharmaceutical agent, including bupropion. Likewise, if Duke obtains a U.S. patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the Duke patent application, we and Duke have agreed that we will not assert any such patent against Elan, Eisai or Ms. Jennings for any conduct relating to Zonegran, which is a zonisamide product currently marketed by Eisai.

In September 2007, we and Duke entered into a settlement agreement with Eisai which resolves the foreign aspects of the above dispute. Under the terms of the settlement agreement, the parties have, subject to limitations set forth in the agreement, released each other from all claims and demands arising under the laws of any country outside of the United States existing as of the date of the agreement that arise out of or relate to the lawsuit or certain specified Duke and Eisai foreign patents that may issue from certain patent applications claiming the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions. In addition, if Eisai obtains a foreign patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the specified Eisai foreign patent applications, Eisai has agreed that it will not assert any such patent against any product of ours containing zonisamide in combination with any other active pharmaceutical agent, including bupropion. Likewise, if Duke obtains a foreign patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the specified Duke foreign patent applications, we and Duke have agreed that we will not assert any such patent against Eisai for any conduct relating to Zonegran, which is a zonisamide product currently marketed by Eisai.

Although we have resolved the U.S. lawsuit and entered into a settlement agreement containing terms that would prevent Eisai, Elan and Ms. Jennings from asserting specified U.S. patents against our Empatic product, and have entered into a settlement agreement containing terms that would prevent Eisai from asserting specified foreign patents against our Empatic product, there is no assurance that the parties will abide by these settlement agreements. There also is no assurance that Eisai, Elan and/or Ms. Jennings do not have, or will not in the future obtain, other patent rights not covered by the settlement agreements that could be asserted against our Empatic product candidate or our other product candidates. Furthermore, Elan and Ms. Jennings are not parties to the settlement agreement which resolves the foreign aspects of the dispute. In addition, both Duke and Eisai have thus far maintained their pending U.S. patent applications for use of zonisamide to treat obesity or other weight-related disorders, which may lead to initiation of a patent interference to determine which party invented first. We are not relying on any patent Duke may obtain directed to zonisamide as the sole active ingredient to treat obesity or other weight disorder to protect our Empatic product candidate. The U.S. settlement agreement also contains terms that would not allow Eisai, Elan or Ms. Jennings to use any patent they may obtain by winning an interference to prevent the sale of our Empatic product, if approved. However, if Duke loses the interference or abandons its patent application covering the use of zonisamide as the sole active ingredient to treat obesity or other weight disorder, then the potential additional protection for our Empatic product candidate that could result from such a patent will not be available to us.

We believe that there are currently no other claims that would have a material adverse impact on our financial position, operations or potential performance.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors:

Name	Age	Position

Gary D. Tollefson, M.D., Ph.D.	56	President, Chief Executive Officer and Director
Anthony A. McKinney	46	Chief Operating Officer
Graham K. Cooper	38	Chief Financial Officer and Treasurer
Michael A. Cowley, Ph.D.	39	Chief Scientific Officer
Eduardo Dunayevich, M.D.	41	Chief Medical Officer
Heather D. Turner	34	Vice President, General Counsel and Secretary
Ronald P. Landbloom, M.D.	61	Vice President of Medical and Regulatory Affairs
Franklin P. Bymaster	62	Vice President of Neuroscience
James C. Lancaster, Jr.	61	Vice President of Commercial Operations
Walter Piskorski	59	Vice President of Technical Operations
Eckard Weber, M.D.	57	Chairman of the Board of Directors
Louis C. Bock(1)(2)	42	Director
Brian H. Dovey(2)(3)	66	Director
Joseph S. Lacob(3)	52	Director
Michael F. Powell, Ph.D.(1)(2)	53	Director
Daniel K. Turner III(1)(3)	46	Director

(1)	Member of the Audit Committee.

(2)	Member of the Nominating/Corporate Governance Committee.

(3)	Member of the Compensation Committee.

Executive Officers

Gary D. Tollefson, M.D., Ph.D. has served as our President and Chief Executive Officer and as a member of our board of directors since May 2005. Previously, he spent 13 years at Eli Lilly and Company where he was President of the Neuroscience Product Group from January 1999 to December 2000 and Vice President of Lilly Research Laboratories from January 1997 to March 2004. His product responsibilities have included Prozac, Strattera, Cymbalta, Symbyax, Permax and Zyprexa. Dr. Tollefson has also served as a volunteer Clinical Professor of Psychiatry at Indiana University School of Medicine from April 2004 to the present and has established Consilium, Inc., a consulting company dedicated to psychopharmacological product development. He currently holds the senior guest scientific position at Eli Lilly as the Distinguished Visiting Lilly Research Scholar. Dr. Tollefson has previously worked with over 20 small to mid-size companies on product strategy, clinical development, business development, regulatory affairs and commercial opportunity analyses. He serves on the Boards of Directors for Xenoport, Inc. and Cortex Pharmaceuticals, Inc., each publicly traded companies. Dr. Tollefson obtained his M.D. from the University of Minnesota where he went on to complete a residency in psychiatry and a Ph.D. in psychopharmacology.

Anthony A. McKinney has served as our Chief Operating Officer since January 2005. He served as our consultant from July 2004 to December 2004. From June 2003 to January 2005, he was President of LysoPlex LLC, an affiliate of a patient advocacy group focusing on newborn screening for lysosomal storage disorders. From April 2000 to August 2001, Mr. McKinney was Vice President, Drug Development and then Senior Vice President Pharmaceutical Operations of Novazyme Pharmaceuticals, Inc., a biotechnology company involved with protein therapies for orphan diseases. After the Novazyme acquisition by Genzyme in 2001, Mr. McKinney held the role of Senior Vice President and General Manager of Genzyme Therapeutics

until May 2003. Mr. McKinney also previously held several roles at Texas Biotechnology Company in Houston from March 1994 to April 2000, where he most recently served as Head of Strategic Planning. Mr. McKinney earned his B.S. degree in Microbiology from the University of Oklahoma and his M.B.A. from Thunderbird School of Management.

Graham K. Cooper has served as our Chief Financial Officer and Treasurer since May 2006. Previously, Mr. Cooper held the position of Director, Health Care Investment Banking at Deutsche Bank Securities. During his tenure from August 1997 to February 2006 at Deutsche Bank and its predecessor firm Alex. Brown & Sons, he was responsible for executing and managing a wide variety of financing and merger and acquisition transactions in the life sciences field. From August 1992 to January 1995, he worked as an accountant at Deloitte & Touche, where he earned his C.P.A. Mr. Cooper received a B.A. in Economics with highest distinction from the University of California at Berkeley and an M.B.A. from the Stanford Graduate School of Business.

Michael A. Cowley, Ph.D. is one of our co-founders and has served as our Chief Scientific Officer since November 2006. Dr. Cowley is a scientist in the Division of Neuroscience at the Oregon National Primate Research Center of the Oregon Health & Science University, which position he has held since December 2001. Previously, Dr. Cowley was also director of the Electrophysiology Core at Oregon Health & Science University from 2003 to May 2007. Research in Dr. Cowley’s lab has focused on the discovery of signals within the body that regulate energy balance, as well as describing how other known signals exert their effects on the brain. Research in the lab now focuses on how these signals from the body change with obesity and how the reward based pathways overrule homeostatic signals of satiety. Dr. Cowley received a B.Sc. in biochemistry from The University of Melbourne and a Ph.D. in reproductive neuroendocrinology from Monash University.

Eduardo Dunayevich, M.D. has served as our Chief Medical Officer since August 2006. Previously, Dr. Dunayevich spent five years with Lilly Research Laboratories where most recently he was a Medical Advisor in the Clinical Neuroscience Program Phase, a position he held from January 2005 to August 2006. At Lilly Research Laboratories, he was responsible for the development of several early phase compounds, overseeing protocol development, clinical trial implementation, data analysis and reporting and adherence to good clinical practice standards. Prior to joining Lilly Research Laboratories, Dr. Dunayevich served as Director of the Clinical Psychobiology Program, Psychobiology Inpatient Unit and Division of Clinical Trials of the Psychotic Disorders Research Program at the University of Cincinnati, a position he held from July 1998 to June 2001. Dr. Dunayevich obtained his M.D. from the Buenos Aires Medical School where he graduated with honors and received residency training in psychiatry at both the Hospital of the Italian Community, Buenos Aires, Argentina and the University of Cincinnati Medical Center.

Heather D. Turner has served as our Vice President, General Counsel and Secretary since June 2007. Previously, from July 2005 to June 2007, Ms. Turner worked first as Corporate Counsel and most recently as Associate General Counsel at Conor Medsystems, LLC (previously Conor Medsystems, Inc.), in Menlo Park, California, a company specializing in drug-eluting stents. From 1999 until 2005, Ms. Turner was an associate at Cooley Godward Kronish LLP (formerly Cooley Godward LLP), a national law firm, where she advised public and private companies, investors and board members. At both Conor Medsystems and Cooley Godward, Ms. Turner advised on matters ranging from public reporting, public offerings, securities law compliance, mergers and acquisitions, commercial contracts, board and committee duties and other general corporate matters. Ms. Turner has a B.A. from U.C. Santa Barbara and a J.D. from UCLA School of Law.

Ronald P. Landbloom, M.D. has served as our Vice President of Medical and Regulatory Affairs since September 2006. Previously, Dr. Landbloom spent over four years with Eli Lilly and Company, where he was the Associate Medical Director for Neuroscience in their U.S. affiliate organization from April 2005 to October 2006. Prior to joining Eli Lilly, Dr. Landbloom had over 20 years of clinical, research and teaching experience within the University of Minnesota affiliated teaching programs, where he served from 1981 to March 2002. He has also held administrative positions while in the U.S. Army Medical Corp. and at several major healthcare institutions including HealthPartners Medical Group and Clinics, and Regions Hospital in Saint Paul, Minnesota. Dr. Landbloom has been the principal investigator on over 80 different research projects in the fields of depression, schizophrenia, dementia, Alzheimer’s disease and obsessive-compulsive disorder. Dr. Landbloom earned his B.S. degree from the University of New Mexico and his M.D. from the University of Minnesota, where he also completed his residency in psychiatry.

Franklin P. Bymaster has served as our Vice President of Neuroscience since September 2006. Previously, Mr. Bymaster spent more than 30 years as a leading biochemist for Eli Lilly and Company, culminating in his position as the Biochemistry Scientific Leader of the Neuroscience Division and Senior Research Scientist, a position he held from December 1999 to December 2003. At Eli Lilly and Company, Mr. Bymaster made significant contributions in several marketed compounds such as Prozac, Permax, Zyprexa, Strattera, Cymbalta and Symbyax. He has been involved with more than 40 patents, over 45 IND reports, and has published over 160 papers in the field of pharmacology. Since retiring from Eli Lilly and Company in 2003, he became a research consultant working with Eli Lilly and Company, Compellis Pharmaceuticals and Hypnion. He is a member of the Society for Neuroscience, CINP, and has academic appointments in the Department of Psychiatry at Indiana University’s School of Medicine and in Pharmacology at the Butler University’s College of Pharmacy and Health Sciences. Mr. Bymaster has a B.S. degree in Pharmacy from Butler University and an M.S. degree in Pharmacology from Indiana University.

James C. Lancaster, Jr. has served as our Vice President of Commercial Operations since August 2006. Previously, Mr. Lancaster was most recently a marketing consultant from March 2004 to August 2006 for Alkermes, Inc., G & S Research, Inc., Corcept Therapeutics Inc., Neuronetics, Inc. and Eli Lilly and Company, among others. He continues in his role as a marketing consultant with Neuronetics, Inc., Xenoport, Inc. and Pamlab. Mr. Lancaster has broad commercial experience in the pharmaceutical industry, having started off in June 1971 at the individual retail level as the owner and store manager of his own pharmacy. From September 1977 to December 1999, he served as Sales Representative, Brand Manager of Prozac and Global Marketing Director of Zyprexa, and finally, from January 2000 to February 2003, the Director of Commercial Affairs for Eli Lilly’s Global Neuroscience division. In these roles, Mr. Lancaster was responsible for working with advocacy, clinical, regulatory and sales groups. Mr. Lancaster has a B.S. degree in Pharmacy from the University of Tennessee.

Walter Piskorski has served as our Vice President of Technical Operations since November 2007. Previously, he was Vice President, Manufacturing Operations (a title formerly known as Vice President, Outsourcing and Logistics) of Sepracor, Inc., a pharmaceutical company focusing on the treatment of respiratory and central nervous system disorders, from February 1997 to June 2007 and served as a consultant to Sepracor from 1995 to February 1997. Prior to Sepracor, Mr. Piskorski was Vice President, Business Development of Armstrong Pharmaceuticals, Inc. from 1990 to 1995. Mr. Piskorski has a B.S. degree in Chemical Engineering from Rensselaer Polytechnic Institute and an M.B.A. from Syracuse University.

Board of Directors

Eckard Weber, M.D. is one of our co-founders and has served as a member of our board of directors since our inception in September 2002, and as the chairman of our board of directors since March 2004. Dr. Weber is also a partner at Domain Associates, L.L.C., a private venture capital management firm focused on life sciences, a position he has held since 2001. Dr. Weber has been a founding chief executive officer and board member of multiple biopharmaceutical companies in the Domain portfolio including Acea Pharmaceuticals Inc., Ascenta Therapeutics, Inc., Calixa Therapeutics, Inc., Cytovia, Inc., Domain AntiBacterial Acquisition Corporation, NovaCardia, Inc., Novacea, Inc., Novalar Pharmaceuticals, Inc., Ocera Therapeutics Inc., Sonexa Therapeutics Inc., Syndax Pharmaceuticals Inc., Tobira Therapeutics, Inc. and Tragara Pharmaceuticals, Inc. Dr. Weber currently serves as interim chief executive officer of Calixa Therapeutics and Sonexa Therapeutics, two seed-stage biopharmaceutical companies. He is chairman of the board at Ascenta Therapeutics, Inc., Calixa Therapeutics, Ocera Therapeutics Inc., Sequel Pharmaceuticals, Inc., Syndax Pharmaceuticals and Tobira Therapeutics, Inc. Dr. Weber was chairman of the board of Peninsula Pharmaceuticals, Inc. until the company was sold to Johnson & Johnson in 2005, chairman of Cerexa Inc. until the company was sold to Forest Laboratories, Inc. in January 2007, chairman of NovaCardia, Inc. until the company was sold to Merck in September of 2007, and a board member of Conforma Therapeutics Corporation and Cabrellis Pharmaceuticals Corporation until they were sold to Biogen-IDEC, Inc. and Pharmion Corporation, respectively. In addition, Dr. Weber is a board member of BioVascular, Inc. and DiObex, Inc. Until 1995, Dr. Weber was a tenured

Professor of Pharmacology at the University of California at Irvine. Dr. Weber holds a B.S. from Kolping College in Germany and an M.D. from the University of Ulm Medical School in Germany.

Louis C. Bock has served as a member of our board of directors since April 2005. Mr. Bock is a Managing Director of Scale Venture Partners, a venture capital firm. Mr. Bock joined Scale Venture Partners in September 1997 from Gilead Sciences, Inc., a biopharmaceutical company, where he held positions in research, project management, business development and sales from September 1989 to September 1997. Prior to Gilead, he was a research associate at Genentech, Inc. from November 1987 to September 1989. He currently serves as a director of Ascenta Therapeutics, Inc., diaDexus Inc., SGX Pharmaceuticals, Inc., Horizon Therapeutics, Inc. and Zogenix, Inc. and is responsible for Scale Venture Partners’ investments in Prestwick Pharmaceuticals, Inc. and Somaxon Pharmaceuticals, Inc. Mr. Bock received his B.S. in Biology from California State University, Chico and an M.B.A. from California State University, San Francisco.

Brian H. Dovey has served as a member of our board of directors since January 2004. Mr. Dovey is a managing member of Domain Associates, L.L.C., a private venture capital management firm focused on life sciences, and has served in this capacity with the firm since 1988. He has served as chairman of three companies and on the board of directors of 30 plus additional companies. Mr. Dovey currently serves on the board of Neose Technologies, Inc., a publicly traded company. Prior to joining Domain, Mr. Dovey spent six years at Rorer Group, Inc. (now Sanofi-Aventis), including as president from 1986 to 1988. Previously, he was president of Survival Technology, Inc., a start-up medical products company. He also held management positions with Howmedica, Inc., Howmet Corporation, and New York Telephone Company. Mr. Dovey has served as both president and chairman of the National Venture Capital Association. He is Chair of the Wistar Institute, a non-profit preclinical biomedical research company. Mr. Dovey is also Co-Dean of the Kauffman Fellows Program at the Center for Venture Education. Mr. Dovey received his B.A. from Colgate University and an M.B.A. degree from the Harvard Business School.

Joseph S. Lacob has served as a member of our board of directors since January 2004. Since 1987, Mr. Lacob has been a partner at Kleiner Perkins Caufield & Byers, a venture capital firm. Mr. Lacob serves on the board of directors of Align Technology, Inc. and eHealth, Inc., as well as several privately held companies, including Opthonix, Inc., AutoTrader.com L.L.C., Codon Devices, Inc. and TherOx, Inc. Mr. Lacob holds a B.S. in biological sciences from the University of California, Irvine, a Master’s in Public Health from the University of California, Los Angeles and an M.B.A. from the Stanford Graduate School of Business.

Michael F. Powell, Ph.D. has served as a member of our board of directors since January 2004. Dr. Powell has been a Managing Director of Sofinnova Ventures, Inc., a venture capital firm, since 1997. Dr. Powell was Group Leader of Drug Delivery at Genentech, Inc. from 1990 to 1997. From 1987 to 1990, he was the Director of Product Development for Cytel Corporation, a biotechnology firm. He has been an Adjunct Professor at the University of Kansas and an editorial board member of several pharmaceutical journals. Dr. Powell also serves on the board of directors of Threshold Pharmaceuticals, Inc. and Anesiva Pharmaceuticals, Inc., as well as several private companies, including Ocera Therapeutics, Inc., Ascenta Therapeutics, Inc., Anza Pharma Inc. and Intellikine, Inc. He received his B.S. and Ph.D. from the University of Toronto and completed his post-doctorate work at the University of California.

Daniel K. Turner III has served as a member of our board of directors since April 2005. Mr. Turner is a General Partner of Montreux Equity Partners, a position he has held since February 1993. Mr. Turner has 20 years of experience as an entrepreneur, operating manager and venture capitalist. Prior to Montreux, Mr. Turner managed the Turnaround Group for Berkeley International. Previously, Mr. Turner was the founding Chief Financial Officer of Oclassen Pharmaceuticals Inc., a specialty pharmaceutical company focused in dermatology, which merged with Watson Pharmaceuticals, Inc. Mr. Turner started his career with Price Waterhouse. Mr. Turner currently serves as a director of Somaxon Pharmaceuticals, Inc, as well as several private companies. Mr. Turner holds a B.S. degree from Sacramento State University (magna cum laude) and attended the MBA program at the Haas School of Business at the University of California, Berkeley, where he has established the Turner Fellowship. Mr. Turner is a Certified Public Accountant.

Board Composition

Our board of directors is currently authorized to have eight members, and is currently composed of six non-employee members and our current President and Chief Executive Officer, Gary D. Tollefson, M.D., Ph.D. Our amended and restated certificate of incorporation provides for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. Our Class I directors, whose terms will expire at the 2008 annual meeting of stockholders, are Drs. Tollefson and Weber. Our Class II directors, whose terms will expire at the 2009 annual meeting of stockholders, are Messrs. Bock and Lacob. Our Class III directors, whose terms will expire at the 2010 annual meeting of stockholders, are Messrs. Dovey and Turner and Dr. Powell.

Pursuant to a voting agreement originally entered into in January 2004 and most recently amended in November 2006 by and among us and certain of our stockholders, Drs. Weber, Tollefson and Powell and Messrs. Dovey, Lacob, Bock and Turner were each elected to serve as members of our board of directors and, as of the date of this prospectus, continue to so serve as such. The voting agreement terminated upon the completion of our initial public offering, or IPO, in May 2007, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of this prior voting agreement, see “Certain Relationships and Related Party Transactions — Voting Agreement.”

Board Committees

Our board of directors has established three committees: the audit committee, the compensation committee and the nominating/corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee.  Our audit committee consists of Messrs. Turner (chair and audit committee financial expert) and Bock and Dr. Powell, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Securities and Exchange Commission, or SEC, and the Nasdaq Stock Market, Inc.

This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent registered public accounting firm relationships and the audits of our financial statements. This committee’s responsibilities include:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal controls and our critical accounting policies;

•	overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing with management and our auditors any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement; and

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics.

Compensation Committee.  Our compensation committee consists of Messrs. Dovey (chair), Lacob and Turner, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Nasdaq Stock Market, Inc. This committee’s purpose is to determine, approve and review the compensation plans, policies and programs for our senior management. This committee’s responsibilities include:

•	reviewing and approving compensation and benefit plans for our executive officers and recommending compensation policies for members of our board of directors and board committees;

•	reviewing the terms of offer letters and employment agreements and arrangements with our officers;

•	setting performance goals for our officers and reviewing their performance against these goals;

•	evaluating the competitiveness of our executive compensation plans and periodically reviewing executive succession plans; and

•	preparing the report that the SEC requires in our annual proxy statement.

Nominating/Corporate Governance Committee.  Our nominating/corporate governance committee consists of Messrs. Bock (chair) and Dovey and Dr. Powell, each of whom our board of directors has determined is independent within the meaning of the independent director standards of the Nasdaq Stock Market, Inc. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	evaluating the composition, size and governance of our board of directors and its committees and making recommendations regarding future planning and the appointment of directors to our committees;

•	administering a policy for considering stockholder nominees for election to our board of directors;

•	evaluating and recommending candidates for election to our board of directors;

•	overseeing our board of directors’ performance and self-evaluation process; and

•	reviewing our corporate governance principles and providing recommendations to the board regarding possible changes.

Compensation Committee Interlocks and Insider Participation

Prior to establishing the compensation committee, our board of directors as a whole performed the functions delegated to the compensation committee. None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives and Philosophy of Executive Compensation

The compensation committee of our board of directors, composed entirely of independent directors, administers our company’s executive compensation program. The role of the compensation committee is to oversee our company’s compensation and benefit plans and policies, administer its stock plans and review and approve annually all compensation decisions relating to all executive officers. Our company’s compensation programs are designed to:

•	Attract and retain individuals of superior ability and managerial talent;

•	Ensure senior officer compensation is aligned with our corporate strategies, business objectives and the long-term interests of our stockholders; and

•	Enhance the officers’ incentive to increase our stock price and maximize stockholder value, as well as promote retention of key people, by providing a portion of total compensation opportunities for senior management in the form of direct ownership in our company through stock options.

To achieve these objectives, the compensation committee expects to implement and maintain compensation plans that tie a substantial portion of the executives’ overall compensation to the company’s performance. The compensation committee evaluates individual executive performance with the goal of setting compensation at levels the committee believes are comparable with executives in other companies of similar size and stage of development operating in the biotechnology industry, taking into account our relative performance and our own strategic goals. In order to ensure that we continue to remunerate our executives appropriately, our compensation committee has retained a compensation consultant to review our policies and procedures with respect to executive compensation.

Compensation Determination Process

The compensation committee develops, reviews and approves each of the elements of the executive compensation program of our company as a whole and for our named executive officers individually and regularly assesses the effectiveness and competitiveness of the program.

At the end of each year, the compensation committee reviews the performance of each of our named executive officers during the past year. In connection with this review, the compensation committee reviews and adjusts, as appropriate, annual base salaries for our named executive officers, determines their incentive bonuses relating to prior year performance and approves elements of the incentive bonus program for the current year, including target bonuses, and grants annual refresher stock option awards based on performance to our named executive officers and certain other eligible employees. Our chief executive officer aids the compensation committee by providing annual recommendations regarding the compensation of all of our named executive officers, other than himself. The compensation committee also, on occasion, meets with our chief executive officer and other senior executives to obtain recommendations with respect to the company’s compensation programs and practices generally. The compensation committee considers, but is not bound to accept, management’s recommendations with respect to named executive officer compensation.

Our chief executive officer attends some of the compensation committee meetings, but the compensation committee also holds executive sessions not attended by any members of management or non-independent directors as needed from time to time. The compensation committee discusses our chief executive officer’s compensation package with him, but makes decisions with respect to his compensation without him present. The compensation committee has the ultimate authority to make decisions with respect to the compensation of our named executive officers, but may, if it chooses, delegate any of its responsibilities to subcommittees.

Compensation Consultant

In 2007, our compensation committee requested that senior management solicit proposals from compensation consultants to provide further advice with respect to the total compensation of our executive team members. Management solicited proposals from three separate compensation consultants and recommended that we engage the services of Compensia, Inc., or Compensia, located in San Jose, California. Compensia had not before conducted any business directly with us. After its review of Compensia’s qualifications and proposal, the compensation committee approved this recommendation and Compensia was engaged by us to perform the services as directed.

As background for its review, Compensia interviewed members of our compensation committee and met with certain of our executive officers to obtain historical data and insight into previous compensation practices. In preparing its analysis, Compensia reviewed survey data and industry peer companies of comparable size and revenue as ours. These included companies that had recently completed an IPO and other publicly-traded companies. Our compensation committee took Compensia’s recommendations into consideration in increasing the target bonuses for our executive officers for fiscal 2007, in making changes to Dr. Tollefson’s base salary and bonus compensation for fiscal 2007 and in evaluating salaries, bonus and equity compensation for executives in 2008.

The peer group information used by Compensia included:

•	Biotech Employee Development Coalition Survey — A survey of executive compensation levels and practices that covers approximately 90 companies with between 100 and 1,300 employees in San Diego. Compensia used 32 public companies of these 90 companies in its peer group analysis for us.

•	Compensia Proprietary Life Sciences Compensation Survey — A national survey of executive compensation levels and practices that covers 366 companies that range from very small emerging biotechs to large pharmaceutical companies. Approximately 26% of the companies in the survey have fewer than 50 employees and approximately 37% of the companies in the survey have between 50 and 150 employees.

•	Select Public Peer Companies — 19 pharmaceutical and biotechnology companies matched based on industry, future growth prospects and organizational size and structure. These include ACADIA Pharmaceuticals, Acorda Therapeutics, Acura Pharmaceuticals, Affymax, Alexza Pharmaceuticals, Allos Therapeutics, Altus Pharmaceuticals, Amicus Therapeutics, Cadence Pharmaceuticals, CytRx Corporation, Genomic Health, GTx, Novacea, Osiris Therapeutics, Pain Therapeutics, Pharmasset, POZEN, Somaxon Pharmaceuticals and Vanda Pharmaceuticals.

However, we do not believe that it is appropriate to establish compensation levels based solely on benchmarking. Our compensation committee relies upon the judgment of its members in making compensation decisions, after reviewing the performance of the company and carefully evaluating a named executive officer’s performance during the year against established goals, if any, leadership qualities, operational performance, business responsibilities, career with the company, current compensation arrangements and long-term potential to enhance stockholder value. While competitive market compensation paid by other companies is a key factor that the compensation committee considers in assessing the reasonableness of compensation, the compensation committee does not rely entirely on that data to determine named executive officer compensation. Instead, the compensation committee incorporates flexibility into our compensation programs and in the assessment process to respond to and adjust for the evolving business environment.

Prior to August 2007, the comparison of each named executive officer’s compensation to market compensation data was prepared by our internal staff and executive team without the assistance of a compensation consultant. Our staff referred to, among other things, the Thelander Survey, which is an analysis of the compensation information of private biotechnology companies. This data was then presented to our chief executive officer and the compensation committee pursuant to the process described above in “—Compensation Determination Process.”

Elements of Executive Compensation

Compensation for our named executive officers consists of the following elements: base salary, annual bonus, stock options, benefits programs and change in control/severance provisions.

Based on the analyses provided by our compensation consultant, the compensation committee has set the following as targeted market guidelines for certain named executive officer compensation elements:

•	Base salary: 50th percentile;

•	Total cash compensation (base salary plus targeted bonus): 75th percentile; and

•	Total long-term incentive compensation (equity): 75th percentile.

Base Salary.  In general, base salaries for our named executive officers are initially established through arms’ length negotiation at the time the executive is hired, taking into account such executive’s qualifications, experience, prior salary and competitive salary information for companies that are comparable to ours. We have entered into employment agreements or employment offer letters with each of our named executive officers setting forth their initial base salaries.

Base salaries of our named executive officers are reviewed annually and adjustments to base salaries are based on the scope of an executive’s responsibilities, individual contribution, prior experience and sustained performance. Decisions regarding salary increases also take into account the named executive officer’s current salary and the amounts paid to executive officers in the company’s peer group and other market data. With respect to base salary determinations prior to August 2007, our compensation committee believed that our executive base salaries should be targeted in the upper half of the range of salaries for executives in similar positions in private biotechnology companies, based on the Thelander Survey described above. We adopted this practice partly to enable us to recruit executives from areas of the United States that have a lower cost of living than San Diego, California. Since August 2007, base salary determinations have been made by reference to the peer group information compiled by Compensia and described above under the heading “— Compensation Consultant.” In addition to considering the competitive pay practices of other companies, we also consider the amounts paid to an executive officer’s peers inside our company by conducting an internal analysis which compares the pay of each executive officer to other members of the management team. Base salaries are also reviewed in the case of promotions or other significant changes in responsibility.

In January 2006, Dr. Tollefson and Mr. McKinney received 5% and 4% increases to their base salaries, respectively, as a cost of living adjustment. Each of our named executive officers received a 5% increase in his base salary in January 2007 as a cost of living adjustment. Other than with respect to Dr. Tollefson, who received an additional increase to his base salary in August 2007 as discussed below, these represent the only increases to our named executive officers’ base salaries from the levels set for such executives at the time of their initial hire prior to the December 2007 increases discussed below.

Based on its analysis, in August 2007 our compensation consultant reported to the compensation committee that the levels of our named executive officer base compensation provided during 2007 were, on average, between the 25th and 50th percentiles of our peer group, which is below our compensation committee’s targeted guidelines. As a result of that analysis, the compensation committee increased Dr. Tollefson’s base salary to $425,000 in connection with the negotiation of his amended employment agreement. The compensation committee determined that such increase was appropriate to bring Dr. Tollefson’s base salary into line with the 50th percentile of base salaries paid to the chief executive officers of companies in our peer group following a review of executive compensation data provided by our compensation consultant. The compensation committee, however, determined not to adjust 2007 base salaries for the other named executive officers in August 2007 and to make any necessary adjustments, at the same time that the compensation committee would consider standard annual increases for cost of living and merit adjustments.

The actual base salaries paid to all of our named executive officers for 2006 and 2007 are set forth in the “Summary Compensation Table” below.

In December 2007, the compensation committee set annual base salaries for our current executive officers to be in effect commencing January 1, 2008 through the next annual review. The 2008 base salaries for our current named executive officers are as follows:

			Increase
	Base Salary ($)		Over 2007 Base
Named Executive Officer	2007	2008	Salary (%)

Gary D. Tollefson, M.D., Ph.D.	425,000	425,000	—
Anthony A. McKinney	300,300	304,800	1.5
Graham K. Cooper	288,750	288,800	—
Eduardo Dunayevich, M.D.	252,000	265,300	5.3
Ronald P. Landbloom. M.D.	252,000	257,000	2.0

Dr. Tollefson and Mr. Cooper did not receive an increase to their base salaries for 2008 as their base salaries were already in line with the 50th percentile of base salaries paid to the chief executive officers and chief financial officers, respectively, of companies in our peer group following a review of executive compensation data provided by our compensation consultant. The remaining named executive officers each received an increase in his base salary for 2008 in order to bring such base salary into line with the 50th percentile of base salaries paid to comparable executives of companies in our peer group. The target base salary levels were set by our compensation committee based on executive compensation data provided by our compensation consultant. Dr. Dunayevich’s and Dr. Landbloom’s 2007 base salaries were well below the 50th percentile of our peer group targeted by our compensation committee. However, instead of implementing a significant increase in those base salaries at one time, our compensation committee determined to stagger the necessary increases over two years and their base salaries currently remain below our compensation committee’s stated base salary target.

Annual Cash Bonus.  In addition to base salaries, our compensation committee has the authority to award annual cash bonuses to our executive officers. It is the compensation committee’s objective to emphasize pay-for-performance and to have a significant percentage of each named executive officer’s total compensation contingent upon the company’s performance, as well as upon his individual level of performance and contribution toward the company’s performance. The compensation committee believes that the annual performance bonus provides incentives necessary to retain executive officers and reward them for short-term company performance.

For 2006, each of our executives was eligible to receive an annual bonus equal to up to 25% of his base salary. In 2006, the compensation committee awarded annual bonuses to Dr. Tollefson, Mr. McKinney, Mr. Cooper, Dr. Dunayevich and Dr. Landbloom in recognition of such executives’ outstanding individual performance. The compensation committee determined that such bonuses were warranted based on its members’ subjective assessment of our company’s performance in 2006 and each such executive’s individual performance in his position. Bonuses for those executives who commenced employment with Orexigen in 2006 were pro-rated for start date. The 2006 annual bonuses for each of our named executive officers are set forth below under the heading “Executive Compensation—Summary Compensation Table.”

For 2007, the target bonus level for each of our named executive officers were raised to 50% of base salary as a result of the analysis prepared by and the recommendation of our compensation consultant, which concluded that such increase was necessary to adjust our executives’ total cash compensation opportunity (base salary plus bonus) to the 75th percentile of our peer group. This increase is in line with our compensation committee’s targeted guideline. Based on its analysis, our compensation consultant reported to the compensation committee that the levels of our named executive officer target bonus compensation were generally below the 50th percentile of our peer group and were not sufficient to bring a named executive officer’s total cash compensation to the 75th percentile of our peer group, which is our compensation committee’s targeted guideline. Based on the same analysis, Dr. Tollefson’s target bonus level was increased to 60% of his base salary based on the same analysis and recommendation of Compensia. Dr. Tollefson’s target bonus is higher than that of our other named executive officers because market compensation levels for executive officers vary substantially based upon roles and responsibilities of the individual officer.

Dr. Tollefson’s total cash compensation is benchmarked against the 75th percentile for cash compensation for other chief executive officers in our peer group. As chief executives are generally paid more than the other members of their team, this benchmarking process has resulted in a compensation differential between our chief executive officer and our other named executive officers. There is no maximum bonus payable to our named executive officers. It is possible that the compensation committee could determine that the company’s or an individual officer’s performance merits total cash compensation in excess of such level and could award bonus compensation above the 50% of base salary target (60% with respect to our chief executive officer).

While the compensation committee intends to utilize annual bonuses to compensate the executives for outstanding corporate and individual performance, to date bonus determinations have been based on the compensation committee’s subjective assessment of both the company’s and each executive’s individual performance and not on performance relative to specific financial, operational or individual goals. For 2006 and 2007, the compensation committee did not establish or approve specific corporate or individual performance objectives against which to measure executive performance for such years. Instead, as stated above, the 2006 and 2007 bonus determinations reflect the compensation committee’s personal assessment of performance and the recommendation of members of management, such as Dr. Tollefson, and not the company’s or any individual executive’s performance against specific, pre-established performance objectives.

In determining the 2007 bonuses, the compensation committee determined to pay out 2007 bonuses to the named executive officers based on the company’s overall performance and the fact that all of such executives had met expectations for 2007. Where the compensation committee determined to pay out a named executive officer’s bonus in excess of his target bonus, it did so based on the compensation committee’s personal assessment of such executive’s performance. The compensation committee expects to adopt a more formal process for annual performance bonuses in 2008. As stated above, the target bonuses for our named executive officers were set to provide total cash compensation for our named executive officers at or near the 75th percentile of our peer group, pursuant to the compensation committee’s stated compensation philosophy. Due to the fact that certain of our named executive officers’ base salaries were not set at the 50th percentile of our peer group during 2007, as described above, those named executives’ total cash compensation was not at or near the 75th percentile level for 2007.

The 2007 annual bonuses for each of our named executive officers are set forth below under the heading “Executive Compensation — Summary Compensation Table.”

Long-Term Incentive Program.  We believe that long-term performance will be enhanced through stock option awards that reward our executives for maximizing stockholder value over time and that align the interests of our employees and management with those of stockholders. We use stock options as the primary incentive vehicle for long-term compensation opportunities because:

•	Stock options and the vesting period of stock options attract and retain executives. Because vesting is based on continued employment, our equity-based incentives also facilitate the retention of our named executive officers through the vesting period of the awards.

•	Stock options are performance based. Because all the value received by the recipient of a stock option is based on the growth of the stock price, stock options enhance the executives’ incentive to increase our stock price and maximize stockholder value.

•	Stock options help to provide a balance to the overall executive compensation program as base salary and our annual performance bonus program focus on short-term compensation, while stock options reward executives for increases in stockholder value over the longer term.

Our 2007 equity incentive award plan, or the 2007 plan, authorizes us to grant options to purchase shares of common stock to our employees, directors and consultants. Our compensation committee oversees the administration of our stock option plans. Stock option grants are made at the commencement of employment and, occasionally, following a significant change in job responsibilities or to meet other special retention objectives.

The compensation committee reviews and approves stock option awards to executive officers based upon a review of competitive compensation data, its assessment of individual performance, a review of each executive’s existing long-term incentives, and retention considerations. Periodic stock option grants are made at the discretion of the compensation committee to eligible employees and, in appropriate circumstances, the compensation committee considers the recommendations of members of management, such as Dr. Tollefson. In determining the size of the long-term equity incentives to be awarded to our named executive officers, we take into account a number of internal factors, such as the relative scope of their duties, the value of existing long-term incentive awards, individual performance history, prior contributions to the company, the size of prior grants and competitive market data. Based upon these factors, the compensation committee determines the size of the long-term equity incentives at levels it considers appropriate to create a meaningful opportunity for reward predicated on the creation of long-term stockholder value.

Based on the recommendation of our compensation consultant, the compensation committee intends to implement an annual grant program to ensure that our named executive officers’ equity compensation is competitive with our stated market guidelines (the 75th percentile of our peer group) and that the interests of our named executive officers are aligned with those of our stockholders.

In determining the number of stock options to be granted to executives, the compensation committee generally takes into account the percentages of ownership granted to executives in similar positions in the biotechnology industry, the individual’s ownership relative to other executives within the company, the individual’s position, scope of responsibility, ability to positively affect stockholder value, and the individual’s historic and recent performance. Beginning in mid-2007, equity target levels for our executives are set based on an evaluation of proxy statement and compensation survey data of the peer groups, as described above, and are intended to generally correspond to the 75th percentile of awards for such groups.

Stock options granted by us to have an exercise price equal to the fair market value of our common stock on the day of grant. Stock options granted in connection with the commencement of employment typically vest over a four-year period (with 25% vesting 12 months after the vesting commencement date and the remainder vesting ratably each month thereafter based upon continued employment). Stock options granted as annual refresher awards typically vest over a four-year period (vesting ratably each month based on continued employment). All stock options generally expire ten years after the date of grant. Incentive stock options also include certain other terms necessary to assure compliance with the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. The company has never granted stock options with an exercise price that is less than the fair market value of the company’s common stock on the grant date, as determined pursuant to our equity incentive plans. We do not have any security ownership requirements for our named executive officers.

The compensation committee has not granted, nor does it intend in the future to grant, equity compensation awards to employees in anticipation of the release of material nonpublic information that is likely to result in changes to the price of our common stock, such as a significant positive or negative earnings announcement. Similarly, the compensation committee has not timed, nor does it intend in the future to time, the release of material nonpublic information based on equity award grant dates.

In December 2007, our compensation committee awarded annual refresher stock option awards to each of our named executive officers. These stock option grants were determined based on the compensation committee’s evaluation of the factors described above and are described in more detail below under the heading “Executive Compensation — Grant of Plan-Based Awards.” Each of these stock option grants vests over four years in accordance with our standard vesting schedule for annual refresher awards, as described above.

Other Compensation.

Welfare Benefits.  Consistent with our compensation philosophy, we intend to continue to maintain our current benefits for our executive officers, including medical, dental, vision and life insurance coverage; however, the compensation committee in its discretion may revise, amend or add to the officer’s executive benefits if it deems it advisable. We have no current plans to change the levels of benefits currently provided to our executives.

Retirement Benefits.  We have a 401(k) plan in which substantially all of our employees are entitled to participate. Our 401(k) plan is intended to qualify as a tax qualified plan under the Internal Revenue Code. Employees contribute their own funds, as salary deductions, on a pre-tax basis. Contributions may be made up to plan limits, subject to government limitations. For 2008, this amount is up to $15,500, with an additional $5,000 “catch-up” contribution available for employees fifty years of age and older. Employee contributions are held and invested by the plan’s trustee.

Our 401(k) plan also permits matching and discretionary contributions, subject to established limits and a vesting schedule. Beginning in 2007, we provided a match of 3% of the amount of a participant’s salary deferral, to a maximum of 6% of the participant’s compensation for any payroll period as allowed by law. All of our named executive officers participated in the 401(k) plan and received matching funds for 2007.

Perquisites and Commuting and Relocation Expenses.

In connection with his commencement of employment in May 2006, we agreed to provide Mr. Cooper with certain commuting and temporary housing benefits in connection with his commute to San Diego. Mr. Cooper’s primary residence is in Oakland, California. We reimburse expenses of up to $3,000 per month towards such expenses.

During 2006, we also agreed to provide Mr. McKinney, Dr. Dunayevich and Dr. Landbloom with commuting expenses prior to their relocation to San Diego, California and certain relocation expenses incurred by each such executive in connection with moving his primary residence to the San Diego, California area and for the income taxes related to such benefits. For Mr. McKinney, these benefits included $165,968 of relocation expenses, $11,117 for commuting expenses, $20,841 for reimbursement of taxes, and $2,429 as reimbursement for other expenses. For Dr. Dunayevich, these benefits included $74,424 of relocation expenses, $6,205 for commuting expenses and $7,619 for reimbursement of taxes. For Dr. Landbloom, these benefits included $82,796 of relocation expenses, $4,976 for commuting expenses and $7,496 for reimbursement of taxes. Our compensation committee determined that such relocation and commuting benefits were reasonable and necessary in order to recruit these executives and to induce them to accept employment with us. Pursuant to our standard policy for such benefits, each executive is required to repay a pro rata portion of any relocation expenses paid by us on their behalf if they voluntarily terminate employment within one year of their hire date.

In addition, in 2006, Mr. McKinney and Drs. Landbloom and Dunayevich also received relocation or signing bonuses, which with respect to Drs. Landbloom and Dunayevich are subject to repayment (each to be forgiven by 50% on each of the first and second anniversaries of the executive’s employment commencement date). Such bonuses were $160,000 for Mr. McKinney and $100,000 for Drs. Landbloom and Dunayevich.

In August 2007, the compensation committee agreed to reimburse Dr. Tollefson up to $100,000 per calendar year for actual airfare expenses incurred in his commute from his principal residence in Indianapolis, Indiana to our headquarters in San Diego, California. Such airfare reimbursement will be pro-rated for any partial year of Dr. Tollefson’s employment. After a review of Dr. Tollefson’s total compensation as compared to our peer group compensation information, our compensation committee determined that such commuting benefits were reasonable and necessary in order to retain Dr. Tollefson. For the year ended December 31, 2007, we reimbursed $67,120 in commuting expenses to Dr. Tollefson.

Change in Control and Severance Arrangements.  We have entered into amended employment agreements with each member of our senior executive management team, including Dr. Tollefson, Mr. McKinney, Mr. Cooper, Dr. Dunayevich and Dr. Landbloom, which provide change in control and severance arrangements. These severance and change in control benefits and payments are designed to align executive and stockholder interests by enabling executives to consider corporate transactions that are in the best interests of the stockholders and our other constituents without undue concern over whether the transactions may jeopardize the executives’ own employment. Furthermore, the payments will provide incentive for the executives to continue to successfully negotiate such transactions from the early stages through closing. Such severance benefits are also designed to alleviate the financial impact of an involuntary termination through salary continuation. We believe that reasonable severance benefits for our executive officers are important because it may be difficult for our executive officers to find comparable employment within a short period of time following certain qualifying terminations.

These agreements are intended to be competitive within our industry and among companies of our size and to attract highly qualified individuals and encourage them to remain with our company. While these arrangements from an integral part of the total compensation provided to these individuals and are considered by the compensation committee when determining executive officer compensation, the decision to offer these benefits did not influence our compensation committee’s determinations concerning other direct compensation or benefit levels. In determining the severance benefits payable pursuant to the executive employment agreements, the compensation committee considered the input of our executives as to what they expected and what level of severance benefits would be sufficient to retain our current executive team and to recruit talented executives in the future. Each member of our executive team executed an employment agreement at the time of his initial hire, the terms of which were set by negotiation at that time. Over time, as more executives were added to our team, the employment agreements with such executives had become inconsistent with each other and different executives were entitled to different severance benefits solely based on their negotiating position at the time of their initial hire. In 2007, our compensation committee, following input from our executive team, determined that the severance benefits for each of our executives should be conformed with respect to the benefits available in the event of a termination without cause or resignation for good reason following a change in control. In making the decision to extend the benefits, our compensation committee relied on the assurances of its independent advisor that the programs are representative of market practice, both in terms of design and cost.

The amended employment agreements are described below under the heading “— Employment Agreements and Severance Benefits.”

Accounting and Tax Considerations

Accounting Considerations.  Effective January 1, 2006, we adopted the fair value provisions of Financial Accounting Standards Board Statement No. 123R, Share-Based Payment, or SFAS No. 123R. Under SFAS No. 123R, we are required to estimate and record an expense for each award of equity compensation (including stock options) over the vesting period of the award. The compensation committee has considered, and may in the future consider, the grant of restricted stock to our executive officers in lieu of stock option grants in light of the accounting impact of SFAS No. 123R with respect to stock option grants and other considerations. The compensation committee has not and does not presently expect to make any restricted stock awards.

Tax Deductibility of Executive Compensation.  The compensation committee and our board of directors have considered the potential future effects of Section 162(m) of the Internal Revenue Code on the compensation paid to our executive officers. Section 162(m) disallows a tax deduction for any publicly held corporation for individual compensation exceeding $1.0 million in any taxable year for any of the executive officers named in the proxy statement, unless compensation is performance based. We have adopted a policy that, where reasonably practicable, we will seek to qualify the variable compensation paid to our executive officers for an exemption from the deductibility limitations of Section 162(m).

In approving the amount and form of compensation for our executive officers, the compensation committee will continue to consider all elements of the cost to our company of providing such compensation, including the potential impact of Section 162(m).

Executive Compensation

Summary Compensation Table

The following table provides information regarding the compensation that we paid to each person serving as our chief executive officer or chief financial officer, and each of our other three most highly paid executive officers, sometimes referred to herein as our “named executive officers,” during the fiscal years ended December 31, 2006 and 2007.

								Change in
								Pension
								Value and
							Non-Equity	Nonqualified
							Incentive	Deferred
						Option	Plan	Compensation	All Other
		Salary	Bonus		Stock	Awards(1)	Compensation	Earnings	Compensation		Total
Name and Principal Position	Year	($)	($)		Awards	($)	($)	($)	($)		($)

Gary D. Tollefson, M.D., Ph.D.	2007	399,238	267,750		—	1,619,692	—	—	70,728	(2)	2,357,408
President, Chief Executive	2006	367,500	91,875		—	1,290,037	—	—	29,722	(3)	1,779,134
Officer and Member of the Board of Directors
Anthony A. McKinney	2007	299,704	150,150		—	277,500	—	—	—		727,354
Chief Operating Officer	2006	286,000	231,500	(4)	—	71,466	—	—	200,355	(5)	789,321
Graham K. Cooper	2007	288,177	147,288		—	431,228	—	—	37,898	(6)	904,591
Chief Financial Officer	2006	154,688	43,134		—	275,277	—	—	22,951	(7)	496,050
and Treasurer
Eduardo Dunayevich, M.D.	2007	251,500	132,300		—	555,000	—	—	—		938,800
Chief Medical Officer	2006	94,667	121,896	(4)	—	220,479	—	—	88,248	(8)	525,290
Ronald P. Landbloom, M.D.	2007	251,500	113,400		—	555,000	—	—	—		919,900
Vice President of Medical and	2006	80,000	115,781	(4)	—	162,699	—	—	95,268	(9)	453,748
Regulatory Affairs

(1)	The value of each of the option awards was computed in accordance with FAS 123(R) for 2006 without consideration of forfeitures. Valuation assumptions are described in Note 2 of Notes to Financial Statements.

(2)	Includes $67,120 for commuting expenses, including spousal travel, $3,008 for transporting an automobile and $600 for airline club memberships.

(3)	Includes $25,848 for commuting expenses and $3,874 of relocation expenses.

(4)	Includes a one-time bonus paid in connection with signing and relocation as follows: Anthony McKinney, $160,000; Eduardo Dunayevich, $100,000; and Ronald Landbloom, $100,000.

(5)	Includes $165,968 of relocation expenses, $11,117 for commuting expenses, $20,841 for reimbursement of taxes, and $2,429 as reimbursement for other expenses.

(6)	Includes $37,398 for commuting expenses for which Mr. Cooper had been reimbursed as of December 31, 2007 and an estimated $500 for commuting expenses for which Mr. Cooper had not yet been reimbursed.

(7)	Represents $22,951 for commuting expenses.

(8)	Includes $74,424 of relocation expenses, $6,205 for commuting expenses and $7,619 for reimbursement of taxes.

(9)	Includes $82,796 of relocation expenses, $4,976 for commuting expenses and $7,496 for reimbursement of taxes.

Grants of Plan-Based Awards

All plan based awards granted to our named executive officers are incentive stock options, to the extent permissible under the Internal Revenue Code. The exercise price per share of each option granted to our named executive officers was determined in good faith by our board of directors to be equal to the fair market value of our common stock as determined by our board of directors on the date of the grant. All options were granted under our 2004 and 2007 plans, as described below in the section entitled “Employee Benefit and Stock Plans.”

The following table presents information concerning grants of plan-based awards to each of the named executive officers during 2007.

		All Other Option
		Awards: Number
		of Securities	Exercise or Base	Grant Date Fair
		Underlying	Price of Option	Value of Option
		Options	Awards	Awards(2)
Name	Grant Date	(#)(1)	($/Sh)	($)

Gary D. Tollefson, M.D., Ph.D.	12/20/2007	80,000	14.26	742,400
Anthony A. McKinney	12/20/2007	45,000	14.26	417,600
Graham K. Cooper	12/20/2007	45,000	14.26	417,600
Eduardo Dunayevich, M.D.	12/20/2007	47,000	14.26	436,160
Ronald P. Landbloom. M.D.	12/20/2007	20,000	14.26	185,600

(1)	The option has a term of ten years and vests in accordance with the following schedule: 1/48th of the total number of shares vest on the first day of each of the immediately following calendar months following the grant date.

(2)	The value of option awards granted to our named executive officers was computed in accordance with FAS 123(R) without consideration of forfeitures. Valuation assumptions are described in Note 2 of Notes to Financial Statements.

Outstanding Equity Awards at Fiscal Year-End

The following table presents the outstanding equity awards held by each of the named executive officers as of December 31, 2007.

				Equity
				Incentive Plan
				Awards:
	Number of	Number of		Number of
	Securities	Securities		Securities
	Underlying	Underlying		Underlying
	Unexercised	Unexercised		Unexercised	Option	Option
	Options (#)	Options (#)		Unearned	Exercise	Expiration
Name	Exercisable	Unexercisable		Options (#)	Price ($)	Date

Gary D. Tollefson, M.D., Ph.D.	174,217	—	(1)	—	.60	5/26/2015
	499,999	166,667	(1)	—	.60	5/26/2015
	62,500	137,500	(1)	—	2.00	9/28/2016
	—	80,000	(1)	—	14.26	12/19/2017
Anthony A. McKinney	138,955	—	(2)	—	0.10	3/10/2015
	39,063	85,937	(1)	—	2.00	9/28/2016
	—	45,000	(1)	—	14.26	12/19/2017
Graham K. Cooper	254,944	—	(1)	—	.70	7/12/2016
	—	45,000	(1)	—	14.26	12/19/2017
Eduardo Dunayevich, M.D.	73,333	166,667	(2)	—	2.00	9/28/2016
	—	47,000	(1)	—	14.26	12/19/2017
Ronald P. Landbloom, M.D.	68,125	171,875	(2)	—	2.00	9/28/2016
	—	20,000	(1)	—	14.26	12/19/2017

(1)	1/48th of the total number of shares subject to the option vest monthly. The option has a ten year term from the date of grant.

footnotes continued on following page

(2)	25% of the total number of shares subject to the option vest at the end of the first year following the date of grant and the remainder vest 1/36th per month thereafter. The option has a ten year term from the date of grant.

Option Exercises and Stock Vested at Fiscal Year End

The following table presents certain information concerning the exercise of options by each of the named executive officers during the fiscal year ended December 31, 2007.

	Option Awards		Stock Awards
	Number of		Number of
	Shares	Value	Shares	Value
	Acquired on	Realized on	Acquired on	Realized on
Name of Executive Officer	Exercise (#)	Exercise ($)	Vesting (#)	Vesting ($)

Gary D. Tollefson, M.D., Ph.D.	30,000	431,449	—	—
Anthony A. McKinney	8,332	121,567	—	—
Graham K. Cooper	8,000	109,737	—	—
Eduardo Dunayevich, M.D.	10,000	124,170	—	—
Ronald P. Landbloom, M.D.	10,000	126,904	—	—

Pension Benefits

None of our named executive officers participates in or has account balances in qualified or non-qualified defined benefit plans sponsored by us.

Nonqualified Deferred Compensation

None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us. The compensation committee, which is comprised solely of independent directors, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the compensation committee determines that doing so is in our best interests.

Employment Agreements and Severance Benefits

We have entered into amended employment agreements with each of our named executive officers, as described below.

The base salaries of the executives are set forth in the employment agreements. The employment agreements provide that each executive shall be eligible for an annual performance bonus, equal to up to 50% of the executive’s base salary, except for Dr. Tollefson who is eligible to receive up to 60% of his base salary. Dr. Tollefson’s employment agreement also provides that we will reimburse him for actual airfare expenses incurred in his commute from his principal residence in Indianapolis, Indiana to our headquarters in San Diego, California up to $100,000 per calendar year. Such airfare reimbursement will be pro-rated for any partial year of Dr. Tollefson’s employment. Mr. McKinney and Drs. Landbloom and Dunayevich also received relocation or signing bonuses, which with respect to Drs. Landbloom and Dunayevich are subject to repayment (each to be forgiven by 50% on each of the first and second anniversaries of the executive’s employment commencement date). In addition, the employment agreements provide that each executive has been awarded a stock option upon or shortly after his commencement of employment with us. Each executive’s employment is at-will and may be terminated by us at any time, upon 30 days’ written notice. Similarly, each executive may terminate his employment with us at any time, upon 30 days’ written notice.

The employment agreements provide each executive with certain severance benefits in the event his employment is terminated by us other than for “cause,” as defined in the agreements, or if his employment is terminated by us other than for cause, or by the executive due to “constructive termination,” as defined in the employment agreements and described below, within the one-month period before the effective date of a change in control and the six-month period immediately following the effective date of a change in control. Specifically, if such termination occurs, each executive will receive any accrued but unpaid base salary as of the date of termination, and, provided that he first executes and does not revoke a general release, each executive is also entitled to continue to be compensated by us, his annual base salary as then in effect, for a period of nine months, payable on the regular payroll dates of our company.

The employment agreements also provide that, in connection with a change in control, 50% of the unvested underlying shares of common stock subject to the options held by the executive will become vested and exercisable, or our right of repurchase will expire and lapse with respect to 50% of the shares of common stock then subject to such right of repurchase, as applicable. (Such rights of repurchase provide that our company has the right to repurchase an executive’s shares of our common stock subject to an early exercised stock option upon the executive’s termination of service with us.) Thereafter, remaining shares of common stock subject to such options will vest and become exercisable, or our right of repurchase will expire with respect to any shares of common stock remaining subject to the right of repurchase, as applicable, in equal monthly installments over the 12 months following the effective date of the change in control; provided, however, that in the event that fewer than 12 months remain until an option is fully vested and exercisable, or the right of repurchase has lapsed in full, the vesting period of such option or the lapsing period of the right of repurchase, as applicable, will remain unchanged by the change in control. In addition, if the executive’s employment is terminated by us or a successor company of us other than for cause or is terminated by the executive due to constructive termination within the period beginning on the first day of the calendar month immediately preceding the calendar month in which the effective date of a change in control occurs and ending on the last day of the twelfth calendar month following the calendar month in which the effective date of a change in control occurs, then the option will vest and become exercisable, or the right of repurchase will expire, as applicable, in full with respect to all shares of our common stock, as of the date of such termination of employment.

The employment agreements also include standard noncompetition and nonsolicitation covenants on the part of the executives. The employment agreements provide that, during the term of each executive’s employment with us, he may not compete with our business in any manner, except that an executive may own equity positions in which he is a passive investor; provided that such passive investments will not require services on the part of the executive which would impair the performance of his duties under his employment agreement, and provided further that such other businesses are not engaged in any business competitive to our business. The employment agreements also provide that during the term of each executive’s employment with us and for one year following the executive’s termination of employment with us, the executive may not solicit our customers, employees or consultants. The employment agreements will also reaffirm the executives’ obligations under our standard employee proprietary information and inventions agreement to which each executive is a party.

Under the employment agreements, “cause” means, generally, (i) the executive’s conviction of or plea of guilty or nolo contendere to any felony or a crime of moral turpitude; (ii) the executive’s willful and continued failure or refusal to follow reasonable instructions of our chief executive officer or our board of directors or our reasonable policies, standards and regulations; (iii) the executive’s willful and continued failure or refusal to faithfully and diligently perform the usual, customary duties of his employment with us or our affiliates; (iv) unprofessional, unethical, immoral or fraudulent conduct by the executive; (v) conduct by the executive that materially discredits us or any of our affiliates or is materially detrimental to the reputation, character and standing of us or any of our affiliates; or (vi) the executive’s material breach of the proprietary information and inventions agreement to which each executive is a party. An event described under (ii) through (vi) of the preceding sentence will not be treated as “cause” until after the executive has been given written notice of such event, failure or conduct and he fails to cure such event, failure, conduct or breach within 30 days from the written notice.

Under the employment agreements, “constructive termination” means, generally, (i) a material reduction in the level of responsibility associated with the executive’s employment with us or any surviving entity (other than a change in job title or officer title); (ii) any reduction in the executive’s level of base salary; or (iii) a relocation of the executive’s principal place of employment by more than 50 miles (other than reasonable business travel required as part of the job duties associated with the executive’s position); provided, and only in the event that, such change, reduction or relocation is effected by us without cause and without the executive’s consent.

Under the employment agreements, “change in control” means the occurrence of any of the following events:

•	the direct or indirect acquisition by any person or related group of persons (other than the company or a person that directly or indirectly controls, is controlled by, or is under common control with, the company) of beneficial ownership (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act) of securities possessing more than 50% of our total combined voting power of outstanding securities pursuant to a tender or exchange offer made directly to our stockholders which our board of directors does not recommend such stockholders to accept;

•	a change in the composition of our board of directors over a period of 36 months or less such that a majority of our board members ceases, by reason of one or more contested elections for board membership, to be comprised of individuals who either (A) have been board members continuously since the beginning of such period, or (B) have been elected or nominated for election as board members during such period by at least a majority of the board members described in clause (A) who were still in office at the time such election or nomination was approved by our board of directors;

•	the consummation of any consolidation, share exchange or merger of us (A) in which our stockholders immediately prior to such transaction do not own at least a majority of the voting power of the entity which survives/results from that transaction, or (B) in which a stockholder of us who does not own a majority of our voting stock immediately prior to such transaction, owns a majority of our voting stock immediately after such transaction; or

•	the liquidation or dissolution of us or any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all our assets, including stock held in subsidiary corporations or interests held in subsidiary ventures.

Potential Payments Upon Termination Without Cause

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause on December 31, 2007. Amounts below reflect potential payments pursuant to the amended employment agreements for such named executive officers.

Salary
Continuation
Name of Executive Officer	($)

Gary D. Tollefson, M.D., Ph.D.	318,750
Anthony A. McKinney	225,000
Graham K. Cooper	219,600
Eduardo Dunayevich, M.D.	189,000
Ronald P. Landbloom, M.D.	189,000

Potential Payments Upon Termination Due to Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers if his employment had been terminated without cause or due to constructive termination upon a change in control on December 31, 2007, assuming that such termination occurred within the period beginning on the first day of the calendar month immediately preceding the calendar month in which the effective date of a change in control occurs and ending on the last day of the twelfth calendar month following the calendar month in which the effective date of a change in control occurs. Amounts below reflect potential payments pursuant to the amended employment agreements for such named executive officers.

		Value of
		Accelerated
	Salary	Equity
	Continuation	Awards
Name of Executive Officer	($)	($)

Gary D. Tollefson, M.D., Ph.D.	318,750	7,236,069
Anthony A. McKinney	225,000	2,434,294
Graham K. Cooper	219,600	2,950,158
Eduardo Dunayevich, M.D.	189,000	3,044,750
Ronald P. Landbloom. M.D.	189,000	2,734,219

Potential Payments Upon Change in Control

The following table sets forth quantitative estimates of the benefits that would have accrued to each of our named executive officers in connection with a change in control of our company, if such change in control had occurred on December 31, 2007. Amounts below reflect potential payments pursuant to the amended employment agreements for such named executive officers.

Value of
Accelerated
Equity
Awards(1)
Name of Executive Officer	($)

Gary D. Tollefson, M.D., Ph.D.	3,618,035
Anthony A. McKinney	1,217,147
Graham K. Cooper	1,475,079
Eduardo Dunayevich, M.D.	1,522,375
Ronald P. Landbloom, M.D.	1,367,109

(1)	In addition, the remaining unvested options held by each named executive officer would vest over the 12 months following the effective date of the change in control.

Proprietary Information and Inventions Agreement

Each of our named executive officers has also entered into a standard form agreement with respect to proprietary information and inventions. Among other things, this agreement obligates each named executive officer to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Director Compensation

In February 2007, our board of directors adopted a compensation program for our non-employee directors, or the Independent Director Compensation Policy. The Independent Director Compensation Policy became effective in April 2007. Pursuant to the Independent Director Compensation Policy, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$25,000 per year for service as a board member;

•	$10,000 per year for service as chairperson of the audit committee and $4,000 per year each for service as chairperson of the compensation committee or the nominating/corporate governance committee; and

•	$5,000 per year for service as a member of the audit committee and $2,000 per year for service as a member of the compensation committee or the nominating/corporate governance committee.

We also reimburse our non-employee directors for their reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

In addition, pursuant to the Independent Director Compensation Policy, our non-employee directors will receive initial and annual, automatic, non-discretionary grants of nonqualified stock options.

Each person who is initially elected or appointed to our board of directors after April 2007, and who is a non-employee director at the time of such initial election or appointment, will receive a nonqualified stock option to purchase 25,000 shares of our common stock on the date of such initial election or appointment. This option grant will vest in equal monthly installments over 36 months following the date of grant, subject to such director’s continuing service on our board of directors through such dates of vesting. In addition, on the date of each annual meeting, each individual who continues to serve as a non-employee director on such date will receive an automatic option grant to purchase an additional 12,500 shares of our common stock. This option grant will vest in equal monthly installments over 12 months following the date of grant, subject to the director’s continuing service on our board of directors through such dates of vesting.

The exercise price of each option granted to a non-employee director will be equal to 100% of the fair market value on the date of grant of the shares covered by the option. Options will have a maximum term of 10 years measured from the grant date, subject to termination in the event of the optionee’s cessation of board service.

Our Independent Director Compensation Policy provides that the options shall be granted under and shall be subject to the terms and provisions of the 2007 plan and shall be granted subject to the execution and delivery of option agreements.

All of our directors are eligible to participate in the 2007 plan. For a more detailed description of these plans, see “Employee Benefit and Stock Plans” below.

Summary Director Compensation

The following table summarizes cash and stock compensation earned by our directors for 2007.

	Fees Earned or	Option	All Other
	Paid in Cash	Awards	Compensation	Total
Name	($)	($)	($)	($)

Eckard Weber, M.D.	16,668	—	—	16,668
Louis C. Bock	22,670	—	—	22,670
Brian H. Dovey	20,669	—	—	20,669
Joseph S. Lacob	18,002	—	—	18,002
Michael F. Powell, Ph.D.	21,336	—	—	21,336
Daniel K. Turner III	24,670	—	—	24,670

Employee Benefit and Stock Plans

2007 Equity Incentive Award Plan

In February 2007, our board of directors approved the 2007 plan, which was approved by our stockholders in February 2007. The 2007 plan became effective on April 24, 2007, the day immediately prior to the date upon which we became subject to the reporting requirements of the Exchange Act.

We initially reserved 3,525,000 shares of our common stock for issuance under the 2007 plan, plus (i) 703,240 shares, the number of shares of our common stock remaining available for issuance and not subject to awards granted under the 2004 plan as of April 24, 2007, the effective date of the 2007 plan and (ii) the number of shares of our common stock subject to each award granted under the 2004 plan on or before April 24, 2007 as to which such award was not exercised prior to its expiration or cancellation or which are forfeited or repurchased by us. In addition, the 2007 plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the 2007 plan on January 1 of each year during the ten-year term of the 2007 plan, beginning on January 1, 2008. The annual increase in the number of shares shall be equal to the least of:

•	5% of our outstanding common stock on the applicable January 1;

•	2,000,000 shares of common stock; and

•	a lesser number of shares of our common stock determined by our board of directors.

In any event, the maximum aggregate number of shares that may be issued or transferred under the 2007 plan during the term of the 2007 plan may in no event exceed 25,000,000 shares. In addition, no participant in our 2007 plan may be issued or transferred more than 1,500,000 shares of common stock per fiscal year pursuant to awards under the 2007 plan; provided, however, that such limitation shall not apply until required for compliance with the rules described in Section 162(m) of the Internal Revenue Code.

As of December 31, 2007, options to purchase no shares of common stock had been exercised, options to purchase 593,632 shares of common stock were outstanding and 3,634,608 shares of common stock remained available for grant. As of December 31, 2007, the outstanding options were exercisable at a weighted average exercise price of approximately $14.63 per share.

The material terms of the 2007 plan are summarized below. The 2007 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

Administration.  The compensation committee of our board of directors administers the 2007 plan (except with respect to any award granted to “independent directors” (as defined in the 2007 plan), which must be administered by our full board of directors). To administer the 2007 plan, our compensation committee must consist of at least two members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code, an “outside director” for purposes of Section 162(m). Subject to the terms and conditions of the 2007 plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, the number of awards to grant, the number of shares to be subject to such awards, and the terms and conditions of such awards, and to make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2007 plan. Our compensation committee is also authorized to adopt, amend or revise rules relating to the administration of the 2007 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2007 plan. The full board of directors administers the 2007 plan with respect to awards to non-employee directors.

Eligibility.  Options, stock appreciation rights, or SARs, restricted stock and other awards under the 2007 plan may be granted to individuals who are then our officers, consultants or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our directors but only employees may be granted incentive stock options, or ISOs. The maximum number of shares of our common stock that may be subject to awards granted under the 2007 plan to any individual in any fiscal year cannot exceed 1,500,000; provided, however, that such limitation shall not apply until required for compliance with the rules described in Section 162(m) of the Internal Revenue Code.

Awards.  The 2007 plan provides that our compensation committee (or the board of directors, in the case of awards to non-employee directors) may grant or issue stock options, SARs, restricted stock, restricted stock units, dividend equivalents, performance share awards, performance stock units, stock payments, deferred stock, performance bonus awards, performance-based awards, and other stock-based awards, or any combination thereof. The compensation committee (or the board of directors, in the case of awards to non-employee directors) will consider each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of the company’s long-term goals. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified stock options, or NQSOs, will provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of common stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years

•	ISOs will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2007 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO is exercisable for no more than five years from the date of grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Typically, restricted stock may be forfeited for no consideration if the conditions or restrictions are not met, and they may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to the time when the restrictions lapse.

•	Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or on performance criteria established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	SARs may be granted in connection with a stock option, or independently. SAR rights typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option. Our compensation committee (or the board of directors, in the case of awards to non-employee directors) may elect to pay SARs in cash or in common stock or in a combination of cash and common stock.

•	Dividend equivalents are rights to receive the equivalent value of dividends paid on our common stock. They represent the value of the dividends per share paid by us, calculated with reference to the number of shares covered by stock options, stock appreciation rights, or other awards held by the participant.

•	Performance share awards are denominated in a number of shares of our common stock and which may be linked to one or more performance criteria determined appropriate by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Performance stock units are denominated in units of value including dollar value of shares of our common stock. They may provide for payment based on specific performance criteria determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Stock payments include payments in the form of common stock, options or other rights to purchase shares of our common stock and may be based upon specific performance criteria determined appropriate by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Deferred stock awards may provide for payment based on specified performance criteria determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors). Shares subject to deferred stock awards will not be issued until the awards have vested, and recipients of the deferred stock awards generally will have no voting or dividend rights prior to the time the vesting conditions are satisfied.

•	Performance-based awards include awards other than options or stock appreciation rights which comply with Internal Revenue Service, or IRS, requirements under Section 162(m) of the Internal Revenue Code for performance-based compensation. They may provide for payments based upon specific performance criteria determined appropriate by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Performance bonus awards may be granted in the form of a cash bonus payable upon the attainment of performance goals established by our compensation committee (or the board of directors, in the case of awards to non-employee directors) and relate to specific performance criteria determined appropriate by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

•	Other stock-based awards provide participants with shares of our common stock or the right to purchase shares of our common stock or that have a value derived from the value of, or an exercise or conversion privilege at a price related to, or that are otherwise payable in shares of our common stock and which may be linked to specific performance criteria determined appropriate by our compensation committee (or the board of directors, in the case of awards to non-employee directors), in each case over a period or periods determined by our compensation committee (or the board of directors, in the case of awards to non-employee directors).

Change in Control.  The 2007 plan contains a change in control provision, which provides that in the event of a change in control of our company (for example, if we are acquired by merger or asset sale) where the acquiror does not assume awards granted under the 2007 plan, awards issued under the 2007 plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable.

Section 162(m) Limitation.  In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” if an independent compensation committee determines performance goals, and if the material terms of the performance-based compensation are disclosed to and approved by our stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee. The 2007 plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the 2007 plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (i) the first material modification of the 2007 plan, (ii) the issuance of all employer stock that has been allocated under the 2007 plan, (iii) the expiration of the 2007 plan, (iv) the first annual meeting of stockholders at which directors are to be elected that occurs after the close of calendar year 2010, or (v) such other date required by Section 162(m) of the Internal Revenue Code. After the transition date, rights or awards granted under the 2007 plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders.

We have attempted to structure the 2007 plan in such a manner that, after the transition date, the compensation attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

Section 409A Requirements.  Section 409A of the Internal Revenue Code provides certain new requirements for non-qualified deferred compensation arrangements. Certain awards under the 2007 plan are subject to the requirements of Section 409A, in form and in operation, such as restricted stock unit awards. We intend that all 2007 plan awards that are subject to Section 409A will satisfy the requirements of Section 409A. However, if a 2007 plan award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation.

Amendment and Termination of the 2007 Plan.  Our compensation committee, with the approval of our board of directors, may terminate, amend or modify the 2007 plan. However, stockholder approval of any amendment to the 2007 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2007 plan that increases the number of shares available under the 2007 plan, permits our compensation committee (or our board of directors, in the case of awards to non-employee directors) to grant options with an exercise price that is below the fair market value on the date of grant, or permits our compensation committee (or our board of directors, in the case of awards to non-employee directors) to extend the exercise period for an option beyond ten years from the date of grant. If not terminated earlier by the compensation committee or the board of directors, the 2007 plan will terminate on the tenth anniversary of the date of its initial approval by our board of directors.

Non-Employee Director Awards.  The 2007 plan permits our board to grant awards to our non-employee directors pursuant to a written non-discretionary formula established by the plan administrator. Pursuant to this authority, our board has adopted the Independent Director Compensation Policy. For a further description of non-employee director awards see “Director Compensation.”

2004 Stock Plan

Our 2004 stock plan, or 2004 plan, was initially adopted by our board of directors and approved by our stockholders in January 2004. As of December 31, 2007, options to purchase 176,305 shares of common stock had been exercised and options to purchase 2,279,730 shares of common stock were outstanding. As of December 31, 2007, the outstanding options were exercisable at a weighted average exercise price of approximately $1.48 per share. The material terms of the 2004 plan are summarized below. The 2004 plan is filed as an exhibit to the registration statement of which this prospectus is a part.

No Further Grants.  No additional awards will be granted under the 2004 plan.

Administration.  Our board of directors administers the 2004 plan, and it may in turn delegate authority to administer the plan to a committee. Subject to the terms and conditions of the 2004 plan, the administrator has the authority to determine the terms and conditions of the awards granted under the 2004 plan, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2004 plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the 2004 plan, to the extent permitted by the applicable laws.

Eligibility.  Options and restricted stock under the 2004 plan may be granted to individuals who are then our officers or employees or are the officers or employees of any of our subsidiaries. Such awards may also be granted to our non-employee directors or consultants, but only employees may be granted incentive stock options.

Awards.  The 2004 plan provides that our board of directors or a committee appointed by our board of directors to administer the 2004 plan may grant or issue stock options and restricted stock. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	NQSOs provide for the right to purchase shares of our common stock at a specified price, which for purposes of the 2004 plan may be no less than 85% of the fair market value on the date of grant if required by applicable laws and, if not so required, shall be such price as determined by our compensation committee, and usually will become exercisable (at the discretion of our board of directors (or, following completion of this offering, our compensation committee)) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee. Under the 2004 plan, in the case of a nonstatutory stock option granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value on the date of grant if required by applicable laws and, if not so required, shall be such price as determined by our board of directors (or, following the completion of this offering, our compensation committee). Under the 2004 plan, in the case of a nonstatutory stock option granted on any date on which our common stock is a security listed on a national securities exchange or national market system to any eligible person, the exercise price shall be such price as determined by our compensation committee provided that if such eligible person is, at the time of the grant of such option, a named executive, the exercise price shall be no less than 100% of the fair market value on the date of grant if such option is intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code. Notwithstanding the foregoing, nonstatutory stock options may be granted with an exercise price other than as required above pursuant to a merger or other corporate transaction described below. Nonstatutory stock options may be granted for a maximum 10-year term.

•	ISOs are designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code and as further described above in connection with the 2007 plan. Under the 2004 plan, in the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock, the 2004 plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO is exercisable for no more than five years from the date of grant; or granted to any other employee, the exercise price must be at least 100% of the fair market value of a share of common stock on the date of grant and the ISO may be granted for a maximum 10-year term. Any ISO granted under the 2004 plan is exercisable at such times and under such conditions as determined by our compensation committee, consistent with the terms of the 2004 plan and reflected in the applicable option agreement, including vesting requirements and/or performance criteria.

Change in Control.  In the event of a change in control where the acquiror does not assume awards granted under the 2004 plan and does not substitute substantially similar awards for those outstanding under the 2004 plan, awards issued under the 2004 plan will terminate upon the consummation of the transaction. Under the 2004 plan, a change in control is generally defined as:

•	a merger, consolidation or other business combination transaction with or into another corporation, entity or person, or the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of our capital stock; or

•	a sale of all or substantially all of our assets.

Amendment and Termination of the 2004 Plan.  Our board of directors may terminate, amend or modify the 2004 plan. However, stockholder approval of any amendment to the 2004 plan will be obtained to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule. If not terminated earlier by our board of directors the 2004 plan will terminate in January 2014.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our amended and restated bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our amended and restated bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information about the beneficial ownership of our common stock at December 31, 2007, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each named executive officer;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of each beneficial owner listed on the table is c/o Orexigen Therapeutics, Inc., 12481 High Bluff Drive, Suite 160, San Diego, CA 92130. We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us by the stockholders, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership “prior to offering” on 26,982,601 shares of common stock outstanding on December 31, 2007, and our calculation of the percentage of beneficial ownership “after offering” on 33,982,601 shares of common stock outstanding upon completion of this offering, which includes the 7,000,000 shares we are offering but does not include up to 1,050,000 shares that would be required to be issued by us in the event the overallotment option is exercised by the underwriters and for any reason one or more of the selling stockholders fails to sell its shares as currently contemplated. For more information regarding the shares that may be sold by the selling stockholders to cover the underwriters’ overallotment option, see “— Selling Stockholders” below. No other stockholder is participating in this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of December 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

		Percentage of
		Common Stock
	Number of Shares	Beneficially Owned
	Beneficially	Prior to	After
Beneficial Owner	Owned	Offering	Offering

5% or Greater Stockholders:
Funds affiliated with Domain Associates, L.L.C.(1)	3,629,770	13.5%	10.7%
One Palmer Square, Suite 515 Princeton, NJ 08542
Funds affiliated with Sofinnova Venture Partners VI, L.P.(2)	2,822,854	10.5	8.3
140 Geary Street, Tenth Floor
San Francisco, CA 94108
FMR LLC(3)	2,730,122	10.1	8.0
82 Devonshire Street Boston, MA 02109
Scale Venture Partners II, LP(4)	2,717,445	10.1	8.0
950 Tower Lane, Suite 700 Foster City, CA 94404
Funds affiliated with Kleiner Perkins Caufield & Byers(5)	2,648,215	9.8	7.8
2750 Sand Hill Road Menlo Park, CA 94025

		Percentage of
		Common Stock
	Number of Shares	Beneficially Owned
	Beneficially	Prior to	After
Beneficial Owner	Owned	Offering	Offering

Funds affiliated with Montreux Equity Partners(6)	1,398,712	5.2%	4.1%
3000 Sand Hill Road Bldg #1, Suite 260 Menlo Park, CA 94025
Directors and Executive Officers:
Gary D. Tollefson, M.D., Ph.D.(7)	915,049	3.3	2.6
Anthony A. McKinney(8)	199,683	*	*
Graham K. Cooper(9)	256,819	*	*
Eduardo Dunayevich, M.D.(10)	85,707	*	*
Ronald P. Landbloom, M.D.(11)	79,373	*	*
Eckard Weber, M.D.	810,000	3.0	2.4
Louis C. Bock(4)	—	—	—
Brian H. Dovey(1)	3,649,898	13.5	10.7
Joseph S. Lacob(5)	2,674,588	9.9	7.9
Michael F. Powell, Ph.D.(2)	2,822,854	10.5	8.3
Daniel K. Turner III(6)	1,398,712	5.2	4.1
Executive officers and directors as a group (16 persons)(12)	13,104,167	45.9	36.9

*	Represents beneficial ownership of less than one percent of our outstanding common stock.

(1)	Includes 3,543,832 shares of common stock held by Domain Partners V, L.P., 83,975 shares of common stock held by DP V Associates, L.P. and 1,963 share of common stock held by Domain Associates, L.L.C. The voting and disposition of the shares held by Domain Partners V, L.P. and DP V Associates, L.P. is determined by the managing members of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P. The managing members of Domain Associates, L.L.C. share voting and dispositive power with respect to the shares held by Domain Associates, L.L.C. Dr. Weber, the chairman of our board of directors, is an employee of Domain Associates, L.L.C., the manager of Domain Partners V, L.P. and DP V Associates, L.P. Dr. Weber has no ownership interest, or voting or investment power with respect to the shares held by Domain Partners V, L.P., DP V Associates, L.P. and Domain Associates, L.L.C. Mr. Dovey, a member of our board of directors, is a managing member of Domain Associates, L.L.C. and One Palmer Square Associates V, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. Mr. Dovey also directly holds 20,128 shares of common stock. Information regarding these shares is based on the Form 4’s filed by Domain Partners V, L.P. and DP V Associates, L.P with the SEC on November 29, 2007, the Form 3 filed by Domain Associates, L.L.C. with the SEC on November 29, 2007 and the Form 4 filed by Mr. Dovey with the SEC on November 29, 2007.

(2)	Includes 2,329,551 shares held by Sofinnova Venture Partners VI, L.P., 461,548 shares held by Sofinnova Venture Partners VI GmbH & Co. KG. and 31,755 shares held by Sofinnova Venture Affiliates VI, L.P. The voting and disposition of the shares held by Sofinnova Venture Partners VI, L.P. and Sofinnova Venture Affiliates VI, L.P. are determined by Sofinnova Management VI, L.L.C., which is the general partner of each. The voting and disposition of the shares held by Sofinnova Venture Partners VI GmbH & Co. KG. are determined by Sofinnova Management VI, L.L.C., which is the managing limited partner of Sofinnova Venture Partners VI GmbH & Co. KG. Dr. Powell, a member of our board of directors, is a managing member of Sofinnova Management VI, L.L.C. Dr. Powell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

footnotes continued on following page

(3)	Based on the information provided in a Schedule 13G filed on December 10, 2007. According to the Schedule 13G, FMR LLC has sole dispositive power over all such shares and sole voting power of 456,600 shares.

(4)	The voting and disposition of the shares held by Scale Venture Partners II, LP is determined by a majority in interest of the six managers of Scale Venture Management II, LLC, the ultimate general partner of Scale Venture Partners II, LP. Mr. Bock is one of the managers of Scale Venture Management II, LLC and as such has a pecuniary interest in such shares, but has no voting or investment power with respect to such shares. Mr. Bock disclaims beneficial ownership of the shares held by Scale Venture Partners II, LP, except to the extent of his proportionate pecuniary interest therein. Information regarding these shares is based on the Form 4 filed by Scale Venture Partners II, LP with the SEC on November 21, 2007.

(5)	Includes 2,575,573 shares beneficially held by Kleiner Perkins Caufield & Byers X-A, L.P. (“X-A LP”) and 72,642 shares beneficially held by Kleiner Perkins Caufield & Byers X-B, L.P. (“X-B LP”). Excludes, in the case of X-A LP and X-B LP (collectively, the “KPCB Funds”), 26,373 shares beneficially held by Mr. Lacob and excludes, in the case of the KPCB Funds and Mr. Lacob, 1,089,219 shares held in the name of “KPCB Holdings, Inc. as nominee” for the account of certain other individuals and entities. KPCB Holdings, Inc., which is affiliated with the KPCB Funds, has no voting, dispositive or pecuniary interest in any of the shares that it holds. Lacob Ventures, LLC, whose manager is Mr. Lacob, a member of our board of directors, is a manager of the general partners of the KPCB Funds and has shared voting and investment power over the shares held by the KPCB Funds. Mr. Lacob disclaims beneficial ownership of any of the shares held by KPCB Holdings, Inc. and the KPCB Funds, except to the extent of his pecuniary interest therein. Information regarding these shares is based on Form 4’s filed by the KPCB Funds with the SEC on May 3, 2007.

(6)	Includes 699,356 shares of common stock held by Montreux Equity Partners III SBIC, LP and 699,356 shares of common stock held by Montreux Equity Partners II SBIC, LP. The voting and disposition of the shares held by Montreux Equity Partners III SBIC, LP and Montreux Equity Partners II SBIC, LP are determined by Montreux Equity Management III SBIC, LLC and Montreux Equity Management II SBIC, LLC, respectively. Mr. Turner is a managing member of Montreux Equity Management III SBIC, LLC and Montreux Equity Management II SBIC, LLC. Mr. Turner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(7)	Dr. Tollefson has the right to acquire these shares pursuant to outstanding options which are or will be immediately exercisable within 60 days of December 31, 2007, 254,008 of which would be subject to our right of repurchase within 60 days of December 31, 2007.

(8)	Includes 185,100 shares Mr. McKinney has the right to acquire pursuant to outstanding options which are or will be immediately exercisable within 60 days of December 31, 2007, 33,754 of which would be subject to our right of repurchase within 60 days of December 31, 2007.

(9)	Mr. Cooper has the right to acquire these shares pursuant to outstanding options which are immediately exercisable, 147,906 of which would be subject to our right of repurchase within 60 days of December 31, 2007.

(10)	Dr. Dunayevich has the right to acquire these shares pursuant to outstanding options which are or will be immediately exercisable within 60 days of December 31, 2007.

(11)	Dr. Landbloom has the right to acquire these shares pursuant to outstanding options which are or will be immediately exercisable within 60 days of December 31, 2007.

(12)	Includes 1,552,140 shares of common stock subject to outstanding options which are or will be immediately exercisable within 60 days of December 31, 2007, 435,667 of which would be subject to our right of repurchase within 60 days of December 31, 2007. Includes 14,583 shares acquired upon the exercise of options, none of which will be subject to our right of repurchase within 60 days of December 31, 2007.

Selling Stockholders

The following table sets forth information regarding the ownership of shares of our common stock assuming the underwriters’ overallotment option is exercised in full and all of the shares offered by the selling stockholders are sold to cover the exercise of such option:

	Number of Shares
	Offered in	Shares Beneficially Owned
	Overallotment	After the Offering
Beneficial Owner	Option	Number	Percentage

Funds affiliated with Sofinnova Venture Partners VI, L.P.	425,000	2,397,854	7.1%
Scale Venture Partners II, LP	425,000	2,292,445	6.7
Eckard Weber, M.D.	200,000	610,000	1.8

If the underwriters exercise the overallotment option in whole or in part, and for any reason one or more of the selling stockholders fails to sell its shares as currently contemplated, we will issue a sufficient number of shares at the public offering price, less the underwriting discount, to allow the underwriters to complete such exercise of their option.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, since our inception, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	a director, executive officer, holder of more than 5% of our common stock or any member of their immediate family had or will have a direct or indirect material interest.

We also describe below certain other transactions with our directors, executive officers and stockholders. Although we have had no formal written policy prior to our initial public offering, or IPO, in May 2007, we now have a written policy which requires that any transaction with a related party required to be reported under applicable Securities and Exchange Commission rules, other than compensation-related matters, be reviewed and approved by our Audit Committee. We have not and will not adopt written procedures for review of, or standards for approval of, these transactions, but instead we intend to review such transactions on a case by case basis. In addition, our Compensation Committee will approve all compensation-related policies.

Preferred Stock Issuances

In January 2004, we issued in a private placement an aggregate of 9,322,035 shares of Series A preferred stock at a per share price of $1.18, for aggregate consideration of $11.0 million. In April and May 2005, we issued in a private placement an aggregate of 14,830,509 shares of Series B preferred stock at a per share price of $2.36, for aggregate consideration of $35.0 million. In November 2006, we issued in a private placement 8,771,930 shares of Series C preferred stock at a per share price of $3.42, for aggregate consideration of $30.0 million. In May 2007, upon completion of our IPO, all of these shares of preferred stock converted into shares of our common stock.

The following table sets forth the aggregate number of these securities acquired by the listed directors, executive officers or holders of more than 5% of our common stock, or their affiliates:

	Shares of Preferred Stock
Investor	Series A	Series B	Series C

Funds affiliated with Domain Associates, L.L.C.(1)	3,389,831	2,311,248	1,826,536
Funds affiliated with Kleiner Perkins Caufield & Byers(2)	3,389,831	2,311,248	1,826,536
Funds affiliated with Sofinnova Venture Partners VI, L.P.(3)	2,542,373	1,733,436	1,369,902
Scale Venture Partners II, LP(4)	—	4,237,289	1,357,561
Funds affiliated with Montreux Equity Partners(5)	—	2,118,644	678,780
Morgenthaler Partners VII, L.P.(6)	—	1,694,915	543,025

(1)	Includes 3,311,602 shares of Series A preferred stock, 2,257,910 shares of Series B preferred stock and 1,784,384 shares of Series C preferred stock held by Domain Partners V, L.P., and 78,229 shares of Series A preferred stock, 53,338 shares of Series B preferred stock, and 42,152 shares of Series C preferred stock held by DP V Associates, L.P. The voting and disposition of the shares held by Domain Partners V, L.P. and DP V Associates, L.P. is determined by the managing members of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P. Dr. Weber, the chairman of our board of directors, is an employee of Domain Associates, L.L.C., the manager of Domain Partners V, L.P. and DP V Associates, L.P. Dr. Weber has no ownership interest, or voting or investment power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P. Mr. Dovey, a member of our board of directors, is a managing member of One Palmer Square Associates V, L.L.C. and disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

footnotes continued on following page

(2)	Includes 5,151,147 shares beneficially held by Kleiner Perkins Caufield & Byers X-A, L.P. (“X-A LP”) and 145,283 shares beneficially held by Kleiner Perkins Caufield & Byers X-B, L.P. (“X-B LP” and together with X-A LP, the “KPCB Funds”). Also, includes for purposes of this table, 52,747 shares beneficially held by Mr. Lacob and 2,178,438 shares held in the name of “KPCB Holdings, Inc. as nominee” for the account of certain other individuals and entities. KPCB Holdings, Inc., which is affiliated with the KPCB Funds, has no voting, dispositive or pecuniary interest in any of the shares that it holds. Lacob Ventures, LLC, whose manager is Mr. Lacob, a member of our board of directors, is a manager of the general partners of the KPCB Funds and has shared voting and investment power over the shares held by the KPCB Funds. Mr. Lacob disclaims beneficial ownership of any of the shares held by KPCB Holdings, Inc. and the KPCB Funds, except to the extent of his pecuniary interest therein.

(3)	Includes 2,098,085 shares of Series A preferred stock, 1,430,512 shares of Series B preferred stock and 1,130,507 shares of Series C preferred stock held by Sofinnova Venture Partners VI, L.P., 415,688 shares of Series A preferred stock, 283,424 shares of Series B preferred stock and 223,984 shares of Series C preferred stock held by Sofinnova Venture Partners VI GmbH & Co. KG. and 28,600 shares of Series A preferred stock, 19,500 shares of Series B preferred stock, and 15,411 shares of Series C preferred stock held Sofinnova Venture Affiliates VI, L.P. The voting and disposition of the shares held by Sofinnova Venture Partners VI, L.P. and Sofinnova Venture Affiliates VI, L.P. are determined by Sofinnova Management VI, L.L.C., which is the general partner of each. The voting and disposition of the shares held by Sofinnova Venture Partners VI GmbH & Co. KG. are determined by Sofinnova Management VI, L.L.C., which is the managing limited partner of Sofinnova Venture Partners VI GmbH & Co. KG. Dr. Powell, a member of our board of directors, is a managing member of Sofinnova Management VI, L.L.C. Dr. Powell disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(4)	The voting and disposition of the shares held by Scale Venture Partners II, LP is determined by a majority in interest of the six managers of Scale Venture Management II, LLC, the ultimate general partner of Scale Venture Partners II, LP. Mr. Bock is one of the managers of Scale Venture Management II, LLC and as such has a pecuniary interest in such shares, but has no voting or investment power with respect to such shares. Mr. Bock disclaims beneficial ownership of the shares held by Scale Venture Management II, LLC, except to the extent of his proportionate pecuniary interest therein.

(5)	Includes 1,059,322 of Series B preferred stock and 339,390 shares of Series C preferred stock held by Montreux Equity Partners III SBIC, LP and 1,059,322 of Series B preferred stock and 339,390 shares of Series C preferred stock held by Montreux Equity Partners II SBIC, LP. The voting and disposition of the shares held by Montreux Equity Partners III SBIC, LP and Montreux Equity Partners II SBIC, LP are determined by Montreux Equity Management III SBIC, LLC and Montreux Equity Management II SBIC, LLC, respectively. Mr. Turner is a managing member of Montreux Equity Management III SBIC, LLC and Montreux Equity Management II SBIC, LLC. Mr. Turner disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(6)	The voting and disposition of the shares held by Morgenthaler Partners VII, L.P., which was a 5% stockholder at the time of the preferred stock issuances and at the time of our initial public offering, is determined by Morgenthaler Management Partners VII, LLC, which is the managing general partner of Morgenthaler Partners VII, L.P. Robert C. Bellas, Jr., Greg E. Blonder, James W. Broderick, Daniel F. Farrar, Andrew S. Lanza, Theodore A. Laufik, Gary R. Little, John D. Lutsi, Gary J. Morgenthaler, Robert D. Pavey, G. Gary Shaffer, Alfred J.V. Stanley and Peter G. Taft are managing members of Morgenthaler Management Partners VII, LLC and share voting and investment control over the shares held by Morgenthaler Partners VII, L.P. Each managing member disclaims beneficial ownership of these shares, except to the extent of his or her pecuniary interest therein.

Common Stock Issuances

In September 2002, we issued to one of our co-founders a total of 650,000 shares of common stock for services rendered valued at $1,300. From June 2003 through December 2003, we issued in private placements a total of 947,100 shares of common stock for aggregate consideration of $1,894 to directors, executive officers, stockholders or their affiliates. The following table sets forth these issuances:

Investor	Common Stock

Michael A. Cowley, Ph.D.	216,500
Eckard Weber, M.D.	650,000
Funds affiliated with Domain Associates, L.L.C.(1)	260,000
John Crowley and affiliated family trusts(2)	470,600

(1)	Includes 254,000 shares held by Domain Partners V, L.P., all of which have since been distributed to the partners of Domain Partners V, L.P, and 6,000 shares held by DP V Associates, L.P, all of which have since been sold. Dr. Weber, the chairman of our board of directors, is an employee of Domain Associates, L.L.C., the manager of Domain Partners V, L.P. and DP V Associates, L.P. Dr. Weber has no ownership interest, or voting or investment power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P.

(2)	Effective January 2005, Mr. Crowley resigned as our Chief Executive Officer. Of these 470,600 shares, 267,096 were repurchased by us.

Investors’ Rights Agreement

We have entered into an agreement, as amended, with certain of our stockholders who purchased shares of our preferred stock prior to our IPO that provides for certain rights relating to the registration of the shares of common stock issued to them upon the conversion of their preferred stock in connection with our IPO in May 2007. These rights will terminate upon the earlier of May 2013 or for any particular holder with registration rights, at such time when all securities held by that stockholder that are subject to such registration rights may be sold in a transaction or series of transactions within one trading day pursuant to Rule 144 under the Securities Act. All holders of our preferred stock immediately prior to our initial public offering are parties to this agreement. See “Description of Capital Stock — Registration Rights” for additional information.

Voting Agreement

Pursuant to a voting agreement originally entered into in July 2004 and most recently amended in November 2006 by and among us and certain of our stockholders, the following directors were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve: Drs. Weber, Tollefson and Powell and Messrs. Dovey, Lacob, Bock and Turner. Pursuant to the voting agreement, Dr. Tollefson, as our president and chief executive officer, and Dr. Weber were initially selected to serve on our board of directors as representatives of our common stock, as designated by a majority of our common stockholders. Dr. Powell and Messrs. Dovey, Lacob, Bock and Turner were initially selected to serve on our board of directors as representatives of our preferred stock, as designated by Sofinnova Venture Partners VI, L.P., Domain Partners V, L.P., KPCB Holdings, Inc., as nominee, Scale Venture Partners II, LP and Montreux Equity Partners II SBIC, LP, respectively.

The voting agreement terminated upon the completion of our IPO, and members previously elected to our board of directors pursuant to this agreement will continue to serve as directors until they resign, are removed or their successors are duly elected by holders of our common stock.

Employment Agreements

We have entered into employment agreements with Gary D. Tollefson, M.D., Ph.D., our President and Chief Executive Officer, Anthony A. McKinney, our Chief Operating Officer, Graham K. Cooper, our Chief

Financial Officer, Michael A. Cowley, Ph.D., our Chief Scientific Officer, Eduardo Dunayevich, M.D., our Chief Medical Officer, Heather D. Turner, our Vice President, General Counsel and Secretary, Ronald P. Landbloom, M.D., our Vice President of Medical and Regulatory Affairs, Walter Piskorski, our Vice President of Technical Operations, James C. Lancaster, Jr., our Vice President of Commercial Operations and Franklin P. Bymaster, our Vice President of Neuroscience. For further information, see “Management—Employment Agreements.”

Indemnification of Officers and Directors

Our amended and restated certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Management—Limitations of Liability and Indemnification Matters.”

Consulting Agreements

In January 2005, we entered into a consulting agreement with Mr. Crowley, our former chief executive officer. Under this consulting agreement, Mr. Crowley agreed to provide consulting services for us on such projects as requested by our chief executive officer. As consideration for his services, we agreed not to exercise our right of repurchase with respect to 46,638 shares then owned by Mr. Crowley. We had a right to repurchase these unvested shares, which were acquired upon the early exercise of a stock option previously granted to Mr. Crowley, at a price of $0.002 per share, which is the original purchase price, at any time Mr. Crowley ceased, for any reason, to serve as an employee, officer, director, or consultant to us. This agreement terminated as of January 2006.

In February 2005, we entered into a consulting agreement with Dr. Weber, chairman of our board of directors and our former chief executive officer. Under this consulting agreement, Dr. Weber agreed to provide services as our interim chief executive officer. As compensation for his services, we paid Dr. Weber a total of $98,311 in 2005. We ceased making payments to Dr. Weber under this agreement in July 2005.

Other Transactions and Arrangements

Domain Partners V, L.P and DP V Associates, L.P., two of our common stockholders, both of which are venture capital funds affiliated with Domain Associates, L.L.C., loaned us an aggregate of $1,650,000 and $15,000 during the years ended December 31, 2003 and 2004, respectively. One of our founding stockholders and chairman of our board of directors, Eckard Weber, M.D., is an employee of Domain Associates, L.L.C., a holder of our common stock and the manager of Domain Partners V, L.P. and DP V Associates, L.P. The notes issued to each of Domain Partners V, L.P and DP V Associates, L.P. pursuant to these loans accrued interest from the date of issuance at an annual rate of 6.25% and matured in January 2004. During January 2004, the principal amounts outstanding under these notes and all accrued interest thereunder, totaling $55,747, were converted into 1,458,259 shares of our Series A preferred stock, of which Domain Partners V, L.P was issued 1,424,900 shares and DP V Associates, L.P. was issued 33,359 shares. Dr. Weber has no ownership interest, or voting or investment power with respect to the shares held by Domain Associates, L.L.C., Domain Partners V, L.P. and DP V Associates, L.P. Additionally, Brian Dovey, a member of our board of directors, is a managing member of Domain Associates, L.L.C. and One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P.

During the years ended December 31, 2004, 2005 and 2006, we reimbursed Domain Associates L.L.C. for certain expenses incurred on our behalf. These expenses, which included amounts for rent, totaled $27,535, $9,715 and $28,454 for the years ended December 31, 2004, 2005 and 2006, respectively. Rent expense paid under a month-to-month rental agreement to Domain Associates L.L.C. totaled $22,825, $1,900 and $23,500 for the years ended December 31, 2004, 2005 and 2006, respectively.

In August 2006, we entered into a research agreement with Oregon Health & Science University, or OHSU, one of our stockholders, for work conducted by the laboratory of our co-founder and Chief Scientific Officer, Dr. Michael Cowley. The agreement is primarily for the continuation of the original research underlying the license agreement entered into between us and OHSU in June 2003. We currently expect to pay OHSU up to approximately $847,500 over the 30 month term of the agreement and have paid OHSU approximately $556,000 to date.

Christine Tollefson, M.B.A., is the daughter of our President and Chief Executive Officer, Gary D. Tollefson, M.D., Ph.D., and currently serves as our Marketing Manager at a salary of $124,800 per year, a position she has held since January 2007. In February 2007, we granted to Ms. Tollefson an option to purchase 12,500 shares of our common stock at an exercise price of $10.72 per share, vesting with respect to 25% of the shares subject to the option in January 2008 and monthly thereafter over the following three years. In December 2007, we granted to Ms. Tollefson an option to purchase 3,128 shares of our common stock at an exercise price of $14.25 per share, vesting over 48 months from January 1, 2008.

DESCRIPTION OF CAPITAL STOCK

Our authorized capital stock consists of 100 million shares of common stock, $0.001 par value per share, and 10 million shares of preferred stock, $0.001 par value per share. The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Common Stock

On December 31, 2007, there were 26,982,601 shares of common stock outstanding, held of record by 37 stockholders. After this offering, there will be 33,982,601 shares of our common stock outstanding.

The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, including the election of directors, and do not have cumulative voting rights. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities of our company, subject to the prior rights of any preferred stock then outstanding. Holders of common stock have no preemptive or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

On December 31, 2007, there were no shares of preferred stock outstanding and we currently have no plans to issue any shares of preferred stock. Under our amended and restated certificate of incorporation, our board of directors has the authority, without any action by the stockholders, to issue from time to time preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company. The existence of authorized but unissued preferred stock may enable the board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the board of directors were to determine that a takeover proposal is not in our best interests, the board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.

Registration Rights

As of the date of this prospectus, the holders of approximately 15,511,350 shares of common stock are entitled to rights with respect to the registration of these shares under the Securities Act of 1933, as amended, or the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, as amended, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and are entitled to include their shares of registrable securities in our registration. Certain of these holders are also entitled to demand registration, pursuant to which they may require us to use our best efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two such registrations. Holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as the holders propose to sell registrable securities of at least $1.0 million and we have not already filed two such registration statements on Form S-3 in the previous twelve months.

All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration 30 days prior to or 90 days after an offering of our securities, including this offering. These registration rights will continue following this offering and will terminate upon the earlier of May 2013 or for any particular holder, at such time when all securities held by that stockholder subject to registration rights may be sold in a transaction or series of transactions within one trading day pursuant to Rule 144 under the Securities Act. These registration rights have been waived by all of the holders thereof with respect to this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Amended and Restated Bylaws and Delaware Law

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

The provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, located at 59 Maiden Lane, New York, NY 10038.

Nasdaq Global Market Listing

Our common stock is listed on the Nasdaq Global Market under the symbol “OREX.”

SHARES ELIGIBLE FOR FUTURE SALE

Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a portion of our shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of approximately 33,982,601 shares of common stock. Of these shares, the 8,050,000 shares sold in our initial public offering, or IPO, in May 2007, the 72,332 shares issued upon the exercise of options under our registration statement on Form S-8 under the Securities Act and the 7,000,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any of such shares that are held by our “affiliates”, as such term is defined in Rule 144 of the Securities Act, in which case they are eligible for public sale but subject to certain restrictions applicable to sales of such shares by affiliates under Rule 144. All remaining shares of common stock held by our existing stockholders are “restricted shares,” issued and sold by us in private transactions, and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144, Rule 144(k) or Rule 701 under the Securities Act, which rules are summarized below.

The 26,982,601 shares of our common stock outstanding prior to this offering are, or, following the expiration of the lock-up agreements described below, will be, eligible for sale in the public market (subject, as applicable, to the terms of our insider trading policy described below) as follows:

•	11,395,987 shares are eligible for immediate sale, including restricted shares eligible for sale under Rule 144(k), as amended effective February 15, 2008, without restriction or limitation;

•	685,000 shares are not restricted shares but, because they are owned by our affiliates, may only be sold in accordance with the volume, manner of sale and/or other provisions applicable to sales of restricted shares under Rule 144 (and 160,000 of such shares are subject to the lock-up agreements described below); and

•	14,901,614 shares are restricted shares but are eligible for sale under Rule 144 and/ or Rule 701 subject to the volume, manner of sale and/or other provisions thereof, except that 6,432,728 of such shares are or may become subject to the lock-up agreements described below.

Lock-up Agreements

We and each of our directors and executive officers have each agreed, subject to certain exceptions as described hereafter, not to sell or otherwise dispose of, directly or indirectly any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 90 days from the date of this prospectus without the prior written consent of Merrill Lynch. In addition, in the event, and upon, the underwriters’ exercise of all or a portion of their overallotment option, the non-management selling stockholders will become subject to a similar lock-up through the 90th day following the date of this prospectus.

Merrill Lynch, in its sole discretion, at any time or from time to time and without notice, may release for sale in the public market all or any portion of the shares restricted by the terms of the lock-up agreements. The lock-up restrictions will not apply to sales of common shares acquired in open market transactions after the closing of this offering provided that such sales are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise, including under Rule 144 of the Securities Act or Section 16 of the Exchange Act, and the transferor does not otherwise voluntarily effect any such filing or report in connection with such sales. The lock-up restrictions also will not apply to certain transfers not involving a disposition for value, provided that the recipient agrees to be bound by these lock-up restrictions and provided that such transfers are not required to be reported in any public report or filing with the Securities and Exchange Commission, or otherwise, including under Rule 144 of the Securities Act or Section 16 of the Exchange Act, and the transferor does not otherwise voluntarily effect any such filing or report in connection with such transfers. In addition, certain of our officers and directors who have entered into the lock-up agreements described above have established written trading plans designed to comply with Rule 10b5-1 of the Securities Act. Under these plans, an aggregate of approximately 150,000 shares could be sold during the 90-day lock-up period and are excluded from the lock-up agreements.

Agreements Not to Distribute; Insider Trading Policy

Certain venture funds, who together hold approximately 13,216,996 shares of our common stock and are affiliated with members of our board of directors, have entered into agreements with our underwriters pursuant to which they have agreed not to distribute their shares of common stock to their constituent partners, members or stockholders at anytime prior to the 60th day following the date of this prospectus without the prior written consent of Merrill Lynch.

Our directors, officers and employees are subject to the terms of our insider trading policy which precludes them from trading in our securities, including any sales of our common stock, for the period beginning one week before the end of any fiscal quarter and ending two days after the public release of financial results for that quarter whether or not we or any of our officers, directors, or employees is in possession of material, non-public information. Although the venture funds that are affiliated with members of our board of directors are not directly bound by our insider trading policy, the knowledge of our directors and any trading restrictions imposed on them generally are imputed to the affiliated venture funds and, accordingly, we would not expect any of these stockholders to sell their shares of our common stock prior to the date that we release financial results for the year ending December 31, 2007.

Although, we have not determined the date that we will release the financial results for the year ending December 31, 2007, we would expect the release to occur no earlier than March 10, 2008. However, the terms of our insider trading policy may be amended by our board of directors in their sole discretion at any time.

Rule 144

In general, under Rule 144, as amended effective February 15, 2008, a person (or persons whose shares are required to be aggregated) who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of restricted shares within any three-month period that does not exceed the greater of:

•	one percent of the number of common shares then outstanding, which will equal approximately 339,826 shares immediately after this offering (assuming no exercise of outstanding options); or

•	the average weekly trading volume of our common shares on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of restricted shares under Rule 144, as amended effective February 15, 2008, are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. For a person who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our securities held longer than six months, but less than one year, will be subject only to the current public information requirement. Rule 144 also provides that affiliates that sell our common shares that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement.

Rule 144(k)

Under Rule 144(k), as amended effective February 15, 2008, a person who is not deemed to have been our affiliate at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than an affiliate, may sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a compensatory stock or option plan or other written agreement before April 25, 2007, the effective date of our IPO, is entitled to resell such shares in reliance on Rule 144 (to the extent such common stock is not subject to a lock-up agreement). The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the effective date of our IPO. Securities issued in reliance on Rule 701 are restricted securities and, subject to the lock-up agreements described above, may be sold by persons other than affiliates, as defined in Rule 144, subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with its six-month minimum holding period requirement.

Stock Plans

We have filed with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our option plans. Accordingly, shares registered under such registration statement are available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Stock Options

As of December 31, 2007, options to purchase a total of 2,873,362 shares of our common stock were outstanding, of which options to purchase 1,391,553 shares were exercisable. Substantially all of the shares subject to outstanding options are subject to the terms of the lock-up agreements with the underwriters described above. An additional 3,634,608 shares of common stock were available for future option grants under our 2007 equity incentive award plan. The sales of shares issuable upon exercise of our outstanding options have been registered on our registration statement on Form S-8. Therefore, subject, as applicable, to the lock-up agreements, such shares will be eligible for sale upon exercise of the respective options; provided, however, that any shares issuable upon exercise of options granted to Section 16 reporting persons will be subject to the volume limitations of Rule 144.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of the material U.S. federal income and estate tax consequences relating to the purchase, ownership and disposition of our common stock by a non-U.S. holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that for U.S. federal income tax purposes is not a “United States person.” For purposes of this discussion, the term “United States person” means:

•	an individual citizen or resident of the United States;

•	a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person under applicable U.S. Treasury regulations.

If a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant in light of a non-U.S. holder’s special tax status or special circumstances. Former citizens or residents of the United States, insurance companies, tax-exempt organizations, partnerships or other pass-through entities for U.S. federal income tax purposes, dealers in securities, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address the tax consequences to non-U.S. holders that do not hold our common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment). This discussion also does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service, or the IRS, with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the acquisition, ownership or disposition of our common stock, or that any such contrary position would not be sustained by a court. Accordingly, each non-U.S. holder should consult its own tax advisors regarding the U.S. federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of our common stock.

PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Dividends

Distributions on our common stock, if any, generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under

U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder’s adjusted tax basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

Amounts treated as dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder are exempt from such withholding tax. In order to obtain this exemption, a non-U.S. holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits, subject to an applicable income tax treaty providing otherwise.

In addition to the graduated tax described above, dividends received by a corporate non-U.S. holder that are effectively connected with a U.S. trade or business of such holder may also be subject to a branch profits tax in the United States at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder may obtain a refund of any excess amounts withheld if an appropriate claim for refund is filed timely with the IRS. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder or, if a tax treaty applies, is attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or other disposition occurs and other conditions are met; or

•	our common stock constitutes a “U.S. real property interest” by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter period (such period, referred to as the “Applicable Period”) of (i) the five-year period preceding the disposition and (ii) the holder’s holding period for our common stock.

We believe that we are not currently and do not anticipate becoming a USRPHC. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as a U.S. real property interest only if the non-U.S. holder actually or constructively held more than 5% of such regularly traded common stock during the Applicable Period.

Unless an applicable tax treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding tax. Gain described in the second bullet point above (which generally may be offset by U.S. source capital losses) will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

Federal Estate Tax

Common stock held by an individual non-U.S. holder at the time of death will be included in such holder’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder if the holder has provided certification that it is not a United States person (on the forms described above) or has otherwise established an exemption, provided we or the paying agent have no actual knowledge or reason to know that the beneficial owner is a United States person.

Payments of the proceeds from a disposition effected outside the United States by a non-U.S. holder made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but generally not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three year period, or a foreign partnership if: (i) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate, hold more than 50 percent of the income or capital interest in such partnership; or (ii) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless an exemption is otherwise established (provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person).

Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding, provided that the broker has no knowledge or reason to know that the beneficial owner is a United States person.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated is acting as representative of each of the underwriters named below. Subject to the terms and conditions set forth in a purchase agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Number
Underwriter	of Shares

Merrill Lynch, Pierce, Fenner & Smith Incorporated
Leerink Swann LLC
JMP Securities LLC
Lazard Capital Markets LLC
Canaccord Adams Inc.
Natixis Bleichroeder Inc.

Total

Subject to the terms and conditions set forth in the purchase agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the purchase agreement if any of these shares are purchased. If an underwriter defaults, the purchase agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the purchase agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the purchase agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $      per share to other dealers. After the public offering, the public offering price, concession and discount may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

The expenses of the offering, not including the underwriting discount, are estimated at approximately $1.1 million and are payable by us.

Overallotment Option

The selling stockholders have granted an option to the underwriters to purchase up to 1,050,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus solely to cover any overallotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the purchase agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. However, if the underwriters exercise the overallotment option, and for any reason one or more of the selling stockholders fails to sell its shares as currently contemplated, we will issue a sufficient number of shares at the public offering price, less the underwriting discount, to allow the underwriters to complete the exercise of such option.

No Sales of Similar Securities

We and our officers and directors have agreed, subject to certain exceptions, not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, other than the shares which we and the selling stockholders may sell in this offering, for 90 days after the date of this prospectus without first obtaining the written consent of Merrill Lynch. Specifically, we and these other individuals have agreed not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file a registration statement related to the common stock, or

•	enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock, whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

In addition, in the event, and upon, the underwriters’ exercise of all or a portion of their overallotment option, the non-management selling stockholders will become subject to a similar lock-up through the 90th day following the date of this prospectus.

Agreements Not to Distribute

Certain venture funds, who together hold approximately 13,216,996 shares of our common stock and are affiliated with members of our board of directors, have entered into agreements with the underwriters pursuant to which they have agreed not to distribute their shares of common stock to their constituent partners, members or stockholders for a period of 60 days from the date of this prospectus without first obtaining the written consent of Merrill Lynch.

Nasdaq Global Market Listing

Our shares are listed on the Nasdaq Global Market under the symbol “OREX.”

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representative may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares in the offering. The underwriters may close out any covered short position by either exercising their overallotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. “Naked” short sales are sales in excess of the overallotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Passive Market Making

In connection with the offering, the underwriters and selling group members may engage in passive market-making transactions in the common stock on the Nasdaq Global Market in accordance with Rule 103 of Regulation M under the Exchange Act during the period before the commencement of offers or sales of common stock and extending through the completion and distribution. A passive market-maker must display its bids at a price not in excess of the highest independent bid of the security. However, if all independent bids are lowered below the passive market-maker’s bid, that bid must be lowered when specified purchase limits are exceeded.

Electronic Offer, Sale and Distribution of Shares

A prospectus in electronic format will be made available on the websites maintained by one or more of the underwriters of this offering. Other than the electronic prospectus, the information on the websites of the underwriters is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated to underwriters that may make Internet distributions on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other website maintained by an underwriter or selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part.

Other Relationships

In December 2006, we entered into a credit and security agreement with Merrill Lynch Capital, an affiliate of Merrill Lynch, providing for the potential borrowing of up to $17.0 million. In July 2007, we entered into a first amendment to credit and security agreement with Merrill Lynch Capital, which provides for, among other things, the extension of the period during which Merrill Lynch Capital is obligated to make advances to us under the agreement from June 30, 2007 to December 31, 2007. In November 2007, we entered into a second amendment to credit and security agreement with Merrill Lynch Capital, which provides for, among other things, the increase of the total amount available for advances under the agreement from $17.0 million to $25.0 million, an obligation for us to request an advance of $8.0 million on or before December 31, 2007, and the extension of the period during which Merrill Lynch Capital is obligated to make advances to us under the agreement from December 31, 2007 to December 31, 2008. As of December 31, 2007, we have drawn down $18.0 million under the credit and security agreement, and as of that date, have paid Merrill Lynch Capital non-refundable fees totaling approximately $153,000.

Lazard Frères & Co. LLC referred this transaction to Lazard Capital Markets LLC and will receive a referral fee from Lazard Capital Markets LLC in connection therewith.

In addition, the underwriters and their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

In addition, the underwriters and their affiliates have provided from time to time, and may provide in the future, investment and commercial banking and financial advisory services to us in the ordinary course of business, for which they have received and may continue to receive customary fees and commissions.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Blank Rome LLP, New York, New York.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements at December 31, 2005 and 2006, and for each of the three years in the period ended December 31, 2006, as set forth in their report. We have included our financial statements in this prospectus and elsewhere in the registration statement in reliance upon Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC at 100 F Street NE, Washington, D.C. 20549. Copies of these materials may be obtained from the Public Reference Section of the SEC at 100 F Street NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Orexigen Therapeutics, Inc.
(a development stage company)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Orexigen Therapeutics, Inc.

We have audited the accompanying balance sheets of Orexigen Therapeutics, Inc. (a development stage company) as of December 31, 2005 and 2006 and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for the years ended December 31, 2004, 2005 and 2006 and for the period from September 12, 2002 (inception) to December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Orexigen Therapeutics, Inc. (a development stage company) at December 31, 2005 and 2006 and the results of its operations and its cash flows for the years ended December 31, 2004, 2005 and 2006 and for the period from September 12, 2002 (inception) to December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the financial statements, Orexigen Therapeutics, Inc. changed its method of accounting for share-based payments as required by Statement of Financial Accounting Standards No. 123 (revised in 2004), Share-Based Payment, on January 1, 2006.

/s/  Ernst & Young LLP

San Diego, California
March 28, 2007

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

BALANCE SHEETS
(In thousands, except share and par value amounts)

	December 31,		September 30,
	2005	2006	2007
			(Unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$8,740	$19,425	$33,791
Investment securities, available-for-sale	18,907	14,988	64,294
Prepaid expenses and other current assets	265	222	805

Total current assets	27,912	34,635	98,890
Property and equipment, net	145	528	895
Restricted cash	30	155	125
Other assets	27	1,492	615

Total assets	$28,114	$36,810	$100,525

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,275	$1,699	$3,761
Accrued expenses	137	3,204	3,682
Deferred revenue, current portion	88	88	88
Long-term debt, current portion	—	—	3,333

Total current liabilities	1,500	4,991	10,864
Deferred revenue, less current portion	1,324	1,235	1,169
Long-term debt, less current portion	—	—	5,278
Other long-term liabilities	—	534	540
Commitments and contingencies
Series A and B redeemable convertible preferred stock, $.001 par value, 24,152,544 shares authorized, issued and outstanding at December 31, 2005 and 2006 and no shares authorized, issued and outstanding at September 30, 2007; aggregate liquidation preference of $46,000 at December 31, 2005 and 2006	45,866	45,897	—
Stockholders’ equity (deficit):
Preferred stock, $.001 par value, no shares authorized at December 31, 2005 and 2006, and 10,000,000 shares authorized at September 30, 2007; no shares issued and outstanding at September 30, 2007	—	—	—
Series C convertible stock, $.001 par value, no shares authorized, issued or outstanding at December 31, 2005, 8,771,930 shares authorized, issued and outstanding at December 31, 2006 and no shares authorized, issued or outstanding at September 30, 2007; aggregate liquidation preference of $30,000 at December 31, 2006	—	9	—
Common stock, $.001 par value, 35,000,000 and 50,000,000 shares authorized at December 31, 2005 and 2006 respectively, and 100,000,000 shares authorized at September 30, 2007; 2,353,039, 2,398,039 and 26,910,270 shares issued and outstanding at December 31, 2005 and 2006 and September 30, 2007 (unaudited), respectively	2	2	27
Additional paid-in capital	5,049	33,299	170,061
Deferred compensation	(3,916)	—	—
Accumulated other comprehensive income (loss)	(47)	11	101
Deficit accumulated during the development stage	(21,664)	(49,168)	(87,515)

Total stockholders’ equity (deficit)	(20,576)	(15,847)	82,674

Total liabilities and stockholders’ equity (deficit)	$28,114	$36,810	$100,525

See accompanying notes.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

						Period from
						September 12,
						2002
				Nine Months Ended		(Inception) to
	Years Ended December 31,			September 30,		September 30,
	2004	2005	2006	2006	2007	2007
				(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Collaborative agreement	$—	$174	$—	$—	$—	$174
License revenue	—	88	88	62	66	243

Total revenues	—	262	88	62	66	417
Operating expenses:
Research and development	6,145	9,709	22,586	14,990	33,215	72,819
General and administrative	1,590	3,386	5,870	3,764	7,402	18,916

Total operating expenses	7,735	13,095	28,456	18,754	40,617	91,735

Loss from operations	(7,735)	(12,833)	(28,368)	(18,692)	(40,551)	(91,318)
Other income (expense):
Interest income	47	744	872	649	2,800	4,463
Interest expense	(5)	—	(8)	—	(596)	(660)

Total other income (expense)	42	744	864	649	2,204	3,803

Net loss	(7,693)	(12,089)	(27,504)	(18,043)	(38,347)	(87,515)
Accretion to redemption value of redeemable convertible preferred stock	(13)	(24)	(31)	(23)	(11)	(78)
Deemed dividend of beneficial conversion for Series C preferred stock	—	—	(13,860)	—	—	(13,860)

Net loss attributable to common stockholders	$(7,706)	$(12,113)	$(41,395)	$(18,066)	$(38,358)	$(101,453)

Net loss per share attributable to common stockholders — basic and diluted(1)	$(5.01)	$(6.12)	$(18.87)	$(8.36)	$(2.40)

Shares used to compute basic and diluted net loss per share attributable to common stockholders(1)	1,539	1,980	2,193	2,160	16,003

(1)	As a result of the issuance of 8,050,000 shares of common stock in the Company’s initial public offering in May 2007 and the conversion of the Company’s preferred stock into 16,462,231 shares of common stock upon completion of the Company’s initial public offering, there is a lack of comparability in the basic and diluted net loss per share amounts for the periods presented. See Note 2 for further discussion.

See accompanying notes.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
PERIOD FROM SEPTEMBER 12, 2002 (INCEPTION) TO SEPTEMBER 30, 2007
(In thousands)

												Deficit
											Accumulated	Accumulated	Total
	Series A Redeemable		Series B Redeemable				Series C Convertible		Additional		Other	During the	Stockholders’
	Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Preferred Stock		Paid-In	Deferred	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Stage	(Deficit)
Balance at September 12, 2002 (inception)	—	$—	—	$—	—	$—	—	$—	$—	$—	$—	$—	$—
Issuance of common stock to founder at $0.002 per share in exchange for services in September	—	—	—	—	650	1	—	—	—	—	—	—	1
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(1)	(1)

Balance at December 31, 2002	—	—	—	—	650	1	—	—	—	—	—	(1)	—
Issuance of common stock at $0.002 per share for cash in June, November and December	—	—	—	—	949	1	—	—	1	—	—	—	2
Issuance of common stock at $0.002 per share in exchange for services in December	—	—	—	—	443	—	—	—	1	—	—	—	1
Issuance of common stock at $0.002 per share in exchange for technology in December	—	—	—	—	76	—	—	—	—	—	—	—	—
Issuance of common stock options to consultant in exchange for services	—	—	—	—	—	—	—	—	1	—	—	—	1
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(1,881)	(1,881)

Balance at December 31, 2003	—	—	—	—	2,118	2	—	—	3	—	—	(1,882)	(1,877)
Issuance of Series A redeemable convertible preferred stock at $1.18 per share for cash in January, net of issuance costs	7,864	9,194	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series A redeemable convertible preferred stock for conversion of notes payable and accrued interest in January	1,458	1,721	—	—	—	—	—	—	—	—	—	—	—
Issuance of common stock at $0.002 per share in exchange for technology in March	—	—	—	—	443	—	—	—	44	—	—	—	44
Issuance of common stock options to consultants in exchange for services in March	—	—	—	—	—	—	—	—	2	—	—	—	2
Accretion of redeemable convertible preferred stock to redemption value	—	13	—	—	—	—	—	—	(13)	—	—	—	(13)
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	(7,693)	(7,693)

Balance at December 31, 2004	9,322	10,928	—	—	2,561	2	—	—	36	—	—	(9,575)	(9,537)
Deferred employee stock based compensation related to issuance of stock options to employees	—	—	—	—	—	—	—	—	5,029	(5,029)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	—	—	—	1,113	—	—	1,113
Stock-based compensation for common stock issued to consultants in exchange for services	—	—	—	—	—	—	—	—	2	—	—	—	2
Repurchase of common stock at $0.002 per share for cash in January	—	—	—	—	(267)	—	—	—	—	—	—	—	—
Exercise of common stock options at $0.10 per share for cash	—	—	—	—	59	—	—	—	6	—	—	—	6
Issuance of Series B redeemable convertible preferred stock for cash at $2.36 per share in April and May, net of issuance costs	—	—	14,831	34,915	—	—	—	—	—	—	—	—	—

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT) — (Continued)
(In thousands)

												Deficit
											Accumulated	Accumulated	Total
	Series A Redeemable		Series B Redeemable				Series C Convertible		Additional		Other	During the	Stockholders’
	Convertible Preferred Stock		Convertible Preferred Stock		Common Stock		Preferred Stock		Paid-In	Deferred	Comprehensive	Development	Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Compensation	Income (Loss)	Stage	(Deficit)
Accretion of redeemable convertible preferred stock to redemption value	—	13	—	10	—	—	—	—	(24)	—	—	—	(24)
Comprehensive loss:
Unrealized loss on securities, available-for-sale	—	—	—	—	—	—	—	—	—	—	(47)	—	(47)
Net loss	—	—	—	—	—	—	—	—	—	—	—	(12,089)	(12,089)

Total comprehensive loss													(12,136)

Balance at December 31, 2005	9,322	10,941	14,831	34,925	2,353	2	—	—	5,049	(3,916)	(47)	(21,664)	(20,576)
Reversal of deferred compensation upon adoption of FAS 123(R)	—	—	—	—	—	—	—	—	(3,916)	3,916	—	—	—
Exercise of common stock options at $0.10 and $0.60 per share for cash	—	—	—	—	45	—	—	—	7	—	—	—	7
Stock-based compensation expense	—	—	—	—	—	—	—	—	2,258	—	—	—	2,258
Accretion of redeemable convertible preferred stock to redemption value	—	14	—	17	—	—	—	—	(31)	—	—	—	(31)
Issuance of Series C convertible preferred stock for cash at $3.42 per share in November, net of issuance costs	—	—	—	—	—	—	8,772	9	29,932	—	—	—	29,941
Beneficial conversion feature — deemed dividend on issuance of Series C convertible preferred stock	—	—	—	—	—	—	—	—	13,860	—	—	—	13,860
Beneficial conversion feature — deemed dividend of beneficial conversion feature for Series C convertible preferred stock	—	—	—	—	—	—	—	—	(13,860)	—	—	—	(13,860)
Comprehensive loss:
Unrealized loss on securities, available-for-sale	—	—	—	—	—	—	—	—	—	—	58	—	58
Net loss	—	—	—	—	—	—	—	—	—	—	—	(27,504)	(27,504)

Total comprehensive loss													(27,446)

Balance at December 31, 2006	9,322	10,955	14,831	34,942	2,398	2	8,772	9	33,299	—	11	(49,168)	(15,847)
Accretion of redeemable convertible preferred stock to redemption value (unaudited)	—	4	—	6	—	—	—	—	(10)	—	—	—	(10)
Issuance of common stock in initial public offering at $12.00 per share, net of issuance costs (unaudited)	—	—	—	—	8,050	8	—	—	87,883	—	—	—	87,891
Conversion of preferred stock in connection with initial public offering (unaudited)	(9,322)	(10,959)	(14,831)	(34,948)	16,462	17	(8,772)	(9)	45,899	—	—	—	45,907
Stock-based compensation expense (unaudited)	—	—	—	—	—	—	—	—	2,990	—	—	—	2,990
Comprehensive loss:
Unrealized loss on securities, available-for-sale (unaudited)	—	—	—	—	—	—	—	—	—	—	90	—	90
Net loss (unaudited)	—	—	—	—	—	—	—	—	—	—	—	(38,347)	(38,347)

Total comprehensive loss (unaudited)													(38,257)

Balance at September 30, 2007 (unaudited)	—	$—	—	$—	26,910	$27	—	$—	$170,061	$—	$101	$(87,515)	$82,674

See accompanying notes.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

STATEMENTS OF CASH FLOWS
(In thousands)

						Period from
						September 12,
						2002
				Nine Months Ended		(Inception) to
	Years Ended December 31,			September 30,		September 30,
	2004	2005	2006	2006	2007	2007
				(Unaudited)	(Unaudited)	(Unaudited)

Operating activities
Net loss	$(7,693)	$(12,089)	$(27,504)	$(18,043)	$(38,347)	$(87,515)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of premium (discount) on investment securities, available-for-sale	—	33	74	92	(1,824)	(1,717)
Amortization of debt issuance costs	—	—	8	—	145	153
Depreciation	4	9	44	25	91	149
Loss on disposal of fixed assets	—	4	—	—	—	4
Issuance of common stock in exchange for technology and services	44	—	—	—	—	47
Stock-based compensation	2	1,115	2,258	1,237	2,990	6,366
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	12	(262)	43	129	(583)	(805)
Accounts payable and accrued expenses	142	1,053	3,490	580	2,540	7,498
Other assets	(35)	9	(167)	(61)	109	(85)
Deferred rent	—	—	34	—	6	40
Deferred revenue	—	1,412	(88)	(62)	(66)	1,257

Net cash used in operating activities	(7,524)	(8,716)	(21,808)	(16,103)	(34,939)	(74,608)
Investing activities
Purchases of investment securities, available-for-sale	—	(34,687)	(21,447)	(6,728)	(98,642)	(154,777)
Maturities and sales of investment securities, available-for-sale	—	15,700	25,351	19,427	51,250	92,301
Purchases of property and equipment	—	(151)	(427)	(230)	(458)	(1,048)
Restricted cash	(30)	—	(125)	(125)	30	(125)

Net cash provided by (used in) investing activities	(30)	(19,138)	3,352	12,344	(47,820)	(63,649)
Financing activities
Payments on borrowings on long-term debt	—	—	—	—	(1,389)	(1,389)
Proceeds from issuance of redeemable convertible preferred stock for cash, net of issuance costs	9,194	34,915	—	—	—	44,109
Proceeds from issuance of convertible preferred stock for cash, net of issuance costs	—	—	29,940	—	—	29,940
Proceeds from promissory notes	15	—	—	—	—	1,665
Costs paid in connection with loan agreement	—	—	(183)	—	—	(183)
Costs paid in connection with initial public offering	—	—	(623)	—	623	—
Proceeds from issuance of common stock, net of repurchases	—	5	7	3	87,891	87,906
Proceeds from borrowings of long-term debt	—	—	—	—	10,000	10,000

Net cash provided by financing activities	9,209	34,920	29,141	3	97,125	172,048
Increase (decrease) in cash and cash equivalents	1,655	7,066	10,685	(3,756)	14,366	33,791
Cash and cash equivalents at beginning of period	19	1,674	8,740	8,740	19,425	—

Cash and cash equivalents at end of period	$1,674	$8,740	$19,425	$4,984	$33,791	$33,791

Non-cash financing activities
Conversion of notes payable and accrued interest to redeemable convertible preferred stock	$1,721	$—	$—	$—	$—	$1,721

Accretion to redemption value of redeemable convertible preferred stock	$13	$24	$31	$23	$11	$78

See accompanying notes.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS

(Information on or after September 30, 2007 and for the nine months ended September 30, 2006 and 2007 and the period from September 12, 2002 (inception) to September 30, 2007 is unaudited)

1.	Organization and Basis of Presentation

Orexigen Therapeutics, Inc. (the “Company”), a Delaware corporation, is a biopharmaceutical company focused on the development and commercialization of pharmaceutical products for the treatment of central nervous system disorders, with an initial focus on obesity. The Company was incorporated on September 12, 2002 and commenced operations in 2003.

The Company’s primary activities since incorporation have been organizational activities, including recruiting personnel, conducting research and development, including clinical trials, and raising capital. Since the Company has not yet begun principal operations of commercializing a product candidate, the Company is considered to be in the development stage. In addition, the Company has experienced losses since its inception, and as of September 30, 2007, had an accumulated deficit of $87.5 million. The Company expects to continue to incur losses for at least the next several years. Successful transition to attaining profitable operations is dependent upon achieving a level of revenues adequate to support the Company’s cost structure, and until that time, the Company will continue to raise additional debt or equity financing. Management believes that it has sufficient capital to fund operations through at least the next 12 months.

2.	Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

The accompanying interim balance sheet as of September 30, 2007, the statements of operations and cash flows for the nine months ended September 30, 2006 and 2007 and the period from September 12, 2002 (inception) to September 30, 2007 and the statement of redeemable convertible preferred stock and stockholders’ equity for the nine months ended September 30, 2007, and the related information contained in the notes to the financial statements are unaudited. These unaudited interim financial statements and notes have been prepared on the same basis as the audited financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments, necessary to present fairly the Company’s financial position as of September 30, 2007 and its results of operations and cash flows for the nine months ended September 30, 2006 and 2007. The results of operations for the nine months ended September 30, 2007 are not necessarily indicative of the results to be expected for the year ending December 31, 2007 or for any other period.

Initial Public Offering

In May 2007, the Company completed its initial public offering of 7,000,000 shares of its common stock at a public offering price of $12.00 per share. Net cash proceeds from the initial public offering were approximately $76.2 million, after deducting underwriting discounts, commissions and estimated offering costs payable by the Company. In connection with the closing of the initial public offering, all of the Company’s shares of convertible preferred stock outstanding at the time of the offering were automatically converted into 16,462,231 shares of common stock. In May 2007, the underwriters exercised their overallotment option and purchased an additional 1,050,000 shares of the Company’s common stock, from which the Company received cash proceeds, net of underwriting discounts and commissions, of approximately $11.7 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents.

Investment Securities, Available-for Sale

The Company classifies all investment securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These investment securities are carried at fair value, with unrealized gains and losses reported as accumulated other comprehensive income (loss) until realized. The cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion, as well as interest and dividends, are included in interest income. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis and are also included in interest income.

Restricted Cash

Restricted cash represents certificates of deposit pledged as collateral primarily for a letter of credit issued by the Company in connection with the execution of an operating lease in September 2006.

Fair Value of Financial Instruments

The carrying amount of cash and cash equivalents, accounts payable and accrued expenses are considered to be representative of their respective fair value because of the short-term nature of these items. Investment securities, available-for-sale, are carried at fair value.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents and investment securities, available-for-sale. The Company maintains deposits in federally insured financial institutions in excess of federally insured limits. However, management believes the Company is not exposed to significant credit risk due to the financial position of the depository institutions in which these deposits are held. Additionally, the Company has established guidelines regarding the diversification of its investments and their maturities, which are designed to maintain safety and liquidity.

Concentration of Revenue

Cypress Bioscience, Inc. (“Cypress”) accounted for 34%, 100%, 100%, 100% and 58% of revenue for the years ended December 31, 2005 and 2006, the nine months ended September 30, 2006 and 2007 and for the period from September 12, 2002 (inception) to September 30, 2007, respectively. Eli Lilly and Company (“Eli Lilly”) accounted for 66%, 0%, 0%, 0% and 42% of revenue for the years ended December 31, 2005 and 2006, the nine months ended September 30, 2006 and 2007 and for the period from September 12, 2002 (inception) to September 30, 2007, respectively.

Property and Equipment

Property and equipment is stated at cost and depreciated over the estimated useful lives of the assets (three to five years) using the straight-line method. Leasehold improvements are stated at cost and amortized over the shorter of their useful lives or the lease term.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Impairment of Long-Lived Assets

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment of Disposable Long-Lived Assets, the Company will record impairment losses on long-lived assets used in operations when events and circumstances indicate that assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. While the Company’s current and historical operating losses and cash flows are indicators of impairment, the Company believes the future cash flows to be received support the carrying value of its long-lived assets and, accordingly, the Company has not recognized any impairment losses as of September 30, 2007.

Research and Development Costs

All research and development costs are charged to expense as incurred and consist principally of costs related to clinical trials managed by the Company’s contract research organizations, license fees and salaries and related benefits. Clinical trial costs are a significant component of research and development expenses. These costs are accrued based on estimates of work performed, and requires estimates of total costs incurred based on patients enrolled, progress of patient studies and other events. Clinical trial costs are subject to revision as the trials progress and revisions are charged to expense in the period in which they become known.

Patent Costs

All costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS No. 109”). Under SFAS No. 109, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates which will be in effect when the differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax asset will be realized.

Revenue Recognition

The Company has entered into an agreement with Cypress which contains multiple elements, including non-refundable upfront fees, payments for reimbursement of research costs, payments associated with achieving specific development milestones and royalties based on specified percentages of net product sales, if any. The Company applies the revenue recognition criteria outlined in Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition and Emerging Issues Task Force (“EITF”) Issue 00-21, Revenue Arrangements with Multiple Deliverables (“EITF 00-21”). In applying these revenue recognition criteria, the Company considers a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with each element of a contract. If the required ongoing obligations involve minimal or no cost effort, nonrefundable up front fees would be recognized upon receipt. Otherwise, non-refundable upfront fees are recognized over the period the related services are provided or over the period the Company has significant involvement. Revenue from milestones is recognized as agreed upon scientific events are achieved, as long as the event is substantial and was not readily assured at the beginning of the collaboration.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2005, the Company entered into a collaborative research and development contract with Eli Lilly and Company. The agreement was to provide research and development over a term of one year on a best efforts basis at which time the agreement terminated. Amounts received were recognized over the term of the agreement.

Advance payments received in excess of amounts earned are classified as deferred revenue until earned.

Stock-Based Compensation

Prior to January 1, 2006, the Company applied the intrinsic-value-based method of accounting prescribed by APB Opinion No. 25, and its related interpretations, to account for its equity-based awards to employees and directors. Under this method, if the exercise price of the award equaled or exceeded the fair value of the underlying stock on the measurement date, no compensation expense was recognized. The measurement date was the date on which the final number of shares and exercise price were known and was generally the grant date for awards to employees and directors. If the exercise price of the award was below the fair value of the underlying stock on the measurement date, then compensation cost was recorded, using the intrinsic-value method, and was generally recognized in the statements of operations over the vesting period of the award.

SFAS No. 123 required disclosures as if the fair-value-based method had been applied to all outstanding and unvested awards in each period. For purposes of disclosures required by SFAS No. 123, the estimated fair value of the options is amortized on a straight-line basis over the vesting period. The fair value of these awards was estimated at the date of grant using the Minimum Value option pricing model with the following weighted average assumptions for all periods: risk free interest rate of 4.40%; dividend yield of 0%; and a weighted average expected life of the options of six years. The effect of using the Minimum Value option pricing model on these grants did not result in pro forma results that were materially different from the reported net loss for each of the years ended December 31, 2004 and 2005.

Effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS No. 123(R)”) using the prospective transition method and therefore, prior period results have not been restated. SFAS No. 123(R) supersedes Accounting Principles Board Opinion No. 25, Accounting for Stock issued to Employees (“APB Opinion No. 25”), and its related interpretations, and revises guidance in Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). Under this transition method, the compensation cost related to all equity instruments granted prior to, but not yet vested as of, the adoption date is recognized based on the grant-date fair value which is estimated in accordance with the original provisions of SFAS No. 123; however, those options issued prior to but unvested on January 1, 2006 and valued using the minimum value method are excluded from the options subject to SFAS 123(R). Compensation costs related to all equity instruments granted after January 1, 2006 is recognized at the grant-date fair value of the awards in accordance with the provisions of SFAS No. 123(R). Additionally, under the provisions of SFAS No. 123(R), the Company is required to include an estimate of the number of awards that will be forfeited in calculating compensation costs, which is recognized over the requisite service period of the awards on a straight-line basis. No related tax benefits of the share-based compensation costs have been recognized since the Company’s inception.

During the year ended December 31, 2006, the Company recorded share-based compensation costs of approximately $834,500, or $0.38 per share, as a result of the adoption of SFAS No. 123(R). Of this amount, $372,000 is included in research and development expenses and $462,500 is included in general and administrative expense. No related tax benefits of the share-based compensation costs have been recognized since the Company’s inception.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The fair value of each option award is estimated on the date of grant using the Black-Scholes option valuation model. The following weighted-average assumptions were utilized for the calculations during each period:

	Year Ended	Nine Months Ended
	December 31,	September 30,
	2006	2006	2007

Expected life (in years)	6.2	6.2	6.2
Expected volatility	70.0%	70.0%	70.0%
Risk-free interest rate	4.7%	4.7%	4.9%
Expected dividend yield	—	—	—

The risk-free interest rate assumption was based on the United States Treasury’s rates for U.S. Treasury zero-coupon bonds with maturities similar to those of the expected term of the award being valued. The assumed dividend yield was based on the Company’s expectation of not paying dividends in the foreseeable future. The weighted average expected life of options was calculated using the simplified method as prescribed by the Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin No. 107 (“SAB No. 107”). This decision was based on the lack of relevant historical data due to the Company’s limited historical experience. In addition, due to the Company’s limited historical data, the estimated volatility also reflects the application of SAB No. 107, incorporating the historical volatility of comparable companies whose share prices are publicly available.

The weighted average grant-date fair values of stock options granted during the years ended December 31, 2005 and 2006 and the nine months ended September 30, 2007 was $5.31, $8.34 and $9.58 per share, respectively.

Total stock-based compensation expense recognized during the year ended December 31, 2006, the nine months ended September 30, 2006 and 2007 and the period from September 12, 2002 (inception) to September 30, 2007 was comprised of the following (in thousands):

				Period from
				September 12,
				2002
	Year Ended	Nine Months Ended		(Inception) to
	December 31,	September 30,		September 30,
	2006	2006	2007	2007

General and administrative	$1,649	$1,056	$1,871	$4,425
Research and development	609	181	1,119	1,941

	$2,258	$1,237	$2,990	$6,366

At December 31, 2006, total unrecognized share-based compensation costs related to non-vested stock options granted during the year ended December 31, 2006 was approximately $8.4 million which related to 1.2 million shares. This unrecognized cost is expected to be recognized over a weighted-average period of approximately 3.6 years. Unrecognized share-based compensation related to non-vested stock option awards granted prior to January 1, 2006 was approximately $2.6 million and is expected to be recognized over a weighted average period of 2.2 years.

Total unrecognized share-based compensation related to non-vested stock option awards granted during the nine months ended September 30, 2007 was approximately $2.0 million and is expected to be recognized over a weighted average period of 3.7 years.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

In addition, prior to the adoption of SFAS No. 123(R), the Company presented deferred compensation as a separate component of stockholders’ equity. In accordance with the provisions of SFAS No. 123(R), on January 1, 2006, the Company offset deferred compensation against additional paid-in-capital.

Equity instruments issued to non-employees are recorded at their fair value as determined in accordance with SFAS No. 123 and Emerging Issues Task Force Issue No. 96-18, Accounting for Equity Instruments That are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods and Services, and are periodically revalued as the equity instruments vest and are recognized as expense over the related service period. In connection with the issuance of options to purchase shares of common stock to non-employees, the Company recorded total stock-based compensation within stockholders’ equity totaling $2,400, $2,100, $151,400, and $195,900 for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2007, respectively.

Comprehensive Income ( Loss)

The Company has applied Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, which requires that all components of comprehensive income, including net income, be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) consists of net loss and certain changes in stockholders’ equity that are excluded from net loss. Comprehensive income (loss) for the years ended December 31, 2004, 2005 and 2006 and for the nine months ended September 30, 2007 has been reflected in the Statement of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit). Accumulated other comprehensive income (loss), which is included in Stockholders’ Equity (Deficit), represents unrealized gains and losses on investment securities, available-for-sale. Net loss was the same as comprehensive income (loss) for the year ended December 31, 2004.

Net Loss Per Share

Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period less the weighted average number of shares subject to repurchase. Diluted net loss per share is computed by dividing the net loss by the weighted average number of common stock equivalents outstanding during the period determined using the treasury stock method. Stock options and shares to be issued upon conversion of the redeemable convertible preferred stock are considered to be common stock equivalents and were not included in the net loss per share calculation for the years ended December 31, 2004, 2005 and 2006 and the nine months ended September 30, 2006 and 2007 because the inclusion of such shares would have had an anti-dilutive effect.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

				Nine Months Ended
(In thousands, except per share amounts)	Years Ended December 31,			September 30,
	2004	2005	2006	2006	2007
				(Unaudited)	(Unaudited)

Historical
Numerator:
Net loss attributable to common stockholders	$(7,706)	$(12,113)	$(41,395)	$(18,066)	$(38,358)

Denominator:
Weighted average common shares outstanding	2,451	2,330	2,379	2,366	16,046
Weighted average unvested common shares subject to repurchase	(912)	(350)	(186)	(206)	(43)

Denominator for basic and diluted net loss attributable to common stockholders	1,539	1,980	2,193	2,160	16,003

Net loss attributable to common stockholders per share — basic and diluted	$(5.01)	$(6.12)	$(18.87)	$(8.36)	$(2.40)

Historical outstanding anti-dilutive securities not included in the diluted net loss per share calculation include the following (in thousands):

	As of December 31,			As of September 30,
	2004	2005	2006	2006	2007
				(Unaudited)

Common stock options	224	1,339	2,297	2,320	2,554
Common shares subject to repurchase	753	275	110	151	—
Redeemable convertible preferred stock (as converted)	4,661	12,076	16,462	12,076	—

	5,638	13,690	18,869	14,547	2,554

Pro Forma Net Loss per Share

The pro forma disclosure below shows what net loss per share would have been if the conversion of our shares of redeemable convertible preferred stock had occurred at the beginning of the respective periods being reported using the as-if-converted method. All shares of convertible preferred stock were automatically converted to 16,462,231 shares of common stock upon the completion of our initial public offering in May 2007. This pro forma information provides supplemental information that helps investors compare the results

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

of prior periods after giving effect to the change in capitalization resulting from the conversion of preferred stock. The pro forma basic net loss per share is computed as follows (in thousands, except per share amounts):

		Nine Months Ended
	Year Ended	September 30,
	December 31, 2006	2006	2007

Numerator:
Net loss attributable to common stockholders	$(41,395)	$(18,066)	$(38,358)
Adjustment to eliminate accretion on preferred stock and beneficial conversion of series C preferred stock	13,891	23	11

Pro forma net loss	$(27,504)	$(18,043)	$(38,347)

Denominator:
Weighted average shares of common stock outstanding	2,193	2,160	16,003
Pro forma adjustment to reflect assumed conversion of preferred stock, as-if-converted	12,545	12,076	7,296

Denominator for pro forma basic and diluted net loss per share	14,738	14,236	23,299

Pro forma basic and diluted net loss per share	$(1.87)	$(1.27)	$(1.65)

New Accounting Standards Not Yet Adopted

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS No. 157 will be effective for fiscal years beginning after November 15, 2007, which is the Company’s fiscal year 2008. The Company has not yet evaluated the potential impact of adopting SFAS No. 157 on its financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS No. 159”), which allows an entity to voluntarily choose to measure certain financial assets and liabilities at fair value. SFAS No. 159 will be effective for fiscal years beginning after November 15, 2007, which is the Company’s fiscal year 2008. The Company has not yet evaluated the potential impact of adopting SFAS No. 159 on its financial statements.

3.	Commitments and Contingencies

Credit and Security Agreement

On December 15, 2006, the Company entered into a Credit and Security Agreement with Merrill Lynch Capital (the “Credit Agreement”) providing for potential borrowing until June 30, 2007 of up to $17.0 million. In July 2007, the Company entered into a First Amendment to Credit and Security Agreement with Merrill Lynch Capital (the “First Amendment”). The First Amendment provides for, among other things, the extension of the period during which Merrill Lynch Capital is obligated to make advances under the Credit Agreement to the Company from June 30, 2007 to December 31, 2007. On November 5, 2007, the Company entered into a Second Amendment to Credit and Security Agreement with Merrill Lynch Capital (the “Second Amendment”). The Second Amendment amends and restates certain provisions of the Credit Agreement as amended by the First Amendment. The Second Amendment provides for, among other things, the increase of the total amount available for advances under the Credit Agreement from $17.0 million to $25.0 million, the obligation of the Company to request an advance of $8.0 million on or before December 31, 2007, and the

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

extension of the period during which Merrill Lynch Capital is obligated to make advances to the Company under the Credit Agreement from December 31, 2007 to December 31, 2008.

The Company is required to make monthly payments of principal and interest and all amounts outstanding under the Credit Agreement will become due and payable on the earlier of July 1, 2011 or three years after the funding of any amounts under the agreement. Interest accrues on amounts outstanding at a base rate set forth in the agreement plus an applicable margin, which ranges from 3.75% to 4.25% based on the date of borrowing. The loan is collateralized by substantially all of the Company’s assets other than, subject to certain limited exceptions, intellectual property. Subject to certain limited exceptions, amounts prepaid under the Credit Agreement are subject to a prepayment fee equal to 3% of the amount prepaid. In addition, upon repayment of the total amounts borrowed for any reason, the Company will be required to pay an exit fee equal to the greater of $900,000 or 5% of the total amounts borrowed under the Credit Agreement. Under the terms of the agreement, the Company is subject to operational covenants, including limitations on the Company’s ability to incur liens or additional debt, pay dividends, redeem stock, make specified investments and engage in merger, consolidation or asset sale transactions, among other restrictions. As of December 31, 2006 and September 30, 2007, no amounts and $10.0 million, respectively, have been drawn under this agreement (see Note 11). The rate of interest on the amounts outstanding at September 30, 2007, which is fixed through maturity, is 9.32%.

At September 30, 2007, future minimum principal payments under the credit and security agreement, as amended, are as follows (in thousands):

Due in:

2007	$833
2008	3,333
2009	3,333
2010	1,112

8,611
Less current portion	(3,333)

$5,278

Included in other assets at December 31, 2006 and September 30, 2007 is $682,816 and $686,000, respectively, related to costs incurred in connection with this credit and security agreement. This amount includes $500,000 which was earned by the lender upon the closing of the loan agreement and can be used to offset up to $500,000 of the exit fee, which is payable upon the earlier of repayment of amounts borrowed or termination of the agreement. These costs are being amortized to interest expense over the term of the credit and security agreement and such amortization totaled approximately $8,000, $145,000 and $153,000 for the year ended December 31, 2006, for the nine months ended September 30, 2007 and for the period from September 12, 2002 (inception) to September 30, 2007, respectively.

Operating Lease

In September 2006, the Company entered into a five-year operating lease for office facilities commencing on November 1, 2006. Monthly rental payments are adjusted on an annual basis and the lease expires in October 2011, with one option to renew for a three-year term on the same terms and conditions. As security for the lease, the landlord required a letter of credit for $125,000 through April 2009, at which time the security can be reduced to $70,000. The letter of credit is collateralized by a certificate of deposit in the same amount, which is included in restricted cash in the accompanying balance sheet at December 31, 2006 and September 30, 2007. The Company cannot withdraw from the certificate of deposit until all obligations

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

have been paid and the bank’s obligation to provide the letter of credit terminates. Rent expense is being recorded on a straight-line basis over the life of the lease.

Future minimum payments under this operating lease and a small equipment lease as of December 31, 2006 are as follows (in thousands):

Years Ending December 31,

2007	$202
2008	209
2009	216
2010	223
2011	188

$1,038

Total rent expense for the years ended December 31, 2004, 2005 and 2006, for the nine months ended September 30, 2006 and 2007, and for the period from September 12, 2002 (inception) to September 30, 2007 was approximately $23,000, $2,000, $60,0000, $13,000, $161,000 and $252,000, respectively.

Technology and License Agreements

Oregon Health & Science University

In June 2003, the Company entered into a license agreement with Oregon Health & Science University (“OHSU”) whereby the Company acquired an assignment of any rights OHSU may have to a U.S. provisional patent application and OHSU licensed to the Company, on a co-exclusive basis, an issued patent. As consideration for this license agreement, the Company paid an upfront fee of $65,000 and issued 76,315 shares of the Company’s common stock to OHSU. In addition, pursuant to the agreement, the Company was required to make a payment of $20,000 upon receipt of a pair of mice, a payment of an additional $20,000 upon receipt of any additional pair of mice and a payment of 50% of expenses incurred in the maintenance and prosecution of the licensed issued patent. As of September 30, 2007, the Company has paid a total of $36,225 in connection with the maintenance and prosecution of the patent, of which $3,298 was paid during 2006 and at this time, the Company is not aware of any significant future costs which may arise. The Company is also required to pay a royalty on net sales for each licensed product covered by one of the licensed patents. At September 30, 2007, no royalty payments have been made or are payable under this agreement as the product has not been launched and sales have not commenced.

The term of the agreement generally extends until the last of the subject patent rights expire, which is expected to occur in 2024 assuming patents issue with respect to the Company’s pending Weber/Cowley patent applications. The Company may unilaterally terminate the agreement and/or any licenses in any country upon specified written notice to OHSU. OHSU may terminate the agreement upon delivery of written notice if the Company commits a material breach of its obligations and fails to remedy the breach within a specified period or may immediately terminate the agreement upon the delivery of written notice concerning the occurrence of specified bankruptcy proceedings. In addition, upon written notice and the Company’s failure to remedy any of the following breaches within a specified period, OHSU may terminate or modify the agreement: if the Company cannot demonstrate to OHSU’s satisfaction that it has taken, or can be expected to take within a reasonable time, effective steps to achieve practical application of the licensed products and/or licensed processes; or if the Company has willfully made a false statement of, or willfully omitted, a material fact in any report required by the agreement; or if the Company commits a substantial breach of a covenant or agreement contained in the license.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

During December 2007, this licensing agreement was amended — See Note 11.

Duke University

In March 2004, the Company entered into a patent license agreement (the “Duke Agreement”) with Duke University (“Duke”) whereby the Company acquired, among other things, an exclusive worldwide license to a U.S. patent. As consideration for this license, the Company issued 442,624 shares of its common stock to Duke and may be required to make future milestone payments totaling $1,700,000 upon the achievement of various milestones related to regulatory or commercial events. The Company is also obligated to pay a royalty on net sales of products covered by the license. The Company has the right to grant sublicenses to third parties, subject to an obligation to pay Duke a royalty on any revenue it receives under such sublicensing arrangements. At September 30, 2007, no such payments have been made or are payable under the Duke Agreement as the product has not been launched and sales have not commenced. In January 2005, the Company sublicensed the technology to Cypress for a non-refundable upfront payment of $1,500,000. At December 31, 2005, a liability for $150,000 to Duke is included in accounts payable.

As a result of the Company’s sublicensing of the Duke technology to Cypress for specified uses, the Company may be required to make future payments to Duke of up to $5.7 million ($3.7 million excluding milestone payments related to sleep apnea, see further discussion following) upon Cypress’s achievement of various regulatory milestones. The term of the agreement generally extends until the last licensed patent right expires, which is expected to occur in 2023. Either party may terminate the agreement upon delivery of written notice if the other party commits fraud, willful misconduct, or illegal conduct of the other party with respect to the subject matter of the agreement. In addition, either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. The Company may also voluntarily terminate the agreement upon delivery of written notice within a specified time period. Duke may terminate the agreement upon delivery of written notice if the Company fails to meet certain specified milestones of the agreement and fail to remedy such a breach within the specified period. In addition, Duke may terminate the agreement upon specified bankruptcy, liquidation or receivership proceedings.

Lee Dante, M.D.

In June 2004, the Company entered into a patent license agreement with Lee G. Dante, M.D. whereby the Company acquired an exclusive worldwide license to two U.S. patents. As consideration for this license, the Company paid upfront fees totaling $100,000 and granted Dr. Dante an option to purchase 73,448 shares of its common stock. The Company is also obligated to pay a royalty on net sales of products covered by the license. The Company will be required to make a one-time milestone payment to Dr. Dante in the amount of $1,000,000 upon the occurrence of a specified regulatory event. The Company has the right to grant sublicenses of the patented technology to third parties, subject to its obligation to pay Dr. Dante a royalty on any revenue it receives from such arrangements. At September 30, 2007, no such payments have been made or are payable under this agreement as the technology has not been sublicensed, the product has not been launched and sales have not commenced.

The term of the agreement generally extends until the last licensed patent right expires, which is expected to occur in 2013. Either party may terminate the agreement upon delivery of written notice if the other party commits fraud, willful misconduct, or illegal conduct of the other party with respect to the subject matter of the agreement. In addition, either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. The Company may also voluntarily terminate the agreement upon delivery of written notice

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

within a specified time period. In addition, Dr. Dante may terminate the agreement upon specified bankruptcy, liquidation or receivership proceedings.

Cypress Bioscience, Inc.

In January 2005, the Company entered into a license agreement with Cypress whereby the Company sublicensed certain of its rights under a patent license agreement with Duke University (“Duke”) to Cypress for specified uses. As consideration for this license, Cypress paid the Company non-refundable upfront fees of $1,500,000. The term of the license agreement generally extends until the licensed patent expires, which is expected to occur in 2023. Cypress can require the Company to provide clinical support for any of the specified uses over the term of the agreement. Accordingly, this $1,500,000 is being recognized over 17 years, the estimated term of the agreement. In addition, Cypress is obligated to pay the Company a royalty on net sales of any products covered by the sublicensed technology. Cypress may also be required to make future milestone payments to the Company of up to $57,000,000 upon its achievement of various regulatory milestones. In June 2006, Cypress announced that the results of a completed Phase IIa trial did not support continuing its development program for obstructive sleep apnea, one of the specified uses under the agreement. Therefore, the Company’s receipt of $20,000,000 of milestone payments related to sleep apnea is unlikely at this time.

For the years ended December 31, 2005 and 2006, for the nine months ended September 30, 2006 and 2007 and for the period September 12, 2002 (inception) to September 30, 2007, the Company recognized revenues under this agreement of $88,000, $88,000, $62,000, $66,000 and $243,000, respectively. At December 31, 2005 and December 31, 2006 and September 30, 2007, deferred revenue under this agreement totaled $1,412,000, $1,323,000 and $1,257,000, respectively.

As a result of the Company’s sublicensing of the Duke technology to Cypress for specified uses, the Company may be required to make future payments to Duke of up to $5.7 million ($3.7 million excluding milestone payments related to sleep apnea) upon Cypress’s achievement of various regulatory milestones. The term of the Cypress agreement generally extends until the last licensed patent right expires, which is expected to occur in 2023. Either party may terminate the agreement upon delivery of written notice if the other party commits fraud, willful misconduct, or illegal conduct of the other party with respect to the subject matter of the agreement. In addition, either party may terminate the agreement upon delivery of written notice if the other party commits a material breach of its obligations and fails to remedy the breach within a specified period. Cypress may terminate the agreement for any reason upon delivery of written notice within the specified period. Cypress may also terminate with no notice if an unfavorable judgment is entered against the Company or any other party relating to the patents we have sublicensed to Cypress. In addition, Cypress may terminate the agreement upon specified bankruptcy, liquidation or receivership proceedings.

Eli Lilly and Company

In December 2004, the Company entered into a Drug Study Agreement with Eli Lilly whereby the Company and Eli Lilly would enter into a joint Drug Study program. Eli Lilly was required to make a payment of $87,000 upon execution of the agreement and $87,000 upon the completion of the pre-clinical study, which was completed in December 2005. For the year ended December 31, 2005 and for the period from September 12, 2002 (inception) to September 30, 2007, the Company recognized revenue totaling $174,000 under this agreement.

4.	Investment Securities, Available-for-Sale

The Company invests its excess cash in investment securities, principally debt instruments of financial institutions and corporations with strong credit ratings. A summary of the estimated fair value of

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

investment securities, available-for-sale, is as follows at December 31, 2005 and 2006 and September 30, 2007 (in thousands):

December 31, 2005		Unrealized
	Maturity in Years	Amortized Cost	Gains	Losses	Fair Value

Corporate debt obligations	Less than 1-3	$18,954	$—	$(47)	$18,907

December 31, 2006		Unrealized
	Maturity in Years	Amortized Cost	Gains	Losses	Fair Value

Corporate debt obligations	Less than 1	$31,820	$11	$—	$31,831
Corporate debt obligations	Various through 2009	1,249	—	—	1,249

		33,069	11	—	33,080
Less cash equivalents		(18,092)			(18,092)

Amounts classified as investments		$14,977	$11	$—	$14,988

September 30, 2007		Unrealized
	Maturity in Years	Amortized Cost	Gains	Losses	Fair Value

Corporate debt obligations	Less than 1	$61,438	$99	$—	$61,537
Corporate debt obligations	2-3	2,755	2	—	2,757

Total investment securities		$64,193	$101	$—	$64,294

The unrealized losses on these investments at December 31, 2005 were caused by interest rate increases and not credit quality. The Company has determined the unrealized losses to be temporary since the duration of the decline in value of the investments has been short and the extent of the decline has not been significant.

5.	Property and Equipment

Property and equipment consists of the following (in thousands):

		December 31,		September 30,
	Useful Life (In Years)	2005	2006	2007

Furniture and fixtures	5	$—	$311	$311
Computer equipment	3 to 5	25	105	111
Leasehold improvements	5	—	36	42
Laboratory equipment	5	126	126	154
Equipment not yet placed in service		—	—	418

		151	578	1,036
Accumulated depreciation		(6)	(50)	(141)

Property and equipment, net		$145	$528	$895

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

6.	Accrued Expenses

Accrued expenses consist of the following (in thousands):

	December 31,		September 30,
	2005	2006	2007

Accrued preclinical and clinical trial expenses	$—	$2,269	$2,044
Accrued compensation related expenses	137	762	1,046
Accrued legal and professional expenses	—	104	155
Other accrued expenses	—	69	437

	$137	$3,204	$3,682

7.	Redeemable Convertible Preferred Stock and Stockholders’ Equity

Redeemable Convertible Preferred Stock

During January 2004, the Company entered into agreements with several investors who collectively purchased 7,863,776 shares of Series A redeemable convertible preferred stock (“Series A Preferred Stock”) at $1.18 per share for cash proceeds of $9,193,866, net of issuance costs of $85,387. In addition, notes payable and accrued interest totaling $1,720,747 were converted into 1,458,259 shares of Series A Preferred Stock.

During April and May 2005, the Company entered into agreements with several investors who collectively purchased 14,830,509 shares of Series B redeemable convertible preferred stock (“Series B Preferred Stock” and, together with the Series A Preferred Stock, the “Preferred Stock”) at $2.36 per share for cash proceeds totaling $34,914,721, net of issuance costs of $85,279.

Each share of Preferred Stock was automatically convertible into common stock upon (i) the affirmative election of the holders of two-thirds of the outstanding shares of Preferred Stock, or (ii) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $12.16 (as may be adjusted), and the gross cash proceeds are at least $30 million. Upon the closing of the initial public offering of 8,050,000 shares of the Company’s common stock in May 2007, all shares of the Company’s outstanding redeemable preferred stock were converted into an aggregate of 12,076,269 shares of common stock.

The holders (collectively, the “Preferred Holders”) of Preferred Stock were entitled to receive non-cumulative dividends at a rate of 8% per annum. These dividends were payable when and if declared by the Board of Directors. At December 31, 2006, and at the time of the initial public offering, the Board of Directors had not declared any dividends. The preferred dividends were payable in preference and in priority to any dividends on the Company’s common stock.

The holders of the Series A Preferred Stock and Series B Preferred Stock were entitled to receive liquidation preferences at the rate of $1.18 and $2.36 per share, respectively. Liquidation payments to the holders of Preferred Stock have priority and are made in preference to any payments to the holders of common stock.

The holders of Series A Preferred Stock were entitled to elect three members of the Company’s Board of Directors, and the holders of Series B Preferred Stock were entitled to elect two members of the Company’s Board of Directors.

In addition, at any time after April 22, 2010 and upon the election of the holders of at least two-thirds of the outstanding shares of Preferred Stock, and only after all outstanding shares of the Series B

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Preferred Stock have been redeemed, the Company was required to redeem in three annual installments, the outstanding shares of Preferred Stock by a cash payment equal to the original issue price ($1.18 for Series A Preferred Stock and $2.36 for Series B Preferred Stock) plus any declared but unpaid dividends, as adjusted for stock dividends, combinations or splits.

The Company accreted the carrying value of these securities to the Liquidation Preference and Redemption Value as of April 23, 2010, the earliest date on which the Preferred Holders could require the redemption of the outstanding shares. The difference between the Carrying Value and the Liquidation Preference and Redemption Value of the Preferred Stock represented the amount of issuance costs remaining to be accreted.

At December 31, 2006, redeemable convertible Preferred Stock consisted of the following (in thousands):

	Shares Authorized,	Liquidation
	Issued and	Preference and
Series	Outstanding	Redemption Value	Carrying Value

Series A	9,322	$11,000	$10,955
Series B	14,831	35,000	34,942

	24,153	$46,000	$45,897

Convertible Preferred Stock

During November 2006, the Company sold 8,771,930 shares of Series C convertible Preferred Stock at $3.42 per share, resulting in net proceeds of approximately $29,900,000. The Series C convertible Preferred Stock was sold at a price per share below the anticipated IPO price. Accordingly, pursuant to Emerging Issues Task Force Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features, the Company recorded a deemed dividend on the Series C convertible Preferred Stock of $13,859,649, which is equal to the number of shares of Series C convertible Preferred Stock sold multiplied by the difference between the estimated fair value of the underlying preferred stock and the Series C conversion price per share. The deemed dividend increases the net loss applicable to common stockholders in the calculation of basic and diluted net loss per common share for the year ended December 31 2006 and is reported as a charge to additional paid-in capital.

Each share of Series C convertible Preferred Stock was automatically convertible into common stock upon (i) the affirmative election of the holders of two-thirds of the outstanding shares of Preferred Stock, or (ii) the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of common stock for the account of the Company in which the per share price is at least $12.16 (as may be adjusted), and the gross cash proceeds are at least $30 million. Upon the closing of the initial public offering of 8,050,000 shares of the Company’s common stock in May 2007, all shares of the Company’s outstanding convertible preferred stock were converted into an aggregate of 4,385,962 shares of common stock.

The holders of Series C convertible Preferred Stock were entitled to receive liquidation preferences at the rate of $3.42 per share. Liquidation payments to the holders of Series C convertible Preferred Stock had priority and were to be made in preference to any payments to the holders of common stock.

Common Stock

During 2002 and 2003, and in connection with the founding of the Company, the Company issued 1,599,600 shares of common stock at $0.002 per share in exchange for cash and services. In addition, during

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

2003, in exchange for consulting services rendered to the Company, the Company issued two individuals a total of 442,624 shares of the Company’s common stock at $0.002 per share.

During May 2006, the Board of Directors approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized common shares by 3,000,000, resulting in the total number of authorized common shares of 38,000,000. In addition, during November 2006, the Board of Directors approved an amendment to the Company’s Certificate of Incorporation to increase the number of authorized shares of common stock to 50,000,000.

In February 2007, the Company’s Board of Directors and stockholders approved a one-for-two reverse stock split of the Company’s outstanding common stock. A Certificate of Amendment to the Company’s Amended and Restated Certificate of Incorporation was filed on April 9, 2007 effecting the one-for-two reverse stock split. All common and per-share data included in these financial statements have been retroactively restated to reflect the one-for-two reverse stock split.

Stock Options

During 2004, the Company adopted the 2004 Stock Plan (the “2004 Plan”) under which, as amended, 1,659,275 shares of common stock are reserved for issuance to employees, directors and consultants of the Company at December 31, 2005. During May 2006, the Board of Directors approved an increase to the number of common shares available for issuance under the 2004 Plan by 1,500,000, resulting in the total number of shares available under the 2004 Plan of 3,159,275 at December 31, 2006. The 2004 Plan provides for the grant of incentive stock options, non-statutory stock options and rights to purchase restricted stock to eligible recipients. Recipients of incentive stock options shall be eligible to purchase shares of the Company’s common stock at an exercise price equal to no less than the estimated fair market value of such stock on the date of grant. The maximum term of options granted under the 2004 Plan is ten years. The options generally vest over four years, and some are immediately exercisable. At September 30, 2007, 2,352,062 shares of our common stock were reserved for future issuance upon the exercise of outstanding options under the 2004 Plan.

In February 2007, the Company’s stockholders approved the 2007 Equity Incentive Award Plan (the “2007 Plan”), which became effective in April 2007, under which 3,525,000 shares of common stock were initially reserved for future issuance to employees, directors and consultants of the Company. The 2007 Plan provides for the issuance of stock options, stock appreciation rights, restricted stock units, performance stock units, and other stock-based awards. The 2007 Plan has an initial term of ten years. As of the effectiveness of the 2007 Plan, no additional shares will be granted under the 2004 Plan. At September 30, 2007, options to purchase 202,000 shares have been granted and are outstanding under the 2007 Plan.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

The following table summarizes stock option transactions for the 2004 and 2007 Plans since inception:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding at December 31, 2002 and 2003	—	$—
Granted	223,624	0.10

Outstanding at December 31, 2004	223,624	0.10
Granted	1,260,683	0.10 - 0.60
Exercised	(58,973)	0.10
Cancelled	(86,203)	0.10

Outstanding at December 31, 2005	1,339,131	0.52
Granted	1,240,444	0.70 - 6.00
Exercised	(45,000)	0.10 - 0.60
Cancelled	(237,513)	0.60

Outstanding at December 31, 2006	2,297,062	1.24
Granted (unaudited)	257,000	14.20
Exercised (unaudited)	—	—
Cancelled (unaudited)	—	—

Outstanding at September 30, 2007 (unaudited)	2,554,062	$2.54

The following table summarizes information about stock options outstanding under the 2004 Plan at December 31, 2006:

	Outstanding Options			Exercisable Options
			Weighted			Weighted
			Average			Average
			Remaining			Remaining
	Number of		Contractual	Number of	Weighted	Contractual
Exercise	Outstanding	Weighted Average	Life	Exercisable	Average	Life
Price	Options	Exercise Price	(In Years)	Options	Exercise Price	(In Years)

$0.10	185,735	$0.10	8.0	185,735	$0.10	8.0
0.60	870,883	0.60	8.4	537,550	0.60	8.4
0.70	262,944	0.70	9.5	262,944	0.70	9.5
2.00	935,000	2.00	9.8	20,312	2.00	9.8
6.00	42,500	6.00	9.9	885	6.00	9.9

	2,297,062	1.24	9.1	1,007,426	0.57	8.7

In connection with the preparation of a registration statement for the Company to sell shares of its common stock in an initial public offering, the Company reassessed the estimated fair value of the common stock in light of the expected completion of the offering. The Company did not use a contemporaneous valuation from an unrelated valuation specialist. The Company has not historically obtained contemporaneous valuations by an unrelated valuation specialist because, at the time of the issuances of stock options, the Company believed its estimates of the fair value of its common stock to be reasonable and consistent with its understanding of how similarly situated companies in its industry were valued. Based upon the reassessment, the Company determined that the reassessed fair value of the options granted to employees from April 2005 to December 2006 was greater than the exercise price of those options. Prior to April 1, 2005, the exercise price

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

of the Company’s employee stock options equaled the estimated fair value of the common stock on the date of grant. Information on employee stock options granted from April 1, 2005 through December 30, 2006 is summarized as follows:

			Fair Value
			Estimate per	Intrinsic
	Number of	Exercise	Common	Value per
Date of Issuance	Options Granted	Price	Share	Option Share

May 2005	1,113,396	$0.60	$6.00	$5.40
May 2006	262,944	$0.70	$7.00	$6.30
September 2006	935,000	$2.00	$10.00	$8.00
November 2006	37,500	$6.00	$10.00	$4.00

The 1,113,396 options granted in 2005 included in the above table were accounted for using the options’ intrinsic value, or the difference between the reassessed fair value as per the above table and the exercise price of the options. This amount is being amortized over the vesting period, generally four years on a straight-line basis. For the years ended December 31, 2005 and 2006, the amount included in stock-based compensation expense totals approximately $1,112,800 and $1,271,800, respectively.

The aggregate intrinsic value of options outstanding and exercisable at December 31, 2006 was approximately $20,120,000 and $9,503,000, respectively. The aggregate intrinsic value of options exercised during the year ended December 31, 2006 was approximately $320,500.

The weighted average grant-date fair value of the 503,892 vested options at December 31, 2006 was $5.20 and the weighted average grant-date fair value of the 368,700 shares which vested during the year ended December 31, 2006 was $4.75. The weighted average grant-date fair value of the options cancelled during the year ended December 31, 2006 was $0.60.

Common Stock Reserved for Future Issuance

Common stock reserved for future issuance consists of the following at December 31, 2006 and September 30, 2007:

	December 31,	September 30,
	2006	2007

Conversion of preferred stock	16,462	—
Stock options issued and outstanding	2,297	2,554
Authorized for future option grants	758	4,026

	19,517	6,580

8.  Income Taxes

Significant components of the Company’s deferred tax assets are summarized at December 31, 2005 and 2006 are shown below. A valuation allowance has been established as realization of such assets has not met the more likely than not threshold requirement under SFAS 109.

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	2005	2006

Deferred tax assets:
Net operating loss carryforwards	$7,406	$17,154
Research and development credits	1,277	3,326
Deferred revenue	575	539
Other, net	50	245

Total deferred tax assets	9,308	21,264
Less valuation allowance	(9,308)	(21,264)

	$—	$—

At December 31, 2006, the Company has federal and state net operating loss carryforwards of approximately $42.1 million and $42.6 million, respectively. The federal and state loss carryforwards begin to expire in 2022 and 2012, respectively, unless previously utilized.

At December 31, 2006, the Company has federal and state research and development tax credit carryforwards of $2.2 million and $1.7 million, respectively. The federal research and development tax credits begin to expire in 2023 unless previously utilized and the state tax credits carry forward indefinitely.

Utilization of the net operating loss carryforwards and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Internal Revenue Code of 1986, as amended, and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — An Interpretation of FASB Statement No. 109 (“FIN 48”), which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Under FIN 48, the tax benefit from uncertain tax positions may be recognized only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. After initial adoption of FIN 48, deferred tax assets and liabilities for temporary differences between the financial reporting basis and the tax basis of the Company’s assets and liabilities along with net operating loss and tax credit carryovers are recognized only for tax positions that meet the more likely than not recognition criteria. Additionally, recognition and derecognition of tax benefits from uncertain tax positions are recorded as discrete tax adjustments in the first interim period that the more likely than not threshold is met.

The adoption of FIN 48 did not impact our financial condition, results of operations or cash flows. At January 1, 2007, we had net deferred tax assets of $21.3 million. The deferred tax assets are primarily composed of federal and state tax net operating loss carryforwards, capitalized research and development and federal and state research and development credit carryforwards. Due to uncertainties surrounding our ability to generate future taxable income to realize these assets, a full valuation allowance has been established to offset our net deferred tax assets. Additionally, the future utilization of our net operating loss and research and development credit carryforwards to offset future taxable income may be subject to a substantial annual limitation as a result of ownership changes that have occurred previously or that could occur in the future. We have not yet completed an analysis to determine whether or not ownership changes within the meaning of Internal Revenue Code Sections 382 and 383 have occurred in prior years. Once such an analysis is completed, we plan to update our unrecognized tax benefits under FIN 48. At this time, we cannot estimate how much the recognized tax benefits may decrease, if any. Any carryforwards that will expire prior to utilization as a result of such limitations will be removed from deferred tax assets with a corresponding

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

reduction of the valuation allowance. Due to the existence of the valuation allowance, future changes in our unrecognized tax benefits will not impact our effective tax rate.

The Company recognizes interest and penalties related to unrecognized tax benefits as part of the provision for income taxes. Since a full valuation allowance was recorded against the Company’s net deferred tax assets and the unrecognized tax benefits determined under FIN 48 would not result in a tax liability, the Company has not accrued for any interest and penalties relating to these unrecognized tax benefits.

9.  Litigation

On June 14, 2004, the Company and Duke jointly filed a lawsuit against Elan Corporation, plc, Elan Pharma International Ltd., Elan Pharmaceuticals, Inc. (collectively, “Elan”), Eisai, Inc., Eisai Co., Ltd. (together, “Eisai”) and a former employee of Elan to resolve a dispute over rights in an invention relating to the use of zonisamide to treat obesity. The Company and Duke allege that scientists at Duke made the invention, and that Elan improperly used information supplied by the scientists to file a patent application on the invention. The Company and Duke sought a declaratory judgment of correct inventorship and ownership of the Elan patent application, as well as damages and injunctive relief for copyright infringement, fraud, conversion, unjust enrichment, unfair and deceptive trade practices, and unfair competition. Duke also has filed a patent application on the invention at issue, which has been exclusively licensed to the Company. On January 30, 2006, without addressing the merits of the lawsuit, the court decided on jurisdictional grounds that it could not decide the inventorship issue and, therefore, dismissed the request for a declaratory judgment. The court stayed all other claims against Elan until the U.S. Patent and Trademark Office (“PTO”) resolves Duke’s request for interference between the Duke and Elan patent applications. The Company expects the PTO to decide the inventorship issue if an interference is declared.

On December 14, 2006, the Company, Elan, Eisai and the former Elan employee entered into a settlement agreement to settle the lawsuit. Upon execution of the settlement agreement, the lawsuit was dismissed with prejudice. Under the terms of the settlement agreement, the parties have, subject to limitations set forth in the settlement agreement, released each other from all claims and demands arising under the laws of the United States or any state within the United States existing as of the date of the settlement agreement that arise out of or relate to the lawsuit or the specified Duke and Eisai patent applications. The releases do not apply to the parties’ rights with respect to claims and demands outside the United States (see following paragraph). In addition, each of Elan, Eisai and the former Elan employee have represented that they are not currently seeking and do not currently possess any patent rights in the United States relating to the use of zonisamide for the treatment of obesity or other weight-related disorders or conditions. In addition, Elan and the former Elan employee have agreed not to assert any such U.S. patent against the Company’s Empatic (formerly Excalia) product, which contains zonisamide and bupropion to treat obesity, even if Eisai later obtains a U.S. patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the Eisai patent application. Likewise, if Duke obtains a U.S. patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the Duke patent application, the Company and Duke have agreed that the Company will not assert any such patent against Elan, Eisai or the former Elan employee for any conduct relating to Zonegran, which is a zonisamide product currently marketed by Eisai.

In September 2007, the Company and Duke entered into a settlement agreement with Eisai, which resolves the foreign aspects of the dispute over rights in an invention relating to the use of zonisamide to treat obesity. Under the terms of the settlement agreement, the parties have, subject to limitations set forth in the agreement, released each other from all claims and demands arising under the laws of any country outside of the United States existing as of the date of the agreement that arise out of or relate to the lawsuit or certain

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

specified Duke and Eisai foreign patents that may issue from certain patent applications claiming the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions. In addition, if Eisai obtains a foreign patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the specified Eisai foreign patent applications, Eisai has agreed that it will not assert any such patent against the Company relating to our Empatic product candidate, which contains zonisamide and bupropion and is being developed to treat obesity. Likewise, if Duke obtains a foreign patent containing a claim that encompasses the use of zonisamide as the sole active ingredient to treat obesity or other weight-related disorders or conditions that issues from or is based upon the specified Duke foreign patent applications, the Company and Duke have agreed that the Company will not assert any such patent against Eisai for any conduct relating to Zonegran, which is a zonisamide product currently marketed by Eisai.

The Company is not currently a party to any other material legal proceedings.

10.  Related Party Transactions

During the year ended December 31, 2003 and 2004, two of the Company’s stockholders, which are affiliated venture funds, loaned the Company $1,650,000 and $15,000, respectively. The notes were interest bearing at an annual rate of 6.25% and were due in January 2004. During January 2004, the notes, and accrued interest totaling $55,747, were converted into 1,458,259 shares of Series A Preferred Stock.

During the years ended December 31, 2004, 2005 and 2006 and for the period September 12, 2002 (inception) to September 30, 2007, the Company reimbursed a company, which is the general partner of the two stockholders venture funds, for expenses incurred on the Company’s behalf. These expenses, which included amounts for rent, totaled $27,535, $9,715, $28,454, $16,205, $0, and $193,649 for the years ended December 31, 2004, 2005 and 2006, for the nine months ended September 30, 2006 and 2007, and for the period September 12, 2002 (inception) to September 30, 2007, respectively. Rent expense paid under a month-to-month rental agreement to this founding stockholder totaled $22,825, $1,900, $23,500, $13,000, $0, and $54,926 for the years ended December 31, 2004, 2005 and 2006, for the nine months ended September 30, 2006 and 2007, and for the period September 12, 2002 (inception) to September 30, 2007, respectively.

During August 2006, the Company entered into a sponsored research agreement with OHSU, one of the Company’s stockholders, for work conducted by the laboratory of Dr. Michael Cowley, an officer and employee of the Company. The agreement, which provides for payment by the Company to OHSU of up to approximately $847,500 over the 30 month term of the agreement, is primarily for the continuation of research underlying the license agreement entered into between the Company and OHSU in June 2003 (Note 3). Approximately $182,000 was payable to OHSU as of December 31, 2006 and $273,000 was paid to OHSU during the nine months ended September 30, 2007.

11.  Subsequent Events

Credit and Security Agreement

On December 28, 2007, the Company drew down $8.0 million from the $15.0 million that remained available under the credit and security agreement, as amended, with Merrill Lynch Capital.

Operating Lease

In December 2007, the Company entered into an operating lease agreement for office facilities in San Diego, California. The term of the lease will begin on the day of substantial completion of the tenant improvement, which date is not anticipated to be sooner than March 1, 2008 and is for an initial term of 64 months. The monthly rental payments are adjusted on an annual basis. As security for the lease, the

OREXIGEN THERAPEUTICS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

landlord initially required a letter of credit for $1,000,000. The amount of security required will be reduced every 12 months until the 49th month of the lease term, at which time the amount of security required is zero. Future minimum payments under this operating lease total $451,000, $1,085,000, $1,122,000, $1,162,000, $1,202,000 and $618,000 for the years ended December 31, 2008, 2009, 2010, 2011, 2012, and 2103, respectively, however, rent expense will be recorded on a straight-line basis.

OHSU License Agreement

In December 2007, the license agreement between the Company and OHSU was amended. The amendment provides for, among other things, the change from a co-exclusive license to the patent rights underlying the in vitro model that the Company has used for screening combination therapies for impact on neuronal activity to an exclusive license to such patent rights, and the agreement on the part of the Company to pay 100% of the costs associated with such patent rights. In addition, the Company agreed to reimburse approximately OHSU $42,000, which represents patent costs incurred by OHSU to date with respect to such rights. The amendment also gives OHSU the right to not file any patent application or to abandon any patent or patent application included in the patent rights, in which case it must provide 60 days prior written notice to the Company and, in response, the Company may elect at its sole cost to pursue these actions.

7,000,000 Shares

Common Stock

PROSPECTUS

Merrill Lynch & Co.

Leerink Swann

JMP Securities

Lazard Capital Markets

Canaccord Adams

Natixis Bleichroeder Inc.

          , 2008

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable by us in connection with the registration of the common stock hereunder. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

Item	Amount to be Paid

SEC Registration Fee	$4,423
FINRA Filing Fee	11,754
Legal Fees and Expenses	500,000
Accounting Fees and Expenses	175,000
Printing and Engraving Expenses	250,000
Blue Sky, Qualification Fees and Expenses	20,000
Transfer Agent and Registrar Fees	5,000
Miscellaneous Expenses	133,823

Total	$1,100,000

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our amended and restated bylaws provide for the indemnification of officers, directors and third parties acting on our behalf if such persons act in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, such indemnified party had no reason to believe his or her conduct was unlawful.

We have entered into indemnification agreements with each of our directors and executive officers, in addition to the indemnification provisions provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (to be filed as Exhibit 1.1 hereto) will provide for indemnification by the underwriters of us, our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, in connection with matters specifically provided in writing by the underwriters for inclusion in the registration statement.

We have purchased and will continue to maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

Since January 2005, we have issued and sold the following unregistered securities:

1. In April and May 2005, we issued and sold an aggregate of 14,830,509 shares of Series B preferred stock to certain existing and new investors at a per share price of $2.36, for aggregate consideration of $35.0 million. Upon the completion of our initial public offering, or IPO, in May 2007, these shares of Series B preferred stock converted into 7,415,253 shares of our common stock.

2. In November 2006, we issued and sold an aggregate of 8,771,930 shares of Series C preferred stock to certain existing and new investors at a per share price of $3.42, for aggregate consideration of $30.0 million. Upon the completion of our IPO in May 2007, these shares of Series C preferred stock converted into 4,385,962 shares of our common stock.

3. Since our inception through our IPO in May 2007, we granted stock options to purchase 2,779,751 shares of our common stock at an exercise price ranging from $0.10 to $10.72 per share to a total of 22 persons including our employees, consultants and directors under our 2004 stock plan. Since our inception through our IPO in May 2007, we issued and sold an aggregate of 103,973 shares of our common stock to our employees, consultants and directors at prices ranging from $0.10 to $0.60 per share pursuant to exercises of options granted under our 2004 stock plan.

The issuance of securities described above in paragraphs (1) and (2) were exempt from registration under the Securities Act of 1933, as amended, in reliance on Section 4(2) of the Securities Act of 1933, as amended, and Regulation D promulgated thereunder, as transactions by an issuer not involving any public offering. The purchasers of the securities in these transactions represented that they were accredited investors or qualified institutional buyers and they were acquiring the securities for investment only and not with a view toward the public sale or distribution thereof. Such purchasers received written disclosures that the securities had not been registered under the Securities Act of 1933, as amended, and that any resale must be made pursuant to a registration statement or an available exemption from registration. All purchasers either received adequate financial statement or non-financial statement information about the registrant or had adequate access, through their relationship with the registrant, to financial statement or non-financial statement information about the registrant. The sale of these securities was made without general solicitation or advertising.

The issuance of securities described above in paragraph (3) was exempt from registration under the Securities Act of 1933, as amended, in reliance on Rule 701 of the Securities Act of 1933, as amended, pursuant to compensatory benefit plans approved by the registrant’s board of directors.

All certificates representing the securities issued in these transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1(1)	Amended and Restated Certificate of Incorporation of the Registrant
3	.2(1)	Amended and Restated Bylaws of the Registrant
4	.1(1)	Form of the Registrant’s Common Stock Certificate
4	.2(1)	Second Amended and Restated Investors’ Rights Agreement dated November 20, 2006
4	.3(2)	Registration Rights Waiver and Amendment dated January 6, 2008
5.1		Opinion of Latham & Watkins LLP
10	.1(1)	Form of Director and Executive Officer Indemnification Agreement
10	.2(1)	Form of Executive Officer Employment Agreement
10	.3#(1)	2004 Stock Plan and forms of option agreements thereunder
10	.4#(1)	Independent Director Compensation Policy
10	.5#(1)	2007 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder
10	.6(1)	Lease dated September 22, 2006 by and between the Registrant and Prentiss/Collins Del Mar Heights LLC

Exhibit
Number		Description

10	.7†(1)	License Agreement dated June 27, 2003 by and between the Registrant and Oregon Health & Science University
10	.8†(1)	Amendment to License Agreement dated June 27, 2003 by and between the Registrant and Oregon Health & Science University
10	.9†(1)	Letter Agreement Amendment to License Agreement dated June 27, 2003 by and between the Registrant and Oregon Health & Science University
10	.10†(1)	License Agreement dated March 31, 2004 by and between the Registrant and Duke University
10	.11†(1)	Amendment No. 1 to License Agreement dated March 31, 2004 by and between the Registrant and Duke University
10	.12†(1)	Amendment No. 2 to License Agreement dated March 31, 2004 by and between the Registrant and Duke University
10	.13†(1)	License Agreement dated June 1, 2004 by and between the Registrant and Lee G. Dante, M.D.
10	.14†(1)	License Agreement dated January 3, 2005 by and between the Registrant and Cypress Bioscience, Inc.
10	.15(1)	Credit and Security Agreement dated December 15, 2006 by and between the Registrant and Merrill Lynch Capital
10	.16(1)	Settlement Agreement dated December 14, 2006 by and among the Registrant, Duke University, Elan Corporation, plc, Elan Pharma International Ltd., Elan Pharmaceuticals, Inc., Eisai, Inc., Eisai Co., Ltd. and Julianne E. Jennings
10	.17#(1)	Consulting Agreement dated February 1, 2005 by and between the Registrant and Eckard Weber, M.D.
10	.18#(1)	Consulting Agreement dated January 14, 2005 by and between the Registrant and John Crowley
10	.19(1)	Consulting Agreement dated December 9, 2005 by and between the Registrant and PharmaDirections, Inc.
10	.20(1)	Letter Agreement Amendment to Consulting Agreement dated December 9, 2005 by and between the Registrant and PharmaDirections, Inc.
10	.21(1)	Research Agreement dated August 6, 2006 by and between the Registrant and Oregon Health & Science University
10	.22(1)	Master Agreement for Pharmaceutical Development Services dated February 16, 2007 by and between Registrant and Patheon Pharmaceuticals Inc.
10	.23(3)††	Consulting Agreement dated June 15, 2007 by and between the Registrant and PharmaDirections, Inc.
10	.24(4)	First Amendment to Credit and Security Agreement dated July 2, 2007 by and between the Registrant and Merrill Lynch Capital
10	.25#(5)	Amendment No. 1 to Employment Agreement dated August 22, 2007 by and between the Registrant and Gary D. Tollefson
10	.26(6)	Settlement Agreement dated September 12, 2007 by and among the Registrant, Duke University, Eisai, Inc. and Eisai Co. Ltd.
10	.27(7)	Second Amendment to Credit and Security Agreement dated November 6, 2007 by and between the Registrant and Merrill Lynch Capital
10	.28(8)	Amendment No. 3 to License Agreement dated December 10, 2007 by and between the Registrant and Oregon Health & Science University
10	.29(8)	Office Lease dated December 11, 2007 by and between the Registrant and Mullrock 3 Torrey Pines, LLC
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm
23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1(9)	Power of Attorney (See page II-5)

footnotes on following page

*	To be filed by amendment.

(1)	Filed with the Registrant’s Registration Statement on Form S-1 on December 19, 2006, as amended (File No. 333-139496).

(2)	Filed with the Registrant’s Current Report on Form 8-K on January 7, 2008.

(3)	Filed with the Registrant’s Current Report on Form 8-K on June 20, 2007.

(4)	Filed with the Registrant’s Current Report on Form 8-K on July 3, 2007.

(5)	Filed with the Registrant’s Current Report on Form 8-K on August 28, 2007.

(6)	Filed with the Registrant’s Current Report on Form 8-K on September 18, 2007.

(7)	Filed with the Registrant’s Current Report on Form 8-K on November 8, 2007.

(8)	Filed with the Registrant’s Current Report on Form 8-K on December 14, 2007.

(9)	Filed with the Registrant’s Registration Statement on Form S-1 on January 7, 2008.

†	Confidential treatment has been granted for portions of this exhibit. These portions have been omitted from the Registration Statement and filed separately with the Securities and Exchange Commission.

††	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#	Indicates management contract or compensatory plan.

(b)	Financial Statement Schedules

Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17.	Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

We hereby undertake that:

(a) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from a form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this registration statement as of the time it was declared effective.

(b) For the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Orexigen Therapeutics, Inc. has duly caused this Amendment No. 1 to Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in San Diego, California on the 14th day of January, 2008.

OREXIGEN THERAPEUTICS, INC.

By:	/s/ Gary D. Tollefson, M.D., Ph.D.
Gary D. Tollefson, M.D., Ph.D.
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Gary D. Tollefson, M.D., Ph.D. Gary D. Tollefson, M.D., Ph.D.		President, Chief Executive Officer and Director (Principal Executive Officer)	January 14, 2008

/s/ Graham K. Cooper Graham K. Cooper		Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	January 14, 2008

* Eckard Weber, M.D.		Chairman of the Board of Directors	January 14, 2008

* Louis C. Bock		Director	January 14, 2008

* Brian H. Dovey		Director	January 14, 2008

* Joseph S. Lacob		Director	January 14, 2008

* Michael F. Powell, Ph.D.		Director	January 14, 2008

* Daniel K. Turner III		Director	January 14, 2008

*By:	/s/ Gary D. Tollefson, M.D., Ph.D. Gary D. Tollefson, M.D., Ph.D. Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

1.1		Form of Underwriting Agreement
3	.1(1)	Amended and Restated Certificate of Incorporation of the Registrant
3	.2(1)	Amended and Restated Bylaws of the Registrant
4	.1(1)	Form of the Registrant’s Common Stock Certificate
4	.2(1)	Second Amended and Restated Investors’ Rights Agreement dated November 20, 2006
4	.3(2)	Registration Rights Waiver and Amendment dated January 6, 2008
5.1		Opinion of Latham & Watkins LLP
10	.1(1)	Form of Director and Executive Officer Indemnification Agreement
10	.2(1)	Form of Executive Officer Employment Agreement
10	.3#(1)	2004 Stock Plan and forms of option agreements thereunder
10	.4#(1)	Independent Director Compensation Policy
10	.5#(1)	2007 Equity Incentive Award Plan and forms of option and restricted stock agreements thereunder
10	.6(1)	Lease dated September 22, 2006 by and between the Registrant and Prentiss/Collins Del Mar Heights LLC
10	.7†(1)	License Agreement dated June 27, 2003 by and between the Registrant and Oregon Health & Science University
10	.8†(1)	Amendment to License Agreement dated June 27, 2003 by and between the Registrant and Oregon Health & Science University
10	.9†(1)	Letter Agreement Amendment to License Agreement dated June 27, 2003 by and between the Registrant and Oregon Health & Science University
10	.10†(1)	License Agreement dated March 31, 2004 by and between the Registrant and Duke University
10	.11†(1)	Amendment No. 1 to License Agreement dated March 31, 2004 by and between the Registrant and Duke University
10	.12†(1)	Amendment No. 2 to License Agreement dated March 31, 2004 by and between the Registrant and Duke University
10	.13†(1)	License Agreement dated June 1, 2004 by and between the Registrant and Lee G. Dante, M.D.
10	.14†(1)	License Agreement dated January 3, 2005 by and between the Registrant and Cypress Bioscience, Inc.
10	.15(1)	Credit and Security Agreement dated December 15, 2006 by and between the Registrant and Merrill Lynch Capital
10	.16(1)	Settlement Agreement dated December 14, 2006 by and among the Registrant, Duke
University, Elan Corporation, plc, Elan Pharma International Ltd., Elan Pharmaceuticals, Inc., Eisai, Inc., Eisai Co., Ltd. and Julianne E. Jennings
10	.17#(1)	Consulting Agreement dated February 1, 2005 by and between the Registrant and Eckard Weber, M.D.
10	.18#(1)	Consulting Agreement dated January 14, 2005 by and between the Registrant and John
10	.19(1)	Crowley Consulting Agreement dated December 9, 2005 by and between the Registrant and PharmaDirections, Inc.
10	.20(1)	Letter Agreement Amendment to Consulting Agreement dated December 9, 2005 by and between the Registrant and PharmaDirections, Inc.
10	.21(1)	Research Agreement dated August 6, 2006 by and between the Registrant and Oregon Health & Science University
10	.22(1)	Master Agreement for Pharmaceutical Development Services dated February 16, 2007 by and between Registrant and Patheon Pharmaceuticals Inc.
10	.23††(3)	Consulting Agreement dated June 15, 2007 by and between the Registrant and PharmaDirections, Inc.
10	.24(4)	First Amendment to Credit and Security Agreement dated July 2, 2007 by and between the Registrant and Merrill Lynch Capital
10	.25#(5)	Amendment No. 1 to Employment Agreement dated August 22, 2007 by and between the Registrant and Gary D. Tollefson

Exhibit
Number		Description

10	.26(6)	Settlement Agreement dated September 12, 2007 by and among the Registrant, Duke University, Eisai, Inc. and Eisai Co. Ltd.
10	.27(7)	Second Amendment to Credit and Security Agreement dated November 6, 2007 by and between the Registrant and Merrill Lynch Capital
10	.28(8)	Amendment No. 3 to License Agreement dated December 10, 2007 by and between the Registrant and Oregon Health & Science University
10	.29(8)	Office Lease dated December 11, 2007 by and between the Registrant and Mullrock 3 Torrey Pines, LLC
23.1		Consent of Ernst & Young LLP, independent registered public accounting firm
23.2		Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24	.1(9)	Power of Attorney (See page II-5)

*	To be filed by amendment.

(1)	Filed with the Registrant’s Registration Statement on Form S-1 on December 19, 2006, as amended (File No. 333-139496).

(2)	Filed with the Registrant’s Current Report on Form 8-K on January 7, 2008.

(3)	Filed with the Registrant’s Current Report on Form 8-K on June 20, 2007.

(4)	Filed with the Registrant’s Current Report on Form 8-K on July 3, 2007.

(5)	Filed with the Registrant’s Current Report on Form 8-K on August 28, 2007.

(6)	Filed with the Registrant’s Current Report on Form 8-K on September 18, 2007.

(7)	Filed with the Registrant’s Current Report on Form 8-K on November 8, 2007.

(8)	Filed with the Registrant’s Current Report on Form 8-K on December 14, 2007.

(9)	Filed with the Registrant’s Registration Statement on Form S-1 on January 7, 2008.

†	Confidential treatment has been granted for portions of this exhibit. These portions have been omitted from the Registration Statement and filed separately with the Securities and Exchange Commission.

††	Confidential treatment has been requested for portions of this exhibit. These portions have been omitted from the Registration Statement and submitted separately to the Securities and Exchange Commission.

#	Indicates management contract or compensatory plan.